UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

FEDERAL HOME LOAN BANK OF BOSTON

(Exact name of registrant as specified in its charter)

Federally chartered corporation	04-6002575
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

111 Huntington Avenue Boston, Massachusetts	02199
(Address of principal executive offices)	(Zip Code)

(617) 292-9600

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Class B Stock, par value $100 per share

Table of Contents

Description

RISK FACTORS

ITEM 1.	BUSINESS

ITEM 2.	FINANCIAL INFORMATION

ITEM 3.	PROPERTIES

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6.	EXECUTIVE COMPENSATION

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.	LEGAL PROCEEDINGS

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

RISK FACTORS

Certain terms used in this section are defined and/or explained elsewhere in the document such as, Finance Board, Exchange Act, FHLBanks, and FHLBank Act. Unless otherwise indicated or unless the context requires otherwise, all references in this discussion to “the Bank,” “we,” “us,” “our” or similar references mean the Federal Home Loan Bank of Boston.

The following discussion summarizes some of the more important risks that the Bank faces. This discussion is not exhaustive, and there may be other risks that the Bank faces, which are not described below. The risks described below, if realized, could negatively affect the Bank’s business operations, financial condition and future results of operations, and, among other things, could result in the Bank’s inability to pay dividends in respect of its common stock.

The Bank May Become Liable for All or a Portion of the Consolidated Obligations of the FHLBanks.

Each of the FHLBanks relies upon the issuance of consolidated obligations (COs) as a primary source of funds. COs are the joint and several obligations of all of the FHLBanks, backed only by the financial resources of the FHLBanks. Accordingly, the Bank is jointly and severally liable with the other FHLBanks for the COs issued by the FHLBanks through the Office of Finance, regardless of whether the Bank receives all or any portion of the proceeds from any particular issuance of COs.

The Federal Housing Finance Board (Finance Board), in its discretion, may require any FHLBank to make principal or interest payments due on any COs, whether or not the primary obligor FHLBank has defaulted on the payment of that obligation. Accordingly, the Bank could incur significant liability beyond its primary obligation under COs due to the failure of other FHLBanks to meet their obligations, which could negatively affect the Bank’s financial condition and results of operations.

The Bank is Subject to a Complex Body of Laws and Regulations, which Could Change in a Manner Detrimental to the Bank’s Operations.

The FHLBanks are government-sponsored enterprises (GSEs), organized under the authority of the FHLBank Act, and, as such, are governed by federal laws and regulations as adopted and applied by the Finance Board, an independent agency in the executive branch of the federal government. The Finance Board supervises the Bank and establishes the regulations governing the Bank. From time to time, Congress has amended the FHLBank Act in ways that have significantly affected the rights and obligations of the FHLBanks and the manner in which the FHLBanks carry out their housing-finance mission and business operations. New or modified legislation enacted by Congress or regulations adopted by the Finance Board could have a negative effect on the Bank’s ability to conduct business, or on the cost of doing business.

The Bank cannot predict whether new regulations will be promulgated or whether Congress will enact legislation, and the Bank cannot predict the effect of any new regulations or legislation on the Bank’s operations. Changes in regulatory or statutory requirements could result in, among other things, an increase in the FHLBanks’ cost of funding, a change in permissible business activities, or a decrease in the size, scope, or nature of the FHLBanks’ lending investment or mortgage purchase program activities, which could negatively affect the Bank’s financial condition and results of operations.

On June 23, 2004, the Finance Board approved a rule that requires each of the FHLBanks to register a class of its capital stock with the Securities and Exchange Commission (SEC) under Section 12(g) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Once registered, the Bank will be required to file quarterly, annual, and other current and periodic reports with the SEC. SEC registration poses some uncertainties and risks to the FHLBanks. The Bank will incur additional legal, accounting, and compliance costs associated with its registration with the SEC and its continuing reporting and certification obligations under the Exchange Act.

Multidistrict Membership Could Adversely Affect the Bank.

On October 3, 2001, the Finance Board solicited comments on the implications for the FHLBank System if the Finance Board permitted eligible institutions to become members of more than one FHLBank. The request was prompted by the submission of several petitions asking the Finance Board to permit a single depository institution involved in an interstate merger transaction to become a member of more than one FHLBank concurrently. A decision by the Finance Board to permit multidistrict membership could significantly affect the business and operations of the Bank and the FHLBank System.

While the issues are complex and unprecedented, it is possible that multidistrict membership would result in greater competition among the FHLBanks. Multidistrict membership also would raise a myriad of operational issues, including:

•                  Whether a single institution would be required to comply with the minimum stock requirements of multiple FHLBanks;

•                  The extent to which and the means by which members could create competition among the FHLBanks for their business;

•                  How collateral pledged by a single institution to secure advances should be apportioned among multiple FHLBanks; and

•                  The extent to which a single institution should be permitted to have representation on the boards of directors of multiple FHLBanks.

If, as is currently the case, the Finance Board does not permit multidistrict membership, interstate mergers involving members from different FHLBank districts may result in an increase in the concentration of large members in some FHLBanks and a decrease in membership and loss of business in other FHLBanks. In response to questions at a Congressional hearing on July 12, 2004, the Chairman of the Finance Board stated that the Finance Board had no plan to act on the issue of multidistrict membership. However, there can be no assurance that the Finance Board or any new regulator will continue to take this position.

Changes in Interest Rates Could Significantly Affect the Bank’s Earnings.

Like many financial institutions, the Bank realizes income primarily from the spread between interest earned on the Bank’s outstanding loans and investments and interest paid on the Bank’s borrowings and other liabilities, as measured by its net interest spread. Although the Bank uses various methods and procedures to monitor and manage exposures due to changes in interest rates, the Bank may experience instances when either the Bank’s interest-bearing liabilities will be more sensitive to changes in interest rates than its interest-earning assets, or vice versa. In either case, interest rate moves contrary to the Bank’s position could negatively affect the Bank’s financial condition and results of operations. Moreover, these impacts can be exacerbated by prepayment and extension risk, which is the risk that mortgage-related assets will be refinanced in low interest-rate environments, or will remain outstanding at below-market yields when interest rates increase.

The Bank Relies Upon Derivative Instruments to Reduce Its Interest-Rate Risk, and the Bank May Not Be Able to Enter Into Effective Derivative Instruments on Acceptable Terms.

The Bank uses derivative instruments to attempt to reduce its interest-rate risk and mortgage-prepayment risk. The Bank’s management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume and terms of advances. As a result, the Bank’s effective use of these instruments depends upon the ability of the Bank’s management to determine the appropriate hedging positions in light of the Bank’s assets, liabilities, and prevailing and anticipated market conditions. In addition, the effectiveness of the Bank’s hedging strategy depends upon the Bank’s ability to enter into these instruments with acceptable parties, upon terms satisfactory to the Bank, and in the quantities necessary to hedge the Bank’s corresponding obligations. If the Bank is unable to manage its hedging positions properly, or is unable to enter into hedging instruments upon acceptable terms, the Bank may be unable to effectively manage its interest-rate and other risks, which could negatively affect the Bank’s financial condition and results of operations.

Counterparty Credit Risk Could Adversely Affect the Bank.

The Bank assumes unsecured credit risk when entering into money-market transactions and financial derivatives transactions with counterparties. The insolvency or other inability of a significant counterparty to perform its obligations under such transactions or other agreement could have an adverse effect on the Bank’s financial condition and results of operations.

Changes in the Bank’s Credit Ratings May Adversely Affect the Bank’s Ability to Issue Consolidated Obligations on Acceptable Terms.

The Bank currently has the highest credit rating from Moody’s Investors Service (Moody’s) and Standard & Poor’s Ratings Services (S&P). In addition, the COs of the FHLBanks have been rated Aaa/P-1 by Moody’s and AAA/A-1+ by S&P. These ratings are subject to revision or withdrawal at any time by the rating agencies; therefore, the Bank may not be able to maintain these credit ratings.

However, S&P has assigned six other FHLBanks a negative outlook rating and lowered its long-term counterparty credit rating on three FHLBanks through June 30, 2005, in each case to AA+ from AAA. Although the credit ratings of the COs of the FHLBanks have not been affected by these actions, similar ratings actions or negative guidance may adversely affect the Bank’s cost of funds and ability to issue COs on acceptable terms, which could negatively affect the Bank’s financial condition and results of operations.

The Bank’s Funding Depends upon Its Ability to Access the Capital Markets.

The Bank’s primary source of funds is the sale of COs in the capital markets. The Bank’s ability to obtain funds through the sale of COs depends in part on prevailing conditions in the capital markets at that time, which are beyond the Bank’s control. Accordingly, the Bank cannot make any assurance that it will be able to obtain funding on terms acceptable to the Bank, if at all. If the Bank cannot access funding when needed, the Bank’s ability to support and continue its operations would be adversely affected, which would negatively affect the Bank’s financial condition and results of operations.

The Bank Faces Competition for Loan Demand, Which Could Adversely Affect Earnings.

The Bank’s primary business is making advances to its members. The Bank competes with other suppliers of wholesale funding, both secured and unsecured, including investment banks, commercial banks, and, in certain circumstances, other FHLBanks. The Bank’s members have access to alternative funding sources, which may offer more favorable terms on their loans than the Bank does on its advances, including more flexible credit or collateral standards. In addition, many of the Bank’s competitors are not subject to the same body of regulation applicable to the Bank, which enables those competitors to offer products and terms that the Bank is not able to offer.

The availability to the Bank’s members of alternative funding sources that are more attractive than those funding products offered by the Bank may significantly decrease the demand for the Bank’s advances. Any change made by the Bank in the pricing of its advances in an effort to compete effectively with these competitive funding sources may decrease the Bank’s profitability on advances. A decrease in the demand for the Bank’s advances, or a decrease in the Bank’s profitability on advances would negatively affect the Bank’s financial condition and results of operations.

The Bank’s Efforts to Make Advance Pricing Attractive to Members May Affect Earnings.

The board of directors and management believe that the primary benefits of Bank membership should accrue to borrowing members in the form of low-cost advances. However, any decision to lower advance spreads further in order to gain volume or increase the benefits to borrowing members could result in lower earnings, which could result in lower dividend yields to members.

A Decrease in the Bank’s Earnings Could Reduce Affordable Housing Program (AHP) Subsidies to the Bank’s Members.

In order to fund its AHP, each FHLBank is required to contribute the greater of (1) 10 percent of its net income before AHP charges (excluding the interest expense on mandatorily redeemable capital stock), but after the assessment for the Resolution Funding Corporation (REFCorp) and (2) its prorated share of the FHLBank System’s minimum $100 million annual contribution. Obtaining access to the subsidies in the AHP is a significant benefit to the Bank’s members. If the Bank’s earnings were adversely affected for any reason, then the amount of subsidies, an important benefit of membership, would be reduced.

Increased AHP Contributions by the Bank Could Decrease the Dividends Paid by the Bank to its Members.

If the total annual net income of the 12 FHLBanks were to fall below $1 billion, each FHLBank would be required to contribute more than 10 percent of its net income to its AHP to meet the minimum $100 million annual contribution. Increasing the Bank’s AHP contribution in such a scenario would reduce the Bank’s earnings and potentially reduce the dividend paid to members.

The Bank Relies Heavily Upon Information Systems and Other Technology.

The Bank relies heavily upon information systems and other technology to conduct and manage its business. To the extent that the Bank experiences a failure or interruption in any of these systems or other technology, the Bank may be unable to conduct and manage its business effectively, including, without limitation, its hedging and advances activities. While the Bank has implemented a Disaster Recovery Plan, the Bank can make no assurance that it will be able to prevent, timely and adequately address, or mitigate the negative effects of any such failure or interruption. Any failure or interruption could significantly harm the Bank’s customer relations, risk management, and profitability, which could negatively affect the Bank’s financial condition and results of operations.

The Bank May Not Be Able to Pay Dividends at Rates Consistent with Past Practices.

The Bank’s board of directors may declare dividends on the Bank’s capital stock, payable to members, from the Bank’s retained earnings and current income. The Bank’s ability to pay dividends also is subject to statutory and regulatory requirements. For example, until this registration statement becomes effective, all dividend payments must be approved by the Finance Board. In March 2004, the Bank adopted a retained earnings policy to increase our retained earnings to improve our ability to absorb future losses, if any. The Bank then revised its retained earnings model in December 2004, and may do so again in the future.

The Bank’s retained earnings policy requires the Bank to establish a target amount of retained earnings by considering factors such as market risk, operational risk, and credit risk, all of which may be influenced by events beyond the Bank’s control. The Bank’s current target is to achieve a balance of retained earnings of $120 million in 2006. Events such as changes in the Bank’s market-risk profile, credit quality of assets held, and increased volatility of net income effects of the application of certain generally accepted accounting principles (GAAP) may affect the adequacy of the Bank’s retained earnings and may require the Bank to increase its target level of retained earnings and reduce its dividends from historical dividend payout ratios in order to achieve and maintain the targeted amount of retained earnings. As a result, the Bank’s members could receive lower dividends in respect of their capital stock in the Bank.

The Public Perception of Government-Sponsored Enterprises, Such as the Bank, May Adversely Affect the Bank’s Business Activities, Future Advance Balances, and the Cost of Raising Capital.

Many GSEs, such as Fannie Mae, Freddie Mac, and the FHLBank System, issue AAA-rated agency debt to fund their operations. All three GSEs have grown significantly in recent years. As a result of this growth, these agencies have actively issued debt securities to raise capital, and the capital markets have been under pressure to absorb this increase of debt issuances. In addition, recent negative accounting and other announcements by Fannie Mae and Freddie Mac have created pressure on debt pricing, as investors have perceived such instruments as bearing increased risk. Similar announcements by the FHLBanks may contribute to this pressure on debt pricing.

As a result of this growth and perceived increased risk, the FHLBank System may have to pay a higher rate of interest on its COs to make them attractive to investors. If the Bank maintains its existing pricing on advances, the resulting increased costs of issuing COs could cause advances to be less profitable to the Bank as the net interest margin (the difference between the interest rate received on advances and the interest rate paid on COs) decreases. If, in response to this decrease in net interest margin, the Bank changes the pricing of its advances, the advances may no longer be attractive to members, and the Bank’s outstanding advance balances may decrease. In either case, the increased cost of issuing COs would negatively affect the Bank’s financial condition and results of operations.

The Bank’s Business Activities May Be Adversely Affected Due to Strategy Changes by the Federal Home Loan Bank of Chicago.

As part of our business, we participate in a mortgage partnership finance program with the Federal Home Loan Bank of Chicago, which accounts for nine percent of our total assets as of June 30, 2005, and approximately 13 percent of net interest income. If the FHLBank of Chicago changes the program or ceases to operate the program, this would have a negative impact on our mortgage purchase business.

ITEM 1. BUSINESS

General

The Federal Home Loan Bank of Boston is a federally chartered corporation organized by Congress in 1932 and is a GSE. The Bank is privately capitalized and its mission is to serve the residential-mortgage and community-development lending activities of member financial institutions located in the New England region. Altogether, there are 12 district Federal Home Loan Banks (FHLBanks) located across the United States (U.S.), each supporting the lending activities of member financial institutions within their specific regions. Each FHLBank is a separate entity with its own board of directors, management, and employees.

The Bank combines private capital and public sponsorship that enables its member financial institutions to assure the flow of credit and other services for housing and community development. The Bank serves the public through member financial institutions by providing members with a readily available, low-cost source of funds, thereby enhancing the availability of residential-mortgage and community-investment credit. In addition, the Bank provides members a means of liquidity through a mortgage-purchase program. Under this program, members are offered the opportunity to originate mortgage loans for sale to the Bank. The Bank’s primary source of income is derived from the spread between interest-earning assets and interest-bearing liabilities. The Bank borrows funds at favorable rates due to its GSE status, conservative risk-management practices, and strong capital position.

The Bank’s members and customers are comprised of eligible financial institutions located throughout the New England region. The region is comprised of Massachusetts, Rhode Island, Connecticut, Vermont, New Hampshire, and Maine. Eligible financial institutions include thrift institutions (savings banks, savings and loan associations, and cooperative banks), commercial banks, credit unions, and insurance companies that are active in housing finance. The Bank is also authorized to lend to certain nonmember institutions (called “housing associates”) such as state housing-finance agencies located in New England. Members are required to purchase and hold the Bank’s capital stock for advances and other lending activities transacted with the Bank. The par value of the Bank’s capital stock is $100 and is not publicly traded on any stock exchange. In addition, the U.S. government guarantees neither the member’s investment in nor any dividend on the Bank’s stock. The Bank is capitalized by the capital stock purchased by its members and retained earnings. Members may receive dividends, which are determined by the Bank’s board of directors, and may redeem their capital stock at par value after satisfying certain requirements discussed further in the Capital Resources section in Item 2 Financial Information - Management’s Discussion and Analysis.

The Bank’s regulator is the Finance Board, an independent federal agency charged with the regulation and supervision of the FHLBanks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the Bank operates in a safe and sound manner. In addition, the Finance Board’s other duties are to ensure that the Bank carries out its housing-finance mission, remains adequately capitalized, and has the ability to raise funds in the capital markets.

The Office of Finance was established by the Finance Board to facilitate the issuing and servicing of COs of the FHLBanks. These COs are issued on a joint basis. Effective January 2, 2001, the FHLBanks, through the Office of Finance as their agent, became the issuers of COs for which they are jointly and severally liable. Previously, the Finance Board, through the Office of Finance, was the issuer of COs for the FHLBanks. The Office of Finance also provides the FHLBanks with credit and market data and maintains relationships with credit-rating agencies. The Office of Finance manages the REFCorp and Financing Corporation programs.

Following the Bank’s registration with the SEC, the Bank will make available through its website (www.fhlbboston.com) all reports electronically filed, or furnished, to the SEC, including the Bank’s annual report on Form 10-K, the Bank’s quarterly reports on Form 10-Q, and current reports on Form 8-K as well as any amendments. These reports will be made available as soon as reasonably practicable after electronically filing or being furnished to the SEC. These reports may also be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. Further information about the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports and other information regarding the Bank’s electronic filings located at (http://www.sec.gov). The website addresses of the SEC and the Bank have been included as inactive textual references only. Information on those websites is not part of this report.

As of September 30, 2005, the Bank had 179 full-time and three part-time employees.

Membership

The Bank’s members are financial institutions with their principal place of business located in the six New England states. The following table summarizes the Bank’s membership, by type of institution, as of June 30, 2005, December 31, 2004, 2003, and 2002.

Membership Summary

Number of Members by Institution Type

	June 30,	December 31,
	2005	2004	2003	2002

Commercial banks	89	90	99	98
Thrift institutions	238	243	252	258
Credit unions	128	125	111	104
Insurance companies	10	9	9	5

Total members	465	467	471	465

As of June 30, 2005, December 31, 2004, 2003, and 2002, approximately 76.3 percent, 75.8 percent, 72.6 percent, and 70.8 percent, respectively, of the Bank’s members had outstanding advances from the Bank. These usage rates are calculated excluding housing associates and nonmember borrowers. While eligible to borrow, housing associates are not members of the Bank and, as such, are not required to hold capital stock. Nonmember borrowers consist of institutions that are former members or that have acquired former members and assumed the advances held by those former members. Nonmember borrowers are required to hold capital stock to support outstanding advances with the Bank until those advances either mature or are paid off, at which time the nonmember borrower’s affiliation with the Bank is terminated. During the period that the advances remain outstanding, nonmember borrowers may not request new advances nor are they permitted to extend or renew the assumed advances.

Community Financial Institutions (CFIs) are defined by the Gramm-Leach-Bliley Act of 1999 (GLB Act) to include all Federal Deposit Insurance Corporation (FDIC)-insured institutions with average total assets over the three prior years equal to or less than $500 million, as adjusted annually for inflation since 1999. For 2005, CFIs are FDIC-insured institutions with average total assets equal to or less than $567 million over the prior three-year period. In 2004 and 2003, the average total asset ceiling for CFI designation was $548 million and $538 million, respectively. The GLB Act expanded the eligibility for membership of CFIs in the FHLBanks and authorized the FHLBanks to accept expanded types of assets as collateral for advances to CFIs.

The Bank’s membership currently includes the majority of FDIC-insured institutions in its district that are eligible to become members. Eligible nonmembers are primarily smaller depository institutions, such as credit unions, and insurance companies that have thus far elected not to join the Bank. For this reason, the Bank does not currently anticipate that a substantial number of additional institutions will become members, or that additional members will have a significant impact on the Bank’s future business.

As a cooperative, the Bank is managed with the primary objectives of enhancing the value of membership for member institutions and fulfilling its public purpose. The value of membership includes access to readily available credit from the Bank, the value of the cost differential between Bank advances and other potential sources of funds, and the dividends paid on members’ investment in the Bank’s capital stock.

Business Segments

The Bank has identified two main operating business segments: traditional business activities and mortgage-loan finance. The products and services provided reflect the manner in which financial information is evaluated by management. Refer to Note 15 – Segment Information in the notes to the annual financial statements for additional financial information related to our business segments.

Traditional Business Activities

The Bank’s traditional business segment includes products such as advances and investments and their related funding and hedging costs. Income from this segment is derived primarily from the difference, or spread, between the yield on advances and investments and the borrowing and hedging costs related to those assets. Capital is allocated to the segments based upon asset size.

Advances. The Bank serves as a source of liquidity and makes loans, called advances, to its members and eligible housing associates on the security of mortgages and other collateral that members pledge. The Bank had 355 members, three eligible housing associates and two nonmembers with advances outstanding as of June 30, 2005.

The Bank establishes a blanket lien on unencumbered member institution assets to secure outstanding advances. The Bank also reserves the right to require either specific listing of eligible collateral, or specific delivery of eligible collateral to secure a member’s outstanding advances obligations. All advances must be secured by eligible collateral. Eligible collateral for Bank advances includes: fully disbursed whole first mortgage loans on improved residential real estate; mortgage-backed securities (MBS) issued or guaranteed by the U.S. or any agency thereof; certain private-label MBS representing an interest in whole first mortgage loans on improved residential real estate; and cash on deposit at the Bank that is specifically pledged to the Bank as collateral. The Bank also accepts secured small-business, small agri-business, and small farm loans from member CFIs. In certain circumstances, when a member has pledged all other available qualified collateral, other real-estate-related collateral may be considered by the Bank. Such real-estate-

related collateral must have a readily ascertainable value, and the Bank must be able to perfect a security interest in it. In accordance with regulations promulgated by the Finance Board, the Bank accepts home-equity loans, home equity lines of credit, and first mortgage loans on commercial real estate as other real-estate-related collateral. The Bank applies a collateral discount to all eligible collateral, based on the Bank’s analysis of the risk factors inherent in the collateral. The Bank reserves the right, in its sole discretion, to refuse certain collateral, or to adjust collateral discounts applied. The Bank’s collateral policy complies with all applicable regulatory requirements. Access to the Bank’s advances for liquidity purposes can reduce the amount of low-yielding liquid assets a member would otherwise need to hold.

Advances generally support mortgages held in member portfolios. Advances may also be used to provide funds to any member CFIs. Currently, no CFI that is a member of the Bank has pledged loans to small businesses, small farms, or small agri-businesses as collateral for advances. Because members may originate loans that they are unwilling or unable to sell in the secondary mortgage market, the Bank’s advances can serve as a funding source for a variety of conforming and nonconforming mortgages. Thus, advances support important housing markets, including those focused on low- and moderate-income households. For those members that choose to sell or securitize their mortgages, the Bank’s advances can provide interim funding.

Insurance company members may borrow from the Bank pursuant to a structure that includes both our ordinary advance agreements and funding agreements. From the Bank’s perspective, such advances under this structure are generally treated in the same manner as advances to other members. As of June 30, 2005, the Bank has approximately $1.1 billion of advances outstanding to an insurance company pursuant to such a structure.

Members that have an approved line of credit with the Bank may from time to time overdraw their demand-deposit account. These overdrawn demand-deposit accounts are reported as advances in the statements of condition. These line of credit advances are fully secured by eligible collateral pledged by the member to the Bank. In cases where the member overdraws their demand-deposit account by an amount that exceeds their approved line of credit, the Bank will assess a penalty fee to the member.

In addition to member institutions, the Bank is permitted under the Federal Home Loan Bank Act of 1932 (FHLBank Act) to make advances to nonmembers that are approved mortgagees under Title II of the National Housing Act. These eligible “housing associates” must be chartered under law and have succession, be subject to inspection and supervision by some governmental agency, and lend their own funds as their principal activity in the mortgage field. Housing associates are not subject to capital-stock-purchase requirements; however, they are subject to the same underwriting standards as members, but may be more limited in the forms of collateral that they may pledge to secure advances.

Additionally, the Bank’s advances can provide funding to smaller members that lack diverse funding sources. Smaller members often do not have access to many of the funding alternatives available to larger financial entities, including repurchase agreements and commercial paper. The Bank gives these smaller members access to competitively priced wholesale funding.

Through a variety of specialized advance programs, the Bank provides funding for targeted initiatives that meet defined criteria for providing assistance either to low- or moderate-income individuals or for economic development of areas that are economically disadvantaged. As such, these programs help members meet their Community Reinvestment Act (CRA) responsibilities. Through programs such as the AHP and the Community Development advance (CDA), members have access to subsidized and other low-cost funding to create affordable rental and homeownership opportunities, and for commercial and economic-development activities that benefit low- and moderate-income neighborhoods, thus contributing to the revitalization of these communities.

Prior to August 15, 2005, members were required to purchase and maintain Class B stock equal to 4.5 percent of all advances outstanding. By action of the Bank’s board of directors, effective August 15, 2005 and until further notice, members are required to purchase and maintain Class B stock equal to three percent for all overnight advances and 4.5 percent of all other advances outstanding. Housing associates are not permitted to invest in stock. For further information regarding member capital requirements, refer to the Capital Resources section in Item 2 Financial Information-Management’s Discussion and Analysis.

The Bank’s advances products also help members in their asset-liability management. The Bank offers advances that members can use to match the cash-flow patterns of their mortgage loans. Such advances can reduce a member’s interest-rate risk associated with holding long-term, fixed-rate mortgages. Principal repayment terms may be structured as 1) interest-only to maturity (sometimes referred to as “bullet” advances) or to an optional early termination date (see putable and callable advances as described below) or 2) as amortizing advances, which are fixed-rate and term structures with equal monthly payments of interest and principal. Repayment terms are offered up to 20 years. Amortizing advances are also offered with partial principal repayment and a balloon payment at maturity. At June 30, 2005, the Bank held $2.5 billion in amortizing advances.

Advances with original fixed maturities of greater than six months may be prepaid at any time, subject to a prepayment fee that makes the Bank economically indifferent to the member’s decision to prepay the advance. Certain advances contain provisions that allow the member to receive a prepayment fee in the event that interest rates have increased. Advances with original maturities of six months or less may not be prepaid. Certain adjustable-rate advances are prepayable at rate-reset dates with a fee equal to the present value of a predetermined spread for the remaining life of the advance. The formulas for the calculation of prepayment fees for the Bank’s advances products are included in the advance application for each product. The formulas are standard for each product and apply to all members.

The Bank’s advances program includes products with embedded caps and floors, amortizing advances, callable advances, and putable advances where the Bank holds the option to cancel without fee.

•                  Putable advances are intermediate-and long-term advances for which the Bank holds the option to cancel the advance on certain specified dates after an initial lockout period. Putable advances are offered with fixed rates or with an adjustable rate to the first put date. Members may also choose a structure that will be terminated automatically if the London Interbank Offered Rate (LIBOR) hits or exceeds a predetermined strike rate on specified dates. At June 30, 2005, the Bank held $5.4 billion in putable advances.

•                  LIBOR-indexed collared floating-rate advances adjust monthly or quarterly and are capped and floored at strike levels chosen by the member. At June 30, 2005, the Bank had no outstanding collared floating-rate advances.

•                  Callable advances are fixed rate and term structures that include a provision whereby the member may prepay the advance prior to maturity on certain specified call dates without fee. At June 30, 2005, the Bank held $30.0 million in callable advances.

•                  LIBOR-indexed capped floating-rate advances adjust monthly or quarterly and are capped at a strike level chosen by the member. At June 30, 2005, the Bank held $261.0 million in outstanding capped floating-rate advances.

•      Symmetrical prepayment fee advances allow the member to realize a fee when prepaying an advance in a rising interest rate environment.

Advances that have embedded options and advances with coupon structures containing derivatives are usually hedged in order to offset the embedded derivative feature. See the Interest-Rate-Exchange Agreements discussion for additional information.

Because advances are a wholesale funding source for the Bank’s members that must be competitively priced relative to other potential sources of wholesale funds to the Bank’s members, and because they are fully secured and possess very little credit risk, advances are priced at profit margins that are much thinner than those realized by most banking institutions. The Bank prices advances at rates that are generally under 40 basis points above the Bank’s cost of funds for equivalent-term funding. By regulation, the Bank may not price advances at rates that are less than the Bank’s cost of funds for the same maturity, inclusive of the cost of hedging any embedded call or put options in the advance.

Deposits. The Bank offers demand- and overnight-deposit programs to its members and housing associates. Short-term deposit programs are also offered to members. The Bank does not have discretion over the timing and amount of deposits that it receives from members, and therefore, does not rely on deposits as a funding source for advances and loan purchases. Proceeds from deposit issuance are generally invested in short-term investments to ensure that the Bank can liquidate deposits on request.

The Bank must maintain compliance with statutory liquidity requirements that require the Bank to hold cash, obligations of the U.S., and advances with a maturity of less than five years in an amount not less than the amount of deposits of members. The following table provides the Bank’s liquidity position with respect to this requirement.

Liquidity Reserves for Deposits

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003

Liquid assets
Cash and due from banks	$10,919	$11,891	$9,218
Interest-bearing deposits in banks	1,960,050	2,655,050	100,050
Advances maturing within five years	23,535,776	25,082,403	18,578,784
Total liquid assets	25,506,745	27,749,344	18,688,052
Total deposits	875,528	890,869	946,166

Excess liquid assets	$24,631,217	$26,858,475	$17,741,886

Refer to the Liquidity Risk section in Item 2 Financial Information - Management’s Discussion and Analysis for further information regarding the Bank’s liquidity requirements.

Investments. The Bank maintains a portfolio of investments for liquidity purposes and to provide additional earnings. To better meet potential member-credit needs at times when access to the CO debt market is unavailable (either due to requests that follow the end of daily debt issuance activities or due to a market disruption event impacting CO issuance), the Bank maintains a portfolio of short-term investments issued by highly rated institutions, including overnight federal funds, term federal funds, interest-bearing certificates of deposits, securities purchased under agreements to resell, and commercial paper. The Bank endeavors to enhance interest income and further support its contingent liquidity needs by maintaining a longer-term investment portfolio, which includes debentures issued by U.S. government agencies and instrumentalities, MBS and asset-backed securities (ABS) that are issued either by government-sponsored mortgage agencies or by other private-sector entities provided that they carry the highest ratings from a nationally recognized statistical-rating organization (NRSRO) as of the date of purchase. Most of the securities can be used as collateral under repurchase agreement borrowings. The Bank’s ABS holdings are limited to securities backed by loans secured by real estate. The long-term investment portfolio is intended to provide the Bank with higher returns than those available in the short-term money markets.

Under Finance Board regulations, the Bank is prohibited from investing in certain types of securities, including:

•                  instruments, such as common stock, that represent ownership in an entity, other than stock in small-business investment companies, or certain investments targeted to low-income persons or communities;

•                  instruments issued by non-U.S. entities, other than those issued by U.S. branches and agency offices of foreign commercial banks;

•                  non-investment-grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after purchase by the Bank;

•                  whole mortgages or other whole loans, other than 1) those acquired under the Bank’s mortgage-purchase program; 2) certain investments targeted to low-income persons or communities; 3) certain marketable direct obligations of state, local, or tribal-government units or agencies, having at least the second-highest credit rating from an NRSRO; 4) MBS or ABS backed by manufactured-housing loans or home-equity loans; and 5) certain foreign housing loans authorized under section 12(b) of the Act; and

•                  non-U.S. dollar denominated securities.

The Finance Board’s requirements limit the Bank’s investment in MBS and ABS to 300 percent of the Bank’s previous monthend capital on the day it purchases the securities. In addition, the Bank is prohibited from purchasing:

•                  interest-only or principal-only stripped MBS;

•                  residual-interest or interest-accrual classes of collateralized mortgage obligations and real estate mortgage-investment conduits; or

•                  fixed-rate MBS or floating-rate MBS that on the trade date are at rates equal to their contractual cap and that have average lives that vary by more than six years under an assumed instantaneous interest-rate change of plus or minus 300 basis points.

Other banking activities. The Bank offers standby letters of credit (LOC), which are financial instruments issued by the Bank at the request of a member, promising payment to a third party (beneficiary) on behalf of a member. The Bank agrees to honor drafts or other payment demands made by the beneficiary in the event the member cannot fulfill its obligations. In guaranteeing the obligations of the member, the Bank assists the member in facilitating its transaction with the beneficiary and receives a fee in return. A member is evaluated for eligibility, collateral requirements, limits on maturity, and other credit standards required by the Bank before entering into any LOC transactions. Members must fully collateralize LOC to the same extent that they are required to collateralize advances. The Bank may also issue LOC on behalf of housing associates such as state and local housing agencies upon approval. For the six months ended June 30, 2005, the Bank received fees in connection with the issuance of LOC of  $15,000. For the years ended December 31, 2004 and 2003, the Bank received fees in connection with the issuance of LOC of $84,000 and $78,000, respectively. Over the past two years, the Bank has not made any payment to a beneficiary to satisfy its obligation for the guarantee.

The Bank provides correspondent services, such as the purchase, sale, and safekeeping of securities on behalf of and solely at the direction of its members.

Members also can enter into interest-rate-exchange agreements directly with the Bank to reduce their exposure to interest-rate risk. The Bank offsets these agreements with matching-term derivatives with its derivatives counterparties, realizing a small fee or spread.

Mortgage-Loan Finance

The Mortgage Partnership Finance® (MPF®) program is a secondary mortgage market structure under which participating FHLBanks (MPF Banks) serve as a long-term source of liquidity to their participating financial institution members (PFIs) who originate mortgage loans. We have been an MPF Bank since 2000. We utilize the MPF program to provide such liquidity by purchasing mortgage loans after they have been originated by our members that are PFIs.

The MPF program was developed by the Federal Home Loan Bank of Chicago (FHLBank of Chicago) to provide an alternative source of liquidity for PFIs’ home mortgage finance business. Prior to the MPF program, the only alternatives available to many retail mortgage lenders was to hold loans in their portfolios or to sell their fixed-rate mortgage loans to the secondary market, typically to Fannie Mae and Freddie Mac. This involves the payment by the lender of a so-called “guarantee fee” to Fannie Mae and Freddie Mac.

The MPF program is designed to allocate the risks of the MPF loans among the MPF Banks and PFIs and to take advantage of their respective strengths. PFIs have direct knowledge of their mortgage markets and have developed expertise in underwriting and servicing residential mortgage loans. By allowing PFIs to originate MPF loans, whether through retail or wholesale operations, and retain or acquire servicing of MPF loans, the MPF program gives control of those functions that most impact credit quality to PFIs. The credit enhancement (CE) structure (further described below) motivates PFIs to minimize MPF loan losses. We are responsible for managing the interest-rate risk, prepayment risk and liquidity risk associated with owning MPF loans.

The term “MPF provider” refers to the FHLBank of Chicago and its role in the MPF program, which provides operational support to the MPF Banks and their PFIs. This operational support includes:

•                  Maintenance of loan funding and reporting systems;

•                  Transaction processing services;

•                  Operation and staffing of the MPF program Service Center; and

•                  Operational training.

The MPF provider establishes the eligibility standards under which our members may become PFIs, the structure of MPF products and the eligibility rules for MPF loans. It also manages the pricing and delivery mechanism for MPF loans. The MPF provider publishes and maintains the MPF Origination Guide and MPF Servicing Guide (together, “MPF guides”) which detail the rules PFIs must follow in originating or selling and servicing MPF loans. The MPF program benefits PFIs, because they receive a CE fee for sharing in the risk of loss on MPF loans rather than paying a guaranty fee to other secondary market purchasers.

We rely on the MPF provider (or its vendor), in the conduct of our mortgage operations, to provide the following:

•                  Custodial services;

•                  Master loan servicing;

•                  Quality assurance services; and

•                  Allocation of losses and credit enhancement.

However, with regard to price, we either accept or reject the opportunity to participate in the MPF program on a daily basis, after receiving and considering the prices set by the MPF Provider on that date. As long as we do not elect to “opt out” of participation on any given day, all loans that the Bank purchases that day are purchased by us from our members and then are either held in our mortgage portfolio or participations may be sold to the MPF provider (and/or other participating MPF Banks) at prices set by the MPF provider. To date, we have only sold participations to the MPF provider; we have not sold participations directly to other MPF Banks.

Loans that we may purchase as part of the MPF program (MPF program assets) are qualifying conventional conforming and

® “Mortgage Partnership Finance,” “MPF,” and “eMPF” are registered trademarks of the Federal Home Loan Bank of Chicago.

government (that is Federal Housing Authority (FHA) insured and Veterans Affairs (VA) guaranteed) fixed-rate mortgage loans, secured by one- to four-family residential properties, with maturities ranging from five to 30 years (MPF loans), although we have historically purchased only loans with maturities of 15 to 30 years.

The Finance Board’s acquired member asset regulation (AMA regulation) requires MPF loans to be funded or purchased by the MPF Banks through or from PFIs and to be credit enhanced in part by the PFIs. We do not fund loans. We acquire whole loans from our PFI’s, and typically sell participations through the MPF program. We may also acquire participations from another MPF Bank, although to date we have not done so. Our acquisition of eligible loans is consistent with our core mission activity under the Finance Board’s regulations.

The AMA regulation provides the authority for our investment in residential mortgage loans and requires that the loans be credit enhanced by the selling PFI to limit the risk of loss on such investment. The AMA regulation requires that MPF loans be credit enhanced sufficiently so that the risk of loss is limited to the potential losses of an investor in an AA-rated MBS. In certain circumstances, we may determine that the risk of loss to the Bank from certain pools of mortgage loans is greater than the potential loss of an investor in an AA-rated MBS. The Bank holds a general allowance for losses as support for the expected losses inherent in these pools of mortgage loans. The Bank also holds risk-based capital for unexpected losses that may be incurred in these pools.

Mortgage Standards

The MPF guides set forth the eligibility standards for MPF loans. PFIs are free to use an approved automated underwriting system or to underwrite MPF loans manually when originating or acquiring loans, though the loans must meet MPF program underwriting and eligibility guidelines outlined in the MPF Origination Guide. In some circumstances, a PFI may be granted a waiver exempting it from complying with specified provisions of the MPF guides, such as documentation waivers.

The current underwriting and eligibility guidelines can be broadly summarized as follows with respect to MPF loans:

•                  Conforming loan size, which is established annually as required by the AMA regulation and may not exceed the loan limits permitted to be set by the Office of Federal Housing Enterprise Oversight each year.

•                  Fixed-rate, fully-amortizing loans with terms from five to 30 years;

•                  Secured by first liens on residential owner-occupied primary residences and second homes; primary residences may be up to four units.

•                  Condominium, planned-unit development, and manufactured homes are acceptable property types as are mortgages on leasehold estates (though manufactured homes must be on land owned in fee simple by the borrower);

•                  95 percent maximum loan-to-value ratio (LTV); except for government MPF loans which may not exceed the LTV limits set by FHA and VA;

•                  MPF loans with LTVs greater than 80 percent require certain amounts of mortgage guaranty insurance (MI), called primary MI, from an MI company rated at least AA or Aa and acceptable to S&P;

•                  Recently originated loans with no more than five scheduled payments made by the borrowers (unseasoned loans);

•                  Credit reports and credit scores for each borrower; for borrowers with no credit score, alternative verification of credit is permitted;

•                  Analysis of debt ratios;

•                  Verification of income and sources of funds, if applicable;

•                  Property appraisal;

•                  Customary property or hazard insurance, and flood insurance, if applicable; from insurers acceptably rated as detailed in the MPF guides;

•                  Title insurance or, in those areas where title insurance is not customary, an attorney’s opinion of title;

•                  The mortgage documents, mortgage transaction, and mortgaged property must comply with all applicable laws and loans must be documented using standard Fannie Mae/Freddie Mac Uniform Instruments;

•                  Loans that are not ratable by a rating agency are not eligible for delivery under the MPF program; and

•                  Loans that are classified as high cost, high rate, high risk, Home Ownership and Equity Protection Act (HOEPA) loans or loans in similar categories defined under predatory-lending or abusive-lending laws are not eligible for delivery under the MPF program.

In addition to the underwriting guidelines, the MPF guides contain MPF program policies which include anti-predatory-lending policies, eligibility requirements for PFIs such as insurance requirements and annual certification requirements, loan documentation and custodian requirements, as well as detailing the PFI’s servicing duties and responsibilities for reporting, remittances, default management and disposition of properties acquired by foreclosure or deed in lieu of foreclosure.

Upon any MPF loan becoming 90 days or more delinquent, the master servicer (as defined below) monitors and reviews the PFI’s default management activities for that MPF loan until it is brought current, including timeliness of notices to the mortgagor, forbearance proposals, property protection activities, and foreclosure referrals, all in accordance with the MPF guides. Upon liquidation of any MPF loan and submission of each realized loss calculation from the PFI, the master servicer reviews the realized loss calculation for conformance with the primary mortgage insurance requirements, if applicable, and conformance to the cost and timeliness standards of the MPF guides, and disallows the reimbursement to the PFI of any servicing advances related to the PFI’s failure to perform in accordance with the MPF guides standards. Delinquency data is provided within the Allowance for Credit Losses on Mortgage Loans section of Item 2 Financial Information - Management’s Discussion and Analysis.

Investment and Services Agreement

MPF loans are delivered to the Bank through the infrastructure maintained by the MPF provider, which includes both a telephonic delivery system and a web-based delivery system accessed through the eMPF® website. The Bank has entered into an Investment and Services Agreement with the MPF provider to make the MPF program available to our PFIs. The Investment and Services Agreement sets forth the terms and conditions of our participation in the MPF program, including the MPF provider’s obligations regarding transaction-processing services for the Bank, including acting as master servicer and master custodian for the Bank with respect to the MPF loans. The MPF provider has engaged Wells Fargo Bank N.A. (the “master servicer”) as its vendor for master servicing and as the primary custodian for the MPF program, and has also contracted with other custodians meeting MPF program eligibility standards at the request of certain PFIs. Such other custodians may be affiliates of PFIs and in some cases a PFI may act as self-custodian.

Prior to January 2004, in lieu of paying a fee to the MPF provider for its transaction processing services, we generally sold at least a 25 percent participation interest in MPF loans to the MPF provider. Effective January 21, 2004, the Bank amended its Investment and Services Agreement to allow for the payment of a monthly transaction services fee to the MPF provider for the Bank’s participation in the MPF program. The transaction services fee is calculated each month by multiplying one twelfth of the applicable annual rate by the aggregate outstanding balance of our retained interest in the covered loans at the end of the previous month as reported by the master servicer. The annual rate applicable to covered loans acquired by the Bank in 2004 and 2005 is five basis points (0.05 percent). The term “covered loans” represents MPF program loans that we purchased after January 1, 2004. We further amended this agreement on March 12, 2004, to provide that commencing March 2004 the schedule of annual rates for the transaction-services fee applicable to a covered loan shall apply for the life of the loan, and also changed the annual rate applicable to covered loans as follows:

•                  5.0 basis points (0.05 percent) on the first $2.5 billion of the outstanding aggregate principal balance of the covered loans;

•                  4.25 basis points (0.0425 percent) on the second $2.5 billion of the outstanding aggregate principal balance of the covered loans; and

•                  3.5 basis points (0.035 percent) on the aggregate outstanding principal of the covered loans in excess of $5 billion.

Under the Investment and Services Agreement, the MPF provider is required to, on or before June 30 of each year, inform us in writing of the schedule of annual rates for the transaction-services fees applicable to the covered loans acquired by us during the following calendar year. The above schedule of annual rates for the transaction-services fees will remain in effect through 2006. We have paid transaction-services fees of $175,000 for the six months ended June 30, 2005, and $78,000 for the year ended December 31, 2004.

The MPF provider may purchase participation interests in MPF loans from us. The participation percentages in MPF loans may vary by each pool of MPF loans (master commitment) by agreement of the MPF Bank selling the participation interests (the “Owner Bank”). In order to detail the responsibilities and obligations for all participation interests sold by an Owner Bank to the MPF provider or to other participating MPF Banks, each Owner Bank has entered into a participation agreement with the MPF provider and, as applicable, any other participant MPF Banks. We are responsible for all risk of loss commensurate with our ownership interest in the MPF loans in which we have a participation interest. For an explanation of participation arrangements see MPF Bank Participations below.

Under the Investment and Services Agreement, the MPF provider provides the necessary systems for PFIs to deliver MPF loans to us, establishes daily pricing for MPF loans, prepares reports for us and for the PFIs, and provides quality control services on purchased

MPF loans. We also conduct our own quality control program.

The MPF provider calculates and publishes on its eMPF website pricing grids with the prices expiring at midnight the following day. After the MPF provider publishes the prices, rates, and fees, we may decline to buy loans for the MPF program on that day. In this case, the MPF provider has the option to purchase 100 percent of loans sold by our PFIs or to refuse to accept loans from our PFIs for that day. We have never declined to buy loans for the MPF program. The prices, rates, and fees associated with the various MPF products are set by the MPF provider using observable third-party pricing sources as inputs to its proprietary pricing model. If market prices move beyond preset ranges, the MPF Provider will reset all or some of the prices at any time during a given business day. The MPF provider will price MPF loan-delivery commitments greater than $10 million directly with us based on current market conditions at the time of the commitment.

Participating Financial Institution Agreement

Our members (or eligible housing associates) must specifically apply to become a PFI. We review the general eligibility of the member while the MPF provider reviews the member’s servicing qualifications and ability to supply documents, data, and reports required to be delivered by PFIs under the MPF program. The member and the Bank sign an MPF Program Participating Financial Institution Agreement (PFI agreement) that creates a relationship framework for the PFI to do business with us as a PFI. The PFI agreement provides the terms and conditions for the origination of the MPF Loans to be purchased by us and establishes the terms and conditions for servicing MPF Loans.

The PFI’s credit-enhancement obligation (the “CE amount”) arises under its PFI agreement while the amount and nature of the obligation are determined with respect to each master commitment, which is required for sales of loans to the Bank. Under the AMA regulation, the PFI must “bear the economic consequences” of certain losses with respect to a master commitment based upon the MPF product and other criteria.

Typically, a PFI will sign one master commitment to cover all the conventional MPF loans it intends to deliver to us in a year, or other time period specified in the master commitment agreement. However, a PFI may also sign a master commitment for government MPF loans and it may choose to deliver MPF loans under more than one conventional product, or it may choose to use different servicing remittance options and thus have several master commitments opened at any one time. Master commitments may be for shorter periods than one year and may be extended or increased by agreement of the Bank and the PFI. The master commitment defines the pool of MPF loans for which the CE amount is set so that the risk associated with investing in such pool of MPF loans is equivalent to investing in an AA-rated asset without giving effect to the Bank’s obligation to incur losses up to the amount of the first-loss account (FLA) (as further described below in the Allocation of Losses and Credit Enhancement section).

The PFI’s CE amount for a master commitment covers the anticipated loan losses for that master commitment in excess of the FLA, if any, up to an agreed upon amount. The final CE amount is determined once the master commitment is closed (that is, when the maximum amount of MPF loans are delivered, the maximum CE Amount, if any, is reached or the expiration date has occurred).

Under the MPF program, the PFI’s CE may take the form of a direct liability to pay losses incurred with respect to that master commitment, or may require the PFI to obtain and pay for a supplemental mortgage insurance (SMI) policy insuring us for a portion of the losses arising from the master commitment, or the PFI may contract for a contingent performance based credit-enhancement fee whereby such fees are reduced by losses up to a certain amount arising under the master commitment. Under the AMA regulation, the CE amount that is a PFI’s direct liability must be secured by the PFI in the same way that our advances are secured. The PFI agreement provides that the PFI’s obligations under the PFI agreement are secured along with other obligations of the PFI under its regular advances agreement with us and further, that we may request additional collateral to secure the PFI’s obligations. See Allocation of Losses and Credit Enhancement below for further description of the allocation of losses and CE.

All of our acquisitions of loans from PFIs under the MPF program are conducted pursuant to master and delivery commitments. PFIs are neither obligated to enter into master commitments, nor are they obligated to deliver loans against established master commitments. However, once a master commitment is established, the PFI may begin selling loans to the Bank through firm commitments (delivery commitments) under which the PFI is required to deliver a specified dollar amount of loans within a specified period at a price that is specified in the delivery commitment. If the PFI fails to deliver loans in accordance with the terms of a delivery commitment, it may be charged a fee to compensate us for our exposure to adverse market movements.

PFIs deliver MPF loans to us by complying with their delivery commitment. Each MPF loan delivered must conform to within a specified range of interest rates and maturity terms detailed in the delivery commitment or it will be rejected by the MPF system. The MPF loan under a delivery commitment is linked to a master commitment so that the cumulative credit-enhancement level can be determined. The MPF system rejects loans that exceed the maximum amount of a master commitment, exceed the PFI’s maximum CE amount, or would be funded after the expiration of the master commitment.

The aggregate value of MPF loans delivered by the PFI under a specific delivery commitment cannot exceed the amount specified in the delivery commitment. Delivery commitments that are not fully funded by their expiration dates are subject to pair-off fees (fees charged to a PFI for failing to deliver the amount of loans specified in a delivery commitment) or extension fees (fees charged to the PFI for extending the time deadline to deliver loans on a delivery commitment), which protect us against changes in market prices.

A normal delivery commitment for our PFIs requires delivery of 1) an aggregate dollar value of loans that 2) must be delivered to us within a set number of days (for example, a minimum three-day delivery commitment or other periods, generally up to a maximum of 45 business days, unless extended for a fee), and 3) within a specified range of coupon rates. Prices, which are subject to market volatility and the length of the delivery period, have generally ranged from a three percent premium to a three percent discount on the outstanding principal amount payable on each MPF loan.

Once an MPF loan is purchased, the PFI must deliver the promissory note and certain other relevant documents to the designated custodian. The PFI makes certain representations and warranties to us, which are contained in the PFI Agreement and in the MPF guides, in connection with each sale of MPF loans. The representations and warranties are similar to those required by Fannie Mae, Freddie Mac, and for MBS and specifically include compliance with anti-predatory-lending laws and the integrity of the data transmitted to the MPF program system.

MPF Bank Participations

For a master commitment to be set up on the MPF provider’s MPF system, we must specify to the MPF provider the participation arrangement that will be applied to the MPF loans to be acquired under the master commitment and in the related delivery commitments. That participation arrangement may range from 100 percent to be retained by us to 100 percent participated to the MPF provider. Generally, the participation arrangement will not change during the period that the master commitment is open. The MPF provider purchases participation interests directly from us and not from our member.

For a master commitment with the same participation arrangement throughout the period during which the master commitment is open, the risk-sharing and rights of the Owner Bank and participating MPF Bank(s) are as follows:

•                  Each pays their respective pro rata shares of each MPF loan acquired under the master commitment;

•                  Each receives its respective pro rata share of principal and interest payments;

•                  Each is responsible for its respective pro rata share of credit-enhancement fees, FLA exposure, and losses incurred with respect to the master commitment; and

•                  Each may hedge its share of the delivery commitments as they are issued during the open period.

The participation arrangement for a master commitment may be changed so that either specified future delivery commitments or all future delivery commitments after a specified date will be funded pro rata by the affected MPF Banks under a revised participation arrangement. An MPF Bank’s pro rata interest in each MPF loan, if any is based on the portion it funded or purchased of that MPF loan whereas the MPF Bank’s pro rata interest in a master commitment is based on the aggregate amount of MPF loan participations it funded or purchased as compared to all the MPF loans delivered by the PFI under the master commitment. The MPF Bank receives principal and interest payments based on its pro rata interest in individual MPF Loans. However, because the FLA and CE apply to all the MPF loans in a master commitment regardless of participation arrangements, the MPF Bank share of losses is based on its final actual participation percentage of all the MPF loans delivered by the PFI under the master commitment. For example, if the MPF Bank were to acquire 25 percent of the first $50 million and 50 percent of the second $50 million of MPF loans delivered under a master commitment, the MPF Bank would share in 37.5 percent of the losses in that $100 million master commitment though it would receive principal and interest payments on the individual MPF loans that remain outstanding in a given month, some in which it may own a 25 percent interest and the others a 50 percent interest.

With regard to recourse provisions related to participation interests, the MPF provider (and any other participating MPF Bank) buys a participation interest in the individual MPF loans concurrently purchased by us from a PFI. The MPF provider has no recourse against us related to the sale of these participations, but we share all losses on a pro rata basis with the MPF provider (and any other participating MPF Bank) to the extent of its participation.

The Owner Bank is responsible for evaluating, monitoring, and certifying to any participant MPF Bank the creditworthiness of each relevant PFI initially, and at least annually thereafter. The Owner Bank is responsible for ensuring that adequate collateral is available from each of its PFIs to secure the CE obligations arising from the origination or sale of MPF loans. The Owner Bank is also responsible for enforcing the PFI’s obligations under the PFI agreement between the PFI and the Owner Bank (See Participating Financial Institution Agreement).

MPF Servicing

The PFI or its servicing affiliate generally retains the right and responsibility for servicing MPF loans it delivers. However, certain PFIs may desire to sell the servicing rights under the MPF program’s concurrent sale of servicing option. To date, the MPF program has designated one servicing PFI, which is eligible to acquire servicing rights under this option.

Alternatively, an originating PFI may negotiate with other PFIs to purchase servicing rights, however this type of arrangement would not include direct support from the MPF program. We have approved one servicing PFI under this option.

The current limited options for selling MPF loans to us on a servicing-released basis may reduce the attractiveness of the MPF program to potential PFIs that do not want to retain servicing. As of June 30, 2005, four PFIs have sold MPF loans to the Bank that are being serviced by third parties, and seven additional PFIs have entered into an agreement to transfer their servicing obligations to a third party when and if they begin selling MPF loans to us. We expect this number to increase over time. Typically, when servicing rights for MPF loans are transferred to a third party, the selling PFI institution remains liable for its credit-enhancement obligation.

The PFI is responsible for collecting the borrower’s monthly payments and otherwise dealing with the borrower with respect to the MPF loan and the mortgaged property. Monthly principal and interest payments are withdrawn from the PFI’s deposit account with us on the 18th day of each month (or prior business day if the 18th is not a business day) based on reports the PFI is required to provide to the master servicer. Based on these monthly reports, the MPF program system makes the appropriate withdrawals from the PFI’s deposit account. Under the scheduled/scheduled remittance option, the PFI is required to make principal and interest payments to the Bank on the due date whether or not the borrower has remitted any payments to the PFI, provided that the collateral securing the MPF loan is sufficient to reimburse the PFI for advanced amounts. This method of remittance is applied in payments on most of the MPF loans that we have purchased to date. There are two other remittance options that a PFI may elect: Actual/actual (A/A) and actual/actual single remittance (A/A SR). With A/A, the PFI remits principal and interest payments each time the total collected exceeds $2,500 (but not less than once a month). Under the A/A SR option, the PFI makes a single remittance on the 18th day of the month following receipt of the principal and interest payment. Each of the remittance options has different financial and operational benefits and risks, which effect loan-purchase pricing.

If an MPF loan becomes delinquent, the PFI is required to contact the borrower to determine the cause of the delinquency and whether the borrower will be able to cure the default. The MPF guides permit limited types of forbearance plans. If the PFI determines that an

MPF loan, which has become 90 days delinquent, is not likely to be brought current, then the PFI is required to prepare a foreclosure plan and commence foreclosure activities. The foreclosure plan includes determining the current condition and value of the mortgaged property and the likelihood of loss upon disposition of the property after foreclosure or in some cases a deed in lieu of foreclosure. The PFI is required to secure and insure the property after it acquires title through the date of disposition. After submitting its foreclosure plan to the master servicer, the PFI provides monthly status reports regarding the progress of foreclosure and subsequent disposition activities. Upon disposition a final report must be submitted to the master servicer detailing the outstanding loan balance, accrued and unpaid interest, the net proceeds of the disposition and the amounts advanced by the PFI, including any principal and interest advanced during the disposition period. If there is a loss on the conventional MPF loan, the loss is allocated to the master commitment and shared in accordance with the risk-sharing structure for that particular master commitment. Gains are the property of the MPF Bank but are available to offset future losses under the master commitment.

Throughout the servicing process, the master servicer monitors the PFI’s compliance with MPF program requirements and makes periodic reports to the MPF provider. The MPF provider will bring any material concerns to our attention. Minor lapses in servicing are simply charged to the PFI rather than being included in determining a loss on an MPF loan. Major lapses in servicing could result in a PFI’s servicing rights being terminated for cause and the servicing of the particular MPF loans being transferred to a new, qualified servicing PFI. To date, the master servicer has not reported any major lapses by our members and no PFI’s servicing rights have been terminated in the history of the MPF program. In addition, the MPF guides require each PFI to maintain errors and omissions insurance and a fidelity bond and to provide an annual certification with respect to its insurance and its compliance with the MPF program requirements.

Quality Assurance

The MPF provider conducts an initial quality assurance (QA) review of a selected sample of MPF loans from the PFI’s initial MPF loan delivery. Thereafter, periodic reviews of a sample of MPF loans are performed to determine whether the reviewed MPF loans complied with the MPF program requirements at the time of acquisition. A QA letter is sent to the PFI noting any critical or general exception compliance matters. The PFI will be required to repurchase any MPF loan or indemnify us for losses on any MPF loan that is determined to be ineligible and for which the ineligibility cannot be cured. Any exception that indicates a negative trend is discussed with the PFI and can result in the suspension or termination of a PFI’s ability to deliver new MPF loans if the concern is not adequately addressed. The MPF provider does not currently conduct any QA reviews of Government MPF loans.

A majority of the states, and some municipalities, have enacted laws against mortgage loans considered predatory or abusive. Some of these laws impose liability for violations not only upon the originator, but also upon purchasers and assignees of mortgage loans. We take measures that we consider reasonable and appropriate to reduce our exposure to potential liability under these laws and we are not aware of any claim, action, or proceeding asserting that the Bank is liable under these laws. However, there can be no assurance that we will never have any liability under predatory- or abusive-lending laws.

Allocation of Losses and Credit Enhancement

The risk characteristics of each MPF loan (as detailed in data provided by the PFI) are analyzed by the MPF provider using Standard & Poor’s LEVELS® model in order to determine the amount of CE required for a loan or group of loans to be acquired by an MPF Bank (MPF program methodology) but which leaves the decision whether or not to deliver the loan or group of loans into the MPF program with the PFI.

The MPF Bank and PFI share the risk of losses on MPF loans by structuring potential losses on conventional MPF loans into layers with respect to each master commitment. The general allocation of losses is described in the table below:

MPF Loss Layers

The first layer of protection against loss is the borrower’s equity in the real property securing the MPF loan.

Second, as is customary for conventional mortgage loans (with LTV’s greater than 80 percent), the next layer of protection comes from primary Mortgage Insurance (MI) issued by qualified MI companies.
•                                          Such coverage is required for MPF loans with LTVs greater than 80 percent.

•                                          Covered losses (all types of losses except those generally classified as special hazard losses) are reimbursed by the primary MI provider.

Third, losses for each master commitment that are not paid by primary MI are incurred by the MPF Bank, up to an agreed upon amount, called a first-loss account or FLA.

•                                          The FLA represents the amount of potential expected losses which the Bank must incur before the member’s credit enhancement becomes available to cover losses.

•                                          The FLA is not a segregated account where funds are accumulated to cover losses. It is simply a mechanism the Bank uses for tracking its potential loss exposure.

Fourth, losses for each master commitment in excess of the FLA, if any, up to an agreed upon amount (the CE amount) are covered by the PFI’s credit enhancement.

•                                          The PFI’s CE amount is sized using the MPF program methodology to equal the amount of losses in excess of, or including, the FLA (depending on the MPF product) that would need to be paid so that any losses in excess of the CE amount and initial FLA would be equivalent to losses experienced by an investor in an AA-rated MBS. The PFI may procure SMI to cover losses equal to all or a portion of the CE amount (except that losses generally classified as special hazard losses are not covered by SMI).

•                                          The PFI is paid a monthly credit-enhancement fee for managing credit risk on the MPF loans. In most cases, the credit-enhancement fees are performance based which further motivates the PFI to minimize loan losses on MPF loans.

Fifth, any remaining unallocated losses are absorbed by the Bank.

® “Standard & Poor’s LEVELS” and “LEVELS” are registered trademarks of Standard & Poor’s, a division of the McGraw-Hill Companies, Inc.

By undertaking to credit enhance (bear the economic consequences of certain losses) on each master commitment, the PFI maintains an interest in the performance of the MPF loans it sells to the Bank. This feature of the MPF program provides continued incentive for active management by the PFI to reduce credit risk in MPF loans and distinguishes the MPF program from other secondary market sale structures. Also, the PFI’s CE amount for each master commitment (which includes any SMI) is sized to equal the amount of expected losses in excess of the FLA (at the time the CE amount is established) that would need to be paid so that any losses in excess of the CE amount and initial FLA would be limited to the losses of an investor in an AA –MBS, as determined by the MPF program methodology. As required by the AMA regulation, the MPF program methodology has been confirmed by S&P, an NRSRO, as providing an analysis of each master commitment that is comparable to a methodology that the NRSRO would use in determining CE levels when conducting a rating review of the asset or pool of assets in a securitization transaction. Thus the required CE determined by the MPF program methodology is calculated to provide to the MPF Bank the same probability as that of an investor in an AA-rated MBS, of incurring losses on any master commitment in excess of the FLA and the required CE amount.

With respect to participation interests, MPF loan losses not avoided by the borrower’s equity or covered by primary MI will be applied to the FLA and allocated amongst the participants proportionately based upon their respective participation interests. Next, losses will be applied to the PFI’s CE amount which may include SMI, as indicated by the particular MPF product, and finally further losses will be shared based on the participation interests of the Owner Bank and MPF Bank(s) in each master commitment.

Any portion of the PFI’s CE amount that is not covered by SMI is secured by collateral pursuant to the terms of the PFI’s advances agreement with the Bank.

MPF Products

The MPF Loss Layers chart in Allocation of Losses and Credit Enhancement section above describes the general mechanics for the allocation of losses under the MPF program. The charts below describe how the FLA and the PFI CE obligations are determined for each MPF product type. Each of the MPF products is described in the MPF guides and in marketing materials. The PFI selects the MPF product that best suits its business requirements.

Original MPF – The first layer of losses up to the amount of the FLA is absorbed by the Bank. The member then provides, for a fee paid by the Bank, a second loss CE in an amount needed for the master commitment to have a risk of loss equivalent to an AA-rated MBS. Any losses that exceed the member’s CE obligation will be absorbed by the Bank. The average CE fee paid for Original MPF was 10 basis points on outstanding loan balances for both the six months ended June 30, 2005, and the year ended December 31, 2004.

Original MPF

FLA

•                                          The FLA starts out at zero on the day the first MPF loan under a master commitment is purchased but increases monthly over the life of the master commitment at a rate that ranges from 0.04 percent to 0.07 percent (four to seven basis points) per annum based on the monthend outstanding aggregate principal balance of the master commitment.

•                                          Over time the FLA is expected to cover expected losses on a master commitment, though losses early in the life of the master commitment could exceed the FLA and be charged in part to the PFIs CE amount.

PFI CE Amount

•                                          The PFI’s CE amount is sized using the MPF program methodology to equal the amount needed for the Master Commitment to have a rating equivalent to a AA-rated MBS, without giving effect to the FLA.

•                                          The PFI is paid a monthly credit-enhancement fee, typically 0.10 percent (10 basis points) per annum, based on the aggregate outstanding principal balance of the MPF loans in the master commitment.

Original MPF FHA/VA – These mortgage loans are guaranteed by the U.S. government, while the member is responsible for all unreimbursed servicing expenses. The credit-enhancement fees for Original MPF FHA/VA are paid at a fixed rate of two basis points per year on outstanding loan balances.

Original MPF for FHA/VA

•                                          Only government MPF loans are eligible for sale under this product.

•                                          The PFI provides and maintains FHA insurance or a VA guaranty for the government MPF loans and the PFI is responsible for compliance with all FHA or VA requirements and for obtaining the benefit of the FHA insurance or the VA guaranty with respect to defaulted government MPF loans.

•                                          The PFI’s servicing obligations are essentially identical to those undertaken for servicing loans in a Ginnie Mae security. Because the PFI servicing these MPF loans assumes the risk with respect to amounts not reimbursed by either the FHA or VA, the structure results in the MPF Banks having assets that are expected to perform the same as Ginnie Mae securities.

•                                          The PFI is paid a monthly government loan fee equal to 0.02 percent (2 basis points) per annum based on the monthend outstanding aggregate principal balance of the master commitment in addition to the customary 44 basis point (0.44 percent) per annum servicing fee that is retained by the PFI on a monthly basis based on the outstanding aggregate principal balance of the MPF loans.

•                                          Only PFIs that are licensed or qualified to originate and service FHA and VA loans and that maintain a mortgage-loan delinquency ratio that is acceptable to the MPF provider and that is comparable to the national average and/or regional delinquency rates as published by the Mortgage Bankers Association from time-to-time are eligible to sell and service government MPF loans under the MPF program.

MPF 125 – The first layer of losses up to the value of the FLA is absorbed by the Bank. The member then provides, for a fee paid by the Bank, a second loss CE in an amount needed for the master commitment to have a risk of loss equivalent to an AA-rated MBS including the FLA. Any losses that exceed the member’s CE obligation will be absorbed by the Bank. Additionally, payment of CE fees to the member can be withheld to offset losses incurred by the Bank in the FLA, not to exceed the FLA amount for the life of the pool. The CE fee for MPF 125 is paid at a fixed rate of 10 basis points on outstanding loan balances.

MPF 125

FLA

•                                          The FLA is equal to 1.00 percent (100 basis points) of the aggregate principal balance of the MPF loans funded under the master commitment.

•                                          Once the master commitment is fully funded, the FLA is expected to cover expected losses on that master commitment.

PFI CE Amount

•                                          The PFI’s CE amount is calculated using the MPF program methodology to equal the difference between the amount needed for the master commitment to have a rating equivalent to an AA-rated MBS and the amount of the FLA.

•                                          The CE fee is between 0.07 percent and 0.10 percent (seven and 10 basis points) per annum of the aggregate outstanding principal balance of the MPF loans in the master commitment and is performance based in that it is reduced by losses charged to the FLA.

MPF Plus – The first layer of losses up to the amount of the FLA, which is equal to a specified percentage of the outstanding loan balance in the pool as of the sale date, is absorbed by the PFI. The member then provides, for a fee paid by the Bank, a second loss CE in an amount needed for the master commitment to have a risk of loss equivalent to an AA-rated MBS, including the FLA. The member may acquire a SMI to cover the second-layer losses that exceed the deductible FLA of the SMI policy. Second-layer losses not covered by the FLA or SMI coverage amount will be paid by the member, up to the member’s full CE obligation. Any losses that exceed the member’s CE obligation will be absorbed by the Bank. Payment of performance CE fees to the member are delayed for 12 months and performance CE fees can be withheld to offset losses incurred by the Bank in the FLA along with future CE fees, not to exceed the FLA amount for the life of the pool. The average credit CE paid for MPF Plus was 13 basis points on outstanding loan balances for both the six months ended June 30, 2005, and the year ended December 31, 2004.

MPF Plus

FLA

•                                          The FLA is equal to an agreed upon number of basis points of the aggregate principal balance of the MPF loans funded under the master commitment that is not less than the amount of expected losses on the master commitment.

•                                          Once the master commitment is fully funded, the FLA is expected to cover expected losses on that master commitment.

PFI CE Amount

•                                          The PFI is required to provide an SMI policy covering the MPF loans in the master commitment and having a deductible initially equal to the FLA.

•                                          Depending upon the amount of the SMI policy, the PFI may or may not have a separate CE amount obligation.

•                                          The total amount of the PFI’s CE amount (including the SMI policy) is calculated using the MPF program methodology to equal the difference between the amount needed for the master commitment to have a rating equivalent to an AA-rated MBS and the amount of the FLA.

•                                          The performance-based portion of the credit enhancement fee is typically between 0.06 percent and 0.07 percent (six and seven basis points) per annum of the aggregate outstanding balance of the MPF loans in the master commitment. The performance-based fee is reduced by losses charge to the FLA and is delayed for one year from the date MPF loans are sold to the MPF Bank. The fixed portion of the CE fee is typically 0.07 percent (seven basis points) per annum of the aggregate outstanding principal balance of the MPF loans in the master commitment. The lower performance based CE fee is for master commitments without a direct PFI CE amount obligation.

The following table provides a comparison of the MPF products:

MPF Product Comparison Chart

Product Name	Bank’s First Loss Account Size	PFI Credit Enhancement Size Description	Credit- Enhancement Fee Paid to the Member	Credit- Enhancement Fee Offset	Servicing Fee to Servicer
Original MPF	4 to 7 basis points/added each year	After first loss account, up to AA rating.	7 to 10 basis points/year paid monthly	No	25 basis points/year
Original MPF for FHA/VA	N/A	Unreimbursed servicing expenses.	2 basis points/ year paid monthly	No	44 basis points/year
MPF 125	100 basis points fixed	After first loss account, up to AA rating.	10 basis points/year paid monthly	Yes	25 basis points/year
MPF Plus	35 basis points fixed	0 to 20 basis points, after first loss account and supplemental mortgage insurance, up to AA rating.	13 to 14 basis points/year paid monthly	Yes	25 basis points/year

As specified in each master commitment, PFIs provide a level of CE to the Bank on MPF loans they deliver through the program, for which they receive a CE fee. This CE is an obligation on the part of the PFI and ensures the retention of credit risk on loans the PFI originates. The amount of the CE is determined so that any losses that we and the participating MPF Banks may incur that are in excess of the FLA and the CE amount, would be limited to those that may be expected by an asset rated AA by an NRSRO. The amount of this obligation is either fully collateralized by the member or covered by supplemental primary mortgage insurance provided by a primary mortgage-insurance company rated at least “AA”. Acceptable collateral sufficient to cover the amount of CE obligation includes all forms of collateral allowed to secure advances. The CE fee compensates the member for managing this portion of the inherent risk in the loans. These fees are paid monthly based upon the remaining unpaid principal balance of the MPF loans originated by the member. The required CE obligation amount may vary depending on the particular MPF product selected. For the six months ended June 30, 2005 and 2004, the Bank paid $2.0 million and $2.1 million, respectively, in CE fees to its members.

For the years ended December 31, 2004 and 2003, the Bank paid $3.9 million and $3.4 million, respectively, in CE fees to its members.

In MPF conventional loan products (that is, non government loans), the Bank absorbs the first credit losses that are experienced on each master commitment up to the amount of the FLA of that master commitment. For the MPF 125 and MPF Plus products, the Bank can recoup its losses by withholding the performance CE fee paid to the PFI until the CE fees are exhausted. If the CE fees due to the member are not sufficient to mitigate the Bank’s loss on the FLA, the Bank absorbs the loss. The Bank is also exposed to potential credit losses in the MPF program through the failure of a mortgage-insurance provider to perform as agreed, and through credit losses in excess of the credit-loss protection provided by the PFI in the second-loss position. To date, the Bank has not sustained any credit losses in excess of the FLA.

The Bank’s loan-loss reserve reflects the Bank’s expectation of credit losses inherent in the MPF portfolio. The loan-loss reserve is different from the FLA. The FLA is determined by a contractual agreement between the Bank and the PFI, is based on expected losses over the life of the MPF loans in the master commitment and generally reflects the Bank’s maximum exposure to loss except in the case of losses exceeding those expected in an AA rated MBS. The Bank’s loan loss reserve is determined in accordance with GAAP requirements.

Consolidated Obligations

COs, consisting of bonds and discount notes (DNs), are the principal funding source for the Bank and are the joint and several obligations of the 12 FHLBanks. COs represent the primary source of debt used by the Bank to fund advances, mortgage loans and investments. All COs are issued on behalf of the FHLBanks through the Office of Finance. COs benefit from GSE status; however, they are not obligations of the U.S. government and the U.S. government does not guarantee them. The Bank’s ability to access the capital markets through the sale of COs, across a broad range of maturities and through a variety of debt structures, allows the Bank to manage its balance sheet. Moody’s currently rates COs Aaa/P-1, and Standard & Poor’s currently rates them AAA/A-1+. These ratings measure the likelihood of timely payment of principal and interest on the COs. The GSE status of the FHLBanks and the ratings of the COs have historically provided the FHLBanks with excellent capital-market access. However, the enactment of certain legislative and regulatory proposals could adversely affect the Bank’s access to the capital markets. See the Capital Resources section in Item 2 Financial Information-Management’s Discussion and Analysis for more information.

CO Bonds. CO bonds may be issued with either fixed-rate coupon-payment terms, zero-coupon terms, or variable-rate coupon-payment terms that use a variety of indices for interest-rate resets including LIBOR, Constant Maturity Treasury (CMT), Eleventh District Cost of Funds Index (COFI), and others. CO bonds may also contain embedded options that affect the term or yield structure of the bond. Such options include call options under which the Bank can redeem bonds prior to maturity, specified interest-rate-related trigger events under which the bonds would be automatically redeemed prior to maturity, and coupon caps or floors for floating-rate coupon debt.

CO bonds are traditionally issued to raise intermediate and long-term funds for the Bank. The maturities of the majority of bonds range from one to 10 years, but they are not subject to any statutory or regulatory limits on maturity. The Bank often issues bonds with terms longer than 10 years. However, the Bank also often enters into matched-term interest-rate swaps to effectively convert the bond coupon to a LIBOR-based floating coupon as a less-expensive substitute for DN funding. The FHLBanks are among the world’s most active issuers of debt, issuing on a daily basis. The Bank frequently participates in these issuances, sometimes engaging in several issuances in a single day. The Bank places orders through the Office of Finance or responds to inquiries by authorized underwriters. In most cases, the Office of Finance is able to issue the requested bonds and allocate proceeds in accordance with each FHLBank’s requested amount. In some cases, proceeds from partially fulfilled offerings must be allocated in accordance with predefined rules that apply to particular issuance programs.

Discount Notes. CO DNs are short-term obligations issued at a discount to par with no coupon. Terms range from overnight up to 360 days. The Bank generally participates in DN issuance on a daily basis as a means of funding short-term assets and managing its short-term funding gaps. Each FHLBank submits commitments to issue DNs in specific amounts with specific terms to the Office of Finance, which in turn, aggregates these commitments into offerings to securities dealers. Such commitments may specify yield limits that the Bank has specified in its commitment, above which the Bank will not accept funding. DNs are sold either at auction on a scheduled basis or through a direct bidding process on an as-needed basis through a group of dealers known as the selling group, who may turn to other dealers to assist in the ultimate distribution of the securities to investors. The selling group dealers receive no selling concession if the bonds are sold at auction. Otherwise, the Bank pays them a selling concession.

Finance Board regulations require that each FHLBank maintain the following types of assets, free from any lien or pledge, in an amount at least equal to the amount of that FHLBank’s participation in the total COs outstanding:

•      Cash;

•      Obligations of, or fully guaranteed by, the U.S. government;

•      Secured advances;

•      Mortgages, which have any guaranty, insurance, or commitment from the U.S. government or any agency of the U.S.;

•      Investments described in Section 16(a) of the FHLBank Act, which, among other items, includes securities that a fiduciary or trust fund may purchase under the laws of the state in which the FHLBank is located; and

•      Other securities that are assigned a rating or assessment by an NRSRO that is equivalent or higher than the rating or assessment assigned by that NRSRO to COs.

The following table illustrates the Bank’s compliance with this regulatory requirement:

Ratio of Nonpledged Assets to Total Consolidated Obligations

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003

Nonpledged asset totals
Cash and due from banks	$10,919	$11,891	$9,218
Advances	27,760,255	30,208,753	26,074,230
Investments (1)	15,968,151	17,296,108	11,066,179
Mortgage loans	4,209,547	4,011,981	4,536,698
Accrued interest receivable	147,983	140,661	138,128
Less: pledged assets	(208,536)	(173,256)	(479,752)
Total nonpledged assets	$47,888,319	$51,496,138	$41,344,701
Total consolidated obligations	$44,280,264	$47,770,395	$37,404,025

Ratio of nonpledged assets to consolidated obligations	1.08	1.08	1.11

(1)   Investments include interest-bearing deposits in banks, securities purchased under agreements to resell, federal funds sold, trading securities, available-for-sale securities, and held-to-maturity securities.

Although each FHLBank is primarily liable for the portion of COs corresponding to the proceeds received by that FHLBank, each FHLBank is also jointly and severally liable with the other 11 FHLBanks for the payment of principal and interest on all COs. Under Finance Board regulations, if the principal or interest on any CO issued on behalf of one of the FHLBanks is not paid in full when due, then the FHLBank responsible for the payment may not pay dividends to, or redeem or repurchase shares of stock from, any member of the FHLBank. The Finance Board, in its discretion, may require any FHLBank to make principal or interest payments due on any COs, whether or not the primary obligor FHLBank has defaulted on the payment of that obligation.

To the extent that an FHLBank makes any payment on a CO on behalf of another FHLBank, the paying FHLBank shall be entitled to reimbursement from the FHLBank otherwise responsible for the payment. However, if the Finance Board determines that an

FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all COs outstanding, or on any other basis the Finance Board may determine.

The Finance Board has never required the Bank to repay obligations in excess of our participation nor have they allocated to the Bank any outstanding liability of any other FHLBank’s COs.

Capital Resources

Capital Plan. On January 30, 2001, the Finance Board published a final rule requiring the Bank to implement a new capital structure, as mandated by the GLB Act. The rules established risk-based and leverage-capital requirements for the Bank, provided for different classes of stock that the Bank may issue, and established certain rights and preferences that may be associated with each class of stock. Capital-stock outstanding is redeemable by a withdrawing member on five years’ notice. Members that withdraw from membership may not reapply for membership in any FHLBank for five years. At the Bank’s discretion, members may redeem at par value any capital stock greater than their minimum investment requirement or sell it to other Bank members at par value.

On May 8, 2002, the Finance Board approved the Bank’s Capital Plan and additional amendments were approved on August 6, 2003. On April 19, 2004, the Bank implemented its new Capital Plan and replaced all of the Bank’s outstanding stock with shares of Class B stock. The Class B stock may be issued, redeemed, and repurchased by the Bank only at its par value of $100 per share. The Bank’s Class B stock is exempt from registration under the Securities Act of 1933. The Bank’s Capital Plan is provided as Exhibit 4.

Members were permitted to opt-out of the capital-stock conversion and withdraw from membership by submitting written notice of intent to withdraw, no later than February 19, 2004. Members were also permitted to request that a specified percentage of any shares held in excess of their total stock investment requirement be repurchased by the Bank, subject to the Bank’s discretion. Eight members opted out by submitting written notice of their intent to withdraw from membership, requiring the redemption of $109.1 million of capital stock on April 19, 2004. Additionally, 52 members requested that the Bank repurchase an estimated $627.0 million of capital stock in excess of the members’ total stock requirement. The Bank honored these requests. Accordingly, on April 19, 2004, the Bank’s total outstanding capital stock was reduced to $1.8 billion.

Redemptions of Capital Stock. Our capital plan requires that members purchase Class B stock equal to the value of the sum of (1) 0.35 percent of the value of certain member assets eligible to secure advances and (2) 4.5 percent of the value of specified assets related to activity between the Bank and the member, which we refer to in the aggregate as the member’s total stock investment requirement. Any stock held by a member in excess of this amount is considered “excess capital stock.”  At June 30, 2005, members and nonmembers with capital stock outstanding held excess capital stock totaling $364.8 million, representing approximately 17.3 percent of total capital stock outstanding.

Members may submit a written request for redemption of excess capital stock. The stock subject to the request will be redeemed at par value by the Bank upon expiration of a five-year stock redemption period. Also subject to a five-year redemption period are shares of stock held by a member that (1) gives notice of intent to withdraw from membership, or (2) becomes a non-member due to merger or acquisition, charter termination, or involuntary termination of membership. At the end of the five-year stock redemption period, the Bank must comply with the redemption request unless doing so would cause the Bank to fail to comply with its minimum regulatory capital requirements, would cause the member to fail to comply with its total stock investment requirements, or would violate any other regulatory prohibitions.

Mandatorily Redeemable Capital Stock. In compliance with Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), the Bank will reclassify stock subject to redemption from equity to a liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains a non member status by merger or acquisition, charter termination, or involuntary termination from membership, since the member shares will then meet the definition of a mandatorily redeemable financial instrument. We do not take into consideration our members’ right to cancel a redemption request in determining when shares of capital stock should be classified as a liability, because such cancellation would be subject to a cancellation fee equal to two percent of the par amount of the shares of Class B stock that is the subject of the redemption notice. Member shares meeting this definition are reclassified to a liability at fair value. Dividends declared on member shares classified as a liability in accordance with SFAS 150 are accrued at the expected dividend rate and reflected as interest expense in the statement of income. The repayment of these mandatorily redeemable financial instruments is reflected as financing cash outflows in the statement of cash flows once settled. At June 30, 2005, the Bank had $39.4 million in capital stock subject to mandatory redemption from two former members. This amount has been classified as a liability as mandatorily redeemable capital stock in the statement of condition in accordance with SFAS 150. It is anticipated that these shares will be redeemed in 2009. The Bank is not required to redeem or repurchase activity-based stock until the later of the expiration of the five-year notice of redemption or until the activity no longer remains outstanding. If activity-based stock becomes excess capital stock as a result of an activity no longer outstanding, the Bank may, in its sole discretion, repurchase the excess activity-based stock as described below.

Repurchases of Excess Capital Stock. The Bank may, in its sole discretion, repurchase excess capital stock from any member at par value upon 15 days prior written notice to the member, unless a shorter notice period is agreed to in writing by the member, if the repurchase will not cause the Bank to fail to meet any of its regulatory capital requirements or violate any other regulatory prohibitions. In conjunction with the implementation of the Bank’s Capital Plan on April 19, 2004, the Bank repurchased $627.0 million of excess capital stock. Throughout the remainder of 2004 following the implementation of the Bank’s Capital Plan, the Bank repurchased $65.5 million of excess capital stock, and during the first six months of 2005 the Bank repurchased $338.2 million of excess capital stock.

Additionally, the Bank’s board of directors has a right and an obligation to call for additional capital-stock purchases by the Bank’s members, as a condition of membership, as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone credit rating of no lower than AA from an NRSRO.

Dividends. The Bank may pay dividends from current net earnings or previously retained earnings, subject to certain limitations and conditions. Refer to Item 9 - Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters. The Bank’s board of directors may declare and pay dividends in either cash or capital stock. Until this registration statement becomes effective, all dividend payments must be approved by the Finance Board.

Retained Earnings. In August 2003, the Finance Board issued guidance to the FHLBanks calling for each FHLBank, at least annually, to assess the adequacy of its retained earnings. The Finance Board cited the increased risks to earnings associated with the FHLBanks’ significant use of derivatives (due to hedge ineffectiveness) and to the FHLBanks’ increasing purchases of mortgage loans as the reason for the new guidance. Prior to this guidance, the Bank had, in March 2003, established a tiered target dividend-rate strategy based on the Bank’s retained earnings level. Provided that the Bank’s projected level of retained earnings after dividend was at least eight basis points of total assets (approximately $32 million) and that the projected dividend did not exceed projected core net income, the Bank would pay a target dividend yield of the daily average three-month LIBOR rate plus 205 basis points, adjusted as follows:

•          if retained earnings was at least $40 million but less than $50 million, 95 percent of the target dividend yield, or

•          if retained earnings was less than $40 million, 85 percent of the target dividend yield.

In the first quarter of 2004, the Bank’s board of directors adopted a methodology for determining the Bank’s target level of retained earnings based on risk factors that could adversely affect the Bank’s income. The methodology sought to establish a base of retained earnings necessary to cover 95 percent of potential earnings threats due to market risk and to cover the potential losses that might occur due to credit impairment of assets to a BBB level. The Bank’s retained earnings plan, which superseded the March 2003 dividend strategy, called for the Bank to achieve a balance of retained earnings of $88.0 million by December 31, 2004. At December 31, 2004, the balance of retained earnings was $95.9 million.

In June 2004, the Finance Board reviewed the Bank’s retained earnings plan and recommended that the Bank reassess some of the assumptions and scenarios employed by the model. In December 2004, the Bank’s board of directors reviewed the target based on a reassessment of the market risk (as measured by the Bank’s value-at-risk) and credit risks (based primarily on the probability of credit deterioration to a BBB level and the implied loss on sale of the affected assets when rated at that level). The targeted retained earnings level was revised to $120 million, which the Bank expects to reach in 2006. The Bank’s retained earnings target is subject to revision as the Bank’s balance sheet and risk profile change or as the Bank enhances its methodology for calculation of the retained-earnings target. The Bank will continue its initiative to grow retained earnings and may reduce its dividend payout, as considered necessary.

Interest-Rate-Exchange Agreements

Finance Board regulations establish guidelines for interest-rate-exchange agreements. The Bank can use interest-rate swaps, swaptions, interest-rate-cap and floor agreements, calls, puts, futures, and forward contracts as part of its interest-rate-risk management and funding strategies. Finance Board regulations require the documentation of nonspeculative use of these instruments and establish limits to credit risk arising from these instruments.

In general, the Bank uses interest-rate-exchange agreements in three ways: 1) by designating them as a fair-value or cash-flow hedge of an underlying financial instrument, firm commitments or a forecasted transaction, 2) economic hedges in asset-liability management that are undesignated as hedges under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), or 3), by acting as an intermediary between members and the capital markets. For example, the Bank uses interest-rate-exchange agreements in its overall interest-rate-risk management to adjust the interest-rate sensitivity of COs to approximate more closely the interest-rate sensitivity of assets, including advances, investments, and mortgage loans, and/or to adjust the interest-rate sensitivity of advances, investments, and mortgage loans to approximate more closely the interest-rate sensitivity of liabilities. In addition to using interest-rate-exchange agreements to manage mismatches of interest rates between assets and liabilities, the Bank also uses interest-rate-exchange agreements to manage embedded options in assets and liabilities; to hedge the market value of existing assets, liabilities, and anticipated transactions; to hedge the duration risk of prepayable instruments; and to reduce funding costs.

The Bank may enter into interest-rate-exchange agreements concurrently with the issuance of COs to reduce funding costs. This allows the Bank to create synthetic floating-rate debt at a cost that is lower than the cost of a floating-rate cash instrument issued directly by the Bank. This strategy of issuing bonds while simultaneously entering into interest-rate-exchange agreements enables the Bank to offer a wider range of attractively priced advances to its members. The continued attractiveness of the debt depends on price relationships in both the bond market and interest-rate-exchange markets. When conditions in these markets change, the Bank may alter the types or terms of COs issued.

The most common ways in which the Bank uses derivatives are:

•      To reduce funding costs by combining a derivative and a CO. The combined funding structure can be lower in cost than a comparable CO bond;

•      To preserve a favorable interest-rate spread between the yield of an asset (for example, an advance) and the cost of the supporting liability (for example, the CO bond used to fund the advance). Without the use of derivatives, this interest-rate spread could be reduced or eliminated when the interest rate on the advance and/or the interest rate on the bond change differently or change at different times;

•      To mitigate the adverse earnings effects of the shortening or extension of certain assets (for example, advances or mortgage assets) and liabilities; and

•      To protect the value of existing asset or liability positions or of anticipated transactions.

Advances that have embedded options allowing the Bank to accelerate repayment on or after certain dates (for example, putable advances) and advances with coupon structures containing derivatives (for example, a floating-rate advance with an embedded cap) are usually hedged in a manner that offsets the embedded derivative feature and creates a synthetic floating-rate advance. For example, a putable advance is hedged with an interest-rate swap that pays a fixed rate and receives a variable LIBOR rate, but that can be terminated by the swap counterparty on the same dates that the Bank can accelerate repayment of the hedged advance. The Bank can hedge a LIBOR floating-rate advance with an embedded cap by purchasing an interest-rate cap that accrues interest when LIBOR exceeds the cap strike rate (inclusive of any coupon-spread adjustment to LIBOR) embedded in the advance. The hedge is structured so that the Bank maintains a net neutral derivative position, meaning that the effects of the embedded derivative are offset by the hedging derivative. Derivative instruments discussed above affect both net interest income and other income (loss). In most cases, the Bank opts to hedge these advances, but may choose not to hedge in cases when the advance’s embedded optionality creates an offset to risks elsewhere in the Bank’s balance sheet. In this case, the Bank would likely not hedge these advances.

For fixed-rate bullet advances that receive only interest payments until maturity and that do not contain an option for the member to accelerate repayment without a make-whole prepayment fee, the Bank may decide to enter into an interest-rate swap that effectively converts the fixed rate to a floating-rate. The Bank funds these synthetic floating-rate advances with synthetic floating-rate debt or three-month DNs. In deciding whether to swap fixed-rate bullet advances, the Bank analyzes the disparity between the cost of funds/swap-curve spread and the three-month DN/LIBOR spread. In the case where this disparity is large, the Bank would likely swap the advance and pass the savings in the form of lower advance rates to our members.

The effects on net interest income are discussed in the section, Results of Operations – Net Interest Spread and Net Interest Margin, while the effects on other income (loss) are discussed in the section, Results of Operations – Other Income (Loss).

Competition

Demand for the Bank’s advances is affected by, among other things, the cost of other available sources of liquidity for its members, including deposits. The Bank competes with other suppliers of wholesale funding, both secured and unsecured. Such other suppliers may include investment-banking concerns, commercial banks, and, in certain circumstances, other FHLBanks. Smaller members may have access to alternative-funding sources, including sales of securities under agreements to resell, while larger members may have access to federal funds, negotiable certificates of deposit, bankers’ acceptances, and medium-term notes, and may also have independent access to the national and global credit markets. The availability of alternative funding sources to members can significantly influence the demand for the Bank’s advances and can vary as a result of a variety of factors including, among others, market conditions, members’ creditworthiness, and availability of collateral.

The Bank competes for the purchase of mortgage loans held for portfolio. For single-family products, the Bank competes primarily with other GSEs, such as Fannie Mae and Freddie Mac. The Bank competes primarily on the basis of price and products.

The Bank also competes with corporate, sovereign, and supranational entities for funds raised in the national and global debt markets.

Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs or lesser amounts of debt issued at the same cost than otherwise would be the case. In addition, the availability and cost of funds raised through the issuance of certain types of unsecured debt may be adversely affected by regulatory initiatives that tend to discourage investments by certain institutions in unsecured debt with certain volatility or interest-rate-sensitivity characteristics. Similar factors to those noted above may adversely impact the Bank’s ability to effectively complete transactions in the swap market. Because the Bank uses interest-rate-exchange agreements to modify the terms of many of its CO bond issues, conditions in the swap market may affect the Bank’s cost of funds.

In addition, the sale of callable debt and the simultaneous execution of callable interest-rate-exchange agreements that mirror the debt have been important sources of competitive funding for the Bank. As such, the availability of markets for callable debt and interest-rate-exchange agreements may be an important determinant of the Bank’s relative cost of funds. There is considerable competition among high-credit-quality issuers in the markets for callable debt and for interest-rate-exchange agreements. There can be no assurance that the current breadth and depth of these markets will be sustained.

Assessments

REFCorp Assessment. Although the Bank is exempt from all federal, state, and local taxation, except for property taxes, it is obligated to make payments to REFCorp in the amount of 20 percent of net earnings after AHP expenses. The REFCorp contribution requirement was established by Congress in 1989 to provide funds to pay a portion of the interest on debt issued by the Resolution Trust Corporation that was used to assist failed savings and loan institutions. These interest payments totaled $300 million per year, or $75 million per quarter for the 12 FHLBanks through 1999. In 1999, the GLB Act changed the annual assessment to a flat rate of 20 percent of net earnings (defined as GAAP net income) after AHP expense. Since 2000, the FHLBanks have been required to make payments to REFCorp until the total amount of payments made is equivalent to a $300 million annual annuity with a final maturity date of April 15, 2030. The expiration of the obligation is shortened as the 12 FHLBanks make payments in excess of $75 million per quarter.

Because the FHLBanks contribute a fixed percentage of their net earnings to REFCorp, the aggregate amounts paid have exceeded the required $75 million per quarter for the past several years. As specified in the Finance Board regulation that implemented section 607 of the GLB Act, the payment amount in excess of the $75 million required quarterly payment is used to simulate the purchase of zero-coupon treasury bonds to “defease” all or a portion of the most distant remaining $75 million quarterly payment. The Finance Board, in consultation with the Secretary of the Treasury, will select the appropriate zero-coupon yields used in this calculation. Through June 30, 2005, the FHLBanks have satisfied the $300 million annual annuity requirements for all years between 2030 and 2019. These defeased payments, or portions thereof, could be restored in the future if actual REFCorp payments of the 12 FHLBanks fall short of $75 million in any given quarter. Contributions to REFCorp will be discontinued once all obligations have been fulfilled. However, due to the interrelationships of all future earnings of the 12 FHLBanks, the total cumulative amount to be paid by the Bank to REFCorp is not determinable.

AHP Assessment. Annually, the FHLBanks must set aside for the AHP the greater of $100 million or 10 percent of the current year’s net income before charges for AHP, REFCorp, and interest expense associated with mandatorily redeemable capital stock (regulatory net income), minus the assessment for REFCorp. This definition of regulatory net income for purposes of calculating the AHP assessment has been determined by the Finance Board.

In annual periods where the Bank’s regulatory net income is zero or less, the AHP assessment for the Bank is zero. However, if the annual 10 percent contribution provided by each individual FHLBank is less than the minimum $100 million contribution required for FHLBanks as a whole, the shortfall is allocated among the FHLBanks based upon the ratio of each FHLBank’s income before AHP and REFCorp to the sum of the income before AHP and REFCorp of the 12 FHLBanks combined. REFCorp determines allocation of this shortfall. There was no such shortfall in any of the preceding three years.

The actual amount of the AHP contribution is dependent upon both the Bank’s regulatory net income minus payments to REFCorp, and the income of the other FHLBanks; thus future contributions are not determinable.

Through the AHP, the Bank is able to address some of the affordable-housing needs of the communities in its region. The Bank partners with member financial institutions to work with housing organizations to apply for funds to support initiatives that serve very low- to moderate-income households. The Bank uses funds contributed to the AHP program by providing grants and low interest-rate advances through its member financial institutions.

The AHP and REFCorp assessments are calculated simultaneously due to their interdependence. The REFCorp has been designated as the calculation agent for AHP and REFCorp assessments. Each FHLBank provides its net income before AHP and REFCorp assessments to the REFCorp, which then performs the calculations at each quarterend date.

ITEM 2. FINANCIAL INFORMATION

The following selected financial data for each of the five years ended December 31, 2004, have been derived from the Bank’s audited financial statements. Financial information is included elsewhere in this report in regards to the Bank’s financial condition as of December 31, 2004 and 2003, and the Bank’s results of operations for the years ended December 31, 2004, 2003, and 2002. Selected financial data for the June 30, 2005, and 2004, periods have been derived from the Bank’s unaudited financial statements. This selected financial data should be read in conjunction with the Bank’s financial statements and the related notes thereto appearing in this report.

SELECTED FINANCIAL DATA
(dollars in thousands)

	June 30,		December 31,
	2005	2004	2004	2003	2002	2001	2000
Statement of Condition
Total assets	$48,155,382	$41,574,990	$51,755,095	$41,896,215	$41,477,179	$38,184,976	$38,284,886
Investments (1)	14,368,151	10,796,520	15,796,108	10,566,179	11,727,264	11,682,279	16,061,101
Securities purchased under agreements to resell	1,600,000	1,450,000	1,500,000	500,000	39,000	1,550,000	100,000
Advances	27,760,255	24,998,956	30,208,753	26,074,230	26,931,239	24,361,152	21,594,401
Mortgage loans held for portfolio, net	4,209,547	4,121,686	4,011,981	4,536,698	2,488,181	329,874	16,622
Deposits and other borrowings	875,528	1,045,365	890,869	946,166	1,980,322	2,543,214	1,310,405
Consolidated obligations, net	44,280,264	37,828,522	47,770,395	37,404,025	35,909,521	32,875,059	34,425,548
AHP liabilities	31,747	32,119	33,199	32,180	31,416	37,165	33,770
REFCorp liabilities	5,746	4,710	5,137	6,032	6,141	4,446	9,575
Mandatorily redeemable capital stock	39,386	—	57,882	—	—	—	—
Class B capital stock outstanding – putable (2), (3)	2,063,297	1,872,527	2,085,814	—	—	—	—
Capital stock outstanding – putable (2)	—	—	—	2,427,960	2,278,446	1,984,948	1,857,926
Total capital	2,170,166	1,949,707	2,178,964	2,472,045	2,294,583	2,032,915	1,905,906

Results of Operations
Net interest income	$107,927	$107,083	$215,192	$207,633	$171,241	$205,489	$222,928
Other (loss) income	(16,906)	(24,788)	(53,430)	(49,211)	(36,014)	(22,226)	1,527
Other expense	23,295	19,127	39,645	33,789	30,897	26,852	25,218
AHP and REFCorp assessments	18,024	16,820	32,472	33,065	27,373	40,779	52,858
Net income	49,549	46,436	89,522	91,563	75,800	112,923	146,377

Other Information (4)
Dividends declared	$43,351	$24,714	$55,425	$74,483	$78,203	$113,271	$138,212
Dividend payout ratio	87.49%	53.22%	61.91%	81.35%	103.17%	100.31%	94.42%
Weighted-average dividend rate (5)	4.12	2.31	2.75	3.05	3.68	5.88	7.63
Return on average equity	4.48	4.17	4.25	3.65	3.48	5.66	7.82
Return on average assets	0.20	0.23	0.22	0.21	0.19	0.30	0.41
Net interest margin (6)	0.45	0.53	0.52	0.48	0.43	0.54	0.62
Total capital ratio (7)	4.50	4.70	4.22	5.94	5.60	5.32	4.98

(1)   Investments include available-for-sale securities, held-to-maturity securities, trading securities, interest-bearing deposits in banks, and federal funds sold.

(2)   Capital stock is putable at the option of a member.

(3)   On April 19, 2004, the Bank replaced its capital-stock-subscription structure as mandated by the GLB Act.

(4)   Yields are annualized.

(5)   Weighted-average dividend rate is dividend amount declared divided by the average daily balance of capital stock eligible for dividends.

(6)   Net interest margin is net interest income before mortgage-loan-loss provision as a percentage of average earning assets.

(7)   Total capital ratio is capital stock plus retained earnings as a percentage of total assets. See Management’s Discussion and Analysis-Capital regarding the Bank’s regulatory capital ratios.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking Statements

This document includes statements describing anticipated developments, projections, estimates, or future predictions of the Bank. These statements may use forward-looking terminology, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements are subject to a number of risks or uncertainties, including risks set forth below, and that actual results could differ materially from those expressed or implied in these forward-looking statements. As a result, you are cautioned not to place undue reliance on such statements. The Bank does not undertake to update any forward-looking statement herein or that may be made from time to time on behalf of the Bank.

Forward-looking statements in this registration statement include, among others, the following:

•      the Bank may reduce its dividend payout to achieve its retained earnings target;

•      the Bank’s expectation of relatively modest balance-sheet growth;

•      the targets under the Bank’s retained earnings plan; and

•      the Bank’s expectations for reduced growth in its mortgage-loan portfolio as compared to prior periods.

Actual results may differ from forward-looking statements for many reasons, including but not limited to:

•      changes in economic and market conditions;

•      changes in demand for Bank advances and other products resulting from changes in members’ deposit flows and credit demands;

•      an increase in advance prepayments as a result of changes in interest rates or other factors;

•      the volatility of market prices, rates, and indices that could affect the value of collateral held by the Bank as security for obligations of Bank members and counterparties to interest-rate-exchange agreements and similar agreements;

•      political events, including legislative developments that affect the Bank, its members, counterparties, and/or investors in the COs of the FHLBanks;

•      competitive forces including, without limitation, other sources of funding available to Bank members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled employees;

•      the pace of technological change and the ability of the Bank to develop and support technology and information systems, including the internet, sufficient to manage the risks of the Bank’s business effectively;

•      changes in investor demand for COs and/or the terms of interest-rate-exchange agreements and similar agreements;

•      timing and volume of market activity;

•      ability to introduce new Bank products and services and successfully manage the risks associated with those products and services, including new types of collateral used to secure advances;

•      risk of loss arising from litigation filed against one or more of the FHLBanks;

•      inflation or deflation; and

•      issues and events within the Federal Home Loan Bank System and in the political arena that may lead to regulatory, judicial, or other developments may affect the marketability of the COs, the Bank’s financial obligations with respect to such COs, and the Bank’s ability to access the capital markets. Recent examples affecting the FHLBanks include rating agency downgrades of certain FHLBanks; earnings restatements by certain FHLBanks, which will also affect the combined financial statements of the FHLBanks; delayed issuance of the 2004 audited financial statements of certain FHLBanks and the combined financial statements of the FHLBanks; and an announcement by the Federal Home Loan Bank of Seattle that the actions of two of its directors in connection with two member institution repurchases of Federal

Home Loan Bank of Seattle stock involved an appearance of impropriety and failed to comply with an applicable disclosure rule.

Risks and other factors could cause actual results of the Bank to differ materially from those implied by such forward-looking statements. These risk factors may not be exhaustive. The Bank operates in a changing economic and regulatory environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors nor can it assess the impact, if any, of such new risk factors on the business of the Bank or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those implied by any forward-looking statements.

Overview

Financial Market Conditions

The Bank’s primary source of revenues is derived from net interest income from advances, investments, and mortgage loans. These interest-earning asset volumes and yields are primarily impacted by economic conditions, market-interest rates, and other factors such as competition.

In 2004, economic trends improved and the financial markets continued to exhibit volatility. Short-term interest rates began to trend upward towards the latter half of 2004 as evidenced by five consecutive increases in the target overnight federal-funds rate by the Federal Open Market Committee. Although these interest rates have been increasing steadily, they remain at low levels relative to those experienced over the last 40 years. During 2004, the Bank experienced a decline in residential mortgage growth due, in part, to the lack of mortgage purchases under the MPF program resulting from the market-driven decline in mortgage-refinancing activities. Through the first three quarters of 2004, advance levels remained relatively unchanged with an increase in prepayment activity as a result of merger transactions, normal member prepayments, and advances callable by the Bank, mostly offset by new advance issuances. Advances outstanding increased during the fourth quarter primarily due to an increase in short-term borrowing by several large members.

In the first six months of 2005, short-term interest rates continued to trend upwards, with the Federal Open Market Committee raising the target overnight federal funds rate four times, by a quarter percent at each raise. Long-term rates, however, did not increase accordingly, which reduced the difference between short- and long-term rates, thereby flattening the yield curve. A flatter yield curve may be indicative of narrower spreads on the Bank’s earning assets in the future, which may result in lower income in future periods.

Recent trends in the economy suggest stronger economic growth than over the last several years. Interest-rate increases have increased the yield on short-term assets that are funded by shareholder equity, increasing net income. However, the impact of the trends on advances volumes and mortgage-loan purchases cannot be reliably predicted.

Interim Comparison for June 30, 2005 versus June 30, 2004

Net income for the six months ended June 30, 2005 was $49.5 million compared with $46.4 million for the same period in 2004. This $3.1 million increase was primarily due to an increase in net interest income, excluding prepayment income, of $24.4 million, a $9.3 million decrease in losses on early extinguishment of debt, and a $3.9 million decrease in losses on trading securities. These increases were partially offset by a $23.6 million decrease in prepayment-fee income, a $5.3 million increase in losses on derivative and hedging activities, a $3.9 million increase in operating expenses, and an increase of $1.2 million in AHP and REFCorp assessments. The increase in losses on derivatives and hedging activities was partially due to a charge of $9.4 million associated with the correction of the Bank’s valuation methodology for hedged CO bonds, as explained in Results of Operations – Interim Comparison for Year-to-Date June 30, 2005 versus Year-to-Date June 30, 2004, below.

Net interest income for the six months ended June 30, 2005, was $107.9 million compared with $107.1 million for the six months ended June 30, 2004. This slight increase was mainly driven by higher short-term advance balances, which earned higher yields due to a general increase in market interest rates, which was partially offset by lower prepayment-fee income recognized in the first six months of 2005 compared to the first six months of 2004, primarily the result of a reduction in advance prepayment activities.

For the first six months of 2005 and 2004, average total assets were $48.8 billion and $41.3 billion, respectively. Return on average assets and return on average equity were 0.20 percent and 4.48 percent, respectively, for the first six months of 2005, compared with 0.23 percent and 4.17 percent, respectively, for the first six months of 2004. The return on average assets decreased due to a decline in the net interest margin, while the return on average equity improved mainly due to the decline in the Bank’s average capital-to-asset ratio to 4.58 percent in 2005 from 5.39 percent in 2004, which resulted from the decline in capital stock outstanding that followed the implementation of the Bank’s capital restructuring plan on April 19, 2004.

The weighted-average dividend rate was 4.12 percent for the first six months of 2005, 181 basis points higher than the weighted-average dividend rate of 2.31 percent for the comparable 2004 period. The Bank’s retained earnings plan currently calls for the Bank to achieve a retained earnings balance of $120 million not later than December 31, 2006. As of June 30, 2005, the Bank’s retained earnings totaled $102.1 million. The Bank’s retained earnings target is subject to revision as the Bank’s risk factors change or as the Bank enhances its methodology for calculation of the retained earnings target. The Bank will continue its initiative to increase retained earnings and may reduce future period dividend payouts to meet current or revised retained earnings targets, as considered necessary.

Comparison of December 31, 2004 and 2003

Net income for the year ended December 31, 2004, was $89.5 million compared with $91.6 million for the year ended December 31, 2003. This $2.1 million decrease was mainly due to a higher level of losses resulting from derivatives and hedging activities of $6.2 million, as well as a $5.7 million increase in operating expenses, which were partially offset by improvements in net interest income of $7.6 million and an improvement in unrealized gains and losses on trading securities of $2.0 million.

Net interest income for the year ended December 31, 2004, was $215.2 million compared with $207.6 million for the year ended December 31, 2003. Net interest income increased $7.6 million mainly as a result of a $55.9 million decrease in funding costs partly offset by a $48.3 million decrease in interest income on earning assets. In particular, interest income reflected an increase in total prepayment-fee income in the amount of $8.1 million. Net interest spread, for the year ended December 31, 2004, improved by eight basis points over the prior year.

For the years ended December 31, 2004 and 2003, average total assets were $41.6 billion and $43.6 billion, respectively. Return on average assets and return on average equity were 0.22 percent and 4.25 percent, respectively, for the year ended December 31, 2004, compared with 0.21 percent and 3.65 percent, respectively, for the year ended December 31, 2003. Return on average assets essentially remained unchanged for the comparable periods and return on equity improved mainly due to the decline in capital stock outstanding resulting from the implementation of the new capital plan on April 19, 2004. Refer to the Capital section below, as well as Note 13 – Capital, located in the footnotes to the December 31, 2004 annual Financial Statements, for further detail regarding the implementation of the new capital plan in April 2004.

The composition of the Bank’s total assets changed during the year ended December 31, 2004, as follows:

•      Advances, as a percentage of total assets, decreased to 58.4 percent at December 31, 2004, from 62.2 percent at December 31, 2003, due to an increase in short-term investments which largely contributed to the increase in total assets;

•      Investments, as a percentage of total assets, increased to 33.4 percent at December 31, 2004, from 26.4 percent at December 31, 2003, mainly the result of an increase in short-term investments; and

•      Net mortgage loans, as a percentage of total assets, decreased to 7.8 percent at December 31, 2004, from 10.8 percent at December 31, 2003, due to the slowdown in mortgage-refinancing activities resulting in a decline in mortgage-loan purchases. The decline in the mortgage portfolio balance is attributable to scheduled principal payments as well as mortgage-loan prepayments and refinancings.

The weighted-average dividend rate was 2.75 percent for the year ended December 31, 2004, which was 30 basis points lower than the weighted-average dividend rate of 3.05 percent for the comparable 2003 period.

RESULTS OF OPERATIONS

Interim Comparison for Year-to-Date June 30, 2005 versus Year-to-Date June 30, 2004

Net Interest Spread and Net Interest Margin

Net interest income for the six months ended June 30, 2005, was $107.9 million, compared with $107.1 million for the six months ended June 30, 2004, increasing $0.8 million or 0.7 percent from the previous period. However, both net interest spread and net interest margin for the six months ended June 30, 2005, declined when compared to the same period in 2004 due to lower prepayment-fee income. Prepayment-fee income recognized on advances declined $24.9 million to $5.9 million for the six months ended June 30, 2005, from $30.8 million for the six months ended June 30, 2004.

The following table presents major categories of average balances, related interest income/expense, and average yields for interest-earning assets and interest-bearing liabilities. The primary source of earnings for the Bank is net interest income, which is the interest earned on advances, mortgage loans, and investments less interest paid on COs, deposits, and other borrowings. Net interest spread is the difference between the yields on interest-earning assets and interest-bearing liabilities. Net interest margin is expressed as the percentage of net interest income to average earning assets.

Net Interest Spread and Margin

(dollars in thousands)

	For the Six Months Ended June 30, 2005			For the Six Months Ended June 30, 2004
	Average Balance	Interest Income /Expense	Average Yield (1)	Average Balance	Interest Income /Expense	Average Yield (1)

Assets
Advances	$29,688,880	$464,961	3.16%	$25,702,797	$303,627	2.38%
Interest-bearing deposits in banks	2,393,144	32,151	2.71	180,236	1,026	1.14
Securities purchased under agreements to resell	611,602	8,528	2.81	663,929	3,461	1.05
Federal funds sold	4,030,496	54,393	2.72	1,978,119	10,275	1.04
Investment securities (2)	7,459,514	154,082	4.17	7,825,282	135,209	3.47
Mortgage loans	4,127,659	96,201	4.70	4,390,151	103,419	4.74
Other earnings assets	—	—	—	621	3	0.97

Total interest-earning assets	48,311,295	810,316	3.38%	40,741,135	557,020	2.75%

Other non-interest-earning assets	521,758			526,728

Total assets	$48,833,053	$810,316	3.35%	$41,267,863	$557,020	2.71%

Liabilities and capital
Consolidated obligations	$44,918,732	$693,522	3.11%	$36,733,573	$445,849	2.44%
Deposits	699,494	7,567	2.18	1,034,797	3,591	0.70
Mandatorily redeemable capital stock	57,682	1,180	4.13	41,710	465	2.24
Other borrowings	10,059	120	2.41	7,115	32	0.90

Total interest-bearing liabilities	45,685,967	702,389	3.10%	37,817,195	449,937	2.39%

Other non-interest-bearing liabilities	912,137			1,226,045
Total capital	2,234,949			2,224,623

Total liabilities and capital	$48,833,053	$702,389	2.90%	$41,267,863	$449,937	2.19%

Net interest income		$107,927			$107,083
Net interest spread			0.28%			0.36%
Net interest margin			0.45			0.53

(1)   Yields are annualized.

(2)   The average balances of available-for-sale securities are reflected at amortized cost; therefore the resulting yields do not give effect to changes in fair value.

Net interest spread and net interest margin for the six months ended June 30, 2005, was 0.28 percent and 0.45 percent compared with 0.36 percent and 0.53 percent, respectively, for the six months ended June 30, 2004. For the six months ended June 30, 2005, the average yields on total interest-earning assets increased 63 basis points and yields on total interest-bearing liabilities increased 71 basis points, as compared to the same period in 2004.

Average advance balances increased $4.0 billion or 15.5 percent for the six months ended June 30, 2005, when compared to the same period in 2004. The increase in advances was attributable to strong member demand for short-term advances. The increasing interest-rate environment during the latter half of 2004 and into the first half of 2005 contributed to the increase in yields on advances.

Included in net interest income are prepayment fees related to advances and investment securities. Prepayment fees make the Bank financially indifferent to the prepayment of advances or investments and are net of any hedging fair-value adjustments associated with SFAS 133. For the six months ended June 30, 2005 and 2004, net prepayment fees on advances were $5.9 million and $30.8 million, and prepayment fees on investments were $5.7 million and $4.4 million, respectively. Prepayment fee income is unpredictable and inconsistent from period to period, occurring only when advances and investments are prepaid prior to the scheduled maturity or repricing dates. Because prepayment fee income recognized during these periods does not necessarily represent a trend that will continue in future periods, and due to the fact that prepayment fee income represents a one-time fee recognized in the period in which the corresponding advance or investment security is prepaid, we believe it is important to review the results of net interest spread and net interest margin excluding the impact of prepayment-fee income. These results are presented in the following table.

Net Interest Spread and Margin without Prepayment-Fee Income

(dollars in thousands)

	For the Six Months Ended June 30,
	2005		2004
	Interest Income	Average Yield (1)	Interest Income	Average Yield (1)

Advances	$459,070	3.12%	$272,810	2.13%
Investment securities	148,341	4.01	130,826	3.36
Total interest-earning assets	798,684	3.33	521,820	2.58

Net interest income	96,295		71,883
Net interest spread		0.23%		0.19%
Net interest margin		0.40%		0.35%

(1) Yields are annualized.

Average federal funds sold balances increased $2.1 billion or 103.8 percent from June 30, 2004, to June 30, 2005. Higher average balances in 2005 were a result of management taking advantage of more favorable funding spreads.

Average investment balances declined $365.8 million or 4.7 percent for the six months ended June 30, 2005, when compared to the same period in 2004. This decrease was mainly due to lower balances of MBS and state and local housing-agency obligations. MBS declined during 2004 following the implementation of the Bank’s capital plan in April 2004, due to the constraint that MBS not exceed 300 percent of capital. Upon implementation of the Bank’s capital plan, capital stock balances were reduced and the Bank’s MBS holdings temporarily exceeded the 300 percent of capital limitation, and therefore the Bank suspended MBS purchasing activity until the ratio of MBS to capital was once again below 300 percent. State and local housing-agency obligations decreased due to maturities and call activity arising from low interest rates, and the Bank has purchased only a minimal amount of additional state or local housing-agency obligations during this time period.

Average mortgage-loan balances for the six months ended June 30, 2005 were $262.5 million lower, or 6.0 percent, than the average balance for the six months ended June 30, 2004. This decrease in average mortgage-loan balances was attributable to:

•      The slowdown in mortgage-refinancing activities in 2004, resulting in reduced loan production;

•      A reluctance by some members to sell mortgages to the Bank following the Bank’s capital conversion in April 2004, due to the initial imposition of a requirement for members to purchase Class B shares to support mortgage loans delivered to the Bank, which was rescinded in October 2004; and

•      Mortgage-loan prepayments and regular payments, which exceeded new acquisitions throughout most of 2004.

Mortgage loan balances have grown to $4.2 billion at June 30, 2005 from $4.0 billion at December 31, 2004, reflecting a drop in repayment activity and new acquisitions.

The decline in mortgage-loan yields for the first six months of 2005 was attributable to the acquisition of loans at historically low interest rates in the latter half of 2004 and into 2005 and the amortization and prepayment of principal associated with higher coupon loans throughout this period. The yield effect of premium amortization was relatively unchanged as average long-term interest rates were only modestly lower in the first half of 2005 than in the first half of 2004, despite considerable fluctuation within each period. The CE fees in the first half of 2005 and 2004 reflect the higher proportion of loans originated under the MPF Plus product, which has a higher average CE fee than the other MPF products (see the MPF Product Comparison Chart in Item 1 Business-Mortgage Loan Finance).

Composition of the Yields of Mortgage Loans

(dollars in thousands)

	For the Six Months Ended June 30,
	2005		2004
	Interest Income	Average Yield	Interest Income	Average Yield

Coupon accrual	$108,826	5.32%	$116,518	5.34%
Premium/discount amortization	(10,469)	- 0.51	(10,870)	- 0.50
Credit enhancement fees and other	(2,156)	- 0.11	(2,229)	- 0.10
Total interest income	$96,201	4.70%	$103,419	4.74%

Average mortgage-loan balance	$4,127,659		$4,390,151

Average CO balances increased $8.2 billion, or 22.3 percent, from the first six months of 2004 to the first six months of 2005. This increase was mainly due to the issuance of CO DNs to fund the growth in short-term advances and short-term investments.

Net interest income includes interest paid and received on those interest-rate-exchange agreements associated with advances, investments, deposits, and debt instruments that qualify for hedge accounting under SFAS 133. The Bank utilizes derivative instruments that qualify for hedge accounting as an interest-rate-risk management tool. These derivatives serve to stabilize net interest income and net interest margin when interest rates fluctuate. Accordingly, the impact of derivatives on net interest income and net interest margin should be viewed in the overall context of the Bank’s risk-management strategy. The following table provides a summary of the impact of derivative instruments on interest income and interest expense.

Impact of Derivatives on Gross Interest Income and Gross Interest Expense

(dollars in thousands)

	For the Six Months Ended June 30,
	2005	2004

Gross interest income before effect of derivatives	$880,809	$735,284
Net interest adjustment for derivatives	(70,493)	(178,264)

Total interest income reported	$810,316	$557,020

Gross interest expense before effect of derivatives	$746,098	$598,402
Net interest adjustment for derivatives	(43,709)	(148,465)

Total interest expense reported	$702,389	$449,937

Reported net interest margin for the six months ended June 30, 2005 and 2004, was 0.45 percent and 0.53 percent, respectively. If derivative instruments had not been used as hedges to mitigate interest-rate fluctuations, net interest margin would have been 0.56 percent and 0.68 percent, respectively.

Interest paid and received on interest-rate-exchange agreements that are used by the Bank in its asset and liability management, but which do not meet hedge-accounting requirements of SFAS 133 (economic hedges), are classified as net loss (gain) on derivative and hedging activities in other income. As shown in the Other Income (Loss) section below, interest accruals on derivatives classified as economic hedges totaled ($1.3) million and ($3.3) million for the six months ended June 30, 2005 and 2004, respectively.

More information about the Bank’s use of derivative instruments to manage interest-rate risk is provided in the Risk Management – Market and Interest-Rate Risk section of this discussion and analysis.

Rate and Volume Analysis

Changes in both average balances (volume) and interest rates influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense between the six months ended June 30, 2005 and 2004. Changes in interest income and interest expense that are not identifiable as either volume-related or rate-related, but rather equally attributable to both volume and rate changes, have been allocated to the volume and rate categories based upon the proportion of the volume and rate changes.

Rate and Volume Analysis

(dollars in thousands)

	For the Six Months Ended
	June 30, 2005 vs. 2004
	Increase (decrease) due to
	Volume	Rate	Total
Interest income
Advances	$51,639	$109,695	$161,334
Interest-bearing deposits in banks	28,008	3,117	31,125
Securities purchased under agreements to resell	(821)	5,888	5,067
Federal funds sold	17,320	26,798	44,118
Investment securities	(16,987)	35,860	18,873
Mortgage loans	(6,376)	(842)	(7,218)
Other earnings assets	(2)	(1)	(3)

Total interest income	72,781	180,515	253,296

Interest expense
Consolidated obligations	110,725	136,948	247,673
Deposits	(3,535)	7,511	3,976
Mandatorily redeemable capital stock	224	491	715
Other borrowings	18	70	88

Total interest expense	107,432	145,020	252,452

Change in net interest income	$(34,651)	$35,495	$844

Other Income (Loss)

Other Income (Loss)

(dollars in thousands)

	For the Six Months Ended June 30,
	2005	2004
(Losses) gains on derivatives and hedging activities:
Net (losses) gains related to fair-value hedge ineffectiveness	$(6,085)	$1,011
Net unrealized (losses) gains related to derivatives not receiving hedge accounting under SFAS 133 associated with:
Advances	751	—
Trading securities	1,549	4,893
Mortgage loans	(298)	(2,677)
Net interest-accruals related to derivatives not receiving hedge accounting under SFAS 133	(1,281)	(3,292)
Net losses on derivatives and hedging activities	(5,364)	(65)

Loss on early extinguishment of debt	(9,334)	(18,659)
Service-fee income	1,155	1,131
Net unrealized losses on trading securities	(3,414)	(7,268)
Net realized gains from the sale of available-for-sale securities	—	32
Net realized gains on sale of held-to-maturity securities	—	13
Other	51	28

Total other loss	$(16,906)	$(24,788)

Losses on early extinguishment of debt totaled $9.3 million and $18.7 million for the six months ended June 30, 2005 and 2004, respectively. Early extinguishment of debt is primarily driven by the prepayment of advances and investments, which generate fee income to the Bank in the form of make-whole prepayment penalties. The Bank generally attempts to use a portion of the proceeds of prepaid advances and investments to retire higher-costing debt and to manage the relative interest-rate sensitivities of assets and liabilities. However, the Bank is limited in its ability to employ this strategy due to the limited availability of specific bonds for purchase and retirement. For example, an advance with seven years remaining to maturity might have been funded by a bond issued at approximately the same time that has a similar, though not identical, maturity date. If the Bank is able to find an investor willing to sell the target bond back to the Bank, then the Bank will purchase this bond using the principal and prepayment fee proceeds that resulted from the asset prepayment. However, if the Bank cannot find an investor willing to sell the specific desired bond, the Bank will attempt to buy other bonds with reasonably proximate maturities in amounts that reasonably maintain its asset-liability repricing profile. In cases when a similar bond is not available for repurchase, rather than retiring debt, the Bank will attempt to redeploy the prepayment proceeds in a new asset with maturity similar to that of the prepaid asset. In this manner, the Bank endeavors to preserve its asset-liability repricing balance and stabilizes the net interest margin. During the six months ended June 30, 2005 and 2004, the Bank extinguished debt totaling $191.9 million and $424.1 million, respectively.

Changes in the fair value of trading securities are recorded in other income (loss). For the six months ended June 30, 2005 and 2004, net unrealized losses of $3.4 million and $7.3 million, respectively, were recognized. These securities are economically hedged with interest-rate-exchange agreements that do not qualify for hedge accounting under SFAS 133, but are acceptable hedging strategies under the Bank’s risk-management program. Changes in the fair value of these economic hedges are recorded in current-period earnings and amounted to a gain of $1.5 million and $4.9 million for the six months ended June 30, 2005 and 2004, respectively. Also included in other income (loss) are interest accruals on these economic hedges, which totaled a loss of $1.4 million and $3.3 million for the six months ended June 30, 2005 and 2004, respectively.

During the second quarter of 2005, the Bank evaluated its estimation methodology for determining the fair-value hedge adjustments for certain CO bonds for which interest-rate swaps were designated as hedges of changes in fair value due to changes in the benchmark interest rate under SFAS 133. As a result of this evaluation, we have changed the estimation methodology in favor of a method that we believe more accurately calculates the fair value of the hedged item, as further described below.

In general, when we designate an interest-rate swap as a hedge of changes in fair value of the hedged item attributable to changes in the benchmark LIBOR yield curve, we determine a constant spread adjustment to the LIBOR yield curve that results in a market interest rate on the hedged item at the inception of the hedging relationship. Prior to the change in our estimation methodology, when the Bank entered into this type of hedge relationship for a CO bond, for purposes of adjusting the LIBOR yield curve for valuation purposes, we used the spread that was applied to the pay side of the associated interest-rate swap as a proxy for the market rate on the CO bond.

After performing the evaluation in the second quarter, we now believe that the existing methodology was flawed because it consistently overstated the yields used to determine the changes in the fair values of the CO bonds attributable to changes in the benchmark LIBOR yield curve. The former methodology did not consider that the pay-side LIBOR spread adjustment was set at a level designed to compensate the swap dealer for paying the swap fee and it resulted in an initial basis for the bond that is aligned with the value of the interest-rate swap immediately after the payment of the swap fee, rather than a par valuation.

Management has determined that a different discount spread adjustment methodology would have more accurately reflected the changes in fair value due to changes in the benchmark interest rate by better calibrating the spread adjustment to the benchmark LIBOR yield curve to the initial basis value of the hedged CO bond. This methodology results in initial CO bond values that are properly aligned with the initial basis adjustment of the bond. Accordingly, management changed the estimation methodology for calculating the benchmark fair-value hedge adjustments for these transactions during the second quarter of 2005 to the more accurate method.

Management has determined that the differences between the previous estimation methodology and the new estimation methodology are immaterial to prior periods. The change was implemented as of June 30, 2005, and has been reflected as a change in estimate. As of June 30, 2005, the cumulative difference between the two estimation methodologies was a reduction to income before assessments of approximately $9.4 million ($6.9 million after assessments), which has been recorded in net (loss) gain on derivatives and hedging activities in other income. Additionally, it is expected that the use of the new methodology will lead to increased volatility in reported ineffectiveness associated with these hedging relationships due to the introduction of a difference in the initial valuation basis between the CO bond and the interest-rate swap that is subject to fluctuation with interest rates. Therefore there will be increased volatility in the amount of gains and losses from derivative and hedging activities and reported net income in future periods. In general, when interest rates increase, ineffectiveness will generally be more negative, and when interest rates fall, ineffectiveness will generally be more positive, than was the case under the previous method.

As noted in the Other Income (Loss) table above, SFAS 133 introduces the potential for considerable timing differences between income recognition from assets or liabilities and income effects of hedging instruments entered into to mitigate interest-rate risk and cash-flow activity.

Other Expenses

Operating expenses for the six months ended June 30, 2005 and 2004 are summarized in the following table:

Operating Expenses

(dollars in thousands)

	For the Six Months Ended June 30,
	2005	2004

Salaries and benefits	$12,534	$10,485
Occupancy costs	1,957	1,856
Other operating expenses	7,005	5,229
Total operating expenses	$21,496	$17,570

Ratio of operating expenses to average assets	0.09%	0.09%

For the six months ended June 30, 2005, total operating expenses increased $3.9 million from the same period in 2004. This increase was mainly due to a $2.0 million increase in salaries and benefits and a $1.8 million increase in other operating expenses. The $2.0 million increase in salaries and benefits is due to approximately $1.0 million increase in salary expenses attributable to planned staffing increases and annual merit increases, and approximately $1.0 million increase in employee benefits. At June 30, 2005, staffing levels increased 7.5 percent to 179.5 full-time equivalents, compared to 167 full-time equivalents at June 30, 2004. Other operating expenses increased $1.8 million primarily due to a $1.0 million increase in professional fees related to costs of implementing information systems and a $0.4 million increase in temporary help to assist with implementing systems and procedures to comply with the requirements of the Sarbanes-Oxley Act of 2002.

The Bank, together with the other FHLBanks, is charged for the cost of operating the Finance Board and the Office of Finance. These expenses totaled $1.6 million and $1.5 million for the six months ended June 30, 2005 and 2004, respectively, and are included in other expenses.

Comparison of the years ended December 31, 2004 and 2003

Net Interest Spread and Net Interest Margin

Net interest income for the year ended December 31, 2004, was $215.2 million compared with $207.6 million for the year ended December 31, 2003, increasing $7.6 million, or 3.7 percent, from the previous year. Lower funding costs on COs contributed to this improvement, as well as a slight increase in interest income from mortgage loans held in portfolio due to an increase in average balances outstanding. Net interest income was unfavorably impacted by declines in interest income related to advances and investments when compared to the prior year.

The following table presents major categories of average balances, related interest income/expense, and average yields for interest-earning assets and interest-bearing liabilities. The primary source of earnings for the Bank is net interest income, which is the interest earned on advances, mortgage loans, and investments less interest paid on COs, deposits, and other borrowings. Net interest spread is the difference between the yields on interest-earning assets and interest-bearing liabilities. Net interest margin is expressed as the percentage of net interest income to average earning assets.

Net Interest Spread and Margin

(dollars in thousands)

	For the Years Ended December 31,
	2004			2003			2002
	Average Balance	Interest Income / Expense	Average Yield	Average Balance	Interest Income / Expense	Average Yield	Average Balance	Interest Income / Expense	Average Yield
Assets
Advances	$25,810,641	$650,634	2.52%	$26,346,383	$677,763	2.57%	$24,364,780	$835,142	3.43%
Interest-bearing deposits in banks	589,952	10,654	1.81	284,383	3,734	1.31	677,501	13,245	1.95
Securities purchased under agreements to resell	602,773	8,569	1.42	737,049	8,527	1.16	1,617,921	28,818	1.78
Federal funds sold	2,291,177	34,530	1.51	3,266,566	38,196	1.17	4,062,339	73,015	1.80
Investment securities (1)	7,596,824	276,314	3.64	8,366,366	305,710	3.65	7,864,538	360,609	4.59
Mortgage loans	4,209,448	197,773	4.70	3,947,362	192,821	4.88	1,213,424	72,037	5.94
Other earnings assets	1,191	17	1.43	8,140	98	1.20	5,103	90	1.76

Total interest-earning assets	41,102,006	1,178,491	2.87%	42,956,249	1,226,849	2.86%	39,805,606	1,382,956	3.47%

Other non-interest-earning assets	509,062			642,727			591,256

Total assets	$41,611,068	$1,178,491	2.83%	$43,598,976	$1,226,849	2.81%	$40,396,862	$1,382,956	3.42%

Liabilities and capital
Consolidated obligations	$37,402,844	$952,567	2.55%	$37,950,281	$1,005,362	2.65%	$34,969,362	$1,181,539	3.38%
Deposits	957,347	9,338	0.98	1,610,167	13,668	0.85	2,052,386	29,849	1.45
Mandatorily redeemable capital stock	46,361	1,306	2.82	—	—	—	—	—	—
Other borrowings	7,450	88	1.18	16,051	186	1.16	20,254	327	1.61

Total interest-bearing liabilities	38,414,002	963,299	2.51%	39,576,499	1,019,216	2.58%	37,042,002	1,211,715	3.27%

Other non-interest-bearing liabilities	1,100,748			1,540,292			1,192,333
Total capital	2,096,318			2,482,185			2,162,527

Total liabilities and capital	$41,611,068	$963,299	2.32%	$43,598,976	$1,019,216	2.34%	$40,396,862	$1,211,715	3.00%

Net interest income		$215,192			$207,633			$171,241
Net interest spread			0.36%			0.28%			0.20%
Net interest margin			0.52			0.48			0.43

(1)   The average balances of available-for-sale securities are reflected at amortized cost; therefore the resulting yields do not give effect to changes in fair value.

Net interest spread and net interest margin for the year ended December 31, 2004, was 0.36 percent and 0.52 percent, respectively, as compared to 0.28 percent and 0.48 percent, respectively, for the year ended December 31, 2003. These improvements are mainly attributable to the lower funding costs on COs as higher-yielding debt is extinguished as a result of advance prepayments by members. Other improvements contributing to this increase were realized in interest-bearing deposits and the mortgage-loan portfolio. These improvements were partially offset by a reduction in interest income realized on investments and advances due to the decline in average balances. At December 31, 2004, the average yields on total interest-earning assets remained relatively unchanged and yields on total interest-bearing liabilities decreased seven basis points, as compared to 2003.

Average advance balances declined $535.7 million or 2.0 percent at December 31, 2004, when compared to the same period in 2003. The decrease in advances was attributable to the significant amount of advance prepayments that occurred in 2004, which were partially offset by new advance issuances. The increased level of prepayment activity was largely driven by merger activity of members and member balance-sheet restructurings. In addition, prepayment of higher-yielding advances contributed to the decline in yields.

Included in net interest income are prepayment fees related to advances and investments. Prepayment fees make the Bank financially indifferent to the prepayment of advances or investments and are net of any hedging fair-value adjustments associated with SFAS 133. For the years ended December 31, 2004, 2003, and 2002, prepayment fees on advances were $54.3 million, $50.5 million, and $29.2 million, and prepayment fees on investments were $9.9 million, $5.7 million, and $4.2 million, respectively. Prepayment-fee income is unpredictable and inconsistent from period to period, occurring only when advances and investments are prepaid prior to the scheduled maturity or repricing dates. Because prepayment-fee income recognized during these periods does not necessarily represent a trend that will continue in future periods, and due to the fact that prepayment-fee income represents a one-time fee recognized in the period in which the corresponding advance or investment security is prepaid, we believe it is important to review the results of net interest spread and net interest margin excluding the impact of prepayment-fee income. These results are presented in the following table.

Net Interest Spread and Margin without Prepayment-Fee Income

(dollars in thousands)

	For the Years Ended December 31,
	2004		2003		2002
	Interest Income	Average Yield	Interest Income	Average Yield	Interest Income	Average Yield

Advances	$596,338	2.31%	$627,231	2.38%	$805,985	3.31%
Investment securities	266,389	3.51	300,041	3.59	356,377	4.53
Total interest-earning assets	1,114,270	2.71	1,170,648	2.73	1,349,567	3.39

Net interest income	150,971		151,432		137,852
Net interest spread		0.20%		0.15%		0.12%
Net interest margin		0.36%		0.35%		0.34%

Average federal funds sold balances decreased $975.4 million, or 29.9 percent, for the year ended December 31, 2004, when compared to the same period in 2003. Higher average balances in 2003 were a result of management assessing its liquidity position in anticipation of converting to the new capital plan in April 2004 and potentially redeeming excess capital stock and satisfying redemption requests for those members opting out of the new capital plan. Lower average balances were also the result of unattractive yields on federal funds sold during the first three quarters of 2004.

Average investment balances declined $769.5 million or 9.2 percent for the year ended December 31, 2004, when compared to the same period in 2003. This decrease was mainly due to lower balances of MBS and state and local housing-agency obligations. The Bank refrained from purchasing MBS in the first quarter of 2004 in anticipation of converting to its new capital plan, which occurred on April 19, 2004. State and local housing-agency obligation balances decreased due to maturities and call activity arising from low interest rates.

Average mortgage-loan balances for 2004 were $262.1 million, or 6.6 percent, higher than the average balance of 2003. This increase in average mortgage-loan balances was attributable to a higher level of mortgage-loan balances at the beginning of 2004 compared to the average balance for 2003. The Bank experienced rapid growth in its mortgage-loan portfolio during the first half of 2003, and then loan balances began to gradually decline during the second half of 2003. This decline continued throughout 2004, as mortgage-loan prepayment activity outpaced mortgage-loan purchases.

The decline in mortgage-loan yields was attributable to the acquisition of loans at historically low interest rates during 2003 and early 2004 and the amortization and prepayment of principal associated with higher coupon loans throughout this period. The yield effect of premium amortization was unchanged as average long-term interest rates were only modestly higher in 2004 than in 2003, despite considerable fluctuation within each year. The CE fees in 2004 and 2003 reflect the higher proportion of loans originated under the MPF Plus product, which has a higher average CE fee than the other MPF products (see the MPF Product Comparison Chart in Item 1 Business-Mortgage Loan Finance).

Composition of the Yields of Mortgage Loans

(dollars in thousands)

	For the Years Ended December 31,
	2004		2003		2002
	Interest Income	Average Yield	Interest Income	Average Yield	Interest Income	Average Yield

Coupon accrual	$223,183	5.30%	$216,368	5.48%	$76,211	6.28%
Premium/discount amortization	(21,201)	- 0.50	(19,897)	- 0.50	(3,286)	- 0.27
Credit enhancement fees and other	(4,209)	- 0.10	(3,650)	- 0.10	(888)	- 0.07
Total interest income	$197,773	4.70%	$192,821	4.88%	$72,037	5.94%

Average mortgage-loan balance	$4,209,448		$3,947,362		$1,213,424

Average CO balances declined $547.4 million, or 1.4 percent, for the year ended December 31, 2004, when compared to the same period in 2003. This decrease was mainly due to the maturing and retiring of higher-yielding debt throughout 2004, which also caused a reduction in debt costs.

Net interest income includes interest paid and received on those interest-rate-exchange agreements associated with advances, investments, deposits, and debt instruments that qualify for hedge accounting under SFAS 133. The Bank utilizes derivative instruments that qualify for hedge accounting as an interest-rate-risk management tool. These derivatives serve to stabilize net interest income and net interest margin when interest rates fluctuate. Accordingly, the impact of derivatives on net interest income and net interest margin should be viewed in the overall context of the Bank’s risk-management strategy. The following table provides a summary of the impact of derivative instruments on interest income and interest expense.

Impact of Derivatives on Gross Interest Income and Gross Interest Expense

(dollars in thousands)

	For the Years Ended December 31,
	2004	2003	2002

Gross interest income before effect of derivatives	$1,486,902	$1,621,543	$1,719,468
Net interest adjustment for derivatives	(308,411)	(394,694)	(336,512)

Total interest income reported	$1,178,491	$1,226,849	$1,382,956

Gross interest expense before effect of derivatives	$1,208,771	$1,319,672	$1,483,706
Net interest adjustment for derivatives	(245,472)	(300,456)	(271,991)

Total interest expense reported	$963,299	$1,019,216	$1,211,715

Reported net interest margin for the years ended December 31, 2004, 2003, and 2002, was 0.52 percent, 0.48 percent, and 0.43 percent, respectively. If derivative instruments had not been used as hedges to mitigate interest-rate fluctuations, net interest margin would have been 0.67 percent, 0.69 percent, and 0.59 percent, respectively.

Interest paid and received on interest-rate-exchange agreements that are used by the Bank in its asset and liability management, but which do not meet hedge-accounting requirements of SFAS 133 (economic hedges), are classified as net loss (gain) on derivative and hedging activities in other income. As shown in the Other Income (Loss) section below, interest accruals on derivatives classified as economic hedges totaled ($6.4) million, ($5.2) million, and ($6.5) million for the years ended December 31, 2004, 2003, and 2002, respectively.

More information about the Bank’s use of derivative instruments to manage interest-rate risk is provided in the Risk Management – Market and Interest-Rate Risk section of this discussion and analysis.

Rate and Volume Analysis

Changes in both average balances (volume) and interest rates influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense between the years ended December 31, 2004 and 2003 and between the years ended December 31, 2003 and 2002. Changes in interest income and interest expense that are not identifiable as either volume-related or rate-related, but rather equally attributable to both volume and rate changes, have been allocated to the volume and rate categories based upon the proportion of the volume and rate changes.

Rate and Volume Analysis

(dollars in thousands)

	For the Years Ended December 31, 2004 vs. 2003			For the Years Ended December 31, 2003 vs. 2002
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income
Advances	$(13,643)	$(13,486)	$(27,129)	$63,757	$(221,136)	$(157,379)
Interest-bearing deposits in banks	5,128	1,792	6,920	(6,074)	(3,437)	(9,511)
Securities purchased under agreements to resell	(1,711)	1,753	42	(12,344)	(7,947)	(20,291)
Federal funds sold	(13,080)	9,414	(3,666)	(12,508)	(22,311)	(34,819)
Investment securities	(27,997)	(1,399)	(29,396)	21,893	(76,792)	(54,899)
Mortgage loans	12,492	(7,540)	4,952	135,644	(14,860)	120,784
Other earnings assets	(96)	15	(81)	42	(34)	8

Total interest income	(38,907)	(9,451)	(48,358)	190,410	(346,517)	(156,107)

Interest expense
Consolidated obligations	(14,350)	(38,445)	(52,795)	94,563	(270,740)	(176,177)
Deposits	(6,145)	1,815	(4,330)	(5,518)	(10,663)	(16,181)
Mandatorily redeemable capital stock	653	653	1,306	—	—	—
Other borrowings	(102)	4	(98)	(60)	(81)	(141)

Total interest expense	(19,944)	(35,973)	(55,917)	88,985	(281,484)	(192,499)

Change in net interest income	$(18,963)	$26,522	$7,559	$101,425	$(65,033)	$36,392

Other Income (Loss)

Other Income (Loss)

(dollars in thousands)

	For the Years Ended December 31,
	2004	2003	2002
(Losses) gains on derivatives and hedging activities:
Net (losses) gains related to fair-value hedge ineffectiveness	$(2,556)	$1,781	$(666)
Net losses related to cash-flow hedge ineffectiveness	—	—	(142)
Net unrealized (losses) gains related to derivatives not receiving hedge accounting under SFAS 133 associated with:
Trading securities	3,637	2,419	(17,947)
Mortgage loans	(1,698)	143	—
Consolidated obligations	—	—	(618)
Member intermediated	—	(68)	84
Net interest-accruals related to derivatives not receiving hedge accounting under SFAS 133	(6,437)	(5,178)	(6,482)
Net losses on derivatives and hedging activities	(7,054)	(903)	(25,771)

Loss on early extinguishment of debt	(40,218)	(40,611)	(19,017)
Service-fee income	2,233	2,592	1,793
Net unrealized (losses) gains on trading securities	(8,394)	(10,436)	6,977
Net realized gains from the sale of available-for-sale securities	247	122	—
Net realized gains on sale of held-to-maturity securities	13	—	—
Other	(257)	25	4

Total other loss	$(53,430)	$(49,211)	$(36,014)

Losses on early extinguishment of debt totaled $40.2 million and $40.6 million for the years ended December 31, 2004 and 2003, respectively. Early extinguishment of debt is primarily driven by the prepayment of advances and investments, which generate fee income to the Bank in the form of make-whole prepayment penalties. The Bank generally attempts to use a portion of the proceeds of prepaid advances and investments to retire higher-costing debt and to manage the relative interest-rate sensitivities of assets and liabilities. However, the Bank is limited in its ability to employ this strategy due to the limited availability of specific bonds for purchase and retirement. For example, an advance with seven years remaining to maturity might have been funded by a bond issued at approximately the same time that has a similar, though not identical, maturity date. If the Bank is able to find an investor willing to sell the target bond back to the Bank, then the Bank will purchase this bond using the principal and prepayment-fee proceeds that resulted from the asset prepayment. However, if the Bank cannot find an investor willing to sell the specific desired bond, the Bank will attempt to buy other bonds with reasonably proximate maturities in amounts that reasonably maintain its asset-liability repricing profile. In cases when a similar bond is not available for repurchase, rather than retiring debt, the Bank will attempt to redeploy the prepayment proceeds in a new asset with maturity similar to that of the prepaid asset. In this manner, the Bank preserves its asset-liability repricing balance and stabilizes the net interest margin. During the years ended December 31, 2004 and 2003, the Bank extinguished debt of $865.7 million and $602.0 million, respectively.

Changes in the fair value of trading securities are recorded in other income (loss). For the years ended December 31, 2004 and 2003, net unrealized losses on trading securities of $8.4 million and $10.4 million, respectively, were recognized. The change is due to an increase in interest rates during the latter half of 2004. These securities are economically hedged with interest-rate-exchange agreements that do not qualify for hedge accounting under SFAS 133, but are acceptable hedging strategies under the Bank’s risk-management program. Changes in fair value of economic hedges associated with the trading portfolio are recorded in current-period earnings and amounted to a gain of $3.6 million and $2.4 million for the years ended December 31, 2004 and 2003, respectively. Interest accruals on these economic hedges are also recorded in other income (loss), and totaled a loss of $6.5 million and $5.3 million for the years ended December 31, 2004 and 2003, respectively.

Other Expenses

Operating expenses for the years ended December 31, 2004, 2003, and 2002, are summarized in the following table:

Operating Expenses

(dollars in thousands)

	For the Years Ended December 31,
	2004	2003	2002

Salaries and benefits	$22,316	$18,335	$16,437
Occupancy costs	3,804	3,924	3,501
Other operating expenses	10,687	8,853	8,427
Total operating expenses	$36,807	$31,112	$28,365

Ratio of operating expenses to average assets	0.09%	0.07%	0.07%

For the year ended December 31, 2004, total operating expenses increased $5.7 million from the same period in 2003. This increase was mainly due to a $4.0 million increase in salaries and benefits and a $1.8 million increase in other operating expenses. The $4.0 million increase in salaries and benefits is due to approximately $2.4 million increase in salary expenses attributable to planned staffing increases, annual merit increases and severance, and approximately $1.3 million increase in employee benefits. At December 31, 2004, staffing levels increased 7.7 percent to 167 employees when compared to the prior yearend. Other operating expenses increased in large part due to professional fees related to costs of implementing information systems.

The Bank, together with the other FHLBanks, is charged for the cost of operating the Finance Board and the Office of Finance. These expenses totaled $2.7 million in both 2004 and 2003 and are included in other expenses.

FINANCIAL CONDITION

Advances

At June 30, 2005, the advances portfolio decreased to $27.8 billion from a total balance of $30.2 billion at December 31, 2004. This decrease was primarily the result of a net decrease in short-term advances of $3.7 billion as members reduced their short-term borrowings, which had increased significantly in the fourth quarter of 2004, as discussed below. The $3.7 billion decrease was a largely driven by a $5.5 billion decline in short-term fixed-rate advances, which was partly offset by an increase of $1.8 billion in overnight advances. However, at June 30, 2005, 66.0 percent of total advances outstanding had original maturities of greater than one year, compared with 56.7 percent as of December 31, 2004.

In July 2005, the Bank’s board of directors approved a temporary reduction of the activity-based stock-investment requirement to three percent for all overnight advances. This reduction from 4.5 percent was made available for overnight advances disbursed after August 15, 2005. This reduction gives members the opportunity to take better advantage of overnight advances while enabling the Bank to increase its leverage of existing paid-in capital. The activity-based stock-investment requirement for all other advances remains at 4.5 percent. The Bank’s board of directors may make subsequent changes to the activity-based stock-investment requirement at any time, provided that members are given at least 30 days but no more than 45 days advance written notice.

At December 31, 2004, the advances portfolio totaled $30.2 billion, an increase of $4.1 billion, or 16 percent, from $26.1 billion at December 31, 2003. This increase was primarily due to a $6.9 billion increase in short-term fixed advances as several of the Bank’s members increased short-term advance borrowings in the fourth quarter of 2004 in response to attractive pricing that the Bank offered at that time. The FHLBanks were able to issue short-term DNs at a comparatively low cost relative to benchmarks such as term federal funds in the fourth quarter of 2004, and the Bank responded to this opportunity by reducing advances pricing slightly. Partially offsetting this increase was a $2.8 billion decrease in putable advances, driven by an increase in put and prepayment activity due to higher market interest rates and member balance-sheet restructuring activity. At December 31, 2004, 56.7 percent of total advances outstanding had original maturities of greater than one year, compared with 75.5 percent as of December 31, 2003.

The following table summarizes advances outstanding at June 30, 2005, December 31, 2004, and December 31, 2003, by year of maturity.

Advances Outstanding by Year of Maturity

(dollars in thousands)

	June 30,		December 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate

Overdrawn demand-deposit accounts	$18,843	3.66%	$33,200	2.67%	$84,249	1.38%
Due in one year or less	12,289,954	3.31	15,216,451	2.50	8,947,601	2.04
Due after one year through two years	3,965,942	3.69	3,017,754	3.31	2,599,196	4.17
Due after two years through three years	3,162,731	3.80	2,894,633	3.73	2,566,074	3.75
Due after three years through four years	1,938,850	4.07	1,940,475	3.71	2,696,108	4.38
Due after four years through five years	2,159,456	4.62	1,979,890	4.05	1,685,556	3.68
Thereafter	4,044,395	4.64	4,863,883	4.71	6,806,389	4.65

Total par value	27,580,171	3.77%	29,946,286	3.24%	25,385,173	3.49%

Premium on advances	9,634		10,442		1,858
Discount on advances	(11,931)		(10,700)		(10,360)
SFAS 133 hedging adjustments	182,381		262,725		697,559

Total	$27,760,255		$30,208,753		$26,074,230

Advances originated by the Bank with its members are recorded at par. However, the Bank may record premiums or discounts on advances in the following cases:

•      Advances may be acquired from other FHLBanks when a member of the Bank acquires a member of another FHLBank. In these cases, the Bank purchases the advance from the other FHLBank at a price that results in a fair market yield for the acquired advance.

•      In the event that a hedge of an advance is discontinued, the cumulative basis adjustment is recorded as a premium or discount and amortized over the remaining life of the advance.

•      When the prepayment of an advance is followed by disbursement of a new advance, and the transactions effectively represent a modification of the previous advance under Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS 91), the prepayment fee received is deferred, recorded as a discount to the modified advance, and accreted over the life of the new advance.

•      When the Bank makes an AHP advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP advance rate and the Bank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP advance.

During 2004, the Bank purchased $195.5 million of advances from another FHLBank. Premiums associated with these purchased advances totaled $9.8 million, which are being amortized over the remaining life of the advances.

As of June 30, 2005, SFAS 133 hedging adjustments decreased $80.3 million from December 31, 2004 due to higher market interest rates, which resulted in a lower estimated fair value of the hedged advances. As of December 31, 2004, SFAS 133 hedging adjustments decreased $434.8 million from December 31, 2003 due to higher market interest rates, which resulted in a lower estimated fair value of the hedged advances, as well as a reduced need for advances hedging due to prepayments and option exercise.

The Bank offers advances to members that may be prepaid on pertinent dates (call dates) without incurring prepayment or termination fees (callable advances). At June 30, 2005 and December 31, 2004, the Bank had callable advances outstanding of $30.0 million. No callable advances were outstanding at December 31, 2003.

Advances Outstanding by Year of Maturity or Next Call Date

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003

Overdrawn demand-deposit accounts	$18,843	$33,200	$84,249
Due in one year or less	12,289,954	15,216,451	8,947,601
Due after one year through two years	3,995,942	3,017,754	2,599,196
Due after two years through three years	3,162,731	2,924,633	2,566,074
Due after three years through four years	1,938,850	1,940,475	2,696,108
Due after four years through five years	2,159,456	1,979,890	1,685,556
Thereafter	4,014,395	4,833,883	6,806,389

Total par value	$27,580,171	$29,946,286	$25,385,173

The Bank also offers putable advances, in which the Bank purchases a put option from the member that allows the Bank to terminate the advance on specific dates through its term. At June 30, 2005, December 31, 2004 and 2003, the Bank had putable advances outstanding totaling $5.4 billion, $5.7 billion, and $8.3 billion, respectively. The decrease in putable advances outstanding for the six months ended June 30, 2005, and for the year ended December 31, 2004, was primarily due to the prepayment of putable advances totaling $193.0 million and $2.8 billion, respectively. The following table summarizes advances outstanding at June 30, 2005, December 31, 2004, and December 31, 2003, by year of maturity or next put date for putable advances.

Advances Outstanding by Year of Maturity or Next Put Date

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003

Overdrawn demand-deposit accounts	$18,843	$33,200	$84,249
Due in one year or less	16,766,904	18,975,101	15,731,351
Due after one year through two years	3,932,392	3,264,704	2,204,196
Due after two years through three years	2,789,981	2,626,533	2,499,024
Due after three years through four years	1,530,900	1,578,975	1,620,708
Due after four years through five years	1,097,556	1,379,440	1,282,056
Thereafter	1,443,595	2,088,333	1,963,589

Total par value	$27,580,171	$29,946,286	$25,385,173

The following table summarizes advances outstanding by type at June 30, 2005, December 31, 2004, and December 31, 2003.

Advances Outstanding By Product Type

(dollars in thousands)

	June 30, 2005		December 31, 2004		December 31, 2003
		Percent of		Percent of		Percent of
	Balance	Total	Balance	Total	Balance	Total

Overnight advances	$2,396,503	8.7%	$622,309	2.1%	$1,773,809	7.0%

Fixed-rate advances
Short-term	6,659,535	24.2	12,137,518	40.5	4,396,722	17.3
Long-term	7,975,112	28.9	7,359,963	24.6	7,528,939	29.7
Amortizing	2,543,308	9.2	2,499,783	8.3	2,038,803	8.0
Putable	5,438,400	19.7	5,675,400	19.0	8,121,600	32.0
Callable	30,000	0.1	30,000	0.1	—	—
	22,646,355	82.1	27,702,664	92.5	22,086,064	87.0

Variable-rate advances
Putable	—	—	30,000	0.1	150,000	0.6
Indexed	2,537,313	9.2	1,591,313	5.3	1,375,300	5.4
	2,537,313	9.2	1,621,313	5.4	1,525,300	6.0

Total par value	$27,580,171	100.0%	$29,946,286	100.0%	$25,385,173	100.0%

The Bank lends to member financial institutions within the six New England states. Advances are diversified across the Bank’s member institutions. At June 30, 2005, the Bank had advances outstanding to 355, or 76.3 percent, of its 465 members. At December 31, 2004, the Bank had advances outstanding to 354, or 75.8 percent, of its 467 members. At December 31, 2003, the Bank had advances outstanding to 342, or 72.6 percent, of its 471 members.

Advances Outstanding by Member Type

(dollars in millions)

	Commercial Banks	Thrifts	Credit Unions	Insurance Companies	Other (1)	Total Par Value

June 30, 2005	$11,370.5	$12,590.7	$1,479.1	$1,129.8	$1,010.1	$27,580.2
December 31, 2004	14,564.0	11,814.9	1,427.6	1,079.8	1,060.0	29,946.3
December 31, 2003	7,399.4	15,720.1	1,157.8	1,004.8	103.1	25,385.2
December 31, 2002	7,063.6	18,008.2	859.0	—	60.4	25,991.2
December 31, 2001	7,947.2	15,213.1	754.8	—	33.5	23,948.6
December 31, 2000	6,660.3	14,393.4	513.2	—	34.9	21,601.8

(1)   “Other” includes advances of former members involved in mergers with nonmembers where the resulting institution is not a member of the Bank, as well as advances outstanding to eligible nonmember housing associates.

Top Five Advance Holding Members

(dollars in millions)

						Advances Interest
			As of June 30, 2005			Income for the
				Percent of Total	Weighted-Average	Six Months Ended
Name	City	State	Advances	Advances	Rate (2)	June 30, 2005

Citizens Financial Group (1)	Providence	RI	$3,244.5	11.8%	3.34%	$38.0
Webster Bank	Waterbury	CT	2,103.1	7.6	3.99	43.5
Banknorth, N.A.	Portland	ME	1,597.3	5.8	3.61	31.3
Travelers Insurance Company	Hartford	CT	1,125.0	4.1	3.58	16.5
NewAlliance Bank	New Haven	CT	1,089.5	4.0	4.21	21.4

(1)   Citizens Financial Group is the holding company of four of the Bank’s members: Citizens Bank of Rhode Island, Citizens Bank of Massachusetts, Citizens Bank of New Hampshire and Citizens Bank of Connecticut. Advances outstanding to these four members are aggregated in the above table.

(2)   Weighted-average rates are based on the contract rate of each advance without taking into consideration the effects of interest-rate exchange agreements that may be used as a hedging instrument.

The Bank closely monitors the financial condition of all members, including the members noted in the above table. The Bank reviews publicly available financial data, such as regulatory call reports, SEC filings, and rating agency reports to ensure that potentially troubled members are identified as soon as possible. In addition, the Bank has access to members’ regulatory examination reports. The

Bank’s Credit Department analyzes this information on a regular basis. All of the advances to members noted above are secured by eligible qualified collateral. Member institutions with advances outstanding at yearend that pledge collateral under the Bank’s blanket lien are required to obtain an audit opinion that confirms the existence of sufficient eligible collateral to secure the Bank’s advances in accordance with the Bank’s collateral policies. The Bank may conduct an on-site credit and collateral review at any time.

The Bank prices advances based on the marginal cost of funding with a similar maturity profile, as well as market rates for comparable funding alternatives. In accordance with regulations, the Bank prices its advance products in a consistent and non discriminatory manner to all members. However, the Bank may price its products on a differential basis, which is based on the creditworthiness of the member, volume or other reasonable criteria applied consistently to all members. Differences in the weighted-average rates of advances outstanding to the five largest members noted in the table above result from several factors, including the disbursement date of the advances, the product type selected, and the term to maturity.

The Bank has experienced no credit losses on advances since it was founded, nor does management currently anticipate any credit losses on advances. The Bank is required by statute to obtain sufficient collateral on advances to protect against losses, and to accept as collateral on such advances only certain U.S. government or government-agency securities, residential mortgage loans, deposits in the Bank, and other real-estate-related assets. The Bank’s capital stock, which is owned by the Bank’s members, is pledged as additional collateral on advances. The Bank retains the right to require additional collateral at any time or substitutions of collateral by the borrowing member. At June 30, 2005, December 31, 2004, and December 31, 2003, the Bank had rights to collateral, either loans or securities, on a member-by-member basis, with an estimated value in excess of outstanding advances. Bank management believes that policies and procedures are in place to appropriately manage the credit risk associated with advances.

Prepayment Fees. Advances with a maturity of six months or less may not be prepaid, whereas advances with a maturity period greater than six months generally require a fee to make the Bank financially indifferent should a member decide to prepay an advance. For the six months ended June 30, 2005, advances totaling $411.6 million were prepaid, resulting in gross prepayment-fee income of $12.8 million, which was partially offset by a $6.9 million loss related to fair-value hedging adjustments on those prepaid advances. For the year ended December 31, 2004, advances totaling $4.0 billion were prepaid, resulting in prepayment-fee income of $54.3 million. During 2003, advances totaling $3.5 billion were prepaid, resulting in prepayment-fee income of $50.5 million. Advance prepayments may increase as a result of changes in interest rates or other factors. In a declining interest-rate environment, this may result in an increase in prepayment fees but also a reduced rate of return on the Bank’s interest-earning assets. Thus, the amount of future advance prepayments and the impact of such prepayments on the Bank’s future earnings is unpredictable.

Investments

The Bank maintains an investment portfolio consisting of MBS issued by the government-sponsored mortgage agencies or those carrying AAA ratings from NRSROs; AA or higher-rated taxable securities issued by state and local housing or economic-development finance agencies (HFAs); and A or higher-rated, short-term investments, such as federal funds sold, certificates of deposit, reverse-repurchase agreements, and commercial paper. This is consistent with regulations and policies promulgated by the Finance Board. The Bank uses short-term investments to maintain the liquidity necessary to meet its credit needs, even under adverse credit-market conditions. The Bank does not hold MBS or collateralized mortgage obligations issued by its members.

The Bank invests in longer-term assets, primarily MBS, HFAs, and U.S. government-agency debentures, in an effort to achieve a reliable income stream, a desired maturity structure for its asset portfolio, and an additional source of liquidity. MBS provide an alternative method by which the Bank promotes liquidity in the mortgage-finance markets. Similarly, HFAs are intended to provide the Bank with an additional revenue stream. The Bank endeavors to use both short- and long-term investments to generate returns consistent with its financial obligations.

At June 30, 2005, investment securities and short-term money-market instruments totaled $16.0 billion, compared with $17.3 billion and $11.1 billion at December 31, 2004, and December 31, 2003, respectively. Short-term investment balances had increased sharply during the fourth quarter of 2004 as the Bank responded to investment opportunities made possible by a reduction in the cost of short-term DN funding relative to market benchmarks, such as overnight and term federal funds. The reduction of short-term investments over the first six months of 2005 reflects a return to more normal balances in proportion to the Bank’s total assets. Consistent with Finance Board requirements, the Bank’s Risk Management Policy limits additional investments in MBS and certain securities issued by the Small Business Administration (SBA) if the Bank’s investments in such securities exceed 300 percent of capital as measured at the previous monthend. At June 30, 2005, December 31, 2004, and December 31, 2003, the Bank’s MBS and SBA holdings represented 290 percent, 293 percent, and 265 percent of capital, respectively.

The Bank classifies most of its investments as held to maturity. However, from time to time, the Bank invests in certain securities and simultaneously enters into matched-term interest-rate swaps to achieve a LIBOR-based variable yield, particularly when the Bank can earn a wider interest spread between the swapped yield on the investment and short-term debt instruments than it can earn between the bond’s fixed yield and comparable-term fixed-rate debt. Because an interest-rate swap can only be designated as a hedge of an available-for-sale investment security, the Bank classifies these investments as available-for-sale. The Bank classifies certain investments acquired for purposes of meeting short-term contingency liquidity needs and asset/liability management as “trading securities” and carries them at fair value. However, the Bank does not participate in speculative trading practices and holds these investments indefinitely as management periodically evaluates the Bank’s liquidity needs.

Additional financial data on the Bank’s investment securities as of June 30, 2005, December 31, 2004, 2003, and 2002, are included in the following tables.

Trading Securities

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003	2002

Mortgage-backed securities
U.S. government guaranteed	$65,312	$75,293	$111,826	$186,118
Government-sponsored enterprises	112,847	129,114	167,664	242,285
Other	81,702	91,000	119,485	142,806

Total	$259,861	$295,407	$398,975	$571,209

Investment Securities Classified as Available-for-Sale

(dollars in thousands)

	June 30,		December 31,
	2005		2004		2003		2002
	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value

International agency obligations	$352,325	$417,750	$352,626	$387,211	$347,869	$373,912	$348,837	$384,465
U.S. government corporations	213,890	244,459	213,963	223,350	207,863	212,456	208,094	220,122
Government-sponsored enterprises	184,873	204,230	185,035	196,315	294,609	310,675	322,621	348,878
Other FHLBanks’ bonds	14,857	15,392	14,911	15,704	14,912	16,291	14,997	16,706
State or local housing-agency obligations	—	—	—	—	2	2	39	44
	765,945	881,831	766,535	822,580	865,255	913,336	894,588	970,215

Mortgage-backed securities
Government-sponsored enterprises	173,908	183,625	174,250	182,915	174,901	184,276	175,508	188,596

Total	$939,853	$1,065,456	$940,785	$1,005,495	$1,040,156	$1,097,612	$1,070,096	$1,158,811

The maturities, fair value, and weighted-average yields of debt securities available-for-sale as of June 30, 2005, are:

Redemption Terms of Available-for-Sale Securities

(dollars in thousands)

	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years
		Weighted		Weighted		Weighted		Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Total

International agency obligations	—	—	—	—	—	—	$352,325	6.79%	$352,325
U.S. government corporations	—	—	—	—	—	—	213,890	6.15	213,890
Government-sponsored enterprises	—	—	$81,494	5.44%	$14,581	6.80%	88,798	6.10	184,873
Other FHLBanks’ bonds	—	—	14,857	6.39	—	—	—	—	14,857

Total	—	—	$96,351	5.59%	$14,581	6.80%	$655,013	6.49%	$765,945

Investment Securities Classified as Held-to-Maturity

(dollars in thousands)

	June 30,		December 31,
	2005		2004		2003		2002
	Amortized	Fair	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value	Cost	Value

U.S. agency obligations	$83,503	$87,089	$91,477	$96,114	$110,472	$116,959	$130,671	$140,128
Government-sponsored enterprises	199,981	199,319	200,076	199,236	—	—	135,256	136,985
Other FHLBanks’ bonds	—	—	—	—	—	—	10,000	9,968
State or local housing-agency obligations	378,104	388,558	435,829	445,313	557,344	572,486	790,729	835,405
	661,588	674,966	727,382	740,663	667,816	689,445	1,066,656	1,122,486

Mortgage-backed securities:
U.S. government guaranteed	23,543	24,537	27,038	28,274	40,014	42,615	81,346	86,332
Government-sponsored enterprises	1,185,223	1,219,489	1,302,867	1,349,846	1,442,978	1,523,108	1,624,905	1,744,554
Other	4,707,430	4,731,500	4,196,069	4,233,285	4,392,734	4,461,740	3,791,287	3,893,718
	5,916,196	5,975,526	5,525,974	5,611,405	5,875,726	6,027,463	5,497,538	5,724,604

Total	$6,577,784	$6,650,492	$6,253,356	$6,352,068	$6,543,542	$6,716,908	$6,564,194	$6,847,090

The maturities, amortized cost, and weighted-average yields of debt securities held-to-maturity as of June 30, 2005, are:

Redemption Terms of Held-to-Maturity Securities

(dollars in thousands)

	Due in one year or less		Due after one year through five years		Due after five years through 10 years		Due after 10 years
		Weighted		Weighted		Weighted		Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average
	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield	Total

U.S. agency obligations	—	—	—	—	—	—	$83,503	6.05%	$83,503
Government-sponsored enterprises	$199,981	2.50%	—	—	—	—	—	—	199,981
State or local housing-agency obligations	—	—	$5,214	7.29%	$9,697	6.98%	363,193	5.01	378,104

Total	$199,981	2.50%	$5,214	7.29%	$9,697	6.98%	$446,696	5.20%	$661,588

At June 30, 2005, the Bank held securities from the following issuers with total book values greater than 10 percent of total capital, as follows:

Issuers with Total Book Value greater than 10% of Total Capital

(dollars in thousands)

	Book	Fair

Name of Issuer

	Value(1)	Value

Non-Mortgage-backed securities:
Inter-American Development Bank	$417,750	$417,750
Fannie Mae	150,869	150,869
Freddie Mac	208,665	208,002

Mortgage-backed securities:
Fannie Mae	$1,285,112	$1,314,655
Freddie Mac	196,582	201,305
Countrywide Home Loans	246,646	247,125
Indymac INDX Mortgage Loan Trust	261,740	261,772
MLCC Mortgage Investors, Inc.	219,157	219,469
Sequoia Mortgage Trust	246,347	245,980
Structured Asset Mortgage Investments Inc.	250,090	250,332
Washington Mutual Bank	550,201	544,463

(1)   Book value for trading and available-for-sale securities represents fair value. Book value for held-to-maturity securities represents amortized cost.

The Bank’s MBS investment portfolio consists of the following categories of securities as of June 30, 2005, December 31, 2004, and December 31, 2003.

Mortgage-Backed Securities

	June 30,	December 31,
	2005	2004	2003
Non federal agency residential mortgage-backed securities	53%	40%	28%
U.S. agency residential mortgage-backed securities	25	29	30
Home equity loans	7	14	24
Non federal agency commercial mortgage-backed securities	15	17	18
Total mortgage-backed securities	100%	100%	100%

Mortgage Loans

Under the MPF program, the Bank invests in fixed-rate mortgage loans that are purchased from PFIs. The Bank manages the liquidity, interest-rate, and prepayment-option risks of the mortgage loans, while the member retains the marketing and servicing activities. PFIs provide a measure of credit-loss protection to the Bank on loans generated through the program, for which they receive a CE fee.

Mortgage loans as of June 30, 2005, totaled $4.2 billion, an increase of $0.2 billion from the December 31, 2004, balance of $4.0 billion. This increase was due to an increase in mortgage-loan-purchase activity that was partially offset by loan amortization and prepayments. As of June 30, 2005, 129 of the Bank’s 465 members have been approved to participate in the MPF program.

Mortgage loans as of December 31, 2004, totaled $4.0 billion, a decrease of $524.7 million from the December 31, 2003, balance of $4.5 billion. As of December 31, 2004, 112 of the Bank’s 467 members have been approved to participate in the MPF program. While the Bank experienced rapid growth in its mortgage-loan portfolio during the first half of 2003, growth slowed during the second half of 2003 and throughout 2004 for the following reasons:

•      prior to the implementation of the Bank’s capital plan on April 19, 2004, the Bank decided not to participate in the acquisition of certain loans due to the potential repurchase of a large amount of excess shares of stock on the effective date of the Bank’s capital plan and the anticipated reduction in the Bank’s capital;

•      upon the effective date of the Bank’s capital plan, an activity-based stock-investment requirement of 4.5 percent of acquired member assets held by the Bank pursuant to master commitments entered into after the effective date applied, which reduced the desire of some members to sell mortgage loans to the Bank; and

•      the general slowdown in mortgage-refinancing activity.

Effective in October 2004, the Bank’s board of directors approved a temporary reduction of the activity-based stock-investment requirement to zero for mortgage loans acquired from members. This action was taken to stimulate usage of the MPF program and to prudently add leverage to the Bank’s balance sheet. We may reinstate an activity-based stock-investment requirement at any time, provided that members are given at least 30 days but no more than 45 days advance written notice.

The following table presents information relating to the Bank’s mortgage portfolio as of June 30, 2005, and for the five-year period ended December 31, 2004.

Mortgage Loans Held in Portfolio

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003	2002	2001	2000
Real estate
Fixed-rate 15 year single-family mortgages	$1,392,561	$1,267,861	$1,355,068	$747,658	$84,595	$3,158
Fixed-rate 20-and 30-year single-family mortgages	2,777,802	2,697,010	3,118,436	1,717,106	244,744	13,418
Fixed-rate multifamily mortgages	—	—	—	—	1,727	—
Unamortized premiums	45,662	52,365	69,150	29,043	1,167	92
Unamortized discounts	(5,406)	(4,138)	(4,829)	(4,558)	(2,182)	(44)
SFAS 133 hedging adjustments	423	262	190	266	—	—
Total mortgage loans held for investment	4,211,042	4,013,360	4,538,015	2,489,515	330,051	16,624

Less: allowance for credit losses	(1,495)	(1,379)	(1,317)	(1,334)	(177)	(2)

Total mortgage loans, net of allowance for credit losses	$4,209,547	$4,011,981	$4,536,698	$2,488,181	$329,874	$16,622

Volume of mortgage-loan purchases, by product name
Conventional loans
Original MPF	$108,309	$215,469	$287,987	$99,340	$31,183	$15,395
MPF 125	25,108	35,346	279,168	178,548	148,623	—
MPF Plus	476,497	217,400	1,958,995	1,326,722	14,670	—
Multifamily	—	—	—	—	1,732	—
Total conventional loans	609,914	468,215	2,526,150	1,604,610	196,208	15,395

Government-insured loans
Original MPF for FHA/VA	—	—	750,303	739,511	134,646	1,550

Total par value	$609,914	$468,215	$3,276,453	$2,344,121	$330,854	$16,945

Mortgage loans outstanding by product name
Conventional loans
Original MPF	$575,329	$498,945	$342,103	$116,934	$38,279	$15,027
MPF 125	361,740	370,663	402,418	275,844	143,717	—
MPF Plus	2,490,872	2,235,531	2,548,576	1,274,892	14,650	—
Multifamily	—	—	—	—	1,727	—
Total conventional loans	3,427,941	3,105,139	3,293,097	1,667,670	198,373	15,027

Government-insured loans
Original MPF for FHA/VA	742,422	859,732	1,180,407	797,094	132,693	1,549

Total par value	$4,170,363	$3,964,871	$4,473,504	$2,464,764	$331,066	$16,576

The following table presents mortgage-loan purchases from PFIs that represent greater than 10 percent of total mortgage loan purchases.

Mortgage-Loan Purchases from PFIs

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003	2002	2001	2000

Countrywide Financial Corporation
Dollar amount purchased	$456,188	$402,097	$2,298,936	$1,810,310	$148,108	—
Percent of total mortgage-loan purchases	75%	86%	70%	77%	45%	—

Webster Bank *
Dollar amount purchased	$20,309	—	$410,362	$279,699	$152,975	$13,448
Percent of total mortgage-loan purchases	3%	—	13%	12%	47%	79%

* Loans sold to the Bank between 2000 and 2003 were purchased from First Federal Saving Bank of America, which was subsequently acquired by Webster Bank during the second quarter of 2004. Webster Bank resumed selling loans to the Bank in the first quarter of 2005.

As of June 30, 2005, these two PFIs individually service more than five percent of the Bank’s outstanding mortgage loans. Countrywide Financial Corporation services approximately 68 percent of the Bank’s mortgage loans and Webster Bank services approximately 10 percent of the Bank’s mortgage loans. Webster Bank is also one of the Bank’s five largest advance borrowers. Neither of these members has received preferential pricing on the mortgage loans we purchased from them as compared to any other member.

When a PFI fails to comply with its representations and warranties concerning its duties and obligations described within the PFI Agreement and the MPF Origination and Servicing Guides, applicable laws, or terms of mortgage documents, the PFI may be required to repurchase the MPF loans which are impacted by such failure. Reasons for which a PFI could be required to repurchase an MPF loan may include, but are not limited to, MPF loan ineligibility, failure to deliver documentation to an approved custodian, a servicing breach, fraud, or other misrepresentation. The following table provides a summary of MPF loans that have been repurchased by our PFIs.

Summary of MPF Loan Repurchases

(dollars in thousands)

	For the Six Months Ended	For The Years Ended December 31,
	June 30, 2005	2004	2003	2002	2001	2000

Conventional loans	$56	$5,931	$887	$—	$—	$—
Government-insured loans	—	1,901	225	432	—	—

Total	$56	$7,832	$1,112	$432	$—	$—

The increase in loan repurchases during 2004 noted in the above table resulted in part from guidance received from the Finance Board in May 2003 which stated that FHLBanks were prohibited from purchasing loans that could not be putatively rated by a NRSRO. For example, loans subject to the Georgia Fair Lending Act, an anti-predatory lending law with liability to loan assignees when it became effective in 2003, were not putatively rated. In an effort to detect loans that may have been subject to the Georgia statute, various document deficiencies were discovered by the Bank through its quality control process. Under the MPF Origination and Servicing Guides and related agreements, the PFI was required to repurchase those loans.

The following table presents the scheduled repayments for mortgage loans outstanding at June 30, 2005.

Redemption Terms of Mortgage Loans

(dollars in thousands)

	Due in one year or less	Due after one year through five years	Due after five years	Total

Fixed-rate conventional loans	$118,058	$541,794	$2,768,089	$3,427,941
Fixed-rate government-insured loans	12,972	60,433	669,017	742,422

Total par value	$131,030	$602,227	$3,437,106	$4,170,363

The following table presents the scheduled repayments for mortgage loans outstanding at December 31, 2004.

Redemption Terms of Mortgage Loans

(dollars in thousands)

	Due in one year or less	Due after one year through five years	Due after five years	Total

Fixed-rate conventional loans	$104,929	$481,595	$2,518,615	$3,105,139
Fixed-rate government-insured loans	14,369	66,970	778,393	859,732

Total par value	$119,298	$548,565	$3,297,008	$3,964,871

The following table presents the scheduled repayments for mortgage loans outstanding at December 31, 2003.

Redemption Terms of Mortgage Loans

(dollars in thousands)

	Due in one year or less	Due after one year through five years	Due after five years	Total

Fixed-rate conventional loans	$103,182	$474,085	$2,715,830	$3,293,097
Fixed-rate government-insured loans	17,892	83,535	1,078,980	1,180,407

Total par value	$121,074	$557,620	$3,794,810	$4,473,504

Allowance for Credit Losses on Mortgage Loans. The allowance for credit losses on mortgage loans was $1.5 million at June 30, 2005, which represented a slight increase of $116,000 from the balance of $1.4 million at December 31, 2004. The increase in the allowance for credit losses during the first six months of 2005 was primarily driven by an increase in the balance of outstanding mortgage loans held in the portfolio during this time period.

The allowance for credit losses on mortgage loans was $1.4 million at December 31, 2004, which represented a slight increase of

$62,000 from the balance of $1.3 million at December 31, 2003. The Bank recognized a total of $61,000 in net charge-offs for 2004 as compared to $22,000 for 2003 due to a higher level of foreclosures in 2004. The ratio of net charge-offs to average loans outstanding was less than one basis point for the years ended December 31, 2004 and 2003.

Allowance for Credit Losses Activity

(dollars in thousands)

	As of and for the Six Months		As of and for the Year Ended
	Ended June 30,		December 31,
	2005	2004	2004	2003	2002	2001	2000

Balance at January 1	$1,379	$1,317	$1,317	$1,334	$177	$2	—
Charge-offs	(37)	(32)	(91)	(22)	—	—	—
Recoveries	—	27	30	—	—	—	—
Net charge-offs	(37)	(5)	(61)	(22)	—	—	—
Provisions for (reduction of) credit losses	153	(88)	123	5	1,157	175	$2
Balance at period end	$1,495	$1,224	$1,379	$1,317	$1,334	$177	$2

Allocation of Allowance for Credit Losses

(dollars in thousands)

	June 30,		December 31,
	2005		2004		2003		2002		2001		2000
	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans

Conventional loans	$1,495	82.2%	$1,379	78.3%	$1,317	73.6%	$1,334	67.7%	$177	59.9%	$2	90.7%
Government-insured loans	—	17.8	—	21.7	—	26.4	—	32.3	—	40.1	—	9.3

Total	$1,495	100.0%	$1,379	100.0%	$1,317	100.0%	$1,334	100.0%	$177	100.0%	$2	100.0%

The Bank places conventional mortgage loans on nonaccrual when the collection of the contractual principal or interest is 90 days or more past due. Accrued interest on nonaccrual loans are reversed against interest income. The Bank monitors the delinquency levels of the mortgage-loan portfolio on a monthly basis. A summary of mortgage-loan delinquencies at June 30, 2005, are as follows.

Summary of Delinquent Mortgage Loans

(dollars in thousands)

		Government-
Days delinquent	Conventional	Insured (1)	Total

30 days	$21,443	$24,190	$45,633
60 days	2,508	6,141	8,649
90 days or more and accruing	—	891	891
90 days or more and nonaccruing	2,730	—	2,730

Total delinquencies	$26,681	$31,222	$57,903

Total par value of mortgage loans outstanding	$3,427,941	$742,422	$4,170,363

Total delinquencies as a percentage of total par value of mortgage loans outstanding	0.78%	4.21%	1.39%

Delinquencies 90 days or more as a percentage of total par value of mortgage loans outstanding	0.08%	0.12%	0.09%

(1) Government-insured loans continue to accrue interest after 90 or more days delinquent since the U.S. government guarantees the repayment of principal and interest.

Loan-Portfolio Analysis. The Bank’s par value of outstanding mortgage loans, nonperforming loans, and loans 90 days or more past due and accruing interest as of June 30, 2005, and for the five-year period ended December 31, 2004, are provided in the following table.

Loan-Portfolio Analysis

(dollars in thousands)

	As of June 30,	As of December 31,
	2005	2004	2003	2002	2001	2000

Real-estate mortgages	$4,170,363	$3,964,871	$4,473,504	$2,464,764	$331,066	$16,576

Nonperforming real-estate mortgages	$2,730	$2,708	$1,426	$232	—	—

Real-estate mortgages past due 90 days or more and still accruing (1)	$891	$663	$261	—	—	—

Interest contractually due during the period	$94	$205	$119	—	—	—
Interest actually received during the period	88	177	108	—	—	—

Shortfall	$6	$28	$11	—	—	—

(1) Only government-guaranteed loans (for example, FHA, VA) continue to accrue interest after 90 or more days delinquent.

As of June 30, 2005, December 31, 2004, and December 31, 2003, loans in foreclosure were $1.7 million, $1.4 million, and $875,000, respectively, and real-estate owned (REO) was $683,000, $539,000, and $604,000, respectively. Real-estate owned is recorded on the statement of condition in other assets.

Sale of REO Assets. During the six months ended June 30, 2005 and the year ended December 31, 2004, the Bank sold REO assets with a recorded carrying value of $552,000 and $763,000, respectively. Upon sale of these properties, and inclusive of any proceeds received from primary mortgage-insurance coverage, the Bank recognized gains totaling $48,000 on the sale of REO assets during the six months ended June 30, 2005. The Bank recognized losses totaling $40,000 on the sale of REO assets during the year ended December 31, 2004. Gains and losses on the sale of REO assets are recorded in other income. Additionally, the Bank incurred expenses associated with maintaining these properties during the period in which it had title to the properties totaling $22,000 and $48,000 respectively. These expenses are recorded in other expense.

The Bank’s mortgage-loan portfolio is geographically diversified across all 50 states and Washington, D.C., and no single zip code represented more than one percent of outstanding mortgage loans at June 30, 2005, December 31, 2004, or December 31, 2003. The Bank observes little correlation between the geographic locations of loans and delinquency, and there is no concentration of delinquent loans in any particular geographic area. The following tables provide the portfolio characteristics of mortgage loans held by the Bank.

Characteristics of the Bank’s Mortgage-Loan Portfolio (1)

	June 30,	December 31,
	2005	2004	2003
Loan-to-value ratio at origination
< 60.00%	35%	34%	32%
60.01% to 70.00%	14	14	13
70.01% to 80.00%	20	17	15
80.01% to 90.00%	15	15	16
Greater than 90.00%	16	20	24
Total	100%	100%	100%

Weighted average	68%	69%	71%

FICO score (2)
< 620	5%	5%	7%
620 to < 660	9	9	10
660 to < 700	15	14	14
700 to < 740	20	21	20
> 740	49	48	46
Not available	2	3	3
Total	100%	100%	100%

Weighted average	728	726	722

(1)   Percentages calculated based on unpaid principal balance at the end of each period.

(2)   FICO® is a widely used credit-industry model developed by Fair Isaac, and Company, Inc. to assess borrower credit quality with scores ranging from a low of 300 to a high of 850.

Regional Concentration of Mortgage Loans Outstanding (1)

	June 30,	December 31,
	2005	2004	2003

Regional concentration (2)
Midwest	10%	9%	10%
Northeast	40	40	36
Southeast	14	14	15
Southwest	14	15	15
West	22	22	24
Total	100%	100%	100%
State concentration (3)
Massachusetts	22%	23%	20%
California	15	14	16

(1)   Percentages calculated based on unpaid principal balance at the end of each period.

(2)   Midwest includes IA, IL, IN, MI, MN, ND, NE, OH, SD, and WI.

Northeast includes CT, DE, MA, ME, NH, NJ, NY, PA, RI, and VT.

Southeast includes AL, DC, FL, GA, KY, MD, MS, NC, SC, TN, VA, and WV.

Southwest includes AR, AZ, CO, KS, LA, MO, NM, OK, TX, and UT.

West includes AK, CA, HI, ID, MT, NV, OR, WA, and WY.

(3)   State concentrations are provided for any individual state in which the Bank has a concentration of 10 percent or more.

First-Loss Account. The Bank’s conventional mortgage-loan portfolio currently consists of three MPF products: Original MPF, MPF 125 and MPF Plus, which differ from each other in the way the first-loss account is determined, as described in Item 1 – Business – Mortgage-Loan Finance. The first-loss account for the Bank’s MPF products on an aggregated basis for the six months ended June 30, 2005 and for the years ended December 31, 2004 and 2003, was as follows:

First-Loss Account

(dollars in thousands)

	For the Six Months Ended	For the Years Ended December 31,
	June 30, 2005	2004	2003

Balance at beginning of the period	$18,882	$17,721	$7,997
Amount accumulated during the period	2,009	1,161	9,724

Balance at end of the period	$20,891	$18,882	$17,721

The aggregated amount of the first-loss account is memorialized and tracked but is neither recorded nor reported as a loan-loss reserve in the Bank’s financial statements. As credit and special hazard losses are realized that are not covered by the liquidation value of the real property or primary mortgage insurance, they are first charged to the Bank, with a corresponding reduction of the first-loss account for that master commitment up to the amount accumulated in the first-loss account at that time. Over time, the first-loss account may cover the expected credit losses on a master commitment, although losses that are greater than expected or that occur early in the life of the master commitment could exceed the amount accumulated in the first-loss account. In that case, the excess losses would be charged next to the member’s CE, then to the Bank after the member’s CE obligation has been met.

Debt Financing — Consolidated Obligations

The Bank funds its assets primarily through the sale of debt securities, known as COs, which are issued through the Office of Finance. This allows the Bank to have a readily accessible source of funds at relatively favorable rates. The Bank’s ability to access the money and capital markets — across the entire maturity spectrum, in a variety of debt structures through the sale of COs — has historically allowed the Bank to manage its balance sheet effectively and efficiently. The FHLBanks compete with Fannie Mae, Freddie Mac, and other GSEs for funds raised through the issuance of unsecured debt in the agency-debt market.

Although the Bank is primarily liable for its portion of COs, that is, those issued on its behalf, the Bank is also jointly and severally liable with the other eleven FHLBanks for the payment of principal and interest on COs issued by all of the FHLBanks. The par amounts of the FHLBank’s outstanding COs, including COs held by other FHLBanks, were approximately $908.3 billion, $869.2 billion, and $759.5 billion at June 30, 2005, December 31, 2004, and December 31, 2003, respectively. COs are backed only by the combined financial resources of the 12 FHLBanks. COs are not obligations of the U.S. government, and the U.S. government does not guarantee them. Moody’s Investors Service has rated COs Aaa/P-1, and Standard and Poor’s has rated them AAA/A-1+. The Bank has not paid any obligations on behalf of the other FHLBanks during the six months ended June 30, 2005, and the years ended 2004 and 2003.

COs consist of bonds and DNs. In general, the maturities of CO bonds range from three months to 20 years, but they are not subject to any statutory or regulatory limits as to their maturities. DNs are issued to raise short-term funds; they are issued at less than their face amount, and are redeemed at par value upon maturity, which may range between one and 360 days.

At June 30, 2005, December 31, 2004, and December 31, 2003, outstanding COs, including bonds and DNs, totaled $44.3 billion, $47.8 billion, and $37.4 billion, respectively. CO bonds are generally issued with either fixed-rate coupon-payment terms or variable-rate coupon-payment terms that use a variety of indices for interest-rate resets. In addition, to meet the needs of the Bank and of certain investors in COs, fixed-rate bonds and variable-rate bonds may also contain certain provisions that may result in complex coupon-payment terms and call or amortization features. When such COs (structured bonds) are issued, the Bank either enters into interest-rate-exchange agreements containing offsetting features, which effectively change the characteristics of the bond to those of a simple variable-rate bond, or uses the bond to fund assets with characteristics similar to those of the bond.

The following is a summary of the Bank’s CO bonds outstanding at June 30, 2005, December 31, 2004, and December 31, 2003, by the year of maturity, for which the Bank is primarily liable.

Consolidated Obligation Bonds Outstanding

by Year of Maturity

(dollars in thousands)

	June 30,		December 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate

Due in one year or less	$7,253,800	3.31%	$8,628,085	3.38%	$8,579,925	3.46%
Due after one year through two years	8,304,035	3.31	6,074,030	3.07	7,097,930	3.48
Due after two years through three years	4,661,770	3.73	4,163,125	3.44	5,081,815	3.31
Due after three years through four years	2,722,280	3.74	3,075,640	3.80	2,486,210	3.90
Due after four years through five years	1,086,300	4.25	1,672,000	3.80	3,402,280	3.93
Thereafter	6,741,240	5.63	8,884,355	5.90	10,394,800	5.78

Total par value	30,769,425	3.96%	32,497,235	4.08%	37,042,960	4.17%

Bond premium	33,121		41,298		52,066
Bond discount	(2,999,663)		(4,768,800)		(5,081,926)
SFAS 133 hedging adjustments	(97,242)		(90,019)		44,421

Total	$27,705,641		$27,679,714		$32,057,521

CO bonds outstanding at June 30, 2005, December 31, 2004, and December 31, 2003, include callable bonds totaling $14.8 billion,

$15.7 billion, and $16.4 billion, respectively. The Bank uses fixed-rate callable debt to finance its assets. Contemporaneous with such a debt issue, the Bank may also enter into an interest-rate swap (in which the Bank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable swap). The combined sold callable swap and callable debt effectively creates floating-rate funding at rates that are more attractive than other available alternatives.

The discount associated with CO bonds is primarily attributable to zero-coupon callable bonds. The zero-coupon callable bonds are issued at substantial discounts to their par amounts because they have very long terms with no coupon. The Bank has hedged these bonds with interest-rate swaps, resulting in a LIBOR-based funding rate on the original bond proceeds over the life of the bonds.

As of December 31, 2004, SFAS 133 hedging adjustments decreased $134.4 million due to higher market interest rates, which resulted in a lower estimated fair value of the hedged CO bonds. SFAS 133 hedging adjustments remained relatively unchanged at June 30, 2005.

The following table summarizes CO bonds outstanding at June 30, 2005, December 31, 2004, and December 31, 2003, by the earlier of the year of maturity or next call date.

Consolidated Obligation Bonds Outstanding

by Year of Maturity or Next Call Date

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003

Due in one year or less	$18,820,800	$20,870,585	$21,557,425
Due after one year through two years	5,327,035	5,239,030	7,552,930
Due after two years through three years	3,301,770	2,838,125	3,511,815
Due after three years through four years	1,557,280	1,815,640	1,796,210
Due after four years through five years	666,300	942,000	1,702,280
Thereafter	1,096,240	791,855	922,300

Total par value	$30,769,425	$32,497,235	$37,042,960

Interest-Rate-Payment Terms. The following table details interest-rate-payment terms for CO bonds at June 30, 2005, December 31, 2004, and December 31, 2003.

Consolidated Obligation Bonds by

Interest-Rate-Payment Terms

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003

Fixed-rate bonds	$26,664,425	$24,699,735	$28,445,460
Variable-rate bonds	500,000	2,000,000	2,500,000
Zero-coupon bonds	3,605,000	5,797,500	6,097,500

Total par value	$30,769,425	$32,497,235	$37,042,960

CO DNs are also a significant funding source for the Bank. DNs are short-term instruments with maturities up to 360 days. The issuance of DNs with maturities of one business day influences the aggregate origination volume. The Bank uses DNs to fund short-term advances, longer-term advances with short repricing intervals, and money-market investments. DNs comprised 37.4 percent of outstanding COs at June 30, 2005, but accounted for 98.6 percent of the proceeds from the sale of COs in the first six months of 2005. Much of the DN activity reflects the refinancing of overnight DNs, which averaged $2.6 billion during the first six months of 2005, up from an average of $0.8 billion during the first six months of 2004.

DNs comprised 42.1 percent of outstanding COs at December 31, 2004, but accounted for 97.4 percent of the proceeds from the sale of COs in 2004. Much of the DN activity reflects the refinancing of overnight DNs, which averaged $1.2 billion during 2004, up from an average of $1.1 billion in 2003. During 2004 and 2003, the maximum amount of DNs outstanding at any monthend was $20.1 billion and $12.3 billion, respectively.

The significant growth in DNs outstanding at December 31, 2004, as compared to December 31, 2003, is attributable to the attractive funding costs that the FHLBanks enjoyed on DN issuance during the fourth quarter of 2004, which was deployed, in large part, to fund growth in short-term advances and in short-term investments as described above.

The Bank’s outstanding consolidated DNs, all of which are due within one year, was as follows:

Consolidated Discount Notes Outstanding

(dollars in thousands)

	Book Value	Par Value	Weighted Average Rate
June 30, 2005	$16,574,623	$16,600,777	3.04%
December 31, 2004	20,090,681	20,115,715	2.08
December 31, 2003	5,346,504	5,351,807	0.99

Average Consolidated Obligations Outstanding

(dollars in thousands)

	For the Six Months Ended June 30,
	2005		2004
	Average Balance	Yield (1)	Average Balance	Yield (1)

Overnight discount notes	$2,609,042	2.63%	$796,549	0.95%
Term discount notes	14,168,080	2.66	5,560,983	1.00
Total discount notes	16,777,122	2.65	6,357,532	1.00
Bonds	28,141,610	3.39	30,376,041	2.74
Total consolidated obligations	$44,918,732	3.11%	$36,733,573	2.44%

(1) Yields are annualized.

	For the Year Ended December 31,
	2004		2003		2002
	Average Balance	Yield	Average Balance	Yield	Average Balance	Yield

Overnight discount notes	$1,214,203	1.47%	$1,056,510	1.07%	$809,761	1.58%
Term discount notes	6,395,180	1.43	6,447,108	1.12	5,504,116	1.81
Total discount notes	7,609,383	1.44	7,503,618	1.11	6,313,877	1.78
Bonds	29,793,461	2.83	30,446,663	3.03	28,655,485	3.73
Total consolidated obligations	$37,402,844	2.55%	$37,950,281	2.65%	$34,969,362	3.38%

The average balances of COs for the first six months ended June 30, 2005 were higher than the average balances for the comparable period of 2004, which is consistent with the increase in total average short-term investments and advances. This increase was entirely within DNs. The average balance of term DNs and overnight DNs increased $8.6 billion and $1.8 billion, respectively, from the prior period. Average bonds declined $2.2 billion from the prior period. The average balance of DNs represented approximately 37.3 percent of total average COs during the first six months of 2005, as compared with 17.3 percent of total average COs during the first six months of 2004, and the average balance of bonds represented 62.7 percent and 82.7 percent of total average COs outstanding during the first six months of 2005 and 2004, respectively.

The average balances of COs for the year ended December 31, 2004, were lower than the average balances for the comparable 2003 period, which is consistent with the decline in average total assets. The majority of the decline occurred in the average balance of bonds, while average DNs slightly increased at December 31, 2004, compared to the same period for 2003. DNs represented approximately 20.3 percent of total average COs for the year ended December 31, 2004, compared with 19.8 percent of total average COs for 2003, and bonds represented 79.7 percent and 80.2 percent, respectively, of total average COs outstanding for the years ended 2004 and 2003.

Deposits

The Bank offers demand and overnight deposits, custodial mortgage accounts, and term deposits to its members. Deposit programs are intended to provide members a low-risk earning asset that satisfies regulatory liquidity requirements. Deposit balances depend on members’ need to place excess liquidity and can fluctuate significantly. Due to the relatively small size of the Bank’s deposit base, and the unpredictable nature of member demand for deposits, the Bank does not rely on deposits as a core component of its funding.

As of June 30, 2005, deposits totaled $875.5 million compared with $890.9 million at December 31, 2004, decreasing $15.4 million. This decrease was mainly the result of a lower level of member deposits in the Bank’s overnight deposit accounts, which provide members with a short-term liquid investment.

For the six months ended June 30, 2005, and June 30, 2004, average demand- and overnight-deposit balances were $662.3 million and $999.9 million, respectively, and the average rate paid was 2.22 percent and 0.72 percent, respectively.

As of December 31, 2004, deposits totaled $890.9 million compared with $946.2 million at December 31, 2003, decreasing $55.3 million. This decrease was mainly the result of a lower level of member deposits in the Bank’s overnight-deposit accounts, which provide members with a short-term liquid investment.

For years ended December 31, 2004 and 2003, average demand and overnight deposit balances were $924.3 million and $1.6 billion, respectively and the average rate paid was 1.00 percent and 0.86 percent, respectively.

The following table presents term deposits issued in amounts of $100,000 or more at June 30, 2005, December 31, 2004, and December 31, 2003:

Term Deposits Greater Than $100,000

(dollars in thousands)

	June 30,		December 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
Term Deposits by Maturity	Amount	Rate	Amount	Rate	Amount	Rate

Three months or less	$93,000	2.83%	$1,000	2.96%	$2,000	0.81%
Over three through six months	1,000	1.96	500	2.20	2,000	2.15
Over six months through 12 months	2,000	2.29	2,000	1.85	—	—
Greater than 12 months	21,000	4.60	23,000	4.40	23,500	4.35

Total par value	$117,000	3.13%	$26,500	4.11%	$27,500	3.93%

Capital

On April 19, 2004, the Bank replaced its capital-stock-subscription structure, as mandated by the GLB Act. All outstanding capital stock was replaced with shares of Class B stock at a one-for-one exchange rate. Under the new capital structure, members are required to purchase Class B stock equal to the sum of 0.35 percent of certain member assets eligible to secure advances under the FHLBank Act and 4.5 percent of specified assets related to activity between the Bank and the member. Members may redeem Class B stock five years following a notice of withdrawal or other termination of membership or by giving five years’ notice with respect to stock that is not required by the member to meet its total stock investment requirement (excess stock). The Bank, at its discretion, may repurchase excess stock from the member at any time. Both redemptions and repurchases of Class B stock are not permitted if (1) they will cause the Bank to fail to meet any of its capital requirements; (2) the principal and interest due on any COs issued through the Office of Finance has not been paid in full or, under certain circumstances, if the Bank becomes a noncomplying FHLBank under Finance Board regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations; (3) the Finance Board or the Bank’s board of directors has determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank, unless the redemption or repurchase is approved in writing by the Finance Board; and (4) the redemption or repurchase would cause the member to be out of compliance with its minimum investment requirement.

In addition, the Bank’s board of directors may suspend redemption of Class B stock if the Bank reasonably believes that continued redemption of such stock would cause the Bank to fail to meet its minimum capital requirements in the future, would prevent the Bank from maintaining adequate capital against a potential risk that may not be adequately reflected in its minimum capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner. The Bank may not repurchase any Class B stock without the written consent of the Finance Board during any period in which the Bank has suspended redemption of Class B stock.

Prior to the implementation of the Bank’s capital plan, members were permitted to opt-out of the capital-stock conversion and withdraw from membership by submitting written notice of intent to withdraw from the Bank no later than February 19, 2004. Members were also permitted to request that a specified percentage of any shares held in excess of their total stock investment requirement be repurchased by the Bank, subject to the Bank’s sole discretion. As of February 19, 2004, eight members holding

$109.1 million of capital stock opted out by submitting written notice of their intent to withdraw from membership, and 52 members requested that the Bank repurchase an estimated $627.0 million of capital stock in excess of the members’ total stock requirement. As a result of these membership withdrawals, the fulfillment of all stock-repurchase requests, and the issuance of Class B shares to members that were required to purchase additional shares under the Bank’s capital structure plan, the Bank’s total outstanding capital stock was reduced to $1.8 billion on April 19, 2004.

The board of directors of the Bank may, but is not required to, declare and pay noncumulative dividends in cash, stock, or a combination thereof. Dividends may only be paid from current net earnings or previously retained earnings. See Item 9 – Market Price of and Dividend on the Registrant’s Common Equity and Related Stockholder Matters for additional information regarding the Bank’s dividends.

Regulatory Capital Requirements. Upon implementation of its new capital structure on April 19, 2004, the Bank became subject to risk-based capital rules established by the Finance Board. Only permanent capital, defined as retained earnings plus Class B stock, can satisfy the risk-based capital requirement.

The Bank was in compliance with these requirements, following the implementation of its new capital structure, and remains in compliance at June 30, 2005, as noted in the following table.

Risk-Based Capital Requirements

(dollars in thousands)

	June 30, 2005	December 31, 2004
Permanent capital
Class B stock	$2,063,297	$2,085,814
Mandatorily redeemable capital stock	39,386	57,882
Retained earnings	102,064	95,866
Permanent capital	$2,204,747	$2,239,562

Risk-based capital requirement
Credit-risk capital	$140,592	$240,363
Market-risk capital	100,566	110,394
Operations-risk capital	72,347	105,227
Risk-based capital requirement	$313,505	$455,984

In addition to the risk-based capital requirements, the GLB Act specifies a five percent minimum leverage ratio based on total capital using a 1.5 weighting factor applied to permanent capital, and a four percent minimum capital ratio that does not include a weighting factor applicable to permanent capital. The Bank was in compliance with these requirements, following the implementation of its new capital structure, and remained in compliance at June 30, 2005.

The following table provides the Bank’s capital ratios as of June 30, 2005, December 31, 2004, and December 31, 2003. However, these capital ratio requirements were not applicable to the Bank prior to April 19, 2004. Therefore, the 2003 ratios are provided for comparison purposes only. Additionally, capital stock outstanding prior to implementation of the Bank’s capital plan was not considered “permanent” capital, as members had the ability to request redemptions of their shares at any time with a six-month waiting period. For purposes of the capital ratios provided in the table below, capital stock prior to April 19, 2004 is considered equivalent to Class B capital stock outstanding subsequent to April 19, 2004.

Capital Ratio Requirements

(dollars in thousands)

	June 30,	December 31,
	2005	2004	2003
Capital ratio
Minimum capital (4% of total assets)	$1,926,215	$2,070,204	$1,675,849
Actual capital (capital stock plus retained earnings)	2,204,747	2,239,562	2,489,729
Total assets	48,155,382	51,755,095	41,896,215
Capital ratio (permanent capital as a percentage of total assets)	4.6%	4.3%	5.9%

Leverage ratio
Minimum leverage capital (5% of total assets)	$2,407,769	$2,587,755	$2,094,811
Leverage capital (permanent capital multiplied by a 1.5 weighting factor)	3,307,121	3,359,343	3,734,594
Leverage ratio (leverage capital as a percentage of total assets)	6.9%	6.5%	8.9%

The capital ratio decreases noted above from December 31, 2003, to December 31, 2004, are related to the implementation of the Bank’s capital plan, when the amount of capital stock outstanding decreased due to member redemptions and withdrawals, as discussed above. Subsequent to the implementation of the Bank’s capital plan in April 2004, the Bank began to target an operating range of 4.0 percent to 5.0 percent for the capital ratio. In general, due to the member stock-purchase requirements, which are based on member activity with the Bank, as member assets grow, the Bank’s capital stock will increase by a proportionate amount.

Derivative Instruments

The Bank adopted SFAS 133, on January 1, 2001. The Bank’s derivative transactions are recorded on the statements of condition at fair value, netted by counterparty where the legal right of offset exists. If these netted amounts are positive, they are recorded as an asset; if negative, they are recorded as a liability. The Bank bases the estimated fair values of these agreements on the cost of interest-rate-exchange agreements with similar terms or available market prices. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash-flow analysis and comparison to similar instruments. Estimates developed using these methods are highly subjective and require judgments, regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. The Bank formally establishes hedging relationships associated with balance-sheet items to obtain economic results. These hedge relationships may include fair-value and cash-flow hedges, as designated under SFAS 133, as well as economic hedges.

The Bank had commitments for which it was obligated to purchase mortgage loans totaling $32.2 million, $26.7 million, and $12.5 million at June 30, 2005, December 31, 2004, and December 31, 2003, respectively. In April 2003, Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which was effective for the Bank on July 1, 2003. This statement prospectively requires all mortgage-loan-purchase commitments entered into after June 30, 2003, to be recorded at fair value on the statement of condition as derivative instruments. Upon fulfillment of the commitment, the recorded fair value is then reclassified as a basis adjustment of the purchased mortgage assets.

SFAS 133 requires that all derivative instruments be recorded on the statement of condition at fair value, while FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts, allows derivative instruments to be classified as assets or liabilities according to the net fair value of derivatives aggregated by counterparty. Derivative assets’ net fair value totaled $32.4 million, $60.1 million, and $40.6 million as of June 30, 2005, December 31, 2004, and December 31, 2003, respectively. Derivative liabilities’ net fair value totaled $391.8 million, $397.6 million, and $737.1 million as of June 30, 2005, December 31, 2004, and December 31, 2003, respectively.

As of June 30, 2005, the Bank did not have any derivative contracts with its members in which the Bank acts as an intermediary between the member and the derivative counterparties. However, as part of the Bank’s hedging activities as of June 30, 2005, we had entered into derivative contracts directly with affiliates of our members. These derivative contracts are entered into for the Bank’s own risk-management purposes and are not related to requests from the members to enter into such contracts.

Outstanding Derivative Contracts with Affiliates of Our Members

(dollars in thousands)

		June 30, 2005
Derivatives Counterparty	Affiliate Member	Notional Outstanding	% of Notional Outstanding

Bank of America NA	Bank of America Rhode Island, NA	$1,723,700	7.65%
Citigroup Financial Products Inc.	Travelers Insurance Company	$2,231,575	9.90%

RISK MANAGEMENT

The Bank has a comprehensive risk-governance structure. The Bank’s Risk-Management Policy identifies six major risk categories relevant to business activities:

•      Credit risk is the risk to earnings or capital of an obligor’s failure to meet the terms of any contract with the Bank or otherwise perform as agreed. The Credit Committee oversees credit risk primarily through ongoing oversight and limits on credit utilization.

•      Market risk is the risk to earnings or market value of equity (MVE) due to adverse movements in interest rates or interest rate spreads. Market risk is primarily overseen by the Asset-Liability Committee through ongoing review of value-at-risk and the economic value of capital. The Asset-Liability Committee also reviews income simulations to oversee potential exposure to future earnings volatility.

•      Liquidity risk is the risk that the Bank may be unable to meet its funding requirements, or meet the credit needs of members, at a reasonable cost and in a timely manner. The Asset-Liability Committee, through its regular reviews of funding and liquidity oversees liquidity risk.

•      Business risk is the risk to earnings or capital arising from adverse business decisions or improper implementation of those decisions, or from external factors as may occur in both the short- and long-run. Business risk is overseen by Management Committee (through the development of the Strategic Business Plan), the Product Strategy Committee, and through the conduct of the Bank’s New Activity Evaluation procedure.

•      Operational risk is the risk of loss resulting from inadequate or failed internal processes and systems, human error, or from internal or external events, inclusive of exposure to potential litigation resulting from inappropriate conduct of Bank personnel. The Operational Risk Committee primarily oversees Operational Risk.

•      Reputation risk is the risk to earnings or capital arising from negative public opinion, which can affect the Bank’s ability to establish new business relationships or to maintain existing business relationships. Management Committee oversees reputation risk.

The board of directors defines the Bank’s risk profile and provides risk oversight through its Finance Committee for market risk and credit risk, and through its Audit Committee for operational risk. The board of directors also reviews and approves the Bank’s Risk-Management Policy. Additionally, management conducts an annual risk assessment for its major business processes and provides a summary to the board of directors.

Management further delineates the Bank’s risk appetite for specific business activities and provides risk oversight through the following committees:

•      Management Committee is the Bank’s overall risk-governance, strategic-planning, and policymaking group. The committee, which is comprised of the Bank’s senior officers, reviews and recommends to the board of directors for approval revisions to all major policies of the organization. All decisions by this committee are subject to final approval by the president of the Bank.

•      Asset-Liability Committee is responsible for approving policies and risk limits for the management of market-risk, including liquidity and options risks. The Asset-Liability Committee approves valuation, market risk measurement, and regulatory capital calculation models. The Asset-Liability Committee also conducts monitoring and oversight of these risks on an ongoing basis, and promulgates strategies to enhance the Bank’s financial performance within established risk limits consistent with the Strategic Business Plan (SBP).

•      Credit Committee oversees the Bank’s credit-underwriting functions and collateral eligibility standards. The committee also reviews the creditworthiness of the Bank’s investments, including purchased mortgage assets, and oversees the classification of the Bank’s assets and the adequacy of its loan-loss reserves.

•      Operational Risk Committee reviews and assesses the Bank’s exposure to operational risks and determines tolerances for potential operational threats that may arise from new products and services. The committee also discusses operational exceptions and assesses appropriate control actions to mitigate reoccurrence and improve future detection.

•      Product Strategy Committee promotes customer-focused initiatives that meet the financial objectives of the Bank, including product positioning, structure, targeting, new product proposals, and responding to customer requests. The committee also makes recommendations regarding pricing to the Asset-Liability Committee.

•      Information Systems Committee coordinates resource utilization surrounding the Bank’s multiple and varied application development and implementation projects. The committee monitors and coordinates all major systems projects and determines the appropriate allocation of resources to achieve the Bank’s information-systems priorities.

This list of internal management committees may change from time to time based on new business or regulatory requirements.

Credit Risk

Credit Risk – Advances. The Bank minimizes credit risk on advances by holding sufficient collateral to protect itself from losses. The Bank has never experienced a credit loss on an advance. Based upon the collateral held as security on advances and the Bank’s prior repayment history, the Bank does not believe that an allowance for losses on advances is necessary at this time.

Based upon the financial condition of the member, the Bank classifies each member into one of three collateral categories: blanket-lien status, listing-collateral status, or possession-collateral status. Under the blanket-lien status, the Bank allows a member to retain possession of eligible one- to four-family mortgage-loan collateral pledged to the Bank, provided the member executes a written security agreement and agrees to hold such collateral for the benefit of the Bank. Under listing-collateral status, the member retains possession of eligible mortgage-loan collateral, however, the Bank requires the member to specifically list this collateral with the Bank. Securities pledged to the Bank by members in either blanket-lien or listing-collateral status must be delivered to the Bank or its safekeeping agent. For members in possession-collateral status, the Bank requires the member to place physical possession of all pledged eligible collateral with the Bank or the Bank’s safekeeping agent.

Additionally, members in blanket-lien and listing-collateral status must submit to the Bank, on at least an annual basis, an audit opinion that confirms that the member is maintaining sufficient amounts of qualified collateral in accordance with the Bank’s policies.

Beyond these provisions, Section 10(e) of the FHLBank Act affords any security interest granted by a member or a member’s affiliate to the Bank priority over the claims or rights of any other party, including any receiver, conservator, trustee, or similar entity that has the rights of a lien creditor, unless these claims and rights would be entitled to priority under otherwise applicable law and are held by actual purchases or by parties that are secured by actual perfected security interests.

Advances outstanding to members in blanket-lien status at June 30, 2005, totaled $26.2 billion. For these members, the Bank had access to collateral underwritten security agreements, where the member agrees to hold such collateral for the benefit of the Bank, totaling more than $53.1 billion as of June 30, 2005. Of this total, $5.7 billion of securities have been delivered to the Bank or to a third-party custodian, and an additional $3.7 billion of securities are held by members’ securities corporations, and $14.2 billion of residential mortgage loans that have been pledged by members’ real estate investment trusts. Additionally, all nonmember borrowers and housing associates are placed in possession-collateral status.

The following table provides information regarding advances outstanding with members and nonmember borrowers in listing- and possession-collateral status at June 30, 2005, along with their corresponding collateral balances.

Advances Outstanding by Borrower Collateral Status

As of June 30, 2005

(dollars in thousands)

	Number of Borrowers	Advances Outstanding	Collateral

Listing-collateral status	11	$128,879	$177,787
Possession-collateral status	13	1,279,840	1,485,312

Total par value	24	$1,408,719	$1,663,099

Credit Risk – Investments. The Bank is also subject to credit risk on unsecured investments consisting primarily of money-market instruments and bonds issued by U.S. agencies and instrumentalities. The Bank places funds with large, high-quality financial institutions with long-term credit ratings no lower than A on an unsecured basis for terms of up to 270 days; most such placements expire within 90 days. Management actively monitors the credit quality of these counterparties. At June 30, 2005, the Bank’s unsecured credit exposure related to investment securities and money-market instruments was $7.5 billion to 42 counterparties, of which $4.5 billion was for federal funds sold, $1.6 billion was for reverse-repurchase agreements, and $1.4 billion was for other unsecured investments. As of June 30, 2005, no individual counterparty represented more than 10 percent of the Bank’s total unsecured credit exposure.

The Bank also invests in and is subject to credit risk related to MBS, ABS, and HFA bonds that are directly or indirectly supported by underlying mortgage loans. Investments in MBS and ABS may be purchased as long as the balance of outstanding MBS/ABS is equal to or less than 300 percent of the Bank’s total capital, and must be rated AAA at the time of purchase. HFA bonds must carry a credit rating of AA or higher as of the date of purchase.

As of June 30, 2005, money-market instruments totaled $8.1 billion, while investment securities totaled $7.9 billion. Credit ratings on these investments as of June 30, 2005, are provided in the following table.

Credit Ratings of Investments

As of June 30, 2005

(dollars in thousands)

	Long-Term Credit Rating
Investment category	AAA	AA	A	Unrated

Money-market instruments:
Interest-bearing deposits	$50	$1,620,000	$340,000	—
Securities purchased under agreements to resell	—	1,250,000	—	$350,000
Federal funds sold	—	1,412,000	3,093,000	—

Investment securities:
U.S. agency obligations	83,503	—	—	—
U.S. government corporations	244,459	—	—	—
Government-sponsored enterprises	373,217	—	—	30,994
Other FHLBanks’ bonds	15,392	—	—	—
International agency obligations	417,750	—	—	—
State or local housing-agency obligations	270,124	107,980	—	—
MBS issued by government-sponsored enterprises	1,570,550	—	—	—
MBS issued by private trusts	4,305,352	—	—	—
ABS backed by home-equity loans	483,780	—	—	—

Total investments	$7,764,177	$4,389,980	$3,433,000	$380,994

Credit Risk – Mortgage Loans. The Bank is subject to credit risk on purchased mortgage loans acquired through the MPF program. Bank management believes this risk is appropriately managed through underwriting standards and member-CEs.

The Bank also maintains an allowance for credit losses. The Bank’s allowance for credit losses pertaining to mortgage loans was $1.5 million at June 30, 2005, and $1.4 million at December 31, 2004. As of June 30, 2005, 45 loans out of approximately 48,000 loans were on nonaccrual status. During the first six months of 2005, the Bank charged-off a total of $37,000 related to mortgage loans foreclosed upon. The Bank had no recoveries from the resolution of loans previously charged off during the first six months of 2005. The evaluation of the allowance for credit losses pertaining to mortgage loans is based on analysis of loan-reserve levels used by Fannie Mae and Freddie Mac, the GSEs comprising the bulk of the secondary mortgage market. This evaluation incorporates best estimates for losses on a seasoned, diversified national portfolio of mortgage loans with similar underwriting standards for the MPF program. The Bank relies on this approach, as MPF is a new program with a limited loss history. Management reviews the allowance on a regular basis and anticipates moving away from the GSE-indexing methodology and relying primarily on the actual loss experience of the MPF portfolio. Management will begin to rely primarily on the Bank’s actual loss experience when the MPF portfolio is sufficiently seasoned to allow the Bank to reasonably estimate probable losses based on its own loss experience.

The Bank is exposed to credit risk from mortgage-insurance companies that provide CEs in place of the PFI, as well as primary mortgage-insurance coverage on individual loans. As of June 30, 2005, the Bank is the beneficiary of primary mortgage-insurance coverage on $312.0 million of conventional mortgage loans, and the Bank is the beneficiary of SMI coverage on mortgage pools with a total unpaid principal balance of $2.5 billion. Seven mortgage-insurance companies provide all of the coverage under these policies. All of these companies are rated at least AA by Standard and Poor’s and Aa by Moody’s Investors Service. The Bank closely monitors the financial conditions of these mortgage-insurance companies. The Bank has established limits on exposure to individual mortgage-insurance companies to ensure that the insurance coverage is sufficiently diversified. The limit considers the size, capital, and financial strength of the insurance company. No single mortgage-insurance company provides more than 30 percent of the Bank’s total coverage.

Credit Risk – Interest-Rate-Exchange Agreements. The Bank is subject to credit risk on interest-rate-exchange agreements. Credit exposure from derivatives arises from the risk of counterparty default on the derivative contract. The amount of loss created by default is the replacement cost, or current positive fair value, of the defaulted contract, net of any collateral held by the Bank. Unsecured credit exposure is mitigated by the credit quality of the counterparties. Also, the Bank uses master-netting agreements to reduce its credit exposure from counterparty defaults. The Bank enters into master-netting agreements for derivatives transactions only with institutions with long-term credit ratings that are at or above the third-highest generic ratings classification as reported by NRSROs. These agreements generally contain bilateral-collateral-exchange agreements that require that credit exposures beyond a defined amount be secured by investment-grade securities. Exposures are measured at least weekly and, in many cases, daily, and adjustments to collateral positions are made as necessary to minimize the Bank’s exposure to credit risk. These agreements generally are structured to allow for smaller amounts of unsecured exposure to lower-rated counterparties.

As illustrated in the following table, the Bank’s maximum credit exposure on interest-rate-exchange agreements is much less than the notional amount of the agreements. Additionally, mortgage-loan-purchase commitments are reflected in the following table as derivative instruments, in accordance with the provisions of SFAS 149. The Bank does not collateralize mortgage-loan-purchase commitments. However, should the PFI fail to deliver the mortgage loans as agreed, the member institution is charged a fee to compensate the Bank for nonperformance of the agreement.

Derivative Instruments

(dollars in thousands)

	Notional Amount	Number of Counterparties	Total Net Exposure at Fair Value	Net Exposure after Collateral
As of June 30, 2005
Interest-rate-exchange agreements:
AA	$16,188,243	10	$17,957	$495
A	6,357,150	8	14,389	—
Total interest-rate-exchange agreements	22,545,393	18	32,346	495
Mortgage-loan-purchase commitments (1)	32,200	—	60	—

Total derivatives	$22,577,593	18	$32,406	$495

As of December 31, 2004
Interest-rate-exchange agreements:
AAA	$40,725	1	—	—
AA	13,711,945	10	$44,704	—
A	6,115,801	7	15,363	—
Total interest-rate-exchange agreements	19,868,471	18	60,067	—
Mortgage-loan-purchase commitments (1)	26,736	—	46	—

Total derivatives	$19,895,207	18	$60,113	—

As of December 31, 2003
Interest-rate-exchange agreements:
AAA	$40,725	1	—	—
AA	15,612,076	10	—	—
A	9,066,801	8	$40,504	$747
Total interest-rate-exchange agreements	24,719,602	19	40,504	747
Mortgage-loan-purchase commitments (1)	12,523	—	68	—

Total derivatives	$24,732,125	19	$40,572	$747

(1)   Total fair-value exposures related to mortgage-loan-purchase commitments are offset by pair-off fees from the Bank’s members.

The notional amount of interest-rate-exchange agreements outstanding totaled $22.6 billion, $19.9 billion, and $24.7 billion at June 30, 2005, December 31, 2004, and December 31, 2003, respectively. The Bank only enters in interest-rate-exchange agreements with major global financial institutions that are rated A or better by Moody’s Investors Services or Standard and Poor’s. The Bank had no interest-rate-exchange agreements with other FHLBanks as of June 30, 2005.

As of June 30, 2005, December 31, 2004, and December 31, 2003, the following counterparties represented more than 10 percent of the total notional amount outstanding (dollars in thousands):

	June 30, 2005
Counterparty	Notional Amount Outstanding	Percent of Total Notional Outstanding

JP Morgan Chase Bank	$3,523,358	16%
Deutsche Bank AG	3,103,010	14

	December 31, 2004
Counterparty	Notional Amount Outstanding	Percent of Total Notional Outstanding

JP Morgan Chase Bank	$2,639,545	13%
Deutsche Bank AG	2,474,833	12
UBS AG	2,215,250	11

	December 31, 2003
Counterparty	Notional Amount Outstanding	Percent of Total Notional Outstanding

Deutsche Bank AG	$3,315,833	13%
Goldman Sachs Capital Markets Inc.	3,284,184	13
JP Morgan Chase Bank	2,617,035	11
Bank of America NA	2,536,217	10

The Bank also maintains unsecured lines of credit with these counterparties and their affiliates for short-term money-market investments, including overnight federal funds, term federal funds, and interest-bearing certificates of deposit. Terms for such investments are 180 to 270 days. The Bank also engages in short-term secured reverse-repurchase agreements with affiliates of these counterparties. All of these counterparties and/or their affiliates buy, sell, and distribute the Bank’s COs and DNs.

Market and Interest-Rate Risk

Sources of Market and Interest-Rate Risk

The Bank’s balance sheet is a collection of different portfolios that require different types of market and interest-rate risk-management strategies. The majority of the Bank’s balance sheet is comprised of assets that can be funded individually or collectively without imposing significant residual interest-rate risk on the Bank.

However, the Bank’s mortgage-related assets, including the portfolio of whole loans acquired through the MPF program, its portfolio of MBS and ABS, and its portfolio of bonds issued by HFAs, represent more complex cash-flow structures and contain more risk of prepayment and/or call options. Because many of these assets are backed by residential mortgages that allow the borrower to prepay and refinance at any time, the behavior of these portfolios is asymmetric based on the movement of interest rates. If rates fall, borrowers have an incentive to refinance mortgages without penalty, which could leave the Bank with lower-yielding replacement assets against existing debt assigned to the portfolio. If rates rise, borrowers will tend to hold on to existing loans longer than they otherwise would, imposing on the Bank the risk of having to refinance maturing debt assigned to these portfolios at a higher rate, thereby narrowing the interest spread generated by the assets.

These risks cannot be profitably managed with a strategy in which each asset is offset by a liability with a substantially identical cash flow structure. Therefore, the Bank views each portfolio as a whole and allocates funding and hedging to these portfolios based on an evaluation of the collective market and interest-rate risks posed by these portfolios. The Bank measures the estimated impact to fair values of these portfolios as well as the potential for income to decline due to movements in interest rates, and makes adjustments to the funding and hedge instruments assigned as necessary to keep the portfolios within established risk limits.

Types of Market and Interest-Rate Risk

Interest-rate and market risk can be divided into several categories, including repricing risk, yield-curve risk, basis risk, and options risk. Repricing risk refers to differences in the average sensitivities of asset and liability yields attributable to differences in the average timing of maturities and/or coupon resets between assets and liabilities. In isolation, repricing risk assumes that all rates may change by the same magnitude. However, differences in the timing of repricing of assets and liabilities can cause spreads between assets and liabilities to decline.

Yield-curve risk reflects the sensitivity of net income to changes in the shape or slope of the yield curve that could impact the performance of assets and liabilities differently, even though average sensitivities are the same.

When assets and liabilities are affected by yield changes in different markets, basis risk can result. For example, if the Bank invests in LIBOR-based floating-rate assets and funds those assets with short-term DNs, potential compression in the spread between LIBOR and DN rates could adversely affect the Bank’s net income.

The Bank also faces options risk, particularly in its portfolios of advances, mortgage loans, MBS, and HFA bonds. When a member prepays an advance, the Bank could suffer lower future income if the principal portion of the prepaid advance were reinvested in lower-yielding assets that continue to be funded by higher-cost debt. In the mortgage loan, MBS, and HFA-bond portfolios, borrowers or issuers often have the right to redeem their obligations prior to maturity without penalty, potentially requiring the Bank to reinvest the returned principal at lower yields. If interest rates decline, borrowers may be able to refinance existing mortgage loans at lower interest rates, resulting in the prepayment of these existing mortgages and forcing the Bank to reinvest the proceeds in lower-yielding assets. If interest rates rise, borrowers may avoid refinancing mortgage loans for periods longer than the average term of liabilities funding the mortgage loans, causing the Bank to have to refinance the assets at higher cost. This right of redemption is effectively a call option that the Bank has written to the obligor. Another less prominent form of options risk includes coupon-cap risk, which may be embedded into certain MBS and limit the amount by which asset coupons may increase.

Strategies to Manage Market and Interest-Rate Risk

General

The Bank uses various strategies and techniques to manage its market and interest-rate risk. Principal among its tools for interest-rate-risk management is the issuance of debt that is used to match interest-rate-risk exposures of the Bank’s assets. The Bank can issue CO debt with maturities ranging from overnight to 20 years or more. The debt may be noncallable until maturity or callable on and/or after a certain date.

To reduce the duration exposure caused by long-term, fixed-rate assets, the Bank may issue long-term, fixed-rate noncallable bonds. These bonds may be issued to fund specific assets or to generally manage the overall exposure of a portfolio or the balance sheet. At June 30, 2005, fixed-rate noncallable debt amounted to $10.3 billion, compared with fixed-rate noncallable debt levels of $10.7 billion at December 31, 2004.

To achieve certain risk-management objectives, the Bank also uses interest-rate derivatives that alter the effective maturities, repricing frequencies, or option-related characteristics of financial instruments. These may include swaps; caps, collars, and floors; futures and forward contracts; and exchange-traded options. For example, as an alternative to issuing a fixed-rate bond to fund a fixed-rate advance, the Bank might enter into an interest-rate swap that receives a floating-rate coupon and pays a fixed-rate coupon, thereby effectively converting the fixed-rate advance to a floating-rate advance.

Advances

In addition to the general strategies described above, one tool that the Bank uses to reduce the interest-rate risk associated with advances is a contractual provision that requires members to pay prepayment fees for advances that, if prepaid prior to maturity, might expose the Bank to a loss of income under certain interest-rate environments. In accordance with applicable regulations, the Bank has an established policy to charge fees sufficient to make the Bank financially indifferent to a member’s decision to repay an advance prior to its maturity date in the event that interest rates decline. Prepayment fees are recorded as income for the period in which they are received.

Prepayment-fee income can be used to offset the cost of purchasing and retiring high-cost debt in order to maintain the Bank’s asset liability sensitivity profile. In cases where derivatives are used to hedge prepaid advances, prepayment-fee income can be used to offset the cost of terminating the associated hedge.

Investments

The Bank holds long-term bonds issued by U.S. agencies and instrumentalities. To hedge the market and interest-rate risk associated with these assets, the Bank has entered into interest-rate swaps with matching terms to those of the bonds in order to create synthetic floating-rate assets. At June 30, 2005, and December 31, 2004, this portfolio amounted to $765.9 million and $766.5 million, respectively.

The Bank also manages the market and interest-rate risk in its MBS portfolio in several ways. For MBS classified as held-to-maturity, the Bank uses debt that matches the characteristics of the portfolio assets. For example, for floating-rate ABS, the Bank uses debt that reprices on a short-term basis, such as CO DNs or bonds that are swapped to a LIBOR-based floating-rate. For commercial MBS that are nonprepayable or prepayable for a fee for an initial period, the Bank may use fixed-rate debt. For MBS that are classified as trading securities the Bank uses interest-rate swaps to economically hedge the duration characteristics and interest-rate caps and floors to economically hedge the prepayment risk in these assets.

Mortgage Loans

The Bank manages the interest rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. The Bank issues both callable and noncallable debt to achieve cash-flow patterns and liability durations similar to those expected on the mortgage loans.

To offset some of the interest-rate risk and options risk embedded in its mortgage-loan portfolio, in part, the Bank issues fixed-rate callable debt, which the Bank can redeem at par at its discretion on predetermined call dates. These bonds are effective in managing prepayment risk by allowing the Bank to respond in kind to prepayment activity. Conversely, if interest rates increase, the debt may remain outstanding until maturity. At June 30, 2005, fixed-rate callable debt for this purpose amounted to $3.1 billion, compared with fixed-rate callable-debt levels of $3.0 billion at December 31, 2004. The Bank uses various cash instruments including short-term debt, callable and noncallable long-term debt to optimize its ability to reprice debt when mortgages prepay faster or slower than expected. The Bank’s debt repricing capacity depends on market demand for callable and noncallable debt, which fluctuates from time to time. Moreover, certain interest-rate and options-risk strategies may require hedge structures that are not available to the Bank through debt-issuance activities, such as options with out-of-the-money strike prices. For this reason, management has enacted a more comprehensive hedging strategy, incorporating the use of derivatives, to effectively mitigate the residual risks inherent in the sensitivity profile.

To hedge the risk of loss of premium on mortgage loans due to potentially high prepayment speeds in the event of a drop in interest rates, the Bank has purchased options to receive fixed rates on interest-rate swaps exercisable on specific future dates (receiver swaptions). These derivatives are structured to provide an offset to the loss of purchase premiums that might result from rapid prepayments in the event of a downturn in interest rates. In accordance with SFAS 133, these derivatives are recorded at fair value. However, these derivatives are not accounted for as hedges under SFAS 133, as changes in their fair values are designed to provide an offset to the rapid amortization of premium and resulting yield decline on mortgage loans purchased under the MPF program in a falling interest-rate environment. At June 30, 2005, receiver swaptions amounted to $475.0 million (notional) with an estimated fair value of $2.1 million.

Interest-rate-risk management activities can significantly affect the level and timing of net income due to a variety of factors. As receiver swaptions are accounted for on a stand-alone basis and not as part of a hedge relationship under SFAS 133, changes in their fair values are recorded through net income each month. This may increase net income volatility if the offsetting periodic change in the MPF premium profile is markedly different from the fair value change in the receiver swaptions. Additionally, performance of the MPF portfolio is interest-rate path-dependent, while receiver swaptions values are solely based on forward-looking rate expectations. Under the SFAS 91 retrospective method, the Bank applies adjustments to the unamortized balance of premiums and discounts from applying the updated effective yield as if it had been in effect since acquisition and recognizes the adjustment through interest income.

A short-term drop in interest rates could provide borrowers with an economic incentive to refinance existing mortgages by borrowing new, lower interest-rate mortgages. Generally, it takes several months for borrowers to apply for refinancing mortgage loans and for those applications to be processed and funded. While the Bank’s application of SFAS 91 causes changes in expected life assumptions to affect the amortization of premium in the current period, ultimately, differences in prepayment assumptions can result in materially different income recognition results. Since the Bank has no way of knowing if the borrowers of loans that the Bank holds have elected to refinance the loans until the payoff occurs, the refinancing-processing lag introduces the potential for “whipsaw risk.” Whipsaw risk occurs when a short-term drop in interest rates is reversed, but not before refinancing activity has been triggered. The end result is that premium expense from the loan liquidations is recognized after the drop in interest rates has reversed, which causes unrealized gains in the receiver swaptions to be reversed. Consequently, an expense from both the premium impairment and the receiver swaption’s decline in fair value can be recognized in the same month. To protect against whipsaw risk, it is sometimes necessary to execute rebalancing strategies that generate realized gains to offset the expense of premium impairment expected to be processed in the future. While this risk-management activity is prudent from an economic perspective, the timing of the income recognition could contribute short-term income volatility from a GAAP perspective. For these reasons, management does not believe that this hedging strategy qualifies for hedge accounting under SFAS 133.

When the Bank executes transactions to purchase mortgage loans, in some cases the Bank may be exposed to significant market risk until permanent hedging and funding can be obtained in the market. In these cases, the Bank may enter into a forward sale of MBS to be announced (TBA) or other derivatives for forward settlement. As of June 30, 2005, the Bank had no outstanding hedges using TBA.

Swapped Consolidated-Obligation Debt

The Bank may also issue bonds in conjunction with interest-rate swaps that receive a coupon that offsets the bond coupon, and that offset any optionality embedded in the bond, thereby effectively creating a floating-rate liability. The Bank employs this strategy to achieve a lower cost of funds than may be available from the issuance of short-term consolidated DNs. Total debt used in conjunction with interest-rate-exchange agreements was $16.2 billion, or 52.7 percent of the Bank’s total outstanding CO bonds at June 30, 2005, up from $16.1 billion, or 49.4 percent of outstanding CO bonds, at December 31, 2004.

The Bank also uses interest-rate swaps, caps, and floors to manage the fair-value sensitivity of the portion of its MBS portfolio that is held at fair value. These interest-rate-exchange agreements provide an economic offset to the duration and convexity risks arising from these assets.

The following table presents a summary of the notional amounts and estimated fair values of the Bank’s outstanding derivative financial instruments, excluding accrued interest, and related hedged item by product and type of accounting treatment as of June 30, 2005, December 31, 2004, and December 31, 2003. The categories “fair value” and “cash flow” represent the hedge classification for transactions that qualify for hedge-accounting treatment in accordance with SFAS 133. The category “economic” represents hedge strategies that do not qualify for hedge accounting under the guidelines of SFAS 133, but are acceptable hedging strategies under the Bank’s risk-management program.

Hedged Item and Hedge-Accounting Treatment

As of June 30, 2005

(dollars in thousands)

			SFAS 133	Derivative	Derivative
			Hedge	Notional	Estimated
Hedged Item	Derivative	Hedged Risk	Designation	Amount	Fair Value

Advances	Swaps	Benchmark interest rate	Fair value	$7,820,928	$(185,830)
	Caps	Benchmark interest rate	Fair value	261,000	1,915
Total associated with advances				8,081,928	(183,915)

Available-for-sale securities	Swaps	Benchmark interest rate	Fair value	890,756	(176,867)

Trading securities	Swaps	Overall fair value	Economic	319,500	(3,955)
	Caps	Overall fair value	Economic	446,000	2

Total associated with trading securities				765,500	(3,953)

Mortgage loans	Swaptions	Overall fair value	Economic	475,000	2,088
	Delivery commitments	Overall cash-flow variability	Cash flow	32,200	60

Total associated with mortgage loans				507,200	2,148

Consolidated obligations	Swaps	Benchmark interest rate	Fair value	12,312,210	(108,024)

Deposits	Swaps	Benchmark interest rate	Fair value	20,000	5,851

Total derivatives				$22,577,594	(464,760)

Accrued interest					105,357

Net derivatives					$(359,403)

Derivative asset					$32,406
Derivative liability					(391,809)

Net derivatives					$(359,403)

Hedged Item and Hedge-Accounting Treatment

As of December 31, 2004

(dollars in thousands)

			SFAS 133	Derivative	Derivative
			Hedge	Notional	Estimated
Hedged Item	Derivative	Hedged Risk	Designation	Amount	Fair Value

Advances	Swaps	Benchmark interest rate	Fair value	$7,472,863	$(267,693)

Available-for-sale securities	Swaps	Benchmark interest rate	Fair value	890,756	(123,833)

Trading securities	Swaps	Overall fair value	Economic	332,500	(5,517)
	Caps	Overall fair value	Economic	446,000	15

Total associated with trading securities				778,500	(5,502)

Mortgage loans	Swaptions	Overall fair value	Economic	425,000	1,454
	Swaps	Overall fair value	Economic	30,000	90
	Delivery commitments	Overall cash-flow variability	Cash flow	26,736	44

Total associated with mortgage loans				481,736	1,588

Consolidated obligations	Swaps	Benchmark interest rate	Fair value	10,251,352	(95,972)

Deposits	Swaps	Benchmark interest rate	Fair value	20,000	5,653

Total derivatives				$19,895,207	(485,759)

Accrued interest					148,234

Net derivatives					$(337,525)

Derivative asset					$60,113
Derivative liability					(397,638)

Net derivatives					$(337,525)

Hedged Item and Hedge-Accounting Treatment

As of December 31, 2003

(dollars in thousands)

			SFAS 133	Derivative	Derivative
			Hedge	Notional	Estimated
Hedged Item	Derivative	Hedged Risk	Designation	Amount	Fair Value

Advances	Swaps	Benchmark interest rate	Fair value	$9,488,103	$(695,584)
	Collars	Benchmark interest rate	Fair value	80,000	(1,617)

Total associated with advances				9,568,103	(697,201)

Available-for-sale securities	Swaps	Benchmark interest rate	Fair value	990,756	(122,428)

Trading securities	Swaps	Overall fair value	Economic	155,500	(14,057)
	Caps	Overall fair value	Economic	859,500	577
	Floors	Overall fair value	Economic	32,000	231

Total associated with trading securities				1,047,000	(13,249)

Mortgage loans	Swaptions	Overall fair value	Economic	280,000	3,880
	Delivery commitments	Overall cash-flow variability	Cash flow	12,523	65

Total associated with mortgage loans				292,523	3,945

Consolidated obligations	Swaps	Benchmark interest rate	Fair value	12,813,743	39,133

Deposits	Swaps	Benchmark interest rate	Fair value	20,000	5,952

Total derivatives				$24,732,125	(783,848)

Accrued interest					87,278

Net derivatives					$(696,570)

Derivative asset					$40,572
Derivative liability					(737,142)

Net derivatives					$(696,570)

Measurement of Market and Interest-Rate Risk

The Bank measures its exposure to market and interest-rate risk using several techniques applied to the balance sheet and to certain portfolios within the balance sheet. Principal among these measurements as applied to the balance sheet is the potential future change in MVE and interest income due to potential changes in interest rates. For purposes of measuring interest-income sensitivity over time, the Bank measures the repricing gaps between its assets and liabilities. The Bank also measures the duration gap of its mortgage-loan portfolio, including all assigned funding and hedging transactions.

The Bank uses sophisticated information systems to evaluate its financial position. These systems are capable of employing various interest-rate term-structure models and valuation techniques to determine the values and sensitivities of complex or option-embedded instruments such as mortgage loans; MBS; callable bonds and swaps; and adjustable-rate instruments with embedded caps and floors, among others. These models require the following:

•                                          Specification of the contractual and behavioral features of each instrument;

•                                          Determination and specification of appropriate market data, such as yield curves and implied volatilities;

•                                          Utilization of appropriate term-structure and prepayment models to reasonably describe the potential evolution of interest rates over time and the expected behavior of financial instruments in response;

•                                          For option-free instruments, the expected cash flows are specified in accordance with the term structure of interest rates and discounted using spot rates derived from the same term structure;

•                                          For option-embedded instruments that are path-independent, such as callable bonds and swaps, a backward-induction process is used to evaluate each node on a lattice that captures the variety of scenarios specified by the term-structure model; and

•                                          For option-embedded instruments that are path-dependent, such as mortgage-related instruments, a Monte Carlo simulation process is used to specify a large number of potential interest-rate scenarios that are randomly generated in accordance with the term structure of interest rates.

Market Value of Equity Estimation and Risk Limit. MVE is the net economic value (or net present value) of total assets and liabilities, including any off-balance sheet items. In contrast to the GAAP-based shareholders’ equity account, MVE represents the shareholder’s equity account in present value terms. Interest–rate risk analysis using MVE involves evaluating the potential changes in fair values of assets and liabilities and off-balance sheet items under different potential future interest rate scenarios and determining the potential impact on MVE according to each scenario and the scenario’s likelihood.

Value-at-risk (VaR) is defined to equal the ninety-ninth percentile potential reduction in MVE based on historical simulation of interest-rate scenarios. These scenarios correspond to interest-rate changes historically observed over monthly 120-business day periods starting at the most recent monthend and going back monthly to the beginning of 1978. This approach is useful in establishing risk-tolerance limits and is commonly used in asset/liability management; however, it does not imply a forecast of future interest-rate behavior. The Bank’s Risk-Management Policy requires that VaR not exceed the latest quarterend level of retained earnings plus the Bank’s most recent quarterly estimate of net income over the next six months.

The table below presents the historical simulation VaR estimate as of June 30, 2005, December 31, 2004, and December 31, 2003, which represents the estimates of potential losses to the Bank’s market value of portfolio equity from changes in interest rates and other market factors. Estimated potential loss exposures are expressed as a percentage of base-case MVE and are based on historical behavior of market prices and interest rates over a six-month time horizon.

Value-at-Risk

	(Gain) Loss Exposure
	June 30,		December 31,
	2005		2004		2003
Confidence Level	% of MVE (1)	$ (million)	% of MVE (1)	$ (million)	% of MVE (1)	$ (million)

50%	-0.30%	$(6.93)	-0.28%	$(6.21)	-0.18%	$(4.65)
75%	1.02	23.70	1.15	26.70	0.98	24.77
95%	2.96	68.46	3.27	76.14	2.56	64.76
99%	4.34	100.57	4.80	110.39	3.64	92.12

(1) Loss exposure is expressed as a percentage of base MVE.

As measured by VaR, the Bank’s potential losses to MVE due to changes in interest rates and other market factors decreased at June 30, 2005, from December 31, 2004. The decreased estimates of loss are due primarily to the decline in long-term interest rates and the issuance of long-term debt to reduce the sensitivity of the Bank’s MVE to higher interest rates. From yearend 2004 to June 30, 2005, the two-year interest-rate-swap rate increased 0.54 percent while the 10-year swap rate has decreased 0.30 percent.

As measured by VaR, the Bank’s potential losses to MVE due to changes in interest rates and other market factors increased at December 31, 2004, from December 31, 2003. As a percent of base MVE, the higher estimates of loss are due in part to the change in the base MVE which declined from $2.5 billion at December 31, 2003, to $2.3 billion at December 31, 2004, due largely to a reduction to paid-in capital that occurred with the implementation of the Bank’s capital plan on April 19, 2004. The increase in dollar terms is attributable to a combination of slightly higher exposure to higher interest rates as a result of the relative positioning of assets and liabilities and the flatter yield curve as of December 31, 2004.

Income Simulation and Repricing Gaps. In 2004, to provide an additional perspective on market and interest-rate risks, the Bank developed an income-simulation model which projects net interest income over a range of interest-rate scenarios including parallel interest-rate shocks, nonparallel interest-rate shocks and nonlinear changes to the Bank’s funding curve and LIBOR. The Bank measures simulated 12-month net income and return on equity (with an assumption of no prepayment-fee income or related hedge or debt retirement expense) under these scenarios. Management has put in place escalation-action triggers whereby senior management is explicitly informed of income volatility where the Bank’s projected return on equity would fall below LIBOR in any of the modeled scenarios. The results of this analysis for March 31, 2005, and June 30, 2005, showed that in the worst-case scenarios, the Bank’s return on equity would fall 20 basis points above the average yield on three-month LIBOR and 42 basis points above the yield on three-month LIBOR, respectively, under a scenario where interest rates instantaneously increased by 300 basis points across all points of the yield curve.

Liquidity Risk

The Bank maintains operational liquidity in order to ensure that it meets its day-to-day business needs as well as its contractual obligations with normal sources of funding. The Bank’s Risk-Management Policy has established a metric and policy limit within which the Bank is expected to operate. The Bank defines structural liquidity as the difference between contractual sources and uses of funds adjusted to assume that all maturing advances are renewed, members deposits are withdrawn at a rate of 50 percent per day, and five percent of unused outstanding MPF master commitments are funded each day. The Bank defines available liquidity as the sources of funds available to the Bank through its access to the capital markets subject to leverage, line, and collateral constraints. The Risk-Management Policy requires the Bank to maintain structural liquidity each day so that any excess of uses over sources is covered by available liquidity for the four-week forecast and 50 percent of the excess of uses over sources is covered by available liquidity over the eight-week forecast. The following table shows the Bank’s structural liquidity as of June 30, 2005.

Structural Liquidity

(dollars in thousands)

	Month 1	Month 2

Contractual sources of funds	$1,722,899	$3,285,545
Less: Contractual uses of funds	(1,411,062)	(2,443,256)
Equals: Net cash flow	311,837	842,289

Less: Cumulative contingent obligations	10,529,483	12,790,303
Equals: Net structural liquidity requirement	(10,217,646)	(11,948,014)

Available borrowing capacity	$20,499,340	$22,711,650

Ratio of available borrowing capacity to net Structural liquidity need	2.01	1.90
Required ratio	1.00	0.50

In February 2005, the Bank’s board of directors revised the Bank’s Risk-Management Policy to adopt an additional requirement for the Bank to maintain a standard of net excess of liquidity within a 90-day timeframe, such that total liquidity sources less total liquidity uses represents a net positive liquidity position. Examples of liquidity sources include CO traded but not settled, money-market maturities, advance maturities, and the discounted value of securities available for repurchase. Examples of liquidity uses include contractual principal payments, commitments to be settled, and member deposit outflow of 50 percent and 100 percent for overnight and term deposits, respectively. In the event that the Bank does not meet the standard of a positive net excess of liquidity within a 90-day timeframe, the Bank’s senior management team is immediately notified to determine whether any action is required to correct the Bank’s net liquidity position. The following shows the Bank’s 90-day liquidity position at June 30, 2005.

90-Day Liquidity Position

(dollars in thousands)

90-Day Cumulative Amount

Principal receipts from maturing assets	$15,560,000
Pledgeable assets	8,004,000
Total 90-day liquidity sources	23,564,000

Consolidated obligations due	18,204,000
Unsettled commitments	194,000
Estimated potential deposit outflows	499,000
Total 90-day liquidity uses	18,897,000

Net 90-day liquidity	$4,667,000

The Bank also maintains contingency-liquidity plans designed to enable it to meet its obligations and the liquidity needs of its members in the event of operational disruption at the Bank, the Office of Finance, or the capital markets. The Bank is required to ensure that it can meet its liquidity needs for a minimum of five business days without access to CO debt issuance. As of June 30, 2005 and December 31, 2004, the Bank held a surplus of $6.8 billion and $8.6 billion, respectively, of liquidity (exclusive of access to CO debt) issuance within the first five prospective business days. Management measures liquidity on a daily basis and maintains an adequate base of operating and contingency liquidity by investing in short-term, high-quality, money-market investments that can provide a ready source of liquidity during stressed market conditions. As of June 30, 2005, the Bank’s contingency liquidity, as measured in accordance with 12 CFR §917 was determined as follows:

Contingency Liquidity

(dollars in thousands)

Cumulative Fifth Business Day

Contractual sources of funds	$3,702,820
Less: contractual uses of funds	(6,045,471)
Equals: net cash flow	(2,342,651)

Contingency borrowing capacity (exclusive of CO debt)	9,142,387

Net contingency borrowing capacity	$6,799,736

Capital-Stock-Redemptions and Repurchases. The Bank offers only Class B stock and members must purchase Class B stock equal to the value of the sum of (1) 0.35 percent of the value of certain member assets eligible to secure advances and (2) 4.5 percent of the value of specified assets related to activity between the Bank and the member, which we refer to in the aggregate as the member’s total stock investment requirement. Members may submit a written request for redemption of excess capital stock. The stock subject to the request will be redeemed at par value by the Bank upon expiration of a five-year stock redemption period. Also subject to a five-year stock redemption period are shares of stock held by a member that (1) gives notice of intent to withdraw from membership, or (2) becomes a non-member due to merger or acquisition, charter termination, or involuntary termination of membership. At June 30, 2005, $39.4 million of capital stock was subject to a five-year stock redemption period, and it is anticipated that these shares will be redeemed in 2009. The Bank is not required to redeem or repurchase activity-based stock until the later of the expiration of the five-year notice of redemption or until the activity no longer remains outstanding. If activity-based stock becomes excess capital stock as a result of an activity no longer outstanding, the Bank may, in its sole discretion, repurchase the excess activity-based stock as described below.

The Bank may, in its sole discretion, repurchase stock from any member at par value upon 15 days prior written notice to the member, unless a shorter notice period is agreed to in writing by the member, if that stock is not required by the member to meet its total stock-investment requirement and the repurchase will not cause the Bank to fail to meet any of its regulatory capital requirements or violate any other regulatory prohibitions. In conjunction with the implementation of the Bank’s Capital Plan on April 19, 2004, the Bank repurchased $627.0 million of excess capital stock. Throughout the remainder of 2004 following the implementation of the Bank’s Capital Plan, the Bank repurchased $65.5 million of excess capital stock, and during the first six months of 2005 the Bank repurchased $338.2 million of excess capital stock. All such repurchases were completed after determining that we would remain in compliance with our minimum regulatory capital requirements after making such repurchases. At June 30, 2005, members and nonmembers with capital stock outstanding held excess capital stock totaling $364.8 million, representing approximately 17.3 percent of total capital stock outstanding.

A member may cancel or revoke its written notice of redemption or its notice of withdrawal from membership prior to the end of the five-year stock redemption period. The Bank’s capital plan provides that the Bank will charge the member a cancellation fee equal to two percent of the par amount of the shares of Class B stock that is the subject of the redemption notice. The Bank will assess a redemption-cancellation fee unless the board of directors decides that it has a bona fide business purpose for waiving the imposition of the fee, and the waiver is consistent with Section 7(j) of the GLB Act.

Off-Balance-Sheet Arrangements and Aggregate Contractual Obligations. Commitments that legally bind and obligate the Bank for additional advances totaled approximately $107.0 million, $52.2 million, and $50.7 million at June 30, 2005, December 31, 2004, and December 31, 2003, respectively. Commitments generally are for periods up to 12 months. Standby letters of credit are executed with members for a fee. If the Bank is required to make a payment for a beneficiary’s draw, these amounts are converted into a collateralized advance to the member. Notional amounts of outstanding standby letters of credit were $119.3 million, $118.9 million, and $87.4 million at June 30, 2005, December 31, 2004, and December 31, 2003, respectively.

Commitments for unused lines-of-credit advances totaled $1.5 billion, $1.5 billion, and $1.6 billion at June 30, 2005, December 31, 2004, and December 31, 2003, respectively. Commitments are generally for periods up to 12 months. Since many of the commitments are not expected to be drawn upon, the total commitment amount does not necessarily represent future cash requirements.

The Bank has entered into standby bond-purchase agreements with state-housing authorities, whereby the Bank, for a fee, agrees to purchase and hold the authority’s bonds until the designated marketing agent can find a suitable investor or the housing authority repurchases the bond according to a schedule established by the standby agreement. Each standby agreement dictates the specific terms that would require the Bank to purchase the bond. The bond purchase commitments entered into by the Bank expire after five years, no later than 2008. Total commitments for bond purchases were $618.4 million, $622.3 million, and $638.6 million at June 30, 2005, December 31, 2004, and December 31, 2003, respectively. The Bank was not required to purchase any bonds under these agreements through June 30, 2005.

The Bank only records a liability for COs on its statement of condition for the proceeds it receives from the issuance of those COs. In addition, each FHLBank is jointly and severally obligated for the payment of all COs of all of the FHLBanks. Accordingly, should one or more of the FHLBanks be unable to repay their participation in the COs, each of the other FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board.

The Bank is required to pay 20 percent of its net earnings (after its AHP obligation) to REFCorp to support payment of part of the interest on bonds issued by REFCorp. The Bank must make these payments to REFCorp until the total amount of payments made by all FHLBanks is equivalent to a $300 million annual annuity whose final maturity date is April 15, 2030. Additionally, annually the FHLBanks must set aside for the AHP the greater of an aggregate of $100 million or 10 percent of the current year’s income before charges for AHP (but after expenses for REFCorp). See the Business – Assessments section for additional information regarding REFCorp and AHP assessments.

Contractual Obligations. The following tables present contractual obligations of the Bank as of June 30, 2005 and December 31, 2004.

Contractual Obligations As of June 30, 2005

(dollars in thousands)

	Payment due by period
Contractual Obligations	Less than one year	One to three years	Three to five years	More than five years	Total

Long-term debt obligations	$7,253,800	$12,965,805	$3,808,580	$6,741,240	$30,769,425
Operating lease obligations	3,374	7,134	6,928	8,660	26,096
Purchase obligations (1)	876,997	—	—	—	876,997
Members’ unused lines of credit (2)	1,454,080	—	—	—	1,454,080
Mandatorily redeemable capital stock	—	—	39,386	—	39,386
Consolidated obligations traded not settled	1,719	30,000	—	15,000	46,719

Total contractual obligations	$9,589,970	$13,002,939	$3,854,894	$6,764,900	$33,212,703

(1)          Includes standby letters of credit, unconditional commitments for advances, standby bond-purchase agreements, and commitments to fund/purchase mortgage loans.

(2)          Many of the members’ unused lines of credit are not expected to be drawn upon, and therefore the commitment amount does not necessarily represent future cash requirements.

Contractual Obligations As of December 31, 2004

(dollars in thousands)

	Payment due by period
Contractual Obligations	Less than one year	One to three years	Three to five years	More than five years	Total

Long-term debt obligations	$8,628,085	$10,237,155	$4,747,640	$8,884,355	$32,497,235
Operating lease obligations	3,372	7,054	6,964	10,392	27,782
Purchase obligations (1)	820,169	—	—	—	820,169
Members’ unused lines of credit (2)	1,516,055	—	—	—	1,516,055
Mandatorily redeemable capital stock	—	—	57,882	—	57,882
Consolidated obligations traded not settled	—	65,500	—	—	65,500

Total contractual obligations	$10,967,681	$10,309,709	$4,812,486	$8,894,747	$34,984,623

(1)          Includes standby letters of credit, unconditional commitments for advances, standby bond-purchase agreements, and commitments to fund/purchase mortgage loans.

(2)          Many of the members’ unused lines of credit are not expected to be drawn upon, and therefore the commitment amount does not necessarily represent future cash requirements.

Business Risk

Management’s strategies for mitigating business risk include annual and long-term strategic planning exercises, continually monitoring key economic indicators and projections, the Bank’s external environment, and developing contingency plans where appropriate. The Bank’s risk-assessment process also considers business risk, where appropriate, for each of the Bank’s major business activities.

Operational Risk

The Bank has a system of controls and appropriate insurance coverage to mitigate operational risks. The Bank ensures that employees are properly trained for their roles and that written policies and procedures exist to support the key functions of the Bank. The Bank maintains a system of internal controls to ensure that responsibilities are adequately segregated and that the activities of the Bank are appropriately monitored and reported to management and the board of directors. Annual risk assessments review these controls for efficacy and potential opportunities for enhancement. The Bank’s Internal Audit Department, which reports directly to the Audit Committee of the board of directors, regularly monitors the Bank’s adherence to established policies and procedures. However, some operational risks are beyond its control, and the failure of other parties to adequately address their operational risks could adversely affect the Bank.

Disaster-Recovery Provisions. The Bank maintains a disaster-recovery site in Westborough, Massachusetts to provide continuity of operations in the event that its Boston headquarters becomes unavailable. Data for critical computer systems is backed up regularly and stored offsite to avoid disruption in the event of a computer failure. The Bank also has a back-up agreement in place with the FHLBank of Topeka to provide short-term liquidity advances in the event that both of the Massachusetts facilities are inoperable.

Insurance Coverage. The Bank has insurance coverage for employee fraud, forgery, alteration, and embezzlement, as well as director and officer liability coverage that provides protection for breach of duty, misappropriation of funds, negligence, and acts of omission. Additionally, comprehensive insurance coverage is currently in place for electronic data-processing equipment and software, personal property, leasehold improvements, fire/explosion/water damage, and personal injury including slander and libelous actions. The Bank maintains additional insurance protection as deemed appropriate, which covers automobiles, company credit cards, and business-travel accident and supplemental traveler’s coverage for both directors and staff. The Bank uses the services of an insurance consultant who periodically conducts a comprehensive review of insurance-coverage levels.

Reputation Risk

The Bank has established a code of conduct and operational risk-management procedures to ensure ethical behavior among its staff and directors, and provides training to employees about its code of conduct. The Bank works to ensure that all communications are presented accurately, consistently, and in a timely way to multiple audiences and stakeholders. In particular, the Bank regularly conducts outreach efforts with its membership and with housing and economic development advocacy organizations throughout New England. The Bank also cultivates relationships with government officials at the federal, state, and municipal levels; key media outlets; nonprofit housing and community-development organizations; and regional and national trade and business associations to foster awareness of the Bank’s mission, activities, and value to members. The Bank works closely with the Council of Federal Home

Loan Banks and the Office of Finance to coordinate communications on a broader scale.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make a number of judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities (if applicable), and the reported amounts of income and expenses during the reported periods. Although management believes these judgments, estimates, and assumptions to be reasonably accurate, actual results may differ.

The Bank has identified four accounting policies that it believes are critical because they require management to make subjective or complex judgments about matters that are inherently uncertain, and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies include accounting for derivatives, the use of fair-value estimates, accounting for deferred premiums and discounts on prepayable assets, and the allowance for loan losses. The Bank’s Audit Committee has reviewed these policies.

Accounting for Derivatives

Derivative instruments are required to be carried at fair value on the statement of condition. Any change in the fair value of a derivative is required to be recorded each period in current period earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. All of the Bank’s derivatives are structured to offset some or all of the risk exposure inherent in its member-lending, mortgage-purchase, investment, and funding activities. Under SFAS 133, the Bank is required to recognize unrealized losses or gains on derivative positions, regardless of whether offsetting gains or losses on the underlying assets or liabilities being hedged are permitted to be recognized in a symmetrical manner. Therefore, the accounting framework imposed by SFAS 133 introduces the potential for considerable income variability. Specifically, a mismatch can exist between the timing of income and expense recognition from assets or liabilities and the income effects of derivative instruments positioned to mitigate market risk and cash-flow variability. Therefore, during periods of significant changes in interest rates and other market factors, the Bank’s reported earnings may exhibit considerable variability. The Bank emphasizes hedging techniques that are effective under the hedge-accounting requirements of SFAS 133. However, not all of the Bank’s hedging relationships meet the hedge-accounting requirements of SFAS 133. In some cases, the Bank has elected to retain or enter into derivatives that are economically effective at reducing risk but do not meet the hedge-accounting requirements of SFAS 133, either because the cost of the hedge was economically superior to nonderivative hedging alternatives or because no nonderivative hedging alternative was available. As required by Finance Board regulation and Bank policy, derivative instruments that do not qualify as hedging instruments pursuant to GAAP may be used only if the Bank documents a nonspeculative purpose.

A hedging relationship is created from the designation of a derivative financial instrument as either hedging the Bank’s exposure to changes in the fair value of a recognized asset, liability, or unrecognized firm commitment, or changes in future variable cash flows attributable to a recognized asset or liability or forecasted transaction. Fair-value hedge accounting allows for the offsetting changes in the fair value of the hedged risk in the hedged item to also be recorded in current period earnings. Highly effective hedges that use interest-rate swaps as the hedging instrument and that meet certain stringent criteria, including a fair value of zero on the date we commit to issue the hedged item, can qualify for “shortcut” fair-value hedge accounting. Shortcut accounting allows for the assumption of no ineffectiveness, which means that the change in fair value of the hedged item can be assumed to be equal to the change in fair value of the derivative. In many hedging relationships that use the shortcut method, the Bank may designate the hedging relationship upon its commitment to disburse an advance or trade a CO bond that settles within the shortest period of time possible for the type of instrument based on market settlement conventions. The Bank defines market settlement conventions to be five business days or less for advances and 30 calendar days or less, using a next business day convention, for CO bonds. In such circumstances, although the advance or CO bond will not be recognized in the financial statements until settlement date, we believe it meets the criteria for applying the shortcut method. We then record changes in the fair value of the derivative and hedged item beginning on trade date.

If the hedge does not meet the criteria for shortcut accounting, it is treated as a “long-haul” fair-value hedge, where the change in fair value of the hedged item must be measured separately from the derivative and effectiveness testing must be performed with results falling within established tolerances. If the hedge fails effectiveness testing, the hedge no longer qualifies for hedge accounting and the derivative is marked through current-period earnings without any offset related to the hedged item.

For derivative transactions that potentially qualify for long-haul fair-value hedge-accounting treatment, management must assess how effective the derivatives have been, and are expected to be, in hedging changes in the estimated fair values of the hedged items attributable to the risks being hedged. Hedge-effectiveness testing is performed at the inception of the hedging relationship and on an ongoing basis. The Bank performs testing at hedge inception based on regression analysis of the hypothetical performance of the hedge relationship using historical market data. The Bank then performs regression testing on an ongoing basis using accumulated actual values in conjunction with hypothetical values. Specifically, each month the Bank uses a consistently applied statistical methodology that uses a sample of at least 30 historical interest-rate environments and includes an R-square test, a slope test, and an F-statistic test. These tests measure the degree of correlation of movements in estimated fair values between the derivative and the related hedged item. For the hedging relationship to be considered effective, the R-square must be greater than 0.8, the slope must be between –0.8 and –1.25, and the computed F significance must be less than 0.05.

Given that a derivative qualifies for long-haul fair-value hedge-accounting treatment, the most important element of effectiveness testing is the price sensitivity of the derivative and the hedged item in response to changes in interest rates and volatility as expressed by their effective durations. The effective duration will be affected mostly by the final maturity and any option characteristics. In general, the shorter the effective duration, the more likely it is that effectiveness testing would fail. This is because, given a relatively short duration, the LIBOR leg of the swap is a relatively important component of the monthly change in the derivative’s estimated fair value, and there is no offsetting LIBOR leg in the hedged item. In this circumstance, the slope criterion is the more likely factor to cause the effectiveness test to fail.

The fair values of the derivatives and hedged items do not have any cumulative economic effect if the derivative and the hedged item are held to maturity, or mutual optional termination at par. Since these fair values fluctuate throughout the hedge period and eventually return to par value on the maturity date, the effect of fair values is normally only a timing issue.

For derivative instruments and hedged items that meet the requirement of SFAS 133 as described above, the Bank does not anticipate any significant impact on its financial condition or operating performance. For derivative instruments where no identified hedged item qualifies for hedge accounting under SFAS 133, changes in the market value of the derivative is reflected in monthly income. As of June 30, 2005, the Bank held a small portfolio of derivatives that is marked to market with no offsetting SFAS 133-qualifying hedged item including: $475.0 million of interest-rate swaptions where the Bank owns the right to receive a fixed rate and $446.0 million of interest-rate caps and $319.5 million of interest-rate swaps where the Bank pays a fixed rate and receives a floating-rate. The total fair value of these positions as of June 30, 2005, was an unrealized loss of $1.9 million. The following table shows the estimated differences in the fair value of these derivatives under alternative parallel interest-rate shifts:

Change in Fair Value of Undesignated Derivatives

June 30, 2005

(dollars in thousands)

	-100 basis points	-50 basis points	+50 basis points	+100 basis points

Change from base case	$24,199	$7,463	$(209)	$1,385

The fair values of these derivatives are intended to offset potential rapid increases in amortization of deferred premiums on prepayable assets and the change in market value of trading account securities. Bank projections of changes in value of the derivatives have been consistent with actual market conditions. For the balance-sheet risks that these derivatives hedge, changes in value historically have been directionally consistent with changes in actual market conditions.

Fair-Value Estimates

Certain of the Bank’s assets and liabilities, including investments classified as available-for-sale and trading, and all derivatives, are presented on the statement of condition at fair value. Under GAAP, the fair value of an asset, liability, or derivative is the amount at which that asset could be bought or sold, or that liability could be incurred or settled in a current transaction between willing parties, other than in liquidation. Fair values play an important role in the valuation of certain Bank assets, liabilities, and derivative transactions. Management also estimates the fair value of collateral that borrowers pledge against advance borrowings to confirm that collateral is sufficient to meet regulatory requirements and to protect against a loss.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market parameters. For financial instruments that are actively traded and have quoted market prices or parameters readily available, there is little to no subjectivity in determining fair value. If market quotes are not available, fair values are based on discounted cash flows using market estimates of interest rates and volatility or on dealer prices or prices of similar instruments. Pricing models and their underlying assumptions are based on management’s best estimates for discount rates, prepayments, market volatility, and other factors. These assumptions may have a significant effect on the reported fair values of assets and liabilities, including derivatives, and the related income and expense. The use of different models and assumptions as well as changes in market conditions could significantly affect the Bank’s financial position and results of operations.

Management classifies the fair values into one of the following categories:

1)              Market quotes readily available;

2)              Fair values derived from approved and independent valuation methodologies based on the inputs of market observables, such as yields, volatility and credit spreads; or

3)              Fair values derived from approved and independent valuation methodologies based on inputs for which market observables are less reliable or are not readily available.

The fair values for the Bank’s derivatives portfolio, hedged items in which the hedged risk is the risk of changes in fair value attributable to changes in the benchmark LIBOR interest rate, and investments classified as available-for-sale and trading are calculated internally by our risk management department.

Fair Value of Bank Portfolios by Pricing Method

As of June 30, 2005

Fair value based on:	Derivatives	Available for Sale Portfolio	Trading Portfolio

Quoted market prices	0%	0%	0%
Internal models with significant observable market parameters	99	25	100
Internal models with significant unobservable market parameters	1	75	0

For purposes of estimating the fair value of derivatives and items for which the Bank is hedging the changes in fair value attributable to changes in the designated benchmark interest rate, the Bank employs a valuation model which uses market data from the Eurodollar futures, cash LIBOR, U.S. Treasury obligations, and the U.S. dollar interest-rate-swap markets to construct discount and forward-yield curves using standard bootstrapping and smoothing techniques. “Bootstrapping” is the name given to the methodology of constructing a yield curve using shorter-dated instruments to obtain near-term discount factors progressing to longer-dated instruments to obtain the longer-dated discount factors. “Smoothing techniques” refer to the use of parametric equations to estimate a continuous series of discount factors by fitting an equation (representing a curve or line) to discount factors directly observed from market data. The model also calibrates an implied volatility surface from the at-the-money LIBOR cap/floor prices and the at-the-money swaptions prices. The application uses a modified Black-Karasinski process to model the term structure of interest rates.

Fair values of investments classified as available-for-sale or trading for which quoted market prices are not readily available are determined on the basis of spreads listed in dealer publications or dealer quotations, whereby the Bank attempts to obtain values from multiple securities dealers and uses the average of given spreads or values.

Deferred Premium/Discount Associated with Prepayable Assets

When the Bank purchases mortgage loans and MBS, it often pays an amount that is different than the unpaid principal balance. The difference between the purchase price and the contractual note amount is a premium if the purchase price is higher, and a discount if the purchase price is lower. SFAS 91 establishes accounting guidance that permits the Bank to amortize (or accrete) these premiums (or discounts) in a manner such that the yield recognized on the underlying asset is constant over the asset’s estimated life.

The Bank typically pays more than the unpaid principal balances when the interest rates on the purchased mortgages are greater than prevailing market rates for similar mortgages on the transaction date. The net purchase premiums paid, in accordance with SFAS 91, are then amortized using the constant-effective-yield method over the expected lives of the mortgages as a reduction in their book yields (that is, interest income). Similarly, if the Bank pays less than the unpaid principal balances due to interest rates on the purchased mortgages being lower than prevailing market rates on similar mortgages on the transaction date, the net discount is accreted in the same manner as the premiums, resulting in an increase in the mortgages’ book yields.

The constant-effective-yield amortization method is applied using expected cash flows that incorporate prepayment projections that are based on mathematical models that describe the likely rate of consumer refinancing activity in response to incentives created (or removed) by changes in interest rates. Changes in interest rates have the greatest effect on the extent to which mortgages may prepay. When interest rates decline, prepayment speeds are likely to increase, which accelerates the amortization of premiums and the accretion of discounts. The opposite occurs when interest rates rise.

Mortgage loans are stratified into multiple portfolios according to common characteristics, such as coupon-interest rate, final original maturity, and the type of mortgage (that is, conventional or FHA/VA). For MBS, the Bank estimates prepayment speeds on each individual security using the most recent three months of historical constant prepayment rates, as available, or may subscribe to third-party data services that provide estimates of cash flows, from which the Bank determines expected asset lives. The constant-effective-yield method uses actual prepayments received and projected future prepayment speeds, as well as scheduled principal payments, to determine the amount of premium/discount that needs to be recognized so that the book yield of each mortgage-loan portfolio and each MBS is constant for each month until maturity.

Amortization of mortgage premiums could accelerate in falling interest-rate environments or decelerate in rising interest-rate environments. Exact trends will depend on the relationship between market interest rates and coupon rates on outstanding mortgage assets, the historical evolution of mortgage interest rates, the age of the mortgage loans, demographic and population trends, and other market factors.

Changes in amortization will also depend on the accuracy of prepayment projections compared to actual experience. Prepayment projections are inherently subject to uncertainty because it is difficult to accurately predict future market conditions and difficult to accurately predict the response of borrowing consumers in terms of refinancing activity to future market conditions even if the market conditions were known. In general, lower interest rates are expected to result in the acceleration of premium and discount amortization and accretion, compared to the effect of higher interest rates that would tend to decelerate the amortization and accretion of premiums and discounts.

The effect on net income from the amortization and accretion of premiums and discounts on mortgage loans and MBS for the six months ended June 30, 2005, and for the years ended December 31, 2004 and 2003, was a net expense of $13.3 million, $26.0 million, and $24.1 million, respectively.

Allowance for Loan Losses

Advances. The Bank has experienced no credit losses on advances and management currently does not anticipate any credit losses on advances. Based on the collateral held as security for advances, management’s credit analyses, and prior repayment history, no allowance for losses on advances is deemed necessary. The Bank is required by statute to obtain sufficient collateral on advances to protect against losses, and to accept as collateral on such advances only certain types of qualified collateral, which are primarily U.S. government or government-agency securities, residential-mortgage loans, deposits in the Bank, and other real-estate-related assets.

At June 30, 2005, December 31, 2004, and December 31, 2003, and December 31, 2002, the Bank had rights to collateral, either loans or securities, on a member-by-member basis, with an estimated fair value in excess of outstanding advances. Management believes that policies and procedures are in place to appropriately manage the credit risk associated with advances.

Mortgage Loans. The Bank purchases both conventional mortgage loans and FHA/VA mortgage loans under the MPF program. FHA/VA loans are government-guaranteed and as such, management has determined that no allowance for losses is necessary for such loans. Conventional loans, in addition to having the related real estate as collateral, are also credit enhanced either by qualified collateral pledged by the member, or by SMI purchased by the member. The CE is the PFI’s potential loss in the second-loss position. It absorbs a percentage of realized losses prior to the Bank having to incur an additional credit loss in the third-loss position.

The Bank stratifies the conventional portfolio between loan pools that are credit enhanced to the equivalent of a AA long-term credit rating, and those loan pools that are credit enhanced to the equivalent of an A long-term credit rating. The Bank’s risk-sharing arrangements, as described in the previous paragraph, and the underwriting characteristics of the mortgage loans, are the primary factors used to determine the equivalent long-term credit ratings of the Bank’s loan pools. As noted in the following paragraph, the equivalent long-term credit ratings of the Bank’s loan pools are a significant factor in determining the adequacy of the allowance.

The allowance considers probable incurred losses that are inherent in the portfolio, but have not yet been realized. The allowance for the Bank’s conventional loan pools is based on an analysis of the performance of the Bank’s loan portfolio, general economic conditions, the credit value of the Bank’s risk-sharing arrangements as expressed by the equivalent long-term credit rating of the Bank’s loan pools, and an analysis of loan-reserve levels used by Fannie Mae and Freddie Mac, the GSEs comprising the bulk of the secondary mortgage market. The loan-loss reserve levels of Fannie Mae and Freddie Mac incorporate the best estimates for losses on a seasoned, diversified, national portfolio of mortgage loans with similar underwriting standards to the MPF program. The Bank’s analysis also incorporates the historical loss experience for similarly rated residential MBS over the expected life of the Bank’s conventional loan pools. The Bank relies on this approach, as MPF is a relatively new program and the Bank has limited loss history. Management reviews the allowance on a regular basis and anticipates moving away from the GSE-indexing methodology and relying primarily on the actual loss experience of the MPF portfolio. Management will begin to rely primarily on the Bank’s actual loss experience when the MPF portfolio is sufficiently seasoned to allow the Bank to reasonably estimate probable losses based on its own loss experience.

The process of determining the allowance for loan losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. Due to variability in the data underlying the assumptions made in the process of determining the allowance for loan losses, estimates of the portfolio’s inherent risks will change as warranted by changes in the economy, particularly the residential mortgage market and changes in house prices. The Bank periodically reviews general economic conditions to determine if the loan-loss reserve is adequate in view of economic or other risk factors that may affect markets in which the Bank’s mortgage loans are located. The degree to which any particular change would affect the allowance for loan losses would depend on the severity of the change.

As of June 30, 2005, December 31, 2004, and December 31, 2003, the allowance for loan losses on the conventional mortgage-loan portfolio stood at $1.5 million, $1.4 million, and $1.3 million, respectively. The allowance reflects the Bank’s understanding of probable incurred losses inherent in the MPF portfolio as of June 30, 2005.

RECENT ACCOUNTING DEVELOPMENTS

EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the FASB reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of EITF 03-1 must be applied prospectively to all current and future investments accounted for in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. In the third quarter of 2004, the FASB issued proposed staff positions to provide guidance on the application and scope of certain paragraphs and to defer the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1. The disclosure requirements of EITF 03-1 were effective for fiscal years ending after December 15, 2003, and are provided in Note 7 to the annual financial statements. In June 2005, the FASB announced that the impairment measurement and recognition provisions of EITF 03-1 will be superceded in a staff position expected to be issued in the third quarter of 2005, which is expected to be effective for other-than-temporary impairment analysis conducted for periods beginning after September 15, 2005. The impact of the proposed staff position, if any, to the Bank’s investment portfolios will not be known until the final staff position is issued.

Adoption of SFAS 150. The FASB issued SFAS 150, in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.

The Bank adopted SFAS 150 as of January 1, 2004, based on the SFAS 150 definition of a nonpublic entity, the definition of an SEC registrant in FASB Staff Position No. 150-3, and related implementation guidance as it relates to both the Bank’s member shares and its COs. The Bank is a cooperative whose member financial institutions own all of the Bank’s capital stock. Member shares cannot be purchased or sold except between the Bank and its members at $100 per share par value, the Bank does not have equity securities that trade in a public market, and the Bank is not in the process of registering equity securities with the SEC for the purpose of a sale of equity securities in a public market. Additionally, although the Bank is a nonpublic entity, the Bank does issue joint and several COs that can be traded in a public market. The public nature of the COs, addressed in the SFAS 150 implementation guidance, is the primary reason for the adoption of SFAS 150 on January 1, 2004.

In compliance with SFAS 150, the Bank will reclassify stock subject to redemption from equity to liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains nonmember status by merger or acquisition, charter termination, or involuntary termination from membership, since the shares of capital stock will then meet the definition of a mandatorily redeemable financial instrument. We do not take into consideration our members’ right to cancel a redemption request in determining when shares of capital stock should be classified as a liability, because such cancellation would be subject to a cancellation fee equal to two percent of the par amount of the shares of Class B stock that is the subject of the redemption notice. Shares of capital stock meeting this definition are reclassified to a liability at fair value. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense on the statement of income. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the statement of cash flows.

If a member cancels its written notice of redemption or notice of withdrawal, the Bank will reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock will no longer be classified as interest expense.

On January 1, 2004, the Bank reclassified $8.7 million of its outstanding capital stock to “mandatorily redeemable capital stock” in the liability section of the statement of condition. For the year ended December 31, 2004, dividends on mandatorily redeemable capital stock in the amount of $1.3 million were recorded as interest expense.

Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Note 13 – Capital, located in the footnotes of the December 31, 2004 Financial Statements, for more information, including significant restrictions on stock-redemption.

Adoption of SOP 03-3. The American Institute of Certified Public Accountants issued Statement of Position 03-3 (herein referred to as “SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer, in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual, or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. The Bank adopted SOP 03-3 as of January 1, 2005. At the time of adoption, the Bank has determined that the requirements of SOP 03-3 will not have a material impact on the Bank’s results of operations or financial condition.

RECENT LEGISLATIVE AND REGULATORY DEVELOPMENTS

Proposed Changes to GSE Regulation

On October 26, 2005, the House of Representatives approved legislation that would create a new regulator for Fannie Mae, Freddie Mac, and the FHLBanks. The legislation would eliminate, among other things, the Office of Federal Housing Enterprise Oversight and the Finance Board and combine their functions into a single, new regulator for the three GSEs. Similar legislation was approved by the Senate Banking Committee earlier in the year. It is impossible to predict whether the full Senate would approve such GSE legislation, whether any such change in regulatory structure ultimately would be signed into law, or if enacted, what effect such legislation would have on the Bank and the FHLBank System.

Federal Reserve Policy Regarding Payments System Risk

The Federal Reserve Board in September 2004 announced, through Docket No.OP-1182, that it has revised its Policy Statement on Payments System Risk (PSR policy) concerning interest and redemption payments on securities issued by GSEs and certain international organizations. The Federal Reserve Banks are currently processing and posting these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury securities’ interest and redemption payments, even if the issuer has not fully funded its payments. The revised policy requires that, beginning July 20, 2006, Federal Reserve Banks will release these interest and redemption payments as directed by the issuer provided the issuer’s Federal Reserve account contains sufficient funds to cover them. While the issuer will determine the timing of these payments during the day, each issuer will be required to fund its interest and redemption payments by 4:00 p.m. Eastern Time in order for the payments to be processed that day. Also beginning July 20, 2006, the revised policy will align the treatment of the general corporate account activity of GSEs and certain international organizations with the treatment of activity of other account holders that do not have regular access to the discount window and thus are not eligible for intraday credit. Such treatment will include applying a penalty fee to daylight overdrafts resulting from these entities’ general corporate payment activity.

The Federal Reserve Board’s decision to revise its PSR policy only affects the Bank’s intra-day liquidity, not its overall liquidity position. Consequently, the Bank will manage its intra-day liquidity by forecasting and identifying specific business days that represent high liquidity risk. An example may be a date the Bank has a large debt payment scheduled.

The Bank has three main strategies to mitigate this potential intra-day liquidity risk:

1.               Since cash proceeds from DN issuance are available in the morning, the Bank plans to actively utilize the DN market such that the DNs would settle on days with large anticipated bond maturities.

2.               The Bank maintains sufficient unencumbered securities collateral to enter into repurchase agreement transactions to mitigate liquidity risk. The repurchase-agreement transactions would settle on a delivery-versus-payment basis no later than 3:00 p.m. Eastern Time deadline (assuming no extension). Moreover, to ensure that the return of funds on money-market investments is compliant with the 4:00 p.m. Eastern Time settlement deadline for principal and interest payments on CO bonds, the Bank can utilize reverse-repurchase agreements, which would also require settlement by 3:00 p.m. Eastern Time.

3.               The Bank can move the advance-repayment deadline on its members earlier than the current 5:00 p.m. Eastern Time target. This method would be considered a last resort to mitigate the Bank’s liquidity risk. The Bank would fully consider the impact on its members and would not utilize this method unless the Bank deemed it to be absolutely necessary.

The FHLBanks are evaluating the impact of this proposed change on their operations. Among other impacts, these changes will affect the FHLBanks’ cash-management routines and related business practices. However, it is not possible to reliably predict what, if any, changes will be made and what effect the changes would have on the FHLBanks.

Delay in Publication of the FHLBanks’ Combined Financial Reports; Intended Restatements by the Office of Finance and Certain FHLBanks; Delays in Certain FHLBanks’ SEC Registration

The Office of Finance has not yet published the FHLBanks’ 2004 third quarter combined Financial Report, 2004 full-year combined Financial Report, or any 2005 combined Financial Reports. In addition, the Office of Finance has announced that its board of directors had decided to restate the FHLBanks’ combined financial statements for the years ended December 31, 2001, 2002, and 2003, and subsequent interim periods. The Office of Finance has stated that the delays in publication and intended restatements were the result of certain regulatory and accounting matters at some of the FHLBanks. The Office of Finance has also stated that it expects to delay publication of the FHLBanks’ combined Financial Reports until all of the FHLBanks have completed their registration with the SEC. By Finance Board regulation, each FHLBank was required to register a class of its equity securities under the Securities Act of 1934 and to ensure that the registration became effective no later than August 29, 2005. Only two of the FHLBanks met the regulatory deadline for registration and five FHLBanks have announced that they will restate prior period financial statements. It is uncertain at this time what effect, if any, the delays in publication, the delays in registration, or the intended restatements will have on the cost of FHLBank System debt, the timing of the issuance of new FHLBank System debt, or other aspects of the Bank’s operations.

Capital Plans Implementation Status

The FHLBanks were required to begin implementing new capital plans in 2002. Until an FHLBank implements its new capital plan, the prior capital requirements applicable to the FHLBank will remain in effect. The FHLBanks of Cincinnati, Pittsburgh, and Seattle implemented new capital plans during 2002; the FHLBanks of Indianapolis, Des Moines, and Dallas implemented new capital plans during 2003; and the FHLBanks of Atlanta, Boston, San Francisco, and Topeka implemented new capital plans during 2004.

The FHLBank of Chicago has announced that it will delay implementation of its capital plan until December 31, 2006, or until a time mutually agreed upon with the Finance Board. The FHLBank of New York stated that it anticipates that it will implement its capital plan in the last quarter of the 2005. The existing capital structure of each of the FHLBanks of Chicago and New York will remain in place until their respective capital plans are implemented. Under the new capital plans, the FHLBanks are subject to various risk-based capital rules. It is uncertain at this time what effect, if any, the delay in implementing these capital plans will have on the cost of FHLBank System debt or other aspects of the Bank’s operations.

RECENT REGULATORY ACTIONS AND CREDIT RATING AGENCY ACTIONS

All FHLBanks have joint and several liability for FHLBank COs. The joint and several liability regulation of the Finance Board authorizes the Finance Board to require any FHLBank to repay all or a portion of the principal or interest on COs for which another FHLBank is the primary obligor. The Bank has never been asked or required to repay the principal or interest on any CO on behalf of another FHLBank. The par amount of the outstanding COs of all 12 FHLBanks was $908.3 billion at June 30, 2005, $869.2 billion at December 31, 2004, and $759.5 billion at December 31, 2003.

Some of the FHLBanks have been the subject of regulatory actions pursuant to which their boards of directors and/or management have agreed with the Office of Supervision of the Finance Board to, among other things, maintain higher levels of capital. While supervisory agreements generally are publicly announced by the Finance Board, the Bank cannot provide assurance that it has been informed or will be informed of regulatory actions taken at other FHLBanks. In addition, the Bank or any other FHLBank may be the subject of regulatory actions in the future.

S&P has downgraded three of the FHLBanks’ individual long-term credit ratings from AAA to AA+. Moody’s has not downgraded any FHLBanks’ individual long-term credit ratings from AAA. Changes in FHLBank individual long-term credit ratings do not necessarily affect the credit rating of the consolidated obligations issued on behalf of the FHLBanks. Rating agencies may from time to time, change a rating because of various factors, including operating results or actions taken, business developments, or changes in their opinion regarding, among other things, the general outlook for a particular industry or the economy. In addition, the Bank cannot provide assurance that rating agencies will not reduce the Bank’s ratings or those of the FHLBank System or any other FHLBank in the future.

The Bank has evaluated the known regulatory actions and individual long-term credit rating downgrades as of June 30, 2005, and as of each period end presented and has determined that they have not materially increased the possibility that the Bank will be required by the Finance Board to repay any principal or interest associated with consolidated obligations for which the Bank is not the primary obligor.

ITEM 3. PROPERTIES

The Bank occupies 60,774 square feet of leased office space at 111 Huntington Avenue, Boston, Massachusetts 02199. The Bank also maintains 9,969 square feet of leased property for an off-site back-up facility in Westborough, Massachusetts. The Bank believes its properties are adequate to meet its requirements for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Bank is a cooperative, its members or former members own all of the outstanding capital stock of the Bank, and a majority of the directors of the Bank are elected by and from the membership. The exclusive voting right of members is for the election of a portion of the Bank’s directors who are not appointed by the Finance Board. Furthermore, each member is eligible to vote for the open director seats only in the state in which its principal place of business is located. Membership is voluntary, and members must give notice of their intent to withdraw from membership. Members that withdraw from membership may not be readmitted to membership for five years.

The Bank does not offer any compensation plan under which equity securities of the Bank are authorized for issuance.

Member institutions, including affiliated institutions under common control of a single holding company, holding five percent or more of the outstanding capital stock of the Bank as of June 30, 2005, are noted in the following table.

Members Holding five Percent or More of

Outstanding Capital Stock

(dollars in thousands)

Member Name and Address	Capital Stock	Percent of Total Capital Stock

Webster Bank, N.A.	$149,976	7.1%
145 Bank Street
Waterbury, Connecticut 06702

Banknorth, N.A.	110,954	5.3
One Portland Square
Portland, ME 04112

Citizens Bank of Massachusetts *	93,524	4.5
28 State Street
Boston, MA 02109

Citizens Bank of Rhode Island *	50,659	2.4
One Citizens Plaza
Providence, RI 02903

Citizens Bank of New Hampshire *	39,031	1.9
875 Elm Street
Manchester, NH 03101

Citizens Bank of Connecticut *	24,273	1.1
63 Eugene O’Neill Drive
New London, CT 06320

*      Citizens Bank of Massachusetts, Citizens Bank of Rhode Island, Citizens Bank of New Hampshire, and Citizens Bank of Connecticut are affiliated institutions under the common control of a single holding company, Citizens Financial Group. The combined amount of capital stock for these affiliated institutions represents 9.9 percent of total capital stock of the Bank.

Additionally, due to the fact that a majority of the board of directors of the Bank is elected from the membership of the Bank, these elected directors serve as officers or directors of member institutions that own the Bank’s capital stock. The following table provides capital stock outstanding to member institutions whose officers or directors were serving as directors of the Bank as of June 30, 2005 (dollars in thousands):

Member Name and Address	Capital Stock	Percent of Total Capital Stock

Union Savings Bank	$17,589	0.84%
226 Main Street
Danbury, Connecticut 06810

Bank of Newport	11,495	0.55
10 Washington Square
Newport, Rhode Island 02840

South Shore Savings Bank	10,669	0.51
1530 Main Street
South Weymouth, Massachusetts 02190

Wainwright Bank & Trust Company	8,810	*
63 Franklin Street
Boston, Massachusetts 02110

Central Cooperative Bank	8,300	*
399 Highland Avenue
Somerville, Massachusetts 02144

Androscoggin Savings Bank	5,747	*
30 Lisbon Street
Lewiston, Maine 04240

Mascoma Savings Bank, FSB	5,236	*
67 North Park Street
Lebanon, New Hampshire 03766

Northwest Community Bank **	2,918	*
86 Main Street
Winsted, Connecticut 06098

East Boston Savings Bank	2,867	*
67 Prospect Street
Peabody, Massachusetts 01960

Newport Federal Savings Bank	2,228	*
100 Bellevue Avenue
Newport, Rhode Island 02840

Passumpsic Savings Bank	2,416	*
124 Railroad Street
St. Johnsbury, Vermont 05819

Litchfield Bancorp **	1,926	*
294 West Street
Litchfield, Connecticut 06759

Depositors Insurance Fund	1,085	*
One Linscott Road
Woburn, MA 01801
Total stock ownership by members whose officers serve as directors of the Bank	$81,286	3.87%

* Represents ownership of less than 0.50 percent
** Subsidiaries of the same holding company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The Bank is governed by a 15-member board of directors. All directors are New Englanders. Member financial institutions elect eleven of the directors. The Finance Board appoints four. Another four directorships may be appointed, however, the Finance Board has chosen not to fill these vacancies to date. There are no family relationships between any director, executive officer, or person nominated to become a director or executive officer. No director or executive officer has an involvement in any legal proceeding disclosable pursuant to Item 401(f).

Directors Elected by Members

Directors elected by the Bank’s members, including one appointed to fill a vacancy of an elected director, have provided the following information about their principal occupation, business experience, and other matters. Each director serves a three-year term, ending on December 31 of his or her third year of directorship. None of the Bank’s directors serve as executive officers of the Bank.

Stephen F. Christy, age 55, president and chief executive officer of Mascoma Savings Bank, FSB located in Lebanon, New Hampshire. Mr. Christy has served as a director since January 1, 2002, and his current term as a director expires on December 31, 2007. Mr. Christy has been president and chief executive officer of Mascoma Savings Bank, FSB for the past 15 years.

Steven A. Closson, age 56, president and chief executive officer of Androscoggin Savings Bank, located in Lewiston, Maine. Mr. Closson has served as a director since January 1, 2004, and his term as a director expires on December 31, 2006. Mr. Closson joined Androscoggin Savings Bank as a senior vice president and treasurer in 1987. He was promoted to president and chief executive officer and elected to the board of directors in 1991.

Arthur R. Connelly, age 60, chairman and chief executive officer of South Shore Savings Bank, located in South Weymouth, Massachusetts. Mr. Connelly has served as a director since January 1, 1997, and his current term as a director expires on December 31, 2006. Mr. Connelly became chairman and chief executive officer of South Shore Savings Bank at its creation in 1997. He also serves as a director of The Savings Bank Life Insurance Company of Massachusetts, and as a director of Americas’ Community Bankers.

Peter F. Crosby, age 55, president, chief executive officer, and trustee of Passumpsic Savings Bank and president, chief executive officer, and director of Passumpsic Bancorp, located in St. Johnsbury, Vermont. Mr. Crosby joined Passumpsic in 1973. He has served as a director of the Bank since January 1, 2005, and his term as a director expires on December 31, 2007.

John H. Ellis, age 65, director of Bank Newport, located in Newport, Rhode Island. Mr. Ellis previously served as president and chief executive officer of Bank of Newport. Mr. Ellis was first named president and chief executive officer of Bank of Newport in 1999, and retired in 2003 after 42 years in banking. Mr. Ellis has served as a director since January 1, 1998, and his current term as a director expires on December 31, 2005.

Charles F. Frosch, age 60, president and chief executive officer of Union Savings Bank, located in Danbury, Connecticut. Mr. Frosch has served as a director since January 1, 1998, and his current term as a director expires on December 31, 2006. Mr. Frosch has served as president and chief executive officer of Union Savings Bank since 1982. Mr. Frosch also serves as a director for the Independent Community Bankers of America.

Mark E. Macomber, age 59, president and chief executive officer of Litchfield Bancorp, located in Litchfield, Connecticut. Mr. Macomber is also a nonvoting, ex-officio director of Northwest Community Bank located in Winsted, Connecticut, as well as president and chief executive officer of Connecticut Mutual Holding Company, the mutual holding company for Litchfield Bancorp and Northwest Community Bank. Mr. Macomber became president and chief executive officer of Litchfield Bancorp in March 1994. Mr. Macomber has served as a director since April 16, 2004, and his term as a director expires on December 31, 2005.

Kevin M. McCarthy, age 57, president and chief executive officer of Newport Federal Savings Bank, located in Newport, Rhode Island. Mr. McCarthy became president and chief executive officer of Newport Federal Savings Bank in June 1993. Mr. McCarthy has served as a director since January 1, 2004, and his term as a director expires on December 31, 2006.

Jan A. Miller, age 55, president, chief executive officer and director of Wainwright Bank & Trust Company, located in Boston, Massachusetts. Mr. Miller became president and chief executive officer of Wainwright in 1997. Mr. Miller has served as a director since January 1, 2004, and his term as a director expires on December 31, 2006.

William P. Morrissey, age 77, executive vice president and chief operating officer of Central Co-operative Bank, headquartered in Somerville, Massachusetts since 1992. Prior to 1992, he served as executive vice president for corporate affairs at Boston Five Cents Savings Bank and as Deputy Commissioner of Banks for the Commonwealth of Massachusetts. Mr. Morrissey had served as a director from October 19, 1990, through December 31, 1996, and again was elected as director on January 1, 1999, and again on January 1, 2005. His current term as a director expires on December 31, 2007. Mr. Morrissey has held his position at Central Co-operative Bank for the past five years.

Robert F. Verdonck, age 59, president and chief executive officer of East Boston Savings Bank, located in Peabody, Massachusetts. He also serves as president and chief executive officer of Meridian Financial Services, Inc., holding company for East Boston Savings Bank. He has held various positions at East Boston Savings Bank for the past 21 years. Mr. Verdonck also serves as an independent trustee of John Hancock Variable Series Trust; as a director of The Savings Bank Life Insurance Company of Massachusetts; and a director of Depositors Insurance Fund, a member of the Bank. He has served as a director of the Bank since January 1, 1998, and his term as a director will expire on December 31, 2005. Mr. Verdonck has been elected to serve as chairman of the board in 2004 and 2005.

Directors Appointed by the Finance Board

Directors appointed by the Finance Board have provided the following information about their principal occupation, business experience, and other matters. Each director serves a three-year term, ending on December 31 of his or her third year of directorship.

Thomas R. Eaton, age 55, New Hampshire State Senator, located in Concord, New Hampshire. Senator Eaton was elected to the New Hampshire Senate in 1999. He has served as a director since January 29, 2003, and his term as a director expires on December 31, 2005. Senator Eaton has been elected to serve as vice chairman of the board for 2005.

Joyce H. Errecart, age 55, Representative to the Vermont House of Representatives, located in Montpelier, Vermont. Rep. Errecart has served as a director since January 23, 2004, and her term as a director expires on December 31, 2006. Rep. Errecart was elected to the Vermont House in 2002. Prior to holding public office, Rep. Errecart served as Vermont’s Commissioner of Taxes and practiced law both independently and, from 1994 to 2002, with the law firm of Bergeron, Paradis & Fitzpatrick of Burlington, Vermont.

Ann R. Robinson, age 43, attorney and partner with the firm of Preti, Flaherty, Believeau, Pachios, and Haley, located in Augusta, Maine. Ms. Robinson has served as a director since January 29, 2003, and her term as a director expires on December 31, 2005. Ms. Robinson joined Preti, Flaherty, Believeau, Pachios, and Haley in 1988 and attained membership status in 1996. She specializes in legislative and regulatory law, with extensive experience in health, environmental, insurance, and professional regulation issues. She serves on the firm’s Management Committee and chairs its Legislative, Regulatory and Governmental Services Practice Group.

James. L. Taft, Jr., age 74, attorney and partner with the firm of Taft & McSally LLP, located in Cranston, Rhode Island. Mr. Taft has served as a director since January 23, 2004, and his term as a director expires on December 31, 2006. Mr. Taft engaged in general legal practice as proprietor of Taft & McSally law firm from 1955 to December 2000, and since then has continued that practice as partner of Taft & McSally LLP.

Directors’ Compensation

The Bank pays members of the board of directors fees for each board and committee meeting that they attend subject to an annual maximum amount for each director. The Finance Board establishes the maximum annual compensation amounts for the directors of all FHLBanks on an annual basis based on the percentage increase in the Consumer Price Index for all urban consumers (CPI-U) during the year. The amounts paid to the members of the board of directors for attendance at board and committee meetings during 2005 and 2004, along with the annual maximum compensation amounts for those years, are detailed in the following table:

Director Compensation

	2005	2004

Fee per board meeting
Chair of the board	$3,400	$3,200
Vice chair of the board	2,600	2,400
All other board members	1,900	1,800

Fee per committee meeting	750	750
Fee per telephonic conference call	500	500

Annual maximum compensation amount
Chair of the board	28,364	27,405
Vice chair of the board	22,692	21,924
All other board members	17,019	16,443

In addition, the Bank maintains a deferred-compensation plan available to all directors that is, in substance, an unfunded supplemental retirement plan. The plan’s liability consists of the accumulated compensation deferrals and accumulated earnings on these deferrals. The Bank’s obligation from this plan at December 31, 2004 was $1.3 million, and the obligation from this plan at December 31, 2003 was $1.2 million.

Executive Officers

The following table sets forth the names, titles, and ages of the executive officers of the Bank:

Name	Title	Age

Michael A. Jessee	President and Chief Executive Officer	58
Michael L. Wilson	Senior Executive Vice President and Chief Operating Officer	48
M. Susan Elliott	Executive Vice President, Member Services	51
Edward B. Dumas	Senior Vice President, Chief Risk Officer	44
John T. Eller	Senior Vice President, Housing and Community Investment	62
William P. Hamilton	Senior Vice President, Director of Public Affairs	50
Ellen M. McLaughlin	Senior Vice President, General Counsel and Corporate Secretary	53
Frank Nitkiewicz	Senior Vice President, Chief Financial Officer and Treasurer	44
William L. Oakley	Senior Vice President, Chief Information Officer	56

Michael A. Jessee has been president and chief executive officer of the Bank since May 1989. Before that, he served 12 years with the FHLBank of San Francisco as executive vice president and chief operating officer; executive vice president, economics and corporate policy; senior vice president and chief economist; and assistant vice president and director of research. Mr. Jessee also worked as an economist with the Federal Reserve Bank of New York and in corporate planning and correspondent banking with the Bank of Virginia. He holds a PhD., M.A., and M.B.A. from The Wharton School at the University of Pennsylvania, and a B.A. from Randolph-Macon College.

Michael L. Wilson has been senior executive vice president and chief operating officer of the Bank since August 1999. Previously, he served as executive vice president of finance from October 1997 to August 1999, and senior vice president of planning and research from January 1994 to October 1997. Prior to his employment with the Bank, Mr. Wilson served as the director of the office of policy and research with the Finance Board in Washington, D.C. He joined the Finance Board in 1992. Prior to joining the Finance Board, he was vice president and director of research for the U.S. League of Savings Institutions in Chicago and Washington, D.C. Mr. Wilson holds an M.S. in economics from the University of Wisconsin-Madison and a B.A. in economics and political science from the University of Wisconsin-Milwaukee.

M. Susan Elliott has been executive vice president of member services of the Bank since January 1994. She previously served as senior vice president and director of marketing from August 1992 to January 1994. Ms. Elliott joined the Bank in 1981. Ms. Elliott holds a B.S. from the University of New Hampshire and an M.B.A. from Babson College.

Edward B. Dumas has been senior vice president and chief risk officer of the Bank since May 2004. Previously, he served as director of capital market analytics at FleetBoston Financial, where he was also co-chair of the corporation’s valuation committee. He joined the Bank of Boston (a predecessor of FleetBoston Financial) in 1996. Prior to joining the Bank of Boston, he developed supervisory policies for risk management of financial derivatives at the Office of the Comptroller of the Currency. Mr. Dumas holds a Ph.D. and M.A. in economics and a B.A. in physics from the University of California-Santa Barbara.

John T. Eller has been senior vice president and director of housing and community investment of the Bank since March 2004. Previously, he served as first vice president and assistant director of housing and community investment. He joined the Bank in 1991. Prior to his employment with the Bank, Mr. Eller served as president of Eller & Associates, Inc, executive director of the Massachusetts Housing Finance Agency, associate vice president of the University of Massachusetts, and director of research and policy for the Office of the Speaker of the Massachusetts House of Representatives. Mr. Eller holds a B.A. from Hiram College and a Masters of Divinity degree from Andover Newton Theological School.

William P. Hamilton has been senior vice president and director of public affairs of the Bank since June 2000. Prior to his employment with the Bank, he served for seven years as vice president and director of external affairs for the Federal Home Loan Bank of Seattle. Mr. Hamilton holds a J.D. from George Washington University’s National Law Center and a B.A. from Washington State University. He is also a member of the Washington State Bar Association.

Ellen M. McLaughlin has been senior vice president, general counsel of the Bank since August 2004. She previously served as vice president, associate general counsel from 2000 to July 2004. Ms. McLaughlin joined the Bank in 1990. She earned a J.D. from Suffolk University Law School and an L.L.M. from Boston University School of Law. She is a member of the Massachusetts Bar Association.

Frank Nitkiewicz has been senior vice president, chief financial officer and treasurer of the Bank since August 1999. Previously, he served as senior vice president and treasurer from October 1997 to August 1999. Mr. Nitkiewicz joined the Bank in 1991. He holds an M.B.A from the Kellogg Graduate School of Management at Northwestern University and a B.S. and a B.A. from the University of Maryland.

William L. Oakley has been senior vice president and chief information officer of the bank since May 2004. Mr. Oakley came to the Bank from John Hancock Financial Services, Inc., where he served as vice president and chief technology officer from November 1996 to April 2004. Prior to his employment with John Hancock, he served as vice president, treasurer, and founding manager of American Business Insurors Corporation; vice president of technology services at United States Fidelity & Guaranty Company; senior vice president with Fidelity Investments; and vice president at American Fletcher National Bank. Mr. Oakley received his B.S. in computer technology from Purdue University.

Employment Arrangements

The Bank has no employment arrangements with any executive officer or director.

ITEM 6. Executive Compensation

The following table sets forth all compensation received from the Bank for the three fiscal years ended December 31, 2004, by the Bank’s chief executive officer and the four most highly paid executive officers (other than the chief executive officer) who were serving as executive officers at the end of 2004 (collectively, the “Named Executive Officers”). Annual compensation includes amounts deferred.

	Annual Compensation			All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Compensation ($)

Michael A. Jessee	2004	$500,000	$192,500	$45,486	(1), (2)
President and	2003	500,000	196,850	45,040
Chief Executive Officer	2002	475,000	198,360	36,367

Michael L. Wilson	2004	303,000	86,537	24,563	(1), (2)
Senior Executive Vice President and	2003	303,000	89,146	21,490
Chief Operating Officer	2002	290,000	39,710	23,193

M. Susan Elliott	2004	209,000	71,409	17,288	(1), (2)
Executive Vice President	2003	209,000	61,613	17,168
	2002	200,000	61,480	14,489

Frank Nitkiewicz	2004	207,600	59,291	16,610	(1), (2)
Senior Vice President,	2003	207,600	61,200	16,571
Chief Financial Officer and Treasurer	2002	200,000	61,480	14,023

Ellen M. McLaughlin	2004	150,908	58,123	11,189	(1)
Senior Vice President, General Counsel	2003	129,000	35,578	9,510
and Corporate Secretary	2002	120,000	29,508	7,984

(1)   The 2004 amounts for the Named Executive Officers include: (a) contributions made by the Bank to a defined contribution plan: Mr. Jessee, $41,811; Mr. Wilson, $23,529; Ms. Elliott, $16,237; Mr. Nitkiewicz, $16,128; and Ms. McLaughlin, $11,189, (b) insurance premiums paid by the Bank with respect to term-life insurance: Mr. Jessee, $3,675; Mr. Wilson, $1,034; Ms. Elliott, $1,051; and Mr. Nitkiewicz, $482.

(2)   To match and fund the Bank’s Benefit Equalization Plan (BEP) liability during 2004, 2003 and 2002, the Bank provided a collateral assignment split-dollar life insurance policy for which the applicable Named Executive Officers have rights to a cash surrender value, not to exceed the present value of their benefit under the BEP. To the extent the cash value offsets a liability under the BEP, the liability under the plan will be reduced. The premium of the term-life component of the policy has been separately disclosed in footnote 1 above. The benefits under the BEP are reported below.

Retirement Plan

The Bank participates in the Financial Institutions Retirement Fund (FIRF) to provide retirement benefits for eligible employees. Employees become eligible to participate in FIRF after the completion of 12 consecutive months of employment with the Bank and the attainment of age 21. FIRF excludes hourly paid employees from participation. Benefits under FIRF are based on the participant’s years of service and salary. A participant may elect early retirement as early as age 45. However, a participant’s normal retirement benefits will be reduced by an early retirement reduction factor based on age at early retirement.

Participants become vested in FIRF benefits over a five-year vesting period in equal 20 percent increments per year. Following the completion of five years of vesting service, or in the event of a participant’s attainment of age 65, a participant becomes 100 percent vested in his/her accrued benefit under FIRF.

Benefit Equalization Plan

The Bank also maintains a BEP, which is a nonqualified, unfunded defined-benefit plan covering certain senior officers, as defined in the plan. A BEP ensures, among other things, that participants receive the full amount of benefits to which they would have been entitled under their pension plans in the absence of limits on benefits levels imposed by the Internal Revenue Service.

The following table shows annual benefits payable from FIRF and BEP combined upon retirement at age 65 and calculated in accordance with the formula currently in effect for specified years-of-service and remuneration classes for the Bank participating in both plans. Retirement benefits are not subject to any offset provision for Social Security benefits that are received in the defined-benefit plans.

	Years of Service
Remuneration	15	20	25	30	35	40

200,000	$71,250	$95,000	$118,750	$142,500	$160,000	$160,000
300,000	106,875	142,500	178,125	213,750	240,000	240,000
400,000	142,500	190,000	237,500	285,000	320,000	320,000
500,000	178,125	237,500	296,875	356,250	400,000	400,000
600,000	213,750	285,000	356,250	427,500	480,000	480,000
700,000	249,375	332,500	415,625	498,750	560,000	560,000
800,000	285,000	380,000	475,000	570,000	640,000	640,000
900,000	320,625	427,500	534,375	641,250	720,000	720,000

Benefits payable from these defined benefit plans are computed based upon the following factors:

•      Formula: 2.375 percent x high three-year average compensation x credited years of service (not to exceed 80 percent of high three-year average compensation);

•      Compensation is the highest three-year compensation (salary and bonus) paid in the year; and

•      The regular form of retirement benefits is a straight-life annuity including a lump-sum retirement death benefit.

Credited Years of Service

The estimated credited years of service for the Bank’s executive officers are as follows: Michael A. Jessee, 27 years of service, Michael L. Wilson, 11 years of service, M. Susan Elliott, 23 years of service, Frank Nitkiewicz, 13 years of service, and Ellen McLaughlin, 14 years of service.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the Bank is a cooperative, capital-stock ownership is a prerequisite to transacting business with the Bank. During 2005, 2004, 2003, and 2002, the Bank was party to certain business transactions with member institutions related to directors of the Bank. These transactions were done in the ordinary course of business, with terms and conditions substantially the same as those prevailing for comparable transactions with other member institutions.

ITEM 8. LEGAL PROCEEDINGS

The Bank from time to time is subject to various pending legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material adverse effect on the Bank’s financial condition or results of operations.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Bank capital stock is issued and redeemed at its par value of $100 per share. The Bank’s stock is not publicly traded and can be held only by the Bank’s members.

During 2005, 2004, and 2003, the Bank declared quarterly cash dividends as outlined in the following table. Dividend rates are quoted in the form of an interest rate, which is then applied to each member’s average capital-stock-balance outstanding during the quarter to determine the dollar amount of the dividend that each member will receive. Dividends are solely within the discretion of the Bank’s board of directors. Generally, the dividend rate is based upon a spread to average short-term interest rates experienced during the quarter. However, there can be no assurance that the historical spreads will be sustained in the future, as dividends are dependant on the Bank’s quarterly earnings, its desire to increase retained earnings, as well as regulatory capital requirements.

Quarterly Dividends Declared

(dollars in thousands)

	2005			2004			2003
	Average		Annualized	Average		Annualized	Average		Annualized
	Capital	Dividend	Dividend	Capital	Dividend	Dividend	Capital	Dividend	Dividend
Quarter Ending	Stock	Amount	Rate	Stock	Amount	Rate	Stock	Amount	Rate

March 31	$2,135,423	$21,062	4.00%	$2,385,324	$12,751	2.15%	$2,304,177	$18,465	3.25%
June 30	2,103,558	22,289	4.25	1,924,593	11,963	2.50	2,555,749	20,071	3.15
September 30				1,846,449	13,910	3.00	2,496,776	19,194	3.05
December 31				1,909,622	16,801	3.50	2,416,865	16,753	2.75

Additionally, the Bank’s board of directors has declared a dividend rate for the three months ended September 30, 2005, equal to an annualized rate of 4.25 percent, totaling $22.5 million.

Dividends are subsequently paid to members in the month following each quarterend. Dividends may be paid only from current net earnings or previously retained earnings. In accordance with the FHLBank Act and Finance Board regulations, the Bank may not declare a dividend if the Bank is not in compliance with its minimum capital requirements or if the Bank would fall below its minimum capital requirements as a result of a dividend. The Bank also may not pay dividends to its members if the principal and interest due on any CO issued through the Office of Finance has not been paid in full, or under certain circumstances, if the Bank becomes a noncomplying FHLBank under Finance Board regulations as a result of its inability to comply with regulatory liquidity requirements or to satisfy its current obligations.

Additionally, under recent Finance Board guidance, until this registration statement becomes effective, the Bank must obtain Finance Board approval before any dividends may be declared and paid.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

The Bank issues letters of credit in the ordinary course of business. From time-to-time, the Bank provides standby letters of credit to support members’ letters of credit or obligations issued to support unaffiliated, third-party offerings of notes, bonds or other securities to finance housing-related projects. The Bank did not issue any standby letters of credit for this purpose during the first six months of 2005. The Bank issued $23.8 million, $28.2 million, and $5.9 million in standby letters of credit for this purpose during 2004, 2003 and 2002, respectively. To the extent that these letters of credit are securities for purposes of the Securities Act of 1933, the issuance of the letter of credit by the Bank is exempt from registration pursuant to section 3(a)(2) thereof.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Par Value

The par value of the Class B stock is $100 per share. Class B stock is issued, redeemed, repurchased, and transferred at par value.

Background

The GLB Act and Finance Board regulations require the FHLBanks to adopt capital plans that, when implemented, would provide them with sufficient capital to meet their minimum regulatory capital requirements. Each capital plan must include, among other things, provisions relating to the minimum investment required of each member, the classes of stock to be offered by the FHLBank (Class A, Class B, or both), the rights, terms, and preferences associated with each class of stock, the criteria for the redemption, repurchase, and transfer of FHLBank stock and the disposition of FHLBank stock held by institutions that withdraw from membership.

The new capital structure does not become effective with respect to an FHLBank until the effective date of its capital plan. Until the effective date, the Bank and its members remain subject to the capital-stock-related provisions of the FHLBank Act and Finance Board regulations that were in effect on the day prior to the enactment of the GLB Act.

Development of the Capital Plan

Beginning in the summer of 2000, the Bank analyzed various possible capital structures to meet the requirements of the GLB Act, Finance Board regulations, and the needs of its members. The Bank’s board of directors approved the capital plan on September 13, 2001. On October 26, 2001, the Bank submitted the capital plan to the Finance Board for its approval. In response to Finance Board staff comments, modifications were made to the capital plan. The Bank’s board of directors approved an amended version of the capital plan on April 25, 2002. On May 8, 2002, the Finance Board approved the Bank’s capital plan, subject to the Bank’s board of director’s adopting an amendment to the capital plan. The Bank’s board of directors approved the amendment on June 21, 2002. On March 21, 2003, and June 20, 2003, the Bank’s board of directors approved additional amendments to the capital plan. The Finance Board approved these amendments on August 6, 2003. The capital plan became effective on April 19, 2004 (the “effective date”).

Total Stock-Investment Requirement

General

The capital plan is designed to provide the Bank with sufficient capital to meet its minimum regulatory capital requirements. Toward this end, the capital plan requires that members purchase and maintain a certain minimum investment in the Class B stock of the Bank. This minimum investment is referred to as the total stock-investment requirement. A member’s total stock-investment requirement is the sum of the member’s membership stock-investment requirement and the member’s activity-based stock-investment requirement, if any. From time to time the Bank may rely on Class B stock held by members in excess of their total stock-investment requirements. When this is the case it may affect the ability of members to have their stock repurchased or redeemed.

Membership Stock-Investment Requirement

The initial membership stock-investment requirement on the effective date will be 0.35 percent of the member’s membership stock-investment base. The membership stock-investment base is an amount calculated in accordance with a formula specified in detail in the capital plan that is based on certain assets held by a member that are reflected on call reports submitted to applicable regulatory authorities, or if a member does not file such reports, then in similar data provided to the Bank. The membership stock-investment requirement on the effective date shall be determined based on the most recently filed call report available to the Bank. Notwithstanding the result obtained by multiplying the initial percentage by the membership stock-investment base, the initial membership stock-investment requirement of each member shall be no less than $10,000 and no more than $25 million.

As a condition of membership, each member is required to purchase and maintain the required amounts of Class B stock necessary to satisfy its membership stock-investment requirement. Following the effective date, a member’s membership stock-investment requirement will be recalculated annually by April 30 of each year based on a member’s most recent calendar yearend call report data. The Bank may, for a bona fide business purpose, recalculate a member’s membership stock-investment requirement between annual calculations.

Under the capital plan, the Bank’s board of directors may, from time to time, adjust the factors that determine the membership stock-investment requirement within certain ranges. The percentage requirement applied to the membership stock-investment base may range from 0.05 percent to 0.50 percent. The minimum membership stock-investment requirement may range from $5,000 to $50,000. The maximum membership stock-investment requirement may range from $5 million to $100 million.

Activity-Based Stock-Investment Requirement

The initial activity-based stock-investment requirement on the effective date is determined by calculating the sum of the following required holdings of Class B stock:

(1)   A member is required to hold Class B stock in an amount equal to 4.50 percent of the member’s outstanding principal balances of advances from the Bank.

(2)   A member is required to hold Class B stock in an amount equal to 0.00 percent of the member’s advance commitments with the Bank adjusted by the appropriate conversion factor found in Table 2 of Section 932.4(f) of the Finance Board’s regulations.

(3)   A member is required to hold Class B stock in an amount equal to 4.50 percent of the amount of standby letters of credit issued by the Bank on behalf of the member adjusted by the appropriate conversion factor in Table 2 of Section 932.4(f) of the Finance Board regulations.

(4)   A member is required to hold Class B stock in an amount equal to 4.50 percent of the value of intermediated derivative contracts between the member and the Bank which shall be equal to the sum of (1) the Bank’s current credit exposure for all intermediated derivative contracts between the Bank and the member, as calculated in accordance with Section 932.4(h)(1) of the Finance Board’s regulations and (2) the Bank’s potential future exposure for all intermediated derivative contracts between the Bank and the member, as calculated in accordance with Section 932.4(h)(2) of the Finance Board’s regulations.

(5)   A member is required to hold Class B stock in an amount equal to 4.50 percent of the principal balance of acquired member assets acquired by the Bank from the member that remain on the Bank’s statement of condition.

(6)   A member is required to hold Class B stock in an amount equal to 0.00 percent of the amount of delivery commitments issued to a member for acquired member assets to be held on the Bank’s statement of condition adjusted by the appropriate conversion factor found in Table 2 of Section 932.4(f) of the Finance Board regulations.

Acquired member assets or binding delivery commitments by the Bank to provide or purchase acquired member assets that are in existence prior to the effective date are subject exclusively to contractual requirements to hold capital stock, if any, that were in existence immediately prior to the effective date until they are no longer held by the Bank, and are not subject to any activity-based stock-investment requirement.

Each member is required to purchase and maintain the required amounts of Class B stock necessary to satisfy its activity-based stock-investment requirement while the activity-based assets to which the activity-based stock-investment requirement apply remain outstanding. A member’s activity-based stock-investment requirement is subject to change from time to time as the member’s activity with the Bank changes. On and after the effective date, a member that engages the Bank with respect to an activity-based asset must comply with any associated requirement to purchase additional Class B stock at the time the activity-based asset transaction occurs.

Under the capital plan, the Bank’s board of directors may, from time to time, change the percentages that determine the various components of the activity-based stock-investment requirement within certain ranges, as set forth below.

(1)   A member may be required to hold Class B stock in an amount ranging from between 3.00 percent and 6.00 percent of the amount of the member’s outstanding principal balances of advances.

(2)   A member may be required to hold Class B stock in an amount ranging between 0.00 percent and 6.00 percent of the amount of the member’s advance commitments with the Bank adjusted by the appropriate conversion factor found in Table 2 of Section 932.4(f) of the Finance Board regulations.

(3)   A member may be required to hold Class B stock in an amount ranging between 3.00 percent and 6.00 percent of the amount of standby letters of credit issued by the Bank on behalf of the member adjusted by the appropriate conversion factor in Table 2 of Section 932.4(f).

(4)   A member may be required to hold Class B stock in an amount ranging between 3.00 percent and 6.00 percent of the value of intermediated derivative contracts between the member and the Bank which shall be equal to the sum of (1) the Bank’s current credit exposure for all intermediated derivative contracts between the Bank and the member, as calculated in accordance with Section 932.4(h)(1) of the Finance Board’s regulations and (2) the Bank’s potential future exposure for all intermediated derivative contracts between the Bank and the member, as calculated in accordance with Section 932.4(h)(2) of the Finance Board’s regulations.

(5)   A member may be required to hold Class B stock in an amount ranging between 0.00 percent and 6.00 percent of the principal balance of acquired member assets acquired by the Bank from the member that remain on the Bank’s statement of condition.

(6)   A member may be required to hold Class B stock in an amount ranging between 0.00 percent to 6.00 percent of the amount of delivery commitments issued to a member for acquired member assets to be held on the Bank’s statement of condition adjusted by the appropriate conversion factor found in Table 2 of Section 932.4(f) of the Finance Board’s regulations.

The Bank’s board of directors adjusted the activity-based stock-investment requirement for acquired member assets sold by members under the MPF program to zero percent on October 18, 2004, provided that the acquired member assets were sold pursuant to (1) master commitments that were in existence on or after April 19, 2004 and remained open on October 18, 2004, and (2) new master commitments entered into on or after October 18, 2004. The Bank’s decision to suspend the activity-based stock-investment requirement for MPF loans gives members the opportunity to take better advantage of the MPF program while also enabling us to increase our leverage of existing paid-in capital. The suspension of the activity-based stock-investment requirement for acquired member assets sold under the MPF program will remain in effect at the discretion of the Bank’s board of directors. However, as further described below, our capital plan requires that the Bank notify its members at least 30 days but not more than 45 days in advance of the effective date of any subsequent adjustment to the activity-based stock-investment requirement.

In July 2005, the Bank’s board of directors approved a temporary reduction of the activity-based stock-investment requirement to three percent for all overnight advances. This reduction from 4.5 percent was made available for overnight advances disbursed after August 15, 2005. This reduction gives members the opportunity to take better advantage of overnight advances while enabling the Bank to increase its leverage of existing paid-in capital. The activity-based stock-investment requirement for all other advances remains at 4.5 percent. The Bank’s board of directors may make subsequent changes to the activity-based stock-investment requirement at any time, provided that members are given at least 30 days but no more than 45 days advance written notice.

Changes outside of these ranges would constitute an amendment to the capital plan that would require Finance Board approval.

Bank Monitoring of Member Compliance with Total Stock-Investment Requirement

The total stock-investment requirement for a member is the amount of Class B stock that equals the sum of the member’s membership stock-investment requirement and activity-based stock-investment requirement, in all events rounded up to the next $100 increment. These amounts must be maintained at all times by each member. The Bank will, on a continuing basis, monitor each member’s total stock-investment requirement and the member’s actual ownership of Class B stock and will send, transmit, or give the member written notice of the need to purchase additional Class B stock within seven days of determining that a deficiency exists. A member is required to purchase an amount of Class B stock necessary to satisfy the deficiency within seven days of the date that the Bank sends, transmits, or gives written notice to the member.

Adjustments to the Membership Stock-Investment Requirement or the Activity-Based Stock-investment Requirement

At least 30 days but not more than 45 days prior to implementing any adjustment to the membership stock-investment requirement or the activity-based stock-investment requirement, the Bank will transmit, send, or give members written notice of its intent to do so and the effective date of such adjustment. A member must purchase any additional Class B stock required to comply with such adjustment on or before the date specified by the Bank for such adjustment. A member may also achieve compliance with such an adjustment by sufficiently reducing its volume of activity-based assets on or before the date specified by the Bank for the adjustment. The Bank reserves the right to determine whether to apply any adjustment to the activity-based stock-investment requirement to activity-based assets that are in existence prior to the effective date of the adjustment and/or to activity-based assets in which the member engages the Bank on and after the effective date of the adjustment to the activity-based stock-investment requirement.

Retention and Purchase of Excess Stock

On and after the effective date, a member may hold excess shares of Class B stock, to the extent it has the legal authority under applicable statutes and regulations to do so, provided that the Bank may limit purchases of excess stock at any time. The Bank from time to time may, in its discretion and subject to conditions it establishes, offer to issue excess shares of Class B stock to members, subject to members’ authority to hold such shares. Members will be provided with access to a disclosure, either in electronic or written form, prior to a member’s purchase of excess stock, regarding the nature of the member’s investment in such excess shares of Class B stock. The Bank reserves the right to impose a limit on member holdings of excess shares of Class B stock at any time. The Bank, subject to applicable regulatory restrictions may, at any time, repurchase excess shares of Class B stock.

Redemptions of Class B Stock

General

Shares of Class B stock are subject to redemption at par value in cash by the Bank upon expiration of a five-year stock-redemption period following the Bank’s receipt of a written notice of redemption for such shares from a member. Shares of Class B stock are also subject to redemption in connection with the termination of an institution’s membership in the Bank. See the Termination of Membership section later in this item.

Redemption Notice

A redemption notice submitted by a member must be in writing and shall identify the particular shares that are the subject of the redemption notice by reference to the date acquired and the manner in which the shares were acquired. If a redemption notice does not identify the particular shares to be redeemed, the shares subject to redemption shall be identified using a first-acquired, first-redeemed method of identification. Only one redemption notice may be outstanding at any time with respect to a particular share of Class B stock.

Cancellation of Redemption Notice

A redemption notice may be cancelled by giving written notice to the Bank that is received by the Bank at any time prior to the expiration of the applicable stock-redemption period. A redemption notice will automatically be cancelled in its entirety if the Bank is prevented from redeeming the shares subject to the redemption notice within five business days after the expiration of the applicable stock-redemption period because the member would not be in compliance with its total stock-investment requirement after such redemption. If a redemption notice is cancelled, either by submission of a voluntary cancellation notice by the member or by automatic cancellation, the Bank will impose a redemption-cancellation fee equal to two percent of the par amount of the shares of

Class B stock subject to the redemption notice unless the Bank’s board of directors decides it has a bona fide business purpose for waiving the imposition of the fee, and the waiver is consistent with Section 7(j) of the FHLBank Act.

Limitations on Redemption

Under Finance Board regulations and the capital plan, the Bank’s ability to redeem stock is subject to a number of contingencies. Accordingly, there can be no assurance that a member’s shares of Class B stock subject to a redemption notice will, in fact, be redeemed at the expiration of the applicable stock-redemption period. The potential limitations on redemptions are as follows:

(1)   In order to qualify for redemption upon the expiration of the applicable stock-redemption period, the shares subject to the redemption notice must be shares that are held in excess of the member’s total stock-investment requirement at that time. Moreover, as described above, if the Bank is prevented from redeeming the member’s stock because the member would not meet its total stock-investment requirement following the redemption, the stock-redemption notice applicable to such shares will be automatically cancelled and the member will be subject to a redemption cancellation fee, unless such fee is waived by the board of directors of the Bank.

(2)   The Bank may not redeem shares if, following such a redemption, it would not be in compliance with each of its minimum regulatory capital requirements.

(3)   Approval from the Finance Board for the redemption of shares would be required if the Finance Board or the board of directors of the Bank determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank. Under such circumstances, there can be no assurance that the Finance Board would grant such approval or, if it did, upon what terms it might do so.

(4)   The Bank may determine to suspend redemptions if it reasonably believes that such redemptions would cause the Bank to fail to meet any of its minimum regulatory capital requirements, would prevent the Bank from maintaining adequate capital against potential risks that are not adequately reflected in its minimum regulatory capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner. The Bank is required to notify the Finance Board of any such suspension of redemptions and its plan for addressing the conditions that led to the suspension. The Finance Board may require the Bank to reinstitute the redemption of Class B stock.

(5)   The Bank may not redeem shares if it is a noncomplying FHLBank.

The Bank may not redeem shares if the principal and interest on any COs issued through the Office of Finance has not been paid in full when due.

Pro Rata Allocation of Redemptions

If at any time, the five-year stock-redemption period for stock owned by a member or other stockholder has expired, either with respect to stock subject to a redemption notice or stock of a terminated or withdrawing member, and if the redemption by the Bank of such stock would cause the Bank to fail to be in compliance with any of its minimum regulatory capital requirements, then the Bank shall fulfill such redemptions as the Bank is able to do so from time to time, beginning with such redemptions as to which the stock-redemption period expired on the earliest date and fulfilling such redemptions related to that date on a pro rata basis from time to time until satisfied, and then fulfilling such redemptions as to which the stock-redemption period expired on the next earliest date in the same manner, and continuing in that order until all of such redemptions as to which the stock-redemption period has expired have been fulfilled.

Retention of Redemption Proceeds as Collateral

The Bank may retain the proceeds of a redemption of Class B stock as additional collateral if the Bank reasonably determines that there is an existing or anticipated collateral deficiency related to any obligations owed by the member or other stockholder to the Bank and the member or other stockholder has failed to deliver additional collateral to resolve the existing or anticipated collateral deficiency to the Bank’s satisfaction, until all such obligations have been satisfied or the anticipated deficiency is resolved to the Bank’s satisfaction.

Repurchases of Class B Stock

General

Under the capital plan, the Bank may, in its discretion, at any time, repurchase for cash at par value shares of Class B stock held by a member or other stockholder in excess of its total stock-investment requirement, provided that the Bank must transmit, send, or give the member or other stockholder written notice at least 15 days prior to the date of such repurchase, unless a shorter notice period is agreed to in writing by the member or other stockholder. The Bank is to conduct its repurchase activities fairly and impartially and without discrimination in favor or against any member.

Identification of Repurchased Shares

The capital plan includes a methodology for the identification of shares to be repurchased by the Bank. Specifically, if a member or other stockholder has one or more redemption notices outstanding on the date the Bank is to repurchase shares, the Bank shall first repurchase shares subject to the redemption notice that has been outstanding for the longest period of time and then, to the extent necessary, shall repurchase shares subject to the redemption notice that has been outstanding for the next longest period of time and so on, until there are no remaining outstanding redemption notices, in which case, the shares to be repurchased shall be determined by the Bank using a first-acquired, first-repurchased method of identification. To the extent that the Bank repurchases shares that are subject to a redemption notice, the repurchased shares shall be deducted from the outstanding redemption notice. If a member or other stockholder does not have any outstanding redemption notices, the shares to be repurchased shall be determined by the Bank using a first-acquired, first-repurchased method of identification.

Limitations on Repurchases

Under Finance Board regulations and the Capital Plan, the Bank’s ability to repurchase shares of Class B stock held by a member or other stockholder in excess of its total stock-investment requirement is subject to a number of contingencies. Specifically, the Bank may not repurchase excess stock if:

(1)   following any such repurchase, the Bank would not be in compliance with each of its minimum regulatory capital requirements;

(2)   a determination has been made by the Finance Board or the board of directors of the Bank that the Bank has incurred, or is likely to incur, losses that result in or are likely to result in, charges against the capital of the Bank, unless the Bank has obtained approval from the Finance Board for such repurchase;

(3)   the Bank has suspended redemptions and the Finance Board has not approved the Bank’s repurchase of stock during the period such suspension is in effect;

(4)   the Bank is a noncomplying FHLBank; or

(5)   the principal or interest on any COs issued through the Office of Finance has not been paid in full when due.

Retention of Repurchase Proceeds as Collateral

The Bank may retain the proceeds of a repurchase of Class B stock as additional collateral if the Bank reasonably determines that there is an existing or anticipated collateral deficiency related to any obligations owed by the member or other stockholder to the Bank and the member or other stockholder has failed to deliver additional collateral to resolve the existing or anticipated collateral deficiency to the Bank’s satisfaction, until all such obligations have been satisfied or the anticipated deficiency is resolved to the Bank’s satisfaction.

Termination of Membership

Voluntary Withdrawal

On and after April 19, 2004, a member may withdraw from membership in the Bank by providing written notice of its intent to withdraw to the Bank. A member may cancel its notice of withdrawal at any time prior to the effective date of the membership withdrawal by providing the Bank with written notice of such cancellation. The Bank will impose a redemption-cancellation fee equal to two percent of the par amount of the shares of Class B stock held by the member as of the date the Bank receives notice from the member that the member is canceling its notification of intent to withdraw from membership, unless the board of directors of the Bank decides it has a bona fide business purpose for waiving the imposition of the fee, and the waiver is consistent with Section 7(j) of the FHLBank Act.

The date of receipt by the Bank of written notice of withdrawal shall commence the five-year stock-redemption period for the Class B stock held by the member that is not already subject to a pending redemption notice. If a member acquires or receives any shares of Class B stock after that date, the five-year stock-redemption period shall commence on the date such shares are acquired or received. The membership of a voluntarily withdrawing member shall terminate upon the expiration of the last applicable five-year stock-redemption period for the Class B stock that the member is required to hold under the membership stock-investment requirement as of the date that the Bank received the member’s written notification of its intent to withdraw from membership.

Until the effective date of termination of membership, a voluntarily withdrawing member may continue to have access to the benefits of membership; however, the Bank need not commit to providing a withdrawing member any further services, including advances, that would mature or otherwise terminate subsequent to the effective date of the member’s withdrawal. If a member provides the Bank with written notice of its intention to withdraw, the membership stock-investment requirement applicable to the member will not increase during the pendency of the notice. The activity-based stock-investment requirement applicable to the member’s activity-based assets in existence on the date the notice of intent to withdraw is received by the Bank will not increase during the pendency of the notice. After the date the Bank has received the notice of intent to withdraw, if the member is required to purchase additional Class B stock to meet its total stock-investment requirement as a result of new activity-based assets that the member engages in with the Bank, the activity-based stock-investment requirement applicable to such activity-based asset on the date of the transaction shall apply but shall not be increased subsequently during the pendency of the notice.

On and after the effective date of a member’s withdrawal, the former member will no longer have the benefits of membership and will no longer have any voting rights other than if it had been a member as of the applicable record date. The former member will continue to receive dividends on its Class B stock until the stock is redeemed or repurchased.

Upon the effective date of termination of membership, the former member will not be deemed to be subject to membership stock-investment requirement. The former member will continue to be subject to the activity-based stock-investment requirement. If activity-based assets remain outstanding beyond the effective date of termination of membership, the Bank will not redeem Class B stock as to which the applicable stock-redemption period has expired to the extent that the former member’s outstanding Class B stock-investment would fall below the activity-based stock-investment requirement corresponding to such outstanding activity-based assets. The Bank may repurchase Class B stock held by the terminated member in excess of the total stock-investment requirement as activity-based assets are extinguished or repurchased by the terminated member.

No member may withdraw from membership unless, on the date membership is terminated, there is in effect a certification from the Finance Board that the withdrawal of a member will not cause the FHLBank System to fail to satisfy its obligation to contribute to the payments owed on REFCorp obligations. The Finance Board has issued such a certification that is currently in effect, so case-by-case certification with respect to member withdrawals is not currently necessary.

Involuntary Termination

The board of directors of the Bank has the right to terminate the membership of any member that: (1) fails to comply with any requirement of the FHLBank Act, any regulation adopted by the Finance Board, or any requirement of the Capital Plan, (2) becomes insolvent or otherwise subject to the appointment of a conservator, receiver, or other legal custodian under federal or state law, or (3) would jeopardize the safety and soundness of the Bank if it were to remain a member. A member whose membership is involuntarily terminated will cease to be a member as of the date on which the board of directors of the Bank acts to terminate the membership.

The terminated member will no longer have the benefits of membership and will no longer have any voting rights other than if it had been a member as of the applicable record date. The former member will continue to receive dividends on its Class B stock until the stock is redeemed or repurchased.

The five-year stock-redemption period for the Class B stock held by the member that is terminated that is not already subject to a pending redemption notice shall commence on the date of termination. If the terminated member acquires or receives any shares of Class B stock after that date, the five-year stock-redemption period shall commence on the date such shares are acquired or received.

Upon the effective date of termination of membership, the terminated member will continue to be subject to the membership stock-investment requirement that applied to the terminated member on the effective date of termination, provided that effective upon the expiration of the five-year stock-redemption period that commences on the date of termination, the terminated member’s membership stock-investment requirement will be deemed to be zero. The terminated member will continue to be subject to the activity-based stock-investment requirement. The activity-based stock-investment requirement will not be increased on and after the date of the termination. If activity-based assets remain outstanding beyond the effective date of termination of membership, the Bank will not redeem Class B stock as to which the applicable stock-redemption period has expired to the extent that the former member’s outstanding Class B stock-investment would fall below the activity-based stock-investment requirement corresponding to such outstanding activity-based assets. The Bank may, in its discretion, repurchase Class B stock held by the terminated member in excess of its total stock-investment requirement.

Merger or Consolidation of Member into a Member of Another FHLBank or into an Institution That Is Not an FHLBank Member

The membership of a member may be terminated as a result of a merger or consolidation of the member into a member of another

FHLBank or into a nonmember institution. In such a case, the member’s membership will terminate on the date that its charter is cancelled.

Upon the date of termination, the Class B stock held by the disappearing member will be transferred on the books of the Bank to the surviving nonmember institution. The surviving nonmember institution will not have the right to benefits of membership and will no longer have any voting rights other than if the disappearing institution had been a member as of the applicable record date. The surviving nonmember institution will receive dividends on its Class B stock until the stock is redeemed or repurchased.

The five-year stock-redemption period for the Class B stock held by the disappearing member that is not already subject to a pending redemption notice shall commence on the date of termination. If the surviving nonmember institution acquires or receives any shares of Class B stock after that date, the five-year stock-redemption period shall commence on the date such shares are acquired or received.

Upon the effective date of termination of membership, the surviving nonmember institution will continue to be subject to the membership stock-investment requirement that applied to the disappearing member on the effective date of termination, provided that the membership stock-investment requirement will be deemed to be zero as of the next recalculation by the Bank of the membership stock-investment requirement in accordance with the capital plan. The surviving nonmember institution will continue to be subject to the activity-based stock-investment requirement. The activity-based stock-investment requirement will not be increased on and after the date of the termination. If activity-based assets remain outstanding beyond the effective date of termination of membership, the Bank will not redeem Class B stock as to which the applicable stock-redemption period has expired to the extent that the surviving nonmember institution’s outstanding Class B stock-investment would fall below the activity-based stock-investment requirement corresponding to such outstanding activity-based assets. The Bank may, in its discretion, repurchase Class B stock held by the surviving nonmember institution in excess of its total stock-investment requirement. The Finance Board regulations and the capital plan also contain provisions that address a circumstance where the disappearing member merges or consolidates into an institution that is eligible for membership in the Bank.

Relocation of a Member’s Principal Place of Business

The membership of a member may be terminated as a result of the relocation of a member’s principal place of business to another FHLBank district. The effective date of such termination shall be the date on which the transfer of membership becomes effective under Finance Board regulations.

The relocated institution will not have the right to benefits of membership and will no longer have any voting rights other than if it was a member as of the applicable record date. The relocated institution will receive dividends on its Class B stock until the stock is redeemed or repurchased.

The five-year stock-redemption period for the Class B stock held by the relocated member that is not already subject to a pending redemption notice shall commence on the date of termination. If the relocated institution acquires or receives any shares of Class B stock after that date, the five-year stock-redemption period shall commence on the date such shares are acquired or received.

Upon the effective date of termination of membership, the relocated institution will continue to be subject to the membership stock-investment requirement that applied to it on the effective date of termination, provided that effective upon the expiration of the five-year stock-redemption period that commences on the date of termination, the terminated member’s membership stock-investment requirement will be deemed to be zero. The relocated member will continue to be subject to the activity-based stock-investment requirement. The activity-based stock-investment requirement will not be increased on and after the date of the termination. If activity-based assets remain outstanding beyond the effective date of termination of membership, the Bank will not redeem Class B stock as to which the applicable stock-redemption period has expired to the extent that the relocated member’s outstanding Class B stock-investment would fall below the activity-based stock-investment requirement corresponding to such outstanding activity-based assets. The Bank may, in its discretion, repurchase Class B stock held by the relocated member in excess of its total stock-investment requirement.

Merger or Consolidation of Member into Another Member

A member of the Bank that merges or consolidates into another member of the Bank shall have its membership terminated as of the date of the cancellation of its charter. At such time, the Class B stock held by the disappearing member will be transferred on the books of the Bank into the name of the surviving member. The termination of the disappearing member’s membership shall not commence a five-year stock-redemption period for the Class B stock previously held by the disappearing member. The five-year stock-redemption periods applicable to a redemption notice or notices received by the Bank from the disappearing member prior to the date of its termination will continue to run.

As of the termination of the disappearing member’s membership, the surviving member’s membership stock-investment requirement shall immediately be increased by the amount of the disappearing member’s membership stock-investment requirement immediately prior to the cancellation of its charter. As of that date, the surviving member’s activity-based stock-investment requirement will be calculated based on its current activity-based assets including those acquired from the disappearing member.

Disposition of Claims

In the case of a member that has voluntarily withdrawn from membership, that is involuntarily terminated, that merges into a nonmember institution, or that relocates to another FHLBank district, the Bank shall determine an orderly manner for the disposition of such institution’s or its successor’s activity-based assets outstanding from the Bank. The Bank may allow such institution or successor institution to leave its obligations to the Bank outstanding for any length of time up to and including maturity. The Bank may, in its discretion, require immediate settlement of all obligations of such institution or successor institution on the effective date of the institution’s termination, in which case such institution or successor institution shall be subject to any applicable prepayment fees.

Redemption and Repurchase of Class B Stock of an Institution Whose Membership has Terminated

The redemption of Class B stock, held by a member that has voluntarily withdrawn from membership, that is involuntarily terminated, that merges into a nonmember institution or that relocates to another FHLBank district, as to which the applicable five-year stock-redemption period has expired is subject to the following limitations on redemption:

(1)   The shares to be redeemed must be shares that are held in excess of the institution’s or successor institution’s total stock-investment requirement at that time. To the extent that such shares were the subject of a redemption notice or notices outstanding as of the effective date of the former member’s termination of membership, the redemption notice or notices are not subject to automatic cancellation. Such redemption notice or notices shall remain pending until they can be satisfied.

(2)   The Bank may not redeem shares if, following such a redemption, it would not be in compliance with each of its minimum regulatory capital requirements.

(3)   Approval from the Finance Board for the redemption of shares would be required if the Finance Board or the board of directors of the Bank determined that the Bank has incurred, or is likely to incur, losses that result in, or are likely to result in, charges against the capital of the Bank. Under such circumstances, there can be no assurance that the Finance Board would grant such approval or, if it did, upon what terms it might do so.

(4)   The Bank may determine to suspend redemptions if it reasonably believes that such redemptions would cause the Bank to fail to meet any of its minimum regulatory capital requirements, would prevent the Bank from maintaining adequate capital against potential risks that are not adequately reflected in its minimum regulatory capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner. The Bank is required to notify the Finance Board of any such suspension of redemptions and its plan for addressing the conditions that led to the suspension. The Finance Board may require the Bank to reinstitute the redemption of Class B stock.

(5)   The Bank may not redeem shares if it is a noncomplying FHLBank.

(6)   The Bank may not redeem shares if the principal and interest on any COs issued through the Office of Finance has not been paid in full when due.

The redemption of Class B stock held by such an institution or successor institution is subject to the provisions regarding pro rata allocation of redemptions and retention of redemption proceeds as are described above in regard to a redemption notice submitted by a member. See “Description of the Bank’s Capital Plan — Redemptions of Class B stock — Pro Rata Allocation of Redemptions”; “Description of the Bank’s Capital Plan — Redemptions of Class B stock - Retention of Redemption Proceeds as Collateral.”

Impact of Voluntary Withdrawal or Termination of Membership

Any member that withdraws from membership or that has had its membership terminated may not be readmitted as a member of any FHLBank for a period of five years from the date membership was terminated and all of the member’s stock was redeemed or repurchased. A transfer of membership without interruption between FHLBanks shall not constitute a termination of membership for this purpose.

Amendments to the Capital Plan; Periodic Review

The Bank reserves the right to amend the Capital Plan from time to time. Such amendments might include, but would not be limited to, the sale of one or more subclasses of Class A stock and one or more subclasses of Class B stock.

Any amendment to the Capital Plan must be approved by the board of directors of the Bank and submitted to the Finance Board for its approval prior to implementation. The Bank will transmit, send, or give its members notice in writing at least 30 days prior to the effective date of any amendment to the Capital Plan.

In addition, the board of directors of the Bank has a continuing obligation to review and adjust the total stock-investment requirement, as necessary to ensure that the Bank remains in compliance with each of its minimum regulatory capital requirements, taking into account all components of the Bank’s total permanent capital and total capital, including shares of Class B stock held by members and other stockholders in excess of their total stock-investment requirements. The board of directors of the Bank also must review the capital plan at least annually to consider potential amendments to the Capital Plan.

Notices under the Capital Plan

Written notices transmitted, sent, or given by the Bank under the Capital Plan shall be addressed to the chief executive officer of the member or other stockholder, or such other person designated by the member or other stockholder, at the postal address, physical address, or fax number appearing in the Bank’s records from time to time. Written notices given to the Bank under the Capital Plan shall be addressed to the corporate secretary of the Bank at the Bank’s postal address, physical address, or by fax to 617-292-9645, and shall be deemed to have been received by the Bank in each case upon actual receipt by the Bank.

Voting Rights

Voting rights in regard to the election of directors are set forth in Section 915 of the Finance Board’s regulations. Holders of Class B stock that are members as of the record date (December 31 of the year immediately preceding an election) shall be entitled to vote for the election of directors not appointed by the Finance Board. Each member is eligible to vote for the number of open director seats in the state in which its principal place of business is located. Each member is eligible to cast one vote for each share of Class B stock that the member was required to hold as of the record date; except that the number of votes that each member may cast for each directorship shall not exceed the average number of shares of Class B stock that were required to be held by all members located in that state on the record date. There are no voting preferences for any share of Class B stock and members shall not be entitled to vote any shares of excess stock in the election of directors. Under the Capital Plan, members have the right to vote only with respect to the election of directors.

Dividends

The board of directors of the Bank may, but is not required to, declare and pay noncumulative dividends in cash, stock, or a combination thereof. Dividends may only be paid from current net earnings or previously retained earnings. Holders of Class B stock are entitled to receive dividends that are declared on Class B stock based upon the holder’s average daily balance of Class B stock held during the applicable period. The board of directors of the Bank cannot declare or pay a dividend if: (1) the Bank is not in compliance with each of its minimum regulatory capital requirements or (2) the Bank would not be in compliance with each of its minimum regulatory capital requirements after paying the dividend. The Bank also will not pay dividends if any principal or interest on COs issued through the Office of Finance has not been paid in full when due or if the Bank is a noncomplying FHLBank.

Retained Earnings

The retained earnings, surplus, undivided profits, and equity reserves, if any, of the Bank shall be owned by the holders of the Class B stock in an amount proportional to each stockholder’s share of the total shares of Class B stock. The stockholders shall have no right to receive any portion of those items except through the declaration of a dividend or capital distribution approved by the board of directors of the Bank or through the liquidation of the Bank.

Rights in Case of Liquidation, Merger, or Consolidation

In the event the Bank is liquidated, after payment of all creditors of the Bank, all shares of Class B stock will be redeemed at par value, or if sufficient funds are not available to accomplish full redemption at par value, on a pro rata basis among all stockholders. If there is a full redemption at par value, any remaining assets following the redemption will be distributed on a pro rata basis among all Class B stockholders. However, the Finance Board has authority to prescribe rules, regulations, or orders governing the liquidation of an FHLBank that may modify, restrict, or eliminate any of the rights set forth above.

In the event the Bank merges or is consolidated into another FHLBank, stockholders shall be entitled to the rights and benefits set forth in the applicable plan of merger and/or terms established or approved by the Finance Board. Similarly, in the event another FHLBank is merged or consolidated into the Bank, the holders of the outstanding stock of the other FHLBank will be entitled to the rights and benefits set forth in any applicable plan of merger and/or terms established or approved by the Finance Board.

Transfers of Class B Stock

With the prior written approval of the Bank a stockholder may transfer, at par value, any shares of Class B stock that it holds in excess of its total stock-investment requirement to any other member or an institution that has satisfied all conditions for becoming a member other than the purchase of the Class B stock required to satisfy its total stock-investment requirement. An institution wishing to transfer Class B stock shall identify the particular shares to be transferred by reference to the date acquired and the manner in which such shares were acquired. If the institution fails to identify the shares to be transferred, the shares subject to transfer shall be determined using a first-acquired, first-transferred method of identification. In the event that transferred shares are subject to a redemption notice or notices, the respective transferred shares shall be deducted from the outstanding redemption notice or notices.

Limitations on Issuance and Holding of Class B Stock

The Bank may issue Class B stock only in accordance with the Capital Plan and applicable Finance Board regulations. Class B stock shall be issued to and owned only by members, and institutions that have been approved for membership, with the exception of former members or successors thereto that acquire, receive, or retain the Class B stock in accordance with the provisions of the Capital Plan. Class B stock will be issued in book-entry form only. The Bank will act as its own transfer agent. Shares of Class B stock that are redeemed or repurchased by the Bank shall be retired.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 7(k) of the FHLBank Act (12 USC §1427(k)) provides that the board of directors of each FHLBank shall determine the terms and conditions under which it may indemnify its directors, officers, employees, or agents. Pursuant to this statutory authority, the Bank provides for indemnification of its directors, officers, and employees, as discussed below.

In accordance with the Bank’s bylaws, the Bank shall indemnify and hold harmless any of its directors, officers, and employees (or anyone serving at the Bank’s request as a director, officer, or employee for another entity, including the Office of Finance, any committee or council of the Federal Home Loan Banks, the Financing Corporation, the Resolution Funding Corporation or the Financial Institutions Retirement Fund), if such person, by reason of the fact that he or she is or was serving in such capacity, is a party (or is threatened to be made a party) to, or is involved (including as a witness) in, any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative. Such person shall be indemnified against all expenses, liabilities, and losses (including attorneys’ fees and related disbursements, judgments, fines, penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by him or her in connection with such action, suit, or proceeding if, as determined in the sole discretion of the Bank’s board of directors, he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Bank, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not meet the applicable standard of conduct for indemnification.

The bylaws provide that expenses (including attorney’s fees, costs, and charges) incurred by a director or officer in defending an action, suit, or proceeding shall be paid or advanced by the Bank in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall be ultimately determined that he or she did not meet the applicable standard of conduct for indemnification.

The bylaws also provide that the Bank may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Bank (or is or was serving at the Bank’s request as a director, officer, employee, or agent for another entity, as described above) against any liability asserted or threatened against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Bank would have the power to indemnify him or her against such liability under the indemnification provisions of the bylaws.

The Bank maintains a policy of insurance under which all directors and officers are insured, subject to the policy limitations and applicable exclusions, against any covered losses which they are legally obligated to pay by reason of any covered claim made against them as insured persons under the policy during the policy period or any applicable discovery period.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

The following financial statements and accompanying notes, including the Report of Independent Accountants, are set forth on pages F-1 to F-55 of this Form 10.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm – PricewaterhouseCoopers, LLP

Statements of Condition as of December 31, 2004 and 2003

Statements of Income for the Years Ended December 31, 2004, 2003, and 2002

Statements of Capital for the Years Ended December 31, 2004, 2003, and 2002

Statements of Cash Flows for the Years Ended December 31, 2004, 2003, and 2002

Notes to the Financial Statements

Unaudited Financial Statements

Statements of Condition as of June 30, 2005, and December 31, 2004

Statements of Income for the Six Months Ended June 30, 2005 and 2004

Statements of Capital for the Six Months Ended June 30, 2005 and 2004

Statements of Cash Flows for the Six Months Ended June 30, 2005 and 2004

Notes to the Financial Statements

Supplementary Financial Data

Supplementary financial data for the quarters ended June 30, 2005, and March 31, 2005, and each quarter in the years ended December 31, 2004 and 2003, are included in the following tables. The following unaudited results of operations include, in the opinion of management, all adjustments necessary for a fair presentation of the results of operations for each quarterly period presented below.

Quarterly Results of Operations – Unaudited

(dollars in thousands)

	2005 - Quarter Ended
	June 30	March 31

Total interest income	$414,540	$395,776
Total interest expense	361,374	341,015
Net interest income before provision for credit losses	53,166	54,761

Provision for credit losses on mortgage loans	81	72
Net interest income after provision for credit losses	53,085	54,689

Non-interest income	(9,921)	(6,985)
Non-interest expense	11,815	11,480
Income before assessments	31,349	36,224

Assessments	8,367	9,657

Net income	$22,982	$26,567

	2004 - Quarter Ended
	December 31	September 30	June 30	March 31

Total interest income	$333,662	$287,809	$276,475	$280,545
Total interest expense	273,184	240,178	221,781	228,156
Net interest income before provision for credit losses	60,478	47,631	54,694	52,389

Provision for (reduction of) credit losses on mortgage loans	198	13	(86)	(2)
Net interest income after provision for credit losses	60,280	47,618	54,780	52,391

Non-interest income	(23,906)	(4,736)	(19,199)	(5,589)
Non-interest expense	9,953	10,565	9,556	9,571
Income before assessments	26,421	32,317	26,025	37,231

Assessments	7,051	8,601	6,915	9,905

Net income	$19,370	$23,716	$19,110	$27,326

	2003 - Quarter Ended
	December 31	September 30	June 30	March 31

Total interest income	$281,619	$297,882	$325,100	$322,248
Total interest expense	236,185	244,473	269,703	268,855
Net interest income before provision for credit losses	45,434	53,409	55,397	53,393

Provision for (reduction of) credit losses on mortgage loans	58	(1,094)	488	553
Net interest income after provision for credit losses	45,376	54,503	54,909	52,840

Non-interest income	(3,086)	(10,834)	(20,150)	(15,141)
Non-interest expense	9,451	8,012	8,250	8,076
Income before assessments	32,839	35,657	26,509	29,623

Assessments	8,713	9,460	7,033	7,859

Net income	$24,126	$26,197	$19,476	$21,764

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes or disagreements with accountants on accounting and financial disclosures as defined by Item 304 of Regulation S-K.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

a)     Financial Statements

b)     Exhibits

3.1	Restated Organization Certificate of the Federal Home Loan Bank of Boston

3.2	By-laws of the Federal Home Loan Bank of Boston

4	Capital Plan of the Federal Home Loan Bank of Boston

10.1	The Federal Home Loan Bank of Boston Pension Benefit Equalization Plan as amended and restated as of August 1, 1997

10.2	The Federal Home Loan Bank of Boston Thrift Benefit Equalization Plan as amended and restated as of August 1, 2000

10.3	The Federal Home Loan Bank of Boston 2005 Executive Incentive Plan +

10.4	Lease between BP 111 Huntington Ave LLC and the Federal Home Loan Bank of Boston

10.5	Mortgage Partnership Finance Investment and Services Agreement dated April 20, 2000 between the Federal Home Loan Bank of Boston the Federal Home Loan Bank of Chicago

10.5.1	First Amendment to Mortgage Partnership Finance Investment and Services Agreement dated September 7, 2000 between the Federal Home Loan Bank of Boston the Federal Home Loan Bank of Chicago

10.5.2	Second Mortgage Partnership Finance Investment and Services Agreement dated May 2000 between the Federal Home Loan Bank of Boston the Federal Home Loan Bank of Chicago

10.5.3	Third Mortgage Partnership Finance Investment and Services Agreement dated March 18, 2003 between the Federal Home Loan Bank of Boston the Federal Home Loan Bank of Chicago

10.5.4	Fourth Mortgage Partnership Finance Investment and Services Agreement dated September 21, 2004 between the Federal Home Loan Bank of Boston the Federal Home Loan Bank of Chicago

10.5.5

Custody Agreement for Second Charter Reinsurance Company Mortgage Partnership Finance Investment and Services Agreement dated December 31, 2001 between the Federal Home Loan Bank of Boston the Federal Home Loan Bank of Chicago

12	Computation of ratios of earnings to fixed charges

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 31, 2005.

Federal Home Loan Bank of Boston

By:	/s/	Michael A. Jessee
Michael A. Jessee
President and Chief Executive Officer

+  Confidential treatment has been requested as to portions of this exhibit.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

the Federal Home Loan Bank of Boston:

In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows, present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Boston (the “Bank”) at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Bank adopted Statement of Financial Accounting Standards No. 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity, on January 1, 2004.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 17, 2005, except for Note 19, as to which the date is June 24, 2005

FEDERAL HOME LOAN BANK OF BOSTON

STATEMENTS OF CONDITION

(dollars and shares in thousands, except par value)

	December 31,
	2004	2003
ASSETS
Cash and due from banks	$11,891	$9,218
Interest-bearing deposits in banks	2,655,050	100,050
Securities purchased under agreements to resell	1,500,000	500,000
Federal funds sold	5,586,800	2,426,000
Investments:
Trading securities - includes $16,972 and $39,701 pledged as collateral in 2004 and 2003 that may be repledged	295,407	398,975
Available-for-sale securities - includes $122,880 and $239,552 pledged as collateral in 2004 and 2003 that may be repledged	1,005,495	1,097,612
Held-to-maturity securities - includes $33,404 and $131,186 pledged as collateral in 2004 and 2003 that may be repledged (a)	6,253,356	6,543,542
Advances	30,208,753	26,074,230
Mortgage loans held for portfolio, net of allowance for credit losses of $1,379 and $1,317 in 2004 and 2003	4,011,981	4,536,698
Accrued interest receivable	140,661	138,128
Premises and equipment, net	6,166	5,946
Derivative assets	60,113	40,572
Other assets	19,422	25,244

Total Assets	$51,755,095	$41,896,215

LIABILITIES
Deposits:
Interest-bearing:
Demand and overnight	$856,335	$912,762
Term	27,781	28,793
Other	3,116	3,537
Non-interest-bearing:
Other	3,637	1,074
Total deposits	890,869	946,166

Consolidated obligations, net:
Bonds	27,679,714	32,057,521
Discount notes	20,090,681	5,346,504
Total consolidated obligations, net	47,770,395	37,404,025
Mandatorily redeemable capital stock	57,882	—
Accrued interest payable	223,276	268,105
Affordable Housing Program (AHP)	33,199	32,180
Payable to Resolution Funding Corporation (REFCorp)	5,137	6,032
Dividends payable	16,801	16,753
Derivative liabilities	397,638	737,142
Other liabilities	180,934	13,767

Total liabilities	49,576,131	39,424,170
Commitments and contingencies (Note 18)

CAPITAL
Capital stock – Class B – putable ($100 par value) 20,858 shares issued and outstanding at December 31, 2004	2,085,814	—
Capital stock – putable ($100 par value) 24,280 shares issued and outstanding at December 31, 2003	—	2,427,960
Retained earnings	95,866	61,769
Accumulated other comprehensive income:
Net unrealized loss on available-for-sale securities	(7,572)	(24,269)
Net unrealized gain relating to hedging activities	5,085	6,585
Minimum pension liability	(229)	—

Total capital	2,178,964	2,472,045

Total Liabilities and Capital	$51,755,095	$41,896,215

(a) Fair values of held-to-maturity securities were $6,352,068 and $6,716,908 at December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF BOSTON

STATEMENTS OF INCOME

(dollars in thousands)

	For the Years Ended December 31,
	2004	2003	2002
INTEREST INCOME
Advances	$596,338	$627,231	$805,985
Prepayment fees on advances	54,296	50,532	29,157
Interest-bearing deposits in banks	10,654	3,734	13,245
Securities purchased under agreements to resell	8,569	8,527	28,818
Federal funds sold	34,530	38,196	73,015
Investments:
Trading securities	17,667	26,208	40,108
Available-for-sale securities	16,207	14,375	18,329
Held-to-maturity securities	232,515	259,458	297,940
Prepayment fees on investments	9,925	5,669	4,232
Mortgage loans held for portfolio	197,773	192,821	72,037
Other	17	98	90
Total interest income	1,178,491	1,226,849	1,382,956

INTEREST EXPENSE
Consolidated obligations	952,567	1,005,362	1,181,539
Deposits	9,338	13,668	29,849
Mandatorily redeemable capital stock	1,306	—	—
Other borrowings	88	186	327
Total interest expense	963,299	1,019,216	1,211,715

NET INTEREST INCOME	215,192	207,633	171,241

Provision for credit losses on mortgage loans	123	5	1,157

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES ON MORTGAGE LOANS	215,069	207,628	170,084

OTHER INCOME (LOSS)
Loss on early extinguishment of debt	(40,218)	(40,611)	(19,017)
Service fees	2,233	2,592	1,793
Net realized and unrealized (loss) gain on trading securities	(8,394)	(10,436)	6,977
Net realized gain from sale of available-for-sale securities	247	122	—
Net realized gain from sale of held-to-maturity securities	13	—	—
Net loss on derivatives and hedging activities	(7,054)	(903)	(25,771)
Other	(257)	25	4
Total other loss	(53,430)	(49,211)	(36,014)

OTHER EXPENSE
Operating	36,807	31,112	28,365
Finance Board and Office of Finance	2,708	2,661	2,444
Other	130	16	88
Total other expense	39,645	33,789	30,897

INCOME BEFORE ASSESSMENTS	121,994	124,628	103,173

AHP	10,092	10,174	8,423
REFCorp	22,380	22,891	18,950
Total assessments	32,472	33,065	27,373

NET INCOME	$89,522	$91,563	$75,800

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF BOSTON

STATEMENTS OF CAPITAL

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(dollars and shares in thousands)

	Capital Stock - Putable		Capital Stock Class B - Putable		Retained	Accumulated Other Comprehensive	Total
	Shares	Par Value	Shares	Par Value	Earnings	Income	Capital

BALANCE, DECEMBER 31, 2001	19,849	$1,984,948	—	—	$47,092	$875	$2,032,915

Proceeds from sale of capital stock	2,993	299,266	—	—			299,266
Repurchase/redemption of capital stock	(58)	(5,768)	—	—			(5,768)
Comprehensive income:
Net income					75,800		75,800
Other comprehensive income:
Net unrealized loss on available-for-sale securities						(20,741)	(20,741)
Net unrealized loss relating to hedging activities						(8,169)	(8,169)
Less: reclassification adjustment for previously deferred hedging gains and losses included in income						(517)	(517)
Total comprehensive income							46,373
Cash dividends on capital stock (3.68%)					(78,203)		(78,203)

BALANCE, DECEMBER 31, 2002	22,784	2,278,446	—	—	44,689	(28,552)	2,294,583

Proceeds from sale of capital stock	5,042	504,137	—	—			504,137
Repurchase/redemption of capital stock	(3,546)	(354,623)	—	—			(354,623)
Comprehensive income:
Net income					91,563		91,563
Other comprehensive income:
Net unrealized gains on available-for-sale securities						8,167	8,167
Less: reclassification adjustment for realized net gains included in net income relating to available-for-sale securities						(122)	(122)
Net unrealized loss relating to hedging activities						(966)	(966)
Less: reclassification adjustment for previously deferred hedging gains and losses included in income						3,789	3,789
Total comprehensive income							102,431
Cash dividends on capital stock (3.05%)					(74,483)		(74,483)

BALANCE, DECEMBER 31, 2003	24,280	2,427,960	—	—	61,769	(17,684)	2,472,045

Proceeds from sale of capital stock	529	52,917	4,789	$478,852			531,769
Repurchase/redemption of capital stock	(143)	(14,271)	(6,925)	(692,479)			(706,750)
Reclassification of shares to mandatorily redeemable capital stock	(1,093)	(109,283)	(579)	(57,882)			(167,165)
Conversion to Class B shares	(23,573)	(2,357,323)	23,573	2,357,323			—
Comprehensive income:
Net income					89,522		89,522
Other comprehensive income:
Net unrealized gains on available-for-sale securities						16,944	16,944
Less: reclassification adjustment for realized net gains included in net income relating to available-for-sale securities						(247)	(247)
Net unrealized gains relating to hedging activities						368	368
Less: reclassification adjustment for previously deferred hedging gains and losses included in income						(1,868)	(1,868)
Minimum pension liability adjustment						(229)	(229)
Total comprehensive income							104,490
Cash dividends on capital stock (2.75%)					(55,425)		(55,425)

BALANCE, DECEMBER 31, 2004	—	$—	20,858	$2,085,814	$95,866	$(2,716)	$2,178,964

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF BOSTON

STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Years Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES

Net income	$89,522	$91,563	$75,800

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations, investments, and derivatives	68,051	(11,127)	(44,868)
Net premiums and discounts on mortgage loans	21,201	19,898	3,285
Concessions on consolidated obligations	10,508	9,495	6,779
Premises and equipment	1,526	1,582	1,513
Other	13,792	711	—
Provision for credit losses on mortgage loans	123	5	1,157
Realized loss from sale of mortgage loans	—	—	85
Net decrease in trading securities	103,568	172,234	198,221
Realized net gain from sale of available-for-sale securities	(247)	(122)	—
Realized net gain from sale of held-to-maturity securities	(13)	—	—
Net (gain) loss due to change in net fair value adjustments on derivatives and hedging activities	(28,426)	(21,850)	13,316
Loss on early extinguishment of debt	40,218	40,611	19,017
Net realized loss on disposal of premises and equipment	251	—	—
(Increase) decrease in accrued interest receivable	(2,533)	22,416	4,587
(Increase) decrease in derivative asset – accrued interest	(78,272)	2,178	267
Increase (decrease) in derivative liability – accrued interest	17,315	(23,664)	6,416
Decrease (increase) in other assets	2,676	(5,280)	(77)
Net increase (decrease) in AHP liability and discount on AHP and other housing program advances	1,825	1,519	(4,980)
Decrease in accrued interest payable	(44,829)	(37,097)	(19,924)
(Decrease) increase in payable to REFCorp	(895)	(109)	1,695
Increase (decrease) in other liabilities	1,938	(3,884)	2,081

Total adjustments	127,777	167,516	188,570
Net cash provided by operating activities	217,299	259,079	264,370

INVESTING ACTIVITIES

Net (increase) decrease in interest-bearing deposits in banks	(2,555,000)	565,000	(590,000)
Net (increase) decrease in securities purchased under agreements to resell	(1,000,000)	(461,000)	1,511,000
Net (increase) decrease in federal funds sold	(3,160,800)	342,000	1,012,000
Purchases of available-for-sale securities	(24,950)	(175,000)	(124,331)
Proceeds from sales of available-for-sale securities	142,471	31,275	—
Proceeds from maturities of available-for-sale securities	2	175,037	120,163
Purchases of held-to-maturity securities	(1,459,159)	(2,694,849)	(2,131,579)
Proceeds from sales of held-to-maturity securities	2,659	—	—
Proceeds from maturities of held-to-maturity securities	1,907,774	2,689,356	1,606,552
Principal collected on advances	509,135,492	542,649,715	177,812,347
Advances made	(513,706,362)	(542,045,268)	(179,854,893)
Principal collected on mortgage loans	976,128	1,267,321	210,133
Purchases of mortgage loans	(473,402)	(3,336,204)	(2,372,932)
Principal collected on other loans	—	—	495
Net increase in premises and equipment	(1,997)	(1,638)	(858)

Net cash used in investing activities	(10,217,144)	(994,255)	(2,801,903)

FINANCING ACTIVITIES

Net decrease in deposits	(54,997)	(843,200)	(755,772)
Net (decrease) increase in borrowings from other FHLBanks	—	(190,000)	190,000
Net proceeds from sale of consolidated obligations:
Discount notes	384,763,463	325,921,115	238,921,230
Bonds	10,259,736	24,331,436	16,703,542
Payments for maturing and retiring consolidated obligations:
Discount notes	(370,037,172)	(327,577,997)	(239,950,343)
Bonds	(14,588,871)	(20,983,273)	(12,779,973)
Proceeds from issuance of capital stock	531,769	504,137	299,266
Payments for redemption of mandatorily redeemable capital stock	(109,283)	—	—
Payments for repurchase/redemption of capital stock	(706,750)	(354,623)	(5,768)
Cash dividends paid	(55,377)	(77,453)	(80,783)

Net cash provided by financing activities	10,002,518	730,142	2,541,399

Net increase (decrease) in cash and cash equivalents	2,673	(5,034)	3,866

Cash and cash equivalents at beginning of the year	9,218	14,252	10,386

Cash and cash equivalents at yearend	$11,891	$9,218	$14,252

Supplemental Disclosure:
Interest paid	$1,269,690	$1,078,138	$1,279,412
AHP payments	$7,818	$8,887	$12,923
REFCorp payments	$23,275	$23,000	$17,255

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF BOSTON

NOTES TO FINANCIAL STATEMENTS

Background Information

The Federal Home Loan Bank of Boston (the Bank), a federally chartered corporation, is one of 12 district Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. Each FHLBank operates in a specifically defined geographic territory, or district. The Bank provides a readily available, low-cost source of funds to its member institutions located within the six New England states. The Bank is a cooperative; current and former members own all of the outstanding capital stock of the Bank and may receive dividends on their investment. The Bank does not have any wholly or partially owned subsidiaries, and the Bank does not have an equity position in any partnerships, corporations, or off-balance-sheet special-purpose entities. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership.

All members must purchase stock in the Bank as a condition of membership, as well as a condition of engaging in certain business activities with the Bank. Capital stock of former members will remain outstanding as long as business activities with those former members exists. See Note 13 for a complete description of the capital-stock-purchase requirements. As a result of these requirements, the Bank conducts business with related parties on a regular basis. The Bank considers related parties to be those members with capital stock outstanding in excess of 10 percent of its total capital stock outstanding. See Note 19 for additional information related to transactions with related parties.

The Federal Housing Finance Board (Finance Board), an independent agency in the executive branch of the United States (U.S.) government, supervises and regulates the FHLBanks and the Office of Finance, the FHLBanks’ fiscal agent. The Finance Board’s principal purpose is to ensure that the FHLBanks operate in a safe and sound manner. In addition, the Finance Board is responsible for ensuring that the FHLBanks carry out their housing-finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors.

The FHLBanks’ debt instruments (consolidated obligations) are the joint and several obligations of all the FHLBanks and are the primary source of funds for the FHLBanks. Deposits, other borrowings, and the issuance of capital stock – which is owned by the FHLBanks’ members – provide other funds. Each FHLBank primarily uses these funds to provide advances to members and to purchase mortgage loans from members.

Note 1 – Summary of Significant Accounting Policies

Use of Estimates. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

Investments. The Bank carries, at cost, investments for which it has both the ability and intent to hold to maturity, adjusted for the amortization of premiums and accretion of discounts using the level-yield method.

Under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), changes in circumstances may cause the Bank to change its intent to hold a certain security to maturity without calling into question its intent to hold other debt securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security due to certain changes in circumstances such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements is not considered to be inconsistent with its original classification. Other events that are isolated, nonrecurring, and unusual for the Bank that could not have been reasonably anticipated may cause the Bank to sell or transfer a held-to-maturity security without necessarily calling into question its intent to hold other debt securities to maturity.

In addition, in accordance with SFAS 115, sales of debt securities that meet either of the following two conditions may be considered as maturities for purposes of the classification of securities:  1) the sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest-rate risk is substantially eliminated as a pricing factor and the changes in market interest rates would not have a significant effect on the security’s fair value, or 2) the sale of a security occurs after the Bank has already collected a substantial portion (at least 85 percent) of the principal outstanding at acquisition due either to prepayments on the debt security or to scheduled payments on a debt security payable in equal installments (both principal and interest) over its term.

The Bank classifies certain investments that it may sell before maturity as “available-for-sale” and carries them at fair value. The change in fair value of the available-for-sale securities not being hedged by derivative instruments is recorded in other comprehensive income as a net unrealized gain or loss on available-for-sale securities. For available-for-sale securities that have been hedged and qualify as a fair-value hedge, the Bank records the portion of the change in value related to the risk being hedged in other income as “net loss on derivatives and hedging activities” together with the related change in the fair value of the derivative, and records the remainder of the change in accumulated other comprehensive income as “net unrealized loss on available-for-sale securities.”  For available-for-sale securities that have been hedged and qualify as a cash flow hedge, the Bank records the effective portion of the change in value of the derivative related to the risk being hedged in accumulated other comprehensive income as “net unrealized gain relating to hedging activities.”  The ineffective portion is recorded in other income and presented as “net loss on derivatives and hedging activities.” Additional information is provided in Note 16.

The Bank classifies certain investments acquired for purposes of meeting short-term contingency liquidity needs and asset/liability management as “trading securities” and carries them at fair value. The Bank records changes in the fair value of these investments through other income. However, the Bank does not participate in speculative trading practices and holds these investments indefinitely as management periodically evaluates its liquidity needs.

The Bank computes the amortization and accretion of premiums and discounts on mortgage-backed securities (MBS) using the level-yield method over the estimated lives of the securities. This method requires a retrospective adjustment of the effective yield each time the Bank changes the estimated life, based on actual prepayments received and changes in expected prepayments, as if the new estimate had been known since the original acquisition date of the securities. The Bank computes the amortization and accretion of premiums and discounts on other investments using the level-yield method to the contractual maturity of the securities.

The Bank computes gains and losses on sales of investment securities using the specific identification method and includes these gains and losses in other income

Investment securities issued by government-sponsored enterprises and U.S. government corporations are not guaranteed by the U.S. government.

The Bank regularly evaluates outstanding investments for impairment and determines whether unrealized losses are temporary based on a number of factors including: issuer-specific and collateral-specific issues; general business and market conditions; rating-agency actions; and the Bank’s willingness and ability to hold the securities for a sufficient period of time to allow for a possible recovery in the fair value of the investment. An impairment is deemed other-than-temporary when, based on an analysis of the probability of collection of the contractual cash flows, the Bank determines that it will not receive all amounts due, or when the Bank determines that it is not willing and able to hold the investment for a sufficient period of time to allow for a possible recovery in the fair value of the investment. If there is an other-than-temporary impairment in value of an investment, the decline in value is recognized as a loss and presented in the statement of income as other expense. The Bank has not experienced any other-than-temporary impairment in value of investments during 2004, 2003, or 2002.

Advances. The Bank presents advances, net of premiums and discounts, as discussed in Note 8. The Bank amortizes the premiums and discounts on advances to interest income using the level yield method. The Bank credits interest on advances to income as earned. Following the requirements of the Federal Home Loan Bank Act of 1932 (the Act), as amended, the Bank obtains sufficient collateral on advances to protect it from losses. The Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with the Bank, and other eligible real-estate-related assets. As Note 8 more fully describes, Community Financial Institutions (CFIs), FDIC-insured institutions with average assets over the preceding three-year period of $548 million or less during 2004, are eligible to utilize expanded statutory collateral rules that include small-business and agricultural loans. The Bank has not incurred any credit losses on advances since its inception. Based upon the collateral held as security for the advances and the repayment history of the Bank’s advances, management believes that an allowance for credit losses on advances is unnecessary.

Mortgage Loans Held for Portfolio. The Bank participates in the Mortgage Partnership Finance® (MPF®) program under which the Bank invests in government-insured and conventional residential fixed-rate mortgage loans that are purchased from a participating member (see Note 10). The Bank manages the liquidity, interest-rate, and options risk of the loans, while the member retains the marketing and servicing activities. The Bank and the member share in the credit risk of the loans, with the Bank assuming the first-loss obligation limited by the first-loss account (FLA), and the member or a third-party insurer assuming credit losses in excess of the FLA, the “Second-Loss Credit Enhancement,” up to the amount of the credit-enhancement obligation as specified in the master agreement. All losses in excess of the Second-Loss Credit Enhancement are assumed by the Bank.

The credit enhancement is an obligation on the part of the participating member which ensures the retention of credit risk on loans it originates. Under certain programs, the member may rely on a supplemental mortgage-insurance policy from a third-party insurer but remains ultimately responsible for meeting its credit-enhancement obligation. The amount of the credit enhancement is determined so that any losses in excess of the enhancement are limited to those permitted for “AA” credit risks. Depending on the program utilized, the participating member receives from the Bank a credit-enhancement fee for managing this portion of the inherent risk in the loans, or a premium is paid by the loan master servicer to a supplemental mortgage insurer. This fee is paid monthly based upon the remaining unpaid principal balance. The required credit-enhancement obligation amount may vary depending on the various product alternatives selected.

The Bank classifies mortgage loans as held for investment and, accordingly, reports them at their principal amount outstanding, net of premiums and discounts.

The Bank defers and amortizes mortgage-loan-origination fees (premiums and discounts) paid to and received from the Bank’s participating members as interest income using the level-yield method over the estimated lives of the related mortgage loans. Actual prepayment experience and estimates of future principal prepayments are used in calculating the estimated lives of the mortgage loans. The Bank aggregates the mortgage loans by similar characteristics (for example, by type, maturity, note rate, and acquisition date) in determining prepayment estimates. This approach requires a retrospective adjustment each time the Bank changes the estimated amounts as if the new estimate had been known since the original acquisition date of the assets.

The Bank records credit-enhancement fees as an offset to mortgage loan interest income. The Bank records other non-origination fees, such as delivery-commitment-extension fees and pair-off fees, in other income. Delivery-commitment-extension fees are charged when a member requests to extend the period of the delivery commitment beyond the original stated maturity. Pair-off fees are assessed when the principal amount of the funded loans is less than or greater than a specified percentage of the contractual delivery commitment amount.

The Bank places conventional mortgage loans on nonaccrual status when the collection of the contractual principal or interest is 90 days or more past due. When a mortgage loan is placed on nonaccrual status, accrued but uncollected interest is reversed against interest income. The Bank records cash payments received on nonaccrual loans first as interest income and then as a reduction of principal.

The Bank bases the allowance for credit losses on management’s analysis of probable credit losses inherent in the Bank’s conventional mortgage-loan portfolio as of the date of the statement of condition. Actual losses greater than defined levels are offset by the member’s credit enhancement. The Bank performs periodic reviews of its portfolio to identify probable losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations such as past performance, current performance, loan-portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. As a result of this analysis, the Bank has recorded an allowance for credit losses in the amounts of $1.4 million and $1.3 million as of December 31, 2004 and 2003, respectively.

Mortgage-Loan Participations. The Bank also sells participations in mortgage loans acquired under the MPF program to the FHLBank of Chicago. Under a master commitment, the Bank may enter into a participation arrangement with the FHLBank of Chicago that specifies an agreed upon ownership percentage for the mortgage loans to be acquired from participating members under the master commitment and related delivery commitments. Both the Bank and the FHLBank of Chicago share in the pro rata purchase amounts for each respective loan acquired from the participating member; receives the relevant pro rata share of principal and interest payments; maintains responsibility for their pro rata share of credit-enhancement fees and credit losses; and each may hedge its share of the delivery commitments. These participations to the FHLBank of Chicago are transacted contemporaneously with and at the same price as the loan purchases by the Bank, resulting in no gain or loss on the transaction. Based on the terms of the participation agreement between the Bank and the FHLBank of Chicago, these participations are accounted for as sales under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (SFAS 140).

Affordable Housing Program. The Act requires each FHLBank to establish and fund an AHP (see Note 9). The Bank charges the required funding for AHP to earnings and establishes a liability. The AHP funds provide grants to members to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. The Bank also issues AHP advances at interest rates below the customary rate for nonsubsidized advances. When the Bank makes an AHP advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP advance rate and the Bank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP advance. The discount on AHP advances is accreted to interest income on advances using the level-yield method over the life of the advance.

Prepayment Fees. The Bank charges a member a prepayment fee when the member prepays certain advances before the original maturity. The Bank records prepayment fees net of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities hedging fair-value adjustments included in the book basis of the advance as “prepayment fees on advances” in the interest income section of the statement of income.

In cases in which the Bank funds a new advance concurrent with the prepayment of an existing advance by the same member, the Bank applies the guidance provided in Emerging Issues Task Force Issue No. 01-07, Creditor’s Accounting for a Modification or Exchange of Debt Instruments (EITF 01-07), and evaluates whether the new advance meets the accounting criteria to qualify as a modification of the existing advance. If the new advance qualifies as a modification of the existing advance, the net prepayment fee on the prepaid advance is deferred, recorded in the basis of the modified advance, and amortized to interest income over the life of the modified advance. If the modified advance is hedged, it is marked to fair value after the amortization of the basis adjustment. This amortization results in offsetting amounts being recorded in net interest income and “net loss on derivatives and hedging activities” in other income. If the Bank determines that the advance should be treated as a new advance, it records the net fees as “prepayment fees on advances” in the interest income section of the statement of income.

Commitment Fees. The Bank records commitment fees for standby letters of credit as a deferred credit when received, and amortizes these fees on a straight-line basis to service-fee income in other income over the term of the standby letter of credit. The Bank believes the likelihood of standby letters of credit being drawn upon is remote based upon past experience.

Derivatives. Accounting for derivatives is addressed in the Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivatives Instruments and Hedging Activities – Deferral of Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 133). All derivatives are recognized on the statement of condition at their fair values. Each derivative is designated as one of the following:

(1)               a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair-value” hedge);

(2)               a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash-flow” hedge);

(3)               a nonqualifying hedge of an asset or liability (economic hedge) for asset-liability-management purposes; or

(4)               a nonqualifying hedge of another derivative (an intermediation hedge) that is offered as a product to members or used to offset other derivatives with nonmember counterparties.

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in other income as “net loss on derivatives and hedging activities.”

Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, a component of capital, until earnings are affected by the variability of the cash flows of the hedged transaction (for example, until the periodic recognition of interest on a variable-rate asset or liability is recorded in other income as “net loss on derivatives and hedging activities”).

For both fair-value and cash-flow hedges, any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative differ from the change in the fair value of the hedged item or the variability in the cash flows of the forecasted transaction) is recorded in other income as “net loss on derivatives and hedging activities.”

Changes in the fair value of a derivative not qualifying as a hedge are recorded in current period earnings with no fair value adjustment to an asset or liability. Both the net interest on the derivative and the fair-value adjustments are recorded in other income as “net loss on derivatives and hedging activities.”

The Bank may issue debt and may make advances in which a derivative instrument is “embedded.” Upon execution of these transactions, the Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the advance or debt (the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When the Bank determines that (1) the embedded derivative has economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as a stand-alone derivative instrument pursuant to an economic hedge. The Bank has determined that all embedded derivatives in currently outstanding transactions as of December 31, 2004, are clearly and closely related to the host contracts, and therefore no embedded derivatives have been bifurcated. However, if the entire contract (the host contract and the embedded derivative) is to be measured at fair value, with changes in fair value reported in current earnings (for example, an investment security classified as “trading” under SFAS 115, Accounting for Certain Investments in Debt and Equity Securities), or if the Bank cannot reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract is carried on the statement of condition at fair value and no portion of the contract is designated as a hedging instrument.

When hedge accounting is discontinued because the Bank determines that the derivative no longer qualifies as an effective fair-value hedge of an existing hedged item, the Bank continues to carry the derivative on the statement of condition at its fair value, ceases to adjust the hedged asset or liability for changes in fair value, and begins amortizing the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item using the level-yield method.

When hedge accounting is discontinued because the Bank determines that the derivative no longer qualifies as an effective cash-flow hedge of an existing hedged item, the Bank continues to carry the derivative on the statement of condition at its fair value and amortizes the cumulative other comprehensive adjustment to earnings when earnings are affected by the existing hedge item, which is the original forecasted transaction.

Under limited circumstances, when the Bank discontinues cash-flow hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period plus the following two months, but it is probable that the transaction will still occur in the future, the gain or loss on the derivative remains in accumulated other comprehensive income and is recognized in earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within two months after that, the gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings.

When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Bank continues to carry the derivative on the statement of condition at its fair value, removing from the statement of condition any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period earnings.

During the second quarter of 2004, the Bank changed its manner of assessing effectiveness for certain highly effective hedging relationship transactions used since the adoption of SFAS 133 on January 1, 2001. See Note 2 for more information.

Premises and Equipment. The Bank records premises and equipment at cost less accumulated depreciation and amortization. The Bank’s accumulated depreciation and amortization was approximately $8.0 million and $7.8 million at December 31, 2004 and 2003, respectively. The Bank computes depreciation on a straight-line basis over the estimated useful lives of relevant assets ranging from three to 10 years. It amortizes leasehold improvements on a straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. The Bank capitalizes improvements and major renewals but expenses ordinary maintenance and repairs when incurred. Depreciation and amortization expense was $1.5 million, $1.6 million, and $1.5 million for the years ended December 31, 2004, 2003, and 2002, respectively. The Bank includes gains and losses on disposal of premises and equipment in other income. The net realized loss on disposal of premises and equipment was $251,000 in 2004. There was no realized gain or loss on disposal of premises and equipment in 2003 and 2002.

Concessions on Consolidated Obligations. The Office of Finance prorates the amounts paid to dealers in connection with the sale of consolidated obligations (COs) to the Bank based upon the percentage of debt issued that is assumed by the Bank. The Bank defers and amortizes these dealer concessions using the level-yield method over the estimated life of the COs. Unamortized concessions were $4.5 million and $8.4 million at December 31, 2004 and 2003, respectively, and are included in other assets on the statement of condition. Amortization of such concessions are included in CO interest expense and totaled $9.5 million, $8.7 million, and $6.0 million in 2004, 2003, and 2002, respectively.

Discounts and Premiums on Consolidated Obligations. The Bank amortizes discounts on CO discount notes to expense using the level-yield method throughout the term of the related notes. It amortizes discounts and premiums on CO bonds to expense using the level-yield method over the estimated lives of the CO bonds.

Resolution Funding Corporation Assessments. The Resolution Funding Corporation (REFCorp) was established in 1989 under 12 U.S.C. Section 1441b as a means of funding the Resolution Trust Corporation (RTC), a federal instrumentality established by federal statute to provide funding for the resolution and disposition of insolvent savings institutions. Although the Bank is exempt from ordinary federal, state, and local taxation except for local real-estate tax, it is required to make payments to REFCorp. Each FHLBank is required to pay to REFCorp 20 percent of its net earnings, which is based upon GAAP net income, before REFCorp assessments and after deducting the AHP assessment amount. REFCorp has been designated as the calculation agent for the AHP and REFCorp assessments. The AHP and REFCorp assessments are calculated simultaneously due to their interdependence. The Bank accrues its REFCorp assessment on a monthly basis. Each quarter the 12 FHLBanks report their net income before AHP and REFCorp assessments to the REFCorp, which then performs the quarterly assessment payment calculations.

If a FHLBank experiences a net loss during a quarter, but still had net income for the year, the FHLBank’s obligation to REFCorp would be calculated based upon the FHLBank’s year-to-date net income. The FHLBank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the FHLBank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the FHLBank experiences a net loss for a full year, the FHLBank would have no obligation to REFCorp for the year.

The FHLBanks will continue to expense these amounts until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCorp will be fully satisfied. The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors to be used in this annuity calculation. The FHLBanks use the actual payments made to determine the amount of the future obligation that has been defeased. The cumulative amount to be paid to REFCorp by the Bank is not determinable at this time because it depends on the future earnings of all FHLBanks and interest rates.

The Finance Board will extend the term of the FHLBanks’ obligation to REFCorp for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.

The FHLBanks’ aggregate payments through 2004 have exceeded the scheduled payments due to REFCorp, effectively accelerating payment of the REFCorp obligation and shortening its remaining term to the second quarter of 2019. The FHLBanks’ aggregate payments through 2004 have satisfied $45.2 million of the $75 million scheduled payment for the second quarter of 2019 and all scheduled payments thereafter, through the final maturity date of April 15, 2030. This date assumes that all $300 million annual payments required after December 31, 2004, will be made.

The benchmark payments or portions of them could be reinstated if the actual REFCorp payments of the FHLBanks fall short of $75 million in a quarter. The maturity date of the REFCorp obligation may be extended beyond April 15, 2030, if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030, will be paid to the U. S. Department of the Treasury.

Finance Board and Office of Finance Expenses. The Bank is charged for its proportionate share of the costs of operating the Finance Board, the Bank’s primary regulator, and the Office of Finance, which manages the sale of COs. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of total combined capital. The Office of Finance allocates its operating and capital expenditures based on each FHLBank’s percentage of capital stock, percentage of COs issued, and percentage of COs outstanding.

Estimated Fair Values. Some of the Bank’s financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, the Bank uses internal models employing significant estimates and present-value calculations when disclosing estimated fair values. Note 17 details the estimated fair values of the Bank’s financial instruments.

Cash Flows. In the statement of cash flows, the Bank considers cash and due from banks as cash and cash equivalents. Federal funds sold are not treated as cash equivalents for purposes of the statement of cash flows, but are instead treated as short-term investments and are reflected in the investing activities section of the statement of cash flows.

Reclassification. Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation. In particular, for the years ended December 31, 2003 and 2002, the Bank reclassified prepayment fee income on the statement of income. Previously, advances prepayment fee income was classified as a separate line item within other income, and prepayment fee income generated from certain asset-backed investment securities was recorded within other income on the statement of income. These amounts have been reclassified and are now included as separate line items in interest income for the years ended December 31, 2003 and 2002. As a result of this reclassification, net interest income after provision for credit losses on mortgage loans was adjusted by $56.2 million and $33.4 million for the years ended December 31, 2003 and 2002, respectively. There was no impact to net income as a result of these reclassifications.

Note 2 – Accounting Adjustments and Change in Accounting Principle and Recently Issued Accounting Standards

Accounting Adjustments. During the second quarter of 2004, the Bank changed the manner in which it assesses effectiveness for certain highly-effective CO hedging relationships. Under the Bank’s prior approach, the Bank inappropriately assumed no ineffectiveness for these hedging transactions, since the CO and the designated interest-rate-swap agreement had identical terms with the exception that the interest-rate swaps used in these relationships were structured with one settlement amount under the receive-side of the swap that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the CO. During 2004, the Bank changed its method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. The Bank assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003, and determined that had the Bank applied this approach since January 1, 2001, it would not have had a material impact on the results of operations or financial condition of the Bank for any of these prior reporting periods. The Bank recorded a decrease of $253,000 to income before assessments included in other income in “net loss on derivatives and hedging activities” in the second quarter of 2004. These amounts include an increase of $1.1 million to net income before assessments related to periods prior to January 1, 2004, and reflect the accounting as if the Bank had employed the new approach from the date of adoption of SFAS 133 until its implementation of the new approach for measuring effectiveness.

During the third quarter of 2004, the Bank recorded a correction to the historical cost of certain available-for-sale investment securities due to the incorrect amortization of premiums on these securities. If the Bank had recorded the amortization of these premiums correctly in all prior periods with respect to which this correction affected, the amounts would not have been materially different from the reported results of operations or financial condition of the Bank for any of these prior reporting periods. Therefore, the full amount of the correction was recorded in accumulated other comprehensive income the third quarter of 2004, and has resulted in an increase to net interest income in the amount of $2.5 million and an increase of $1.8 million to net income (after AHP and REFCorp assessments), and a reduction to other comprehensive income in the amount of $2.5 million.

EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the Financial Accounting Standards Board (FASB) reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of EITF 03-1 must be applied prospectively to all current and future investments accounted for in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. On September 15, September 30, and November 15, 2004, the FASB issued proposed staff positions to provide guidance on the application and scope of certain paragraphs and to defer the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1. This deferral will be superseded in FASB’s final issuance of the staff position. The management of the Bank does not expect the revised EITF to have a material impact on its results of operations or financial condition at the time of adoption.

Adoption of SFAS 150. The FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.

The Bank adopted SFAS 150 as of January 1, 2004, based on SFAS 150’s definition of a nonpublic entity, the definition of an Securities and Exchange Commission (SEC) registrant in FASB Staff Position No. 150-3 (FSP 150-3), and related implementation guidance as it relates to both the Bank’s member shares and its COs. The Bank is a cooperative whose member financial institutions own all of the Bank’s capital stock. Member shares cannot be purchased or sold except between the Bank and its members at $100 per share par value, the Bank does not have equity securities that trade in a public market, and the Bank is not in the process of registering equity securities with the SEC for the purpose of a sale of equity securities in a public market. Additionally, although the Bank is a nonpublic entity, the Bank does issue joint and several COs that can be traded in a public market. The public nature of the COs, addressed in the SFAS 150 implementation guidance, is the primary reason for the adoption of SFAS 150 on January 1, 2004.

In compliance with SFAS 150, the Bank will reclassify stock subject to redemption from equity to liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains nonmember status by merger or acquisition, charter termination, or involuntary termination from membership, since the shares of capital stock will then meet the definition of a mandatorily redeemable financial instrument. We do not take into consideration our members’ right to cancel a redemption request in determining when shares of capital stock should be classified as a liability, because such cancellation would be subject to a cancellation fee equal to two percent of the par amount of the shares of Class B stock that is the subject of the redemption notice. Shares of capital stock meeting this definition are reclassified to a liability at fair value. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense on the statement of income. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the statement of cash flows.

If a member cancels its written notice of redemption or notice of withdrawal, the Bank will reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock will no longer be classified as interest expense.

On January 1, 2004, the Bank reclassified $8.7 million of its outstanding capital stock to “mandatorily redeemable capital stock” in the liability section of the statement of condition. For the year ended December 31, 2004, dividends on mandatorily redeemable capital stock in the amount of $1.3 million were recorded as interest expense.

Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Note 13 for more information, including significant restrictions on stock redemption.

Adoption of SOP 03-3. The American Institute of Certified Public Accountants issued Statement of Position 03-3 (SOP 03-3), Accounting for Certain Loans or Debt Securities Acquired in a Transfer, in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. The Bank adopted SOP 03-3 as of January 1, 2005. At the time of adoption, the Bank has determined that the requirements of SOP 03-3 would not have a material impact on the Bank’s results of operations or financial condition.

 Note 3 – Cash and Due from Banks

Compensating Balances. The Bank maintains collected cash balances with various commercial banks in return for certain services. These agreements contain no legal restrictions about the withdrawal of funds. The average compensating balances for the years ended December 31, 2004 and 2003 were approximately $1.7 million and $2.1 million, respectively.

Restricted Balances. The Bank maintained average required clearing balances with the Federal Reserve Bank of Boston of approximately $7.6 million and $6.5 million for the years ended December 31, 2004 and 2003, respectively. These are required clearing balances and may not be withdrawn; however, the Bank may use earnings credits on these balances to pay for services received from the Federal Reserve Bank.

Pass-Through Deposit Reserves. The Bank acts as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount shown as cash and due from banks may include pass-through reserves deposited with the Federal Reserve Bank of Boston. There were no pass-through reserves deposited at December 31, 2004 and 2003. The Bank includes member reserve balances in other liabilities on the statement of condition.

Note 4 – Securities Purchased Under Agreements to Resell

The Bank has entered into purchases of securities under agreements to resell those securities. These amounts represent short-term loans and are assets on the statement of condition. The securities purchased under agreements to resell are held in safekeeping in the name of the Bank by third-party custodians approved by the Bank. Should the market value of the underlying securities decrease below the market value required as collateral, the counterparty must place an equivalent amount of additional securities in safekeeping in the name of the Bank or the dollar value of the resale agreement will be decreased accordingly. The collateral received on securities purchased under agreements to resell has not been sold or repledged by the Bank. Securities purchased under agreements to resell averaged $602.8 million and $737.0 million during 2004 and 2003, respectively, and the maximum amounts outstanding at any monthend during 2004 and 2003 were $2.1 billion and $2.4 billion, respectively.

Note 5 – Trading Securities

Major Security Types. Trading securities as of December 31, 2004 and 2003, were as follows (dollars in thousands):

	2004	2003
Mortgage-backed securities
U.S. government guaranteed	$75,293	$111,826
Government-sponsored enterprises	129,114	167,664
Other	91,000	119,485

Total	$295,407	$398,975

Net gains on trading securities for the years ended December 31, 2004 and 2003, include a change in net unrealized holding losses of $8.4 million and $10.4 million for securities held on December 31, 2004 and 2003, respectively.

The Bank does not participate in speculative trading practices and holds these investments indefinitely as management periodically evaluates its liquidity needs.

Note 6 – Available-for-Sale Securities

Major Security Types. Available-for-sale securities as of December 31, 2004, were as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
International agency obligations	$352,626	$34,585	—	$387,211
U.S. government corporations	213,963	9,387	—	223,350
Government-sponsored enterprises	185,035	11,280	—	196,315
Other FHLBanks’ bonds	14,911	793	—	15,704
	766,535	56,045	—	822,580
Mortgage-backed securities
Government-sponsored enterprises	174,250	8,665	—	182,915

Total	$940,785	$64,710	—	$1,005,495

Available-for-sale securities as of December 31, 2003, were as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

International agency obligations	$347,869	$26,043	—	$373,912
U.S. government corporations	207,863	4,593	—	212,456
Government-sponsored enterprises	294,609	16,066	—	310,675
Other FHLBanks’ bonds	14,912	1,379	—	16,291
State or local housing-agency obligations	2	—	—	2
	865,255	48,081	—	913,336
Mortgage-backed securities
Government-sponsored enterprises	174,901	9,375	—	184,276

Total	$1,040,156	$57,456	—	$1,097,612

As discussed in Note 1, the gross unrealized gains and losses noted above for December 31, 2004 and 2003, do not reflect the impact of available-for-sale hedge accounting.

Redemption Terms. The amortized cost and estimated fair value of available-for-sale securities by contractual maturity at December 31, 2004 and 2003, are shown below (dollars in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2004		2003
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Year of Maturity	Cost	Value	Cost	Value

Due in one year or less	—	—	$2	$2
Due after one year through five years	$96,517	$100,587	71,584	77,612
Due after five years through 10 years	14,613	15,072	14,556	15,608
Due after 10 years	655,405	706,921	779,113	820,114
	766,535	822,580	865,255	913,336

Mortgage-backed securities	174,250	182,915	174,901	184,276

Total	$940,785	$1,005,495	$1,040,156	$1,097,612

As of December 31, 2004 and 2003, the Bank’s investment in other FHLBanks’ bonds are included in the “due after one year through five years” category in the above table.

The amortized cost of the Bank’s MBS classified as available-for-sale includes net premiums of $5.0 million and $5.7 million at December 31, 2004 and 2003, respectively.

Interest-Rate-Payment Terms. The following table details additional interest-rate-payment terms for investment securities classified as available-for-sale at December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Amortized cost of available-for-sale securities other than mortgage-backed securities:
Fixed-rate	$766,535	$865,253
Variable-rate	—	2
	766,535	865,255

Amortized cost of available-for-sale mortgage-backed securities:
Fixed-rate collateralized mortgage obligations	174,250	174,901

Total	$940,785	$1,040,156

As of December 31, 2004 and 2003, the Bank’s investment in other FHLBanks’ bonds is fixed-rate.

Gains and Losses. Gross gains of $7.3 million and $3.8 million were realized on sales of available-for-sale securities for the years ended December 31, 2004 and 2003, respectively. These gains were netted with losses incurred on derivatives associated with these available-for-sale securities of $7.0 million and $3.6 million during the years ended December 31, 2004 and 2003, respectively. There were no sales of available-for-sale securities for the year ended December 31, 2002.

Note 7 – Held-to-Maturity Securities

Major Security Types. Held-to-maturity securities as of December 31, 2004, were as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. agency obligations	$91,477	$4,637	—	$96,114
Government-sponsored enterprises	200,076	—	$(840)	199,236
State or local housing-agency obligations	435,829	14,700	(5,216)	445,313
	727,382	19,337	(6,056)	740,663

Mortgage-backed securities
U.S. government guaranteed	27,038	1,236	—	28,274
Government-sponsored enterprises	1,302,867	50,369	(3,390)	1,349,846
Other	4,196,069	45,172	(7,956)	4,233,285
	5,525,974	96,777	(11,346)	5,611,405

Total	$6,253,356	$116,114	$(17,402)	$6,352,068

Held-to-maturity securities as of December 31, 2003, were as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

U.S. agency obligations	$110,472	$6,487	—	$116,959
State or local housing-agency obligations	557,344	28,465	$(13,323)	572,486
	667,816	34,952	(13,323)	689,445
Mortgage-backed securities
U.S. government guaranteed	40,014	2,616	(15)	42,615
Government-sponsored enterprises	1,442,978	83,450	(3,320)	1,523,108
Other	4,392,734	85,478	(16,472)	4,461,740
	5,875,726	171,544	(19,807)	6,027,463

Total	$6,543,542	$206,496	$(33,130)	$6,716,908

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2004 (dollars in thousands). The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

Government-sponsored enterprises	$199,236	$(840)	—	—	$199,236	$(840)
State or local housing-agency obligations	—	—	$233,734	$(5,216)	233,734	(5,216)
Mortgage-backed securities
Government-sponsored enterprises	111,320	(2,750)	65,208	(639)	176,528	(3,389)
Other	1,572,266	(7,515)	177,738	(442)	1,750,004	(7,957)

Total temporarily impaired	$1,882,822	$(11,105)	$476,680	$(6,297)	$2,359,502	$(17,402)

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2003 (dollars in thousands). The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

State or local housing-agency obligations	$58,979	$(4,916)	$167,782	$(8,407)	$226,761	$(13,323)
Mortgage-backed securities
U.S. government guaranteed	5,159	(15)	—	—	5,159	(15)
Government-sponsored enterprises	188,149	(3,206)	39,484	(114)	227,633	(3,320)
Other	1,602,991	(15,803)	536,908	(669)	2,139,899	(16,472)

Total temporarily impaired	$1,855,278	$(23,940)	$744,174	$(9,190)	$2,599,452	$(33,130)

The Bank reviewed its investment security holdings and has determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Additionally, the Bank has the ability and the intent to hold such securities through to recovery of the unrealized losses.

Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at December 31, 2004 and 2003, are shown below (dollars in thousands). Expected maturities of some securities and MBS will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2004		2003
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Year of Maturity	Cost	Value	Cost	Value

Due in one year or less	$200,076	$199,235	$9,115	$9,213
Due after one year through five years	3,594	3,849	8,571	9,346
Due after five years through 10 years	47,988	51,209	77,624	84,406
Due after 10 years	475,724	486,370	572,506	586,480
	727,382	740,663	667,816	689,445

Mortgage-backed securities	5,525,974	5,611,405	5,875,726	6,027,463

Total	$6,253,356	$6,352,068	$6,543,542	$6,716,908

The amortized cost of the Bank’s MBS classified as held-to-maturity includes net premiums of $10.1 million and $12.0 million at December 31, 2004 and 2003, respectively.

Interest-Rate-Payment Terms. The following table details additional interest-rate-payment terms for investment securities classified as held-to-maturity at December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Amortized cost of held-to-maturity securities other than mortgage-backed securities:
Fixed-rate	$530,517	$468,901
Variable-rate	196,865	198,915
	727,382	667,816
Amortized cost of held-to-maturity mortgage-backed securities
Pass-through securities:
Fixed-rate	1,095,831	1,183,725
Variable-rate	33,711	46,099
Collateralized mortgage obligations:
Fixed-rate	898,643	1,002,309
Variable-rate	3,497,789	3,643,593

	5,525,974	5,875,726

Total	$6,253,356	$6,543,542

Gains and Losses. A gross gain of $13,000 was realized on the sale of a held-to-maturity security for the year ended December 31, 2004. The Bank sold an MBS of which at least 85 percent of the principal outstanding at acquisition had been collected. The sale was considered a maturity for the purpose of security classification. There were no sales of held-to-maturity securities for the years ended December 31, 2003 and 2002.

Note 8 – Advances

Redemption Terms. At December 31, 2004 and 2003, the Bank had advances outstanding, including AHP advances (see Note 9), at interest rates ranging from zero percent to 8.44 percent, and zero percent to 8.55 percent, respectively, as summarized below (dollars in thousands). Advances with interest rates of zero percent are AHP subsidized advances.

	2004		2003
Year of Maturity	Amount	Weighted Average Rate	Amount	Weighted Average Rate

Overdrawn demand-deposit accounts	$33,200	2.67%	$84,249	1.38%
2004	—	—	8,947,601	2.04
2005	15,216,451	2.50	2,599,196	4.17
2006	3,017,754	3.31	2,566,074	3.75
2007	2,894,633	3.73	2,696,108	4.38
2008	1,940,475	3.71	1,685,556	3.68
2009	1,979,890	4.05	1,313,701	4.52
Thereafter	4,863,883	4.71	5,492,688	4.68

Total par value	29,946,286	3.24%	25,385,173	3.49%

Premium on advances	10,442		1,858
Discount on advances	(10,700)		(10,360)
SFAS 133 hedging adjustments	262,725		697,559

Total	$30,208,753		$26,074,230

The Bank offers advances to members that may be prepaid on pertinent dates (call dates) without incurring prepayment or termination fees (callable advances). Other advances may only be prepaid by paying a fee to the Bank (prepayment fee) that makes the Bank financially indifferent to the prepayment of the advance. At December 31, 2004, the Bank had callable advances outstanding of $30.0 million. At December 31, 2003, the Bank had no callable advances outstanding.

The following table summarizes advances at December 31, 2004 and 2003, by year of maturity or next call date for callable advances (dollars in thousands):

Year of Maturity or Next Call Date	2004	2003

Overdrawn demand-deposit accounts	$33,200	$84,249
2004	—	8,947,601
2005	15,216,451	2,599,196
2006	3,017,754	2,566,074
2007	2,924,633	2,696,108
2008	1,940,475	1,685,556
2009	1,979,890	1,313,701
Thereafter	4,833,883	5,492,688

Total par value	$29,946,286	$25,385,173

The Bank also offers putable advances. A putable advance is an advance in which the Bank purchases a put option from the member that allows the Bank to terminate the advance on specific dates through its term. At December 31, 2004 and 2003, the Bank had putable advances outstanding totaling $5.7 billion and $8.3 billion, respectively.

The following table summarizes advances outstanding at December 31, 2004 and 2003, by year of maturity or next put date for putable advances (dollars in thousands):

Year of Maturity or Next Put Date	2004	2003

Overdrawn demand-deposit accounts	$33,200	$84,249
2004	—	15,731,351
2005	18,975,101	2,204,196
2006	3,264,704	2,499,024
2007	2,626,533	1,620,708
2008	1,578,975	1,282,056
2009	1,379,440	783,801
Thereafter	2,088,333	1,179,788

Total par value	$29,946,286	$25,385,173

Security Terms. The Bank lends to financial institutions involved in housing finance within the six New England states according to federal statutes, including the Act. The Act requires the Bank to obtain sufficient collateral on advances to protect against losses and to accept only certain U.S. government or government-agency securities, residential mortgage loans, cash or deposits and member capital stock in the Bank, and other eligible real-estate-related assets as collateral on such advances. However, CFIs are eligible to utilize expanded statutory collateral provisions dealing with loans to small business or agriculture. At December 31, 2004 and 2003, the Bank had rights to collateral, on a member-by-member basis, with an estimated value greater than outstanding advances. Based upon the financial condition of the member, the Bank either:

1.                    Allows a member to retain possession of the collateral assigned to the Bank, if the member executes a written security agreement and agrees to hold such collateral for the benefit of the Bank; or

2.                    Requires the member to specifically assign or place physical possession of such loan collateral with the Bank or its safekeeping agent; or

3.                    Requires the member to place physical possession of such securities collateral with the Bank’s safekeeping agent.

Beyond these provisions, Section 10(e) of the Act affords any security interest granted by a member to the Bank priority over the claims or rights of any other party. The exceptions are those claims that would be entitled to priority under otherwise applicable law and are held by bona fide purchasers for value or by secured parties with perfected security interests.

Credit Risk and Related Party Activities. While the Bank has never experienced a credit loss on an advance to a member, the expansion of collateral for CFIs and nonmember housing associates provides the potential for additional credit risk for the Bank. Management of the Bank has policies and procedures in place to appropriately manage this credit risk. Based on these policies, the Bank has not provided any allowances for losses on advances.

The Bank’s potential credit risk from advances is concentrated in commercial banks and savings institutions. As of December 31, 2004 and 2003, the Bank had advances of $4.3 billion and $94.0 million outstanding to Fleet National Bank, representing 14.3 percent and 0.4 percent of total advances outstanding, respectively. Interest income from advances to this member amounted to $16.8 million, $20.7 million, and $18.1 million during 2004, 2003, and 2002, respectively. The Bank held sufficient collateral to cover the advances to this institution and the Bank does not expect to incur any credit losses on these advances.

Interest-Rate-Payment Terms. The following table details additional interest-rate-payment terms for advances at December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Par amount of advances:
Fixed-rate	$28,175,031	$23,666,137
Variable-rate	1,771,255	1,719,036

Total	$29,946,286	$25,385,173

Variable-rate advances noted in the above table include advances outstanding at December 31, 2004 and 2003, totaling $40.0 million and $155.0 million, respectively, which contain embedded interest-rate caps and floors.

Prepayment Fees. The Bank records prepayment fees received from members on prepaid advances net of any associated SFAS 133 hedging fair-value adjustments on those advances. Additionally, under certain advances programs, the prepayment-fee provisions of the advance agreement could result in either a payment from the member or to the member when such an advance is prepaid, based upon market conditions at the time of prepayment (referred to as a “symmetrical” prepayment fee). Advances with a symmetrical prepayment-fee provision are hedged with derivatives containing offsetting terms, so that the Bank is financially indifferent to the members’ decision to prepay such advances. The net amount of prepayment fees is reflected as interest income in the statement of income. For the three years ended December 31, 2004, 2003, and 2002, advance prepayment fees received from members and the associated hedging fair-value adjustments are reflected in the following table (dollars in thousands):

	2004	2003	2002

Prepayment fees received from members	$244,626	$77,470	$38,993
Hedging fair-value adjustments	(190,330)	(26,938)	(9,836)

Net prepayment fees	$54,296	$50,532	$29,157

Advance principal amount prepaid	$4,026,512	$3,493,814	$1,660,833

During 2003, the Bank paid prepayment fees to Fleet National Bank totaling $3.6 million related to an advance containing a symmetrical prepayment provision. The corresponding principal amount prepaid during 2003 was $1.0 billion. The Bank did not pay or receive any prepayment fees from Fleet National Bank during 2004 or 2002.

Note 9 – Affordable Housing Program

Section 10(j) of the Act requires each FHLBank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and below-market-rate advances to members, who use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. Annually, the FHLBanks must set aside for the AHP the greater of $100 million or 10 percent of the current year’s net income before charges for AHP, REFCorp, and interest expense associated with mandatorily redeemable capital stock (regulatory net income), minus the assessment for REFCorp (see Note 1). This definition of regulatory net income for purposes of calculating the AHP assessment has been determined by the Finance Board. The AHP and REFCorp assessments are calculated simultaneously due to their interdependence.

The REFCorp has been designated as the calculation agent for AHP and REFCorp assessments. Each FHLBank provides its net income before AHP and REFCorp assessments to the REFCorp, which then performs the calculations at each quarterend date.

In annual periods where the Bank’s regulatory net income is zero or less, the AHP assessment for the Bank is zero. However, if the result of the aggregate 10 percent calculation described above is less than $100 million for all 12 FHLBanks on an annual basis, then the Act requires the shortfall to be allocated among the FHLBanks based upon the ratio of each FHLBank’s income before AHP and REFCorp to the sum of the income before AHP and REFCorp of the 12 FHLBanks. Allocation of this shortfall is determined by REFCorp. There was no shortfall in either 2004 or 2003.

The Bank charges the amount set aside for AHP to income and recognizes it as a liability. The Bank then relieves the AHP liability as members use subsidies. The Bank had outstanding principal in AHP-related advances of $34.6 million and $30.3 million at December 31, 2004 and 2003, respectively.

An analysis of the AHP liability for the years ended December 31, 2004 and 2003, follows (dollars in thousands):

Roll-forward of the AHP Liability	2004	2003

Balance at beginning of year	$32,180	$31,416
AHP expense for the year	10,092	10,174
AHP direct grant disbursements	(7,818)	(8,887)
AHP subsidy for below-market-rate advance disbursements	(2,221)	(1,686)
Return of previously disbursed grants and subsidies	966	1,163

Balance at end of year	$33,199	$32,180

Note 10 – Mortgage Loans Held for Portfolio

The Bank’s MPF program involves investment by the Bank in fixed-rate mortgage loans that are purchased from participating members. All mortgage loans are held-for-investment. Under the MPF program, the Bank’s members originate, service, and credit-enhance home-mortgage loans that are then sold to the Bank.

The following table presents mortgage loans held for portfolio as of December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Real estate
Fixed-rate 15 year single-family mortgages	$1,267,861	$1,355,068
Fixed-rate 20 and 30 year single-family mortgages	2,697,010	3,118,436
Premiums	52,365	69,150
Discounts	(4,138)	(4,829)
Deferred hedging gains and losses, net	262	190

Total mortgage loans held for portfolio	4,013,360	4,538,015

Less: allowance for credit losses	(1,379)	(1,317)

Total mortgage loans, net of allowance for credit losses	$4,011,981	$4,536,698

The par value of mortgage loans held for portfolio at December 31, 2004 and 2003, was comprised of the following (dollars in thousands):

	2004	2003

Conventional loans	$3,105,139	$3,293,097
Government-insured loans	859,732	1,180,407

Total par value	$3,964,871	$4,473,504

An analysis of the allowance for credit losses at December 31, 2004, 2003 and 2002, follows (dollars in thousands):

	2004	2003	2002

Balance at beginning of year	$1,317	$1,334	$177
Charge-offs	(91)	(22)	—
Recoveries	30	—	—
Net charge-offs	(61)	(22)	—
Provision for credit losses	123	5	1,157

Balance at end of year	$1,379	$1,317	$1,334

The estimated fair values of mortgage loans held for portfolio as of December 31, 2004 and 2003, are reported in Note 17.

Mortgage loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage-loan agreement. At December 31, 2004 and 2003, the Bank had no recorded investments in impaired mortgage loans. Mortgage loans on nonaccrual status at December 31, 2004 and 2003, totaled $2.7 million and $1.4 million, respectively. The Bank’s mortgage-loan portfolio is geographically diversified on a national basis. There is no concentration of delinquent loans in any geographic region. Real estate owned (REO) at December 31, 2004 and 2003, totaled $539,000 and $604,000, respectively. REO is recorded on the statement of condition in other assets.

Note 11 – Deposits

The Bank offers demand and overnight deposits for members and qualifying nonmembers. In addition, the Bank offers short-term deposit programs to members. Members that service mortgage loans may deposit in the Bank funds collected in connection with mortgage loans pending disbursement of such funds to the owners of the mortgage loans; the Bank classifies these items as other deposits on the statement of condition. Deposits at December 31, 2004 and 2003, include SFAS 133 hedging adjustments of $5.7 million and $6.0 million, respectively. The average interest rates paid on average deposits during 2004, 2003, and 2002 were 0.98 percent, 0.85 percent, and 1.45 percent, respectively.

Redemption Terms. At December 31, 2004 and 2003, the Bank had term deposits outstanding at interest rates ranging from 1.74 percent to 4.71 percent, and 0.81 percent to 4.71 percent, respectively, as summarized below (dollars in thousands):

	2004		2003
Term Deposits by Maturity	Amount	Weighted Average Rate	Amount	Weighted Average Rate

Three months or less	$1,000	2.96%	$2,000	0.81%
Over three months through six months	500	2.20	2,000	2.15
Over six months through 12 months	2,000	1.85	—	—
Greater than 12 months	23,000	4.40	23,500	4.35

Total par value	$26,500	4.11%	$27,500	3.93%

Note 12 – Consolidated Obligations

COs are the joint and several obligations of the 12 FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue COs through the Office of Finance, which serves as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of COs and is the primary obligor for its specific portion of COs issued. COs are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

The Finance Board, in its discretion, may require any FHLBank to make principal or interest payments due on any COs. Although this has never occurred, to the extent that an FHLBank would make a payment on a CO on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the noncomplying FHLBank. However, if the Finance Board determines that the noncomplying FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBanks’ participation in all COs outstanding, or on any other basis the Finance Board may determine.

The par amounts of the FHLBanks’ outstanding COs, including COs held by other FHLBanks, were approximately $869.2 billion and $759.5 billion at December 31, 2004 and 2003, respectively. Regulations require the FHLBanks to maintain unpledged qualifying assets equal to its participation in the COs outstanding. Qualifying assets are defined as cash; secured advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the COs; obligations of or fully guaranteed by the U.S.; obligations, participations, or other instruments of or issued by Fannie Mae or Ginnie Mae; mortgages, obligations or other securities which are or have ever been sold by Freddie Mac under the Act; and such securities as fiduciary and trust funds may invest in under the laws of the state in which the FHLBank is located.

Each FHLBank’s leverage limit has been based on a ratio of assets to capital. For FHLBanks that have not adopted capital restructuring plans pursuant to 12 C.F.R. §933, the final rule limits each FHLBank’s assets generally to no more than 21 times its capital. Nevertheless, an FHLBank that has nonmortgage assets, after deducting deposits and capital, that do not exceed 11 percent of its total assets, may have total assets in an amount not greater than 25 times its capital. As a result of the implementation of its new capital structure in April 2004, the Bank is no longer required to follow this regulation (see Note 13).

To provide holders of COs issued prior to January 29, 1993 (prior bondholders), the protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ regulatory capital stock, prior bondholders have a claim on a certain amount of the qualifying assets (Special Asset Account [SAA]) if regulatory capital stock is less than 8.33 percent of COs. At December 31, 2004 and 2003, respectively, the FHLBanks’ regulatory capital stock was 4.7 percent and 5.0 percent of the par value of COs outstanding, and the required minimum pledged asset balance was approximately $219,000 and $24.0 million. Further, the regulations require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below two percent. As of December 31, 2004 and 2003, no FHLBank had a capital-to-assets ratio less than two percent; therefore no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation, as the ratio has never fallen below two percent.

General Terms. COs are issued with either fixed-rate coupon-payment terms or variable-rate coupon-payment terms that use a variety of indices for interest-rate resets, including the London Interbank Offered Rate (LIBOR), Constant Maturity Treasury (CMT), Eleventh District Cost of Funds Index (COFI), and others. In addition, to meet the expected specific needs of certain investors in COs, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon-payment terms and call options. When such COs are issued, the Bank enters into derivatives containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond.

These COs, beyond having fixed-rate or simple variable-rate coupon-payment terms, may also have the following broad term regarding either principal repayment or coupon-payment terms:

Optional Principal Redemption Bonds (callable bonds) that the Bank may redeem in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings.

With respect to interest payments, consolidated bonds may also have the following term:

Zero-Coupon Callable Bonds are long-term discounted instruments that earn a fixed yield to maturity or the optional principal-redemption date. All principal and interest are paid at maturity or on the optional principal redemption date, if exercised prior to maturity.

Interest-Rate-Payment Terms. The following table details interest-rate-payment terms for consolidated bonds at December 31, 2004 and 2003 (dollars in thousands):

	2004	2003
Par amount of consolidated bonds

Fixed-rate bonds	$24,699,735	$28,445,460
Variable-rate bonds	2,000,000	2,500,000
Zero-coupon bonds	5,797,500	6,097,500

Total par amount	$32,497,235	$37,042,960

Redemption Terms. The following is a summary of the Bank’s participation in consolidated bonds outstanding at December 31, 2004 and 2003, by the year of maturity (dollars in thousands):

	2004		2003
		Weighted		Weighted
		Average		Average
Year of Maturity	Amount	Rate	Amount	Rate

2004	—	—	$8,579,925	3.46%
2005	$8,628,085	3.38%	7,097,930	3.48
2006	6,074,030	3.07	5,081,815	3.31
2007	4,163,125	3.44	2,486,210	3.90
2008	3,075,640	3.80	3,402,280	3.93
2009	1,672,000	3.80	799,000	4.47
Thereafter	8,884,355	5.90	9,595,800	5.89

Total par value	32,497,235	4.08%	37,042,960	4.17%

Bond premium	41,298		52,066
Bond discount	(4,768,800)		(5,081,926)
SFAS 133 hedging adjustments	(90,019)		44,421

Total	$27,679,714		$32,057,521

Consolidated bonds outstanding at December 31, 2004 and 2003, include callable bonds totaling $15.7 billion and $16.4 billion, respectively. The Bank uses fixed-rate callable debt to finance its assets. Contemporaneous with such a debt issue, the Bank may also enter into an interest-rate swap (in which the Bank pays variable and receives fixed) with a call feature that mirrors the option embedded in the debt (a sold callable swap). The combined sold callable swap and callable debt effectively create floating-rate funding at rates that are more attractive than other available alternatives.

The Bank’s consolidated bonds outstanding at December 31, 2004 and 2003 include (dollars in thousands):

	2004	2003
Par amount of consolidated bonds:
Noncallable or non-putable	$16,779,735	$20,680,460
Callable	15,717,500	16,362,500

Total par amount	$32,497,235	$37,042,960

The following table summarizes consolidated bonds outstanding at December 31, 2004 and 2003, by the earlier of the year of maturity or next call date (dollars in thousands):

Year of Maturity or Next Call Date	2004	2003

2004	—	$21,557,425
2005	$20,870,585	7,552,930
2006	5,239,030	3,511,815
2007	2,838,125	1,796,210
2008	1,815,640	1,702,280
2009	942,000	99,000
Thereafter	791,855	823,300

Total par value	$32,497,235	$37,042,960

Consolidated Discount Notes. Consolidated discount notes are issued to raise short-term funds. Discount notes are COs with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature.

The Bank’s participation in consolidated discount notes, all of which are due within one year, was as follows (dollars in thousands):

			Weighted
			Average
	Book Value	Par Value	Rate

December 31, 2004	$20,090,681	$20,115,715	2.08%

December 31, 2003	$5,346,504	$5,351,807	0.99%

The Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase COs of the FHLBanks aggregating not more than $4 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the two years ended December 31, 2004.

Note 13 – Capital

The Gramm-Leach-Bliley Act (GLB Act) has resulted in a number of changes in the capital structure of the FHLBanks. The final Finance Board capital rule was published on January 30, 2001, and amendments were published on October 26, 2001. The capital rule required each FHLBank to submit a capital structure plan to the Finance Board by October 29, 2001, in accordance with the provisions of the GLB Act and final capital rule. The Finance Board approved the Bank’s final amended capital plan on August 6, 2003. The Bank converted to its new capital structure on April 19, 2004, and was in compliance with its capital plan on the conversion date. The conversion was considered a capital transaction and was accounted for at par value.

The Bank is subject to three capital requirements under the new capital structure plan that became effective on April 19, 2004. The Bank shall maintain at all times:

1.               Permanent capital in an amount at least equal to the sum of its credit-risk capital requirement, its market-risk capital requirement, and its operations-risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. Only “permanent capital,” defined as retained earnings and Class B stock, satisfies the risk-based capital requirement. The Finance Board may require the Bank to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined.

2.               A four percent total capital-to-asset ratio, and

3.               At least a five percent leverage ratio, defined as the sum of permanent capital weighted 1.5 times and nonpermanent capital weighted 1.0 times divided by total assets.

The following table shows the Bank’s compliance with the Finance Board’s capital requirements at December 31, 2004 (dollars in thousands):

	December 31, 2004
	Required	Actual
Regulatory Capital Requirements

Risk-based capital	$455,984	$2,239,562

Total regulatory capital	$2,070,204	$2,239,562
Total capital-to-asset ratio	4.0%	4.3%

Leverage capital	$2,587,755	$3,359,343
Leverage ratio	5.0%	6.5%

Mandatorily redeemable capital stock is considered capital for regulatory purposes.

The Bank offers only Class B stock and members are required to purchase Class B stock equal to the sum of 0.35 percent of certain member assets eligible to secure advances under the Act and 4.5 percent of specified assets related to activity between the Bank and the member. Members may redeem Class B stock by giving five years’ notice. The Bank, in its discretion, can repurchase stock from the member at par value if that stock is not required by the member to meet its total stock-investment requirement (excess capital stock) and the repurchase will not cause the Bank to fail to meet any of its capital requirements. The Bank may also allow the member to sell the excess capital stock at par value to another member of the Bank. During 2004, the Bank honored all excess capital stock-repurchase requests from members, after determining that the Bank would remain in compliance with its capital requirements after making such repurchases. At December 31, 2004, members and nonmembers with capital stock outstanding held excess capital stock totaling $287.1 million, representing approximately 13.4 percent of total capital stock outstanding.

The GLB Act made membership voluntary for all members. Any member that withdraws from membership must wait five years from the divestiture date for all capital stock that is held as a condition of membership, as that requirement is set out in the Bank’s capital plan, unless the institution has cancelled its notice of withdrawal prior to that date, before being readmitted to membership in any FHLBank. A five-year redemption notice period can also be triggered by the involuntary termination of membership of a member by the Bank’s board of directors or by the Finance Board, the merger or acquisition of a member into a nonmember institution, or the relocation of a member to a principal location outside the six New England states. At the end of the five-year redemption notice period, if the former member’s activity-based stock-investment requirement is greater than zero, the Bank may require the associated remaining obligations to the Bank to be satisfied in full prior to allowing the member to redeem the remaining shares.

Because the Bank’s Class B shares are redeemable, the Bank can experience a reduction in its capitalization, particularly due to membership terminations due to merger and acquisition activity. However, there are several mitigants to this potential risk, including the following:

•                  First, the activity-based portion of the stock-investment requirement allows the Bank to retain stock beyond the five-year redemption notice period if the associated member-related activity is still outstanding, until the obligations are paid in full.

•                  Second, the five-year redemption notice period allows for a significant period in which the Bank can restructure its balance sheet to accommodate a reduction in capital.

•                  Third, the Bank’s concentration of ownership is limited by the $25 million maximum membership stock-investment requirement.

•                  Fourth, the Bank’s board of directors may modify the membership stock-investment requirement or the activity-based stock-investment requirement, or both, to address expected shortfalls in capitalization due to membership termination.

•                  Fifth, the Bank’s board of directors or the Finance Board may suspend redemptions in the event that such redemptions would cause the Bank not to meet its minimum regulatory capital requirements.

The Bank’s board of directors may declare and pay dividends out of previously retained earnings and current earnings in either cash or capital stock.

Mandatorily Redeemable Capital Stock. In compliance with SFAS 150, the Bank will reclassify stock subject to redemption from equity to a liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains a nonmember status by merger or acquisition, charter termination, or involuntary termination from membership, since the member shares will then meet the definition of a mandatorily redeemable financial instrument. We do not take into consideration our members’ right to cancel a redemption request in determining when shares of capital stock should be classified as a liability, because such cancellation would be subject to a cancellation fee equal to two percent of the par amount of the shares of Class B stock that is the subject of the redemption notice. Member shares meeting this definition are reclassified to a liability at fair value. Dividends declared on member shares classified as a liability in accordance with SFAS 150 are accrued at the expected dividend rate and reflected as interest expense in the statement of income. The repayment of these mandatorily redeemable financial instruments is reflected as financing cash outflows in the statement of cash flows once settled.

The Finance Board has determined that shares of capital stock that have been reclassified to a liability in accordance with SFAS 150 will continue to be included in the definition of total capital for purposes of determining the Bank’s compliance with its regulatory capital requirements, calculating its mortgage securities investment authority (300 percent of total capital), calculating its unsecured credit exposure to other GSEs (100 percent of total capital), or calculating its unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

At December 31, 2004, the Bank had $57.9 million in capital stock subject to mandatory redemption from two former members. This amount has been classified as a liability as mandatorily redeemable capital stock in the statement of condition in accordance with SFAS 150. It is anticipated that these shares will be redeemed in 2009. Consistent with Bank practice, the Bank will not redeem or repurchase membership stock until five years after the membership is terminated or the Bank receives notice of withdrawal. The Bank is not required to redeem or repurchase activity-based stock until the later of the expiration of the notice of redemption or until the activity no longer remains outstanding. In accordance with the Bank’s current practice, if activity-based stock becomes excess stock as a result of an activity no longer outstanding, the Bank may repurchase, in its sole discretion, the excess activity-based stock subject to the limitations discussed below.

The Bank’s activity for mandatorily redeemable capital stock was as follows in 2004 (dollars in thousands). Roll-forward amounts for 2003 and 2002 are not provided because the Bank adopted SFAS 150 on January 1, 2004.

2004
Balance at beginning of year	$—
Capital stock subject to mandatory redemption reclassified from equity upon adoption of SFAS 150 on January 1, 2004	8,656
Capital stock subject to mandatory redemption reclassified from equity during the year	158,509
Redemption of mandatorily redeemable capital stock	(109,283)

Balance at yearend	$57,882

A member may cancel or revoke its written notice of redemption or its notice of withdrawal from membership prior to the end of the five-year redemption period. The Bank’s capital plan provides that the Bank will charge the member a cancellation fee equal to two percent of the par amount of the shares of Class B stock that is the subject of the redemption notice. The Bank will assess a redemption cancellation fee unless the board of directors decides that it has a bona fide business purpose for waiving the imposition of the fee, and the waiver is consistent with Section 7(j) of the GLB Act.

Statutory and Regulatory Restrictions on Capital Stock Redemption. In accordance with the GLB Act, each class of Bank stock is considered putable, subject to the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of outstanding stock. Statutory and regulatory restrictions on the redemption of Bank stock include the following:

•                  In no case may the Bank redeem any capital stock if, following such redemption, the Bank would fail to satisfy its minimum capital requirements (that is, a statutory capital/asset ratio requirement, established by the GLB Act, and a regulatory risk-based capital/asset ratio requirement established by the Finance Board). By law, all member holdings of Bank stock immediately become nonredeemable if the Bank becomes undercapitalized. Accordingly, at the macro-level, only a minimal portion of outstanding stock qualifies for redemption consideration.

•                  In no case may the Bank redeem any capital stock if either its board of directors or the Finance Board determine that it has incurred, or is likely to incur, losses resulting, or expected to result, in a charge against capital.

•                  The Bank may determine to suspend redemptions if it reasonably believes that such redemptions would cause the Bank to fail to meet any of its minimum capital requirements, would prevent the Bank from maintaining adequate capital against potential risks that are not adequately reflected in its minimum capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner.

•                  If, during the period between receipt of a stock-redemption notification from a member and the actual redemption (which lasts indefinitely if the Bank is undercapitalized, does not have the required credit rating, etc.), the Bank becomes insolvent and is either liquidated or forced to merge with another FHLBank, the redemption value of the stock will be established either through the market liquidation process or through negotiation with a merger partner. In either case all senior claims must first be settled at par, and there are no claims which are subordinated to the rights of FHLBank stockholders.

•                  Under the GLB Act, the Bank may only redeem stock investments that exceed the members’ required minimum investment in Bank stock.

•                  In no case may the Bank redeem any capital stock if the principal or interest due on any CO issued through the Office of Finance on which the Bank is the primary obligor has not been paid in full when due.

•                  In no case may the Bank redeem any capital stock if the Bank fails to provide the Finance Board quarterly certification required by section 966.9(b)(1) of the Finance Board’s rules prior to declaring or paying dividends for a quarter.

•                  In no case may the Bank redeem any capital stock if the Bank is unable to provide the required certification, projects that it will fail to comply with statutory or regulatory liquidity requirements or will be unable to timely and fully meet all of its obligations, actually fails to satisfy these requirements or obligations, or negotiates to enter or enters into an agreement with another FHLBank to obtain financial assistance to meet its current obligations.

In addition to possessing the authority to prohibit stock redemptions, the Bank’s board of directors has a right and an obligation to call for additional capital stock purchases by the Bank’s members, as a condition of membership, as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone credit rating of no lower than AA from a nationally recognized statistical rating organization.

Prior Capital Rules. Prior to the Bank’s implementation of its new capital plan, the prior capital rules were in effect. In particular, the Act required members to purchase capital stock equal to the greater of one percent of their mortgage-related assets or five percent of outstanding Bank advances. However, the GLB Act removed the provision that required a nonthrift member to purchase additional stock to borrow from the Bank if the nonthrift member’s mortgage-related assets were less than 65 percent of total assets. Under the prior capital rules, a member was required to give six months' notice of its intent to withdraw from membership. In addition, the Bank at its discretion could repurchase at par value any capital stock greater than a member’s minimum statutory and regulatory requirements. During 2004 and 2003, the Bank honored all redemption requests from members, after determining that the member would remain in compliance with the minimum statutory and regulatory requirements after making such redemptions. After the adoption of SFAS 150, all requests received from members for redemption of excess capital stock were honored by the Bank on the same day the request was made. Additionally, following the adoption of SFAS 150, all shares of capital stock held by any member that notified the Bank of its intent to withdraw from membership were reclassified to a liability. Under our prior capital rules, there were no penalties for revoking a redemption request.

Related-Party Activities. The Bank defines related parties as those members whose capital stock outstanding was in excess of 10 percent of the Bank’s total capital stock outstanding. The following table presents member holdings of 10 percent or more of the Bank’s total capital stock outstanding at December 31, 2004 and 2003 (dollars in thousands):

	As of December 31, 2004		As of December 31, 2003
Name	Capital Stock Outstanding	Percent of Total	Capital Stock Outstanding	Percent of Total

Fleet National Bank Providence, RI	$234,641	10.9%	$508,380	20.9%

Note 14 – Employee Retirement Plans

Employee Retirement Plans. The Bank participates in the Financial Institutions Retirement Fund (FIRF), a defined benefit plan. The plan covers substantially all officers and employees of the Bank. Funding and administrative costs of FIRF charged to operating expenses were $2.0 million, $1.5 million, and $1.0 million in the years ended December 31, 2004, 2003, and 2002, respectively. FIRF is a multi-employer plan and does not segregate its assets, liabilities, or costs by participating employer. As a result, disclosure and accounting of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the Bank cannot be made.

Supplemental Retirement Benefits. The Bank also maintains a nonqualified, unfunded defined benefit plan covering certain senior officers, as defined in the plan.

Postretirement Benefits. The Bank sponsors a fully insured retirement benefit program that includes life insurance benefits for eligible retirees. The Bank provides life insurance to all employees who retire on or after age 55 after completing six years of service. No contributions are required from the retirees. The accumulated postretirement benefit obligation was $270,000 and $234,000 for December 31, 2004 and 2003, respectively.

In connection with the supplemental retirement and postretirement benefit plans, the Bank recorded the following amounts for the years ended December 31, 2004 and 2003 (dollars in thousands):

	Supplemental Retirement Plan		Postretirement Benefit Plan
	2004	2003	2004	2003

Change in benefit obligation
Benefit obligation at beginning of year	$5,697	$3,990	$234	$200
Service cost	294	267	10	10
Interest cost	387	343	15	15
Actuarial loss	1,203	1,097	23	19
Benefits paid	(1,103)	—	(12)	(10)
Benefit obligation at yearend	6,478	5,697	270	234

Change in plan assets
Fair value of plan assets at beginning of year	—	—	—	—
Employer contribution	1,103	—	12	10
Benefits paid	(1,103)	—	(12)	(10)
Fair value of plan assets at yearend	—	—	—	—

Funded status	(6,478)	(5,697)	(270)	(234)
Unrecognized net actuarial loss	2,522	1,757	49	27
Unrecognized transition obligation	59	79	—	—
Unrecognized prior service cost	27	55	—	—
Net amount recognized	$(3,870)	$(3,806)	$(221)	$(207)

Amounts recognized in the statement of condition for the Bank’s supplemental retirement and postretirement benefit plans for the years ended December 31, 2004 and 2003, were (dollars in thousands):

	Supplemental Retirement Plan		Postretirement Benefit Plan
	2004	2003	2004	2003

Accrued benefit cost	$(4,185)	$(3,806)	$(221)	$(207)
Accumulated other comprehensive income	229	—	—	—
Intangible asset	86	—	—	—
Net amount recognized	$(3,870)	$(3,806)	$(221)	$(207)

Components of net periodic pension cost for the Bank’s supplemental retirement and postretirement benefit plans for the years ended December 31, 2004, 2003, and 2002 were (dollars in thousands):

	Supplemental Retirement Plan			Postretirement Benefit Plan
	2004	2003	2002	2004	2003	2002

Service cost	$294	$267	$174	$10	$10	$9
Interest cost	387	343	239	15	15	14
Amortization of unrecognized prior service cost	29	29	29	—	—	—
Amortization of unrecognized net loss	175	178	16	—	—	—
Amortization of unrecognized net obligation	20	20	20	—	—	—
Net periodic benefit cost	$905	$837	$478	$25	$25	$23

The measurement date used to determine current year’s benefit obligation was December 31, 2004.

Key assumptions and other information for the actuarial calculations for the Bank’s supplemental retirement and postretirement benefit plans for the years ended December 31, 2004 and 2003, were:

	Supplemental Retirement Plan		Postretirement Benefit Plan
	2004	2003	2004	2003

Discount rate	5.75%	6.75%	5.75%	6.75%
Salary increases	5.50%	5.50%	—	—
Amortization period (years)	7	8	—	—

Estimated future benefit payments for the Bank’s supplemental retirement plan, reflecting expected future services, for the years ending December 31 are (dollars in thousands):

Years	Payments

2005	$22
2006	36
2007	66
2008	119
2009	116
2010-2014	1,379

Defined Contribution Plan. The Bank also participates in the Financial Institutions Thrift Plan, a defined contribution plan. The Bank’s contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. The Bank contributed $511,000, $454,000, and $409,000 in the years ended December 31, 2004, 2003, and 2002, respectively.

The Bank also maintains a nonqualified, unfunded deferred compensation plan covering certain senior officers, as defined in the plan. The plan’s liability consists of the accumulated compensation deferrals and the accumulated earnings on these deferrals. The Bank contributed $113,000, $108,000, and $85,000 in the years ended December 31, 2004, 2003, and 2002, respectively. The Bank’s obligation from this plan at December 31, 2004 and 2003, was $2.7 million and $2.2 million, respectively.

Note 15 – Segment Information

The Bank analyzes the financial performance based on the net interest income of two operating segments based upon its method of internal reporting: mortgage-loan finance and all other business activity. The products and services provided reflect the manner in which financial information is evaluated by management. The mortgage-loan-finance segment includes mortgage loans acquired through the MPF program and the related funding. Income from the mortgage-loan-finance segment is derived primarily from the difference, or spread, between the yield on mortgage loans and the borrowing and hedging costs related to those assets. The remaining business segment includes products such as advances and investments and their related funding and hedging costs. Income from this segment is derived primarily from the difference, or spread, between the yield on advances and investments and the borrowing and hedging costs related to those assets. Capital is allocated to the segments based upon asset size.

The following table presents net interest income after provision for credit losses on mortgage loans by business segment, other income/(loss), other expense, and income before assessments as of December 31, 2004, 2003, and 2002 (dollars in thousands):

	Net Interest Income after Provision for Credit Losses on Mortgage Loans by Segment
	Mortgage Loan Finance	Other Business Activities	Total	Other Income/ (Loss)	Other Expense	Income Before Assessments

2004	$27,854	$187,215	$215,069	$(53,430)	$39,645	$121,994

2003	$25,248	$182,380	$207,628	$(49,211)	$33,789	$124,628

2002	$6,743	$163,341	$170,084	$(36,014)	$30,897	$103,173

The following table presents total assets by business segment as of December 31, 2004, 2003, and 2002 and average-earning assets by business segment for the years ended December 31, 2004, 2003, and 2002 (dollars in thousands):

	Total Assets by Segment			Total Average-Earning Assets by Segment
	Mortgage Loan Finance	Other Business Activities	Total	Mortgage Loan Finance	Other Business Activities	Total

2004	$4,031,749	$47,723,346	$51,755,095	$4,209,448	$36,948,997	$41,158,445

2003	$4,558,658	$37,337,557	$41,896,215	$3,947,362	$39,090,936	$43,038,298

2002	$2,500,853	$38,976,326	$41,477,179	$1,213,424	$38,594,841	$39,808,265

Note 16 – Derivatives and Hedging Activities

The Bank may enter into interest-rate swaps (including callable and putable swaps), swaptions, interest-rate cap and floor agreements, calls, puts, and futures and forward contracts (collectively, derivatives) to manage its exposure to changes in interest rates.

The Bank may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk-management objectives. The Bank uses derivatives in several ways: by designating them as either a fair-value or cash-flow hedge of a financial instrument or a forecasted transaction; by acting as an intermediary; or in general asset-liability management where derivatives serve a documented risk-mitigation purpose but do not qualify for hedge accounting (that is, an economic hedge). For example, the Bank uses derivatives in its overall interest-rate-risk management to adjust the interest-rate sensitivity of COs to approximate more closely the interest-rate sensitivity of assets (both advances and investments), and/or to adjust the interest-rate sensitivity of advances, investments, or mortgage loans to approximate more closely the interest-rate sensitivity of liabilities.

In addition to using derivatives for general asset-liability management, the Bank also uses derivatives as follows: (1) to manage embedded options in assets and liabilities, (2) to hedge the market value of existing assets and liabilities, and anticipated transactions, (3) to hedge the duration risk of prepayable instruments, (4) to exactly offset other derivatives executed with members (when the Bank serves as an intermediary) and (5) to reduce funding costs.

An economic hedge is defined as a derivative hedging specific or nonspecific underlying assets, liabilities, or firm commitments, or designated groups thereof that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under the Bank’s risk-management program. These economic hedging strategies also comply with Finance Board regulatory requirements prohibiting speculative hedging transactions. An economic hedge by definition introduces the potential for earnings variability caused by the change in fair value on the derivatives that are recorded in the Bank’s income but not offset by corresponding changes in the value of the economically hedged assets, liabilities, or firm commitments.

The Bank, consistent with Finance Board regulations, enters into derivatives only to reduce the interest-rate-risk exposures inherent in otherwise unhedged assets and funding positions, to achieve the Bank’s risk-management objectives, and to act as an intermediary between its members and counterparties. Bank management uses derivatives when they are considered to be the most cost-efficient alternative to achieve the Bank’s financial and risk-management objectives. Accordingly, the Bank may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). As a result, the Bank recognizes only the change in fair value of these derivatives in other income as “net loss on derivatives and hedging activities” with no offsetting fair-value adjustments for the asset, liability, or firm commitment. In addition, the Bank requires collateral agreements on some derivatives.

For the years ended December 31, 2004, 2003, and 2002, the Bank recorded net losses on derivatives and hedging activities totaling $7.1 million, $903,000, and $25.8 million, respectively, in other income. Net losses on derivatives and hedging activities for the years ended December 31, 2004, 2003, and 2002 are as follows (dollars in thousands):

	2004	2003	2002

Net (losses) gains related to fair-value hedge ineffectiveness	$(2,556)	$1,781	$(666)
Net losses related to cash-flow hedge ineffectiveness	—	—	(142)
Net losses resulting from economic hedges not receiving hedge accounting	(4,498)	(2,684)	(24,963)

Net losses on derivatives and hedging activities	$(7,054)	$(903)	$(25,771)

There were no material amounts for the years ended December 31, 2004, 2003, and 2002 that were reclassified into earnings as a result of the discontinuance of cash-flow hedges because it became probable that the original forecasted transactions would not occur by the end of the originally specified time period or within a two-month period thereafter.

As of December 31, 2004, the amount of deferred net gains on derivative instruments accumulated in other comprehensive income expected to be reclassified to earnings during the next 12 months is $2.2 million. As of December 31, 2004, the maximum remaining length of time over which the Bank is hedging its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is approximately two months.

The following table represents outstanding notional balances and estimated fair values of derivatives outstanding at December 31, 2004 and 2003 (dollars in thousands):

	2004		2003
	Notional	Estimated Fair Value	Notional	Estimated Fair Value
Interest-rate swaps:
Fair value	$18,634,971	$(481,845)	$23,312,602	$(772,927)
Economic	362,500	(5,427)	155,500	(14,057)

Interest-rate swaptions:
Economic	425,000	1,454	280,000	3,880

Interest-rate caps/floors:
Fair value	—	—	80,000	(1,617)
Economic	446,000	15	891,500	808

Mortgage delivery commitments:
Cash flow	26,736	44	12,523	65

Total derivatives	$19,895,207	(485,759)	$24,732,125	(783,848)

Accrued interest		148,234		87,278

Net derivatives		$(337,525)		$(696,570)

Derivative asset		$60,113		$40,572
Derivative liability		(397,638)		(737,142)

Net derivatives		$(337,525)		$(696,570)

The Bank formally documents all relationships between derivatives designated as hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions and its method of assessing ineffectiveness. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to (1) assets and liabilities on the statement of condition, (2) firm commitments, or (3) forecasted transactions. The Bank also formally assesses (both at the hedge’s inception and monthly on an ongoing basis) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain effective in future periods. The Bank typically uses regression analyses or other statistical or scenario-based analyses to assess the effectiveness of its hedges. For hedges that are deemed highly effective that meet the hedge-accounting requirements of SFAS 133, the Bank applies hedge accounting. When it is determined that a derivative has not been or is not expected to be effective as a hedge, the Bank discontinues hedge accounting prospectively, as discussed below.

The Bank discontinues hedge accounting prospectively when: (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur in the originally expected period; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument in accordance with SFAS 133 is no longer appropriate.

Consolidated Obligations. While COs are the joint and several obligations of the FHLBanks, each FHLBank has COs for which it is the primary obligator. The Bank enters into derivatives to hedge the interest-rate risk associated with its specific debt issuances.

In a typical transaction, fixed-rate COs are issued for one or more FHLBanks, and the FHLBank simultaneously enters into a matching derivative in which the counterparty pays fixed-interest cash flows to the FHLBank designed to mirror in timing and amount the interest cash outflows the FHLBank pays on the CO. These transactions are treated as fair-value hedges under SFAS 133. At the same time, the FHLBank may pay a variable cash flow that closely matches the interest payments it receives on short-term or variable-rate assets. This intermediation between the capital and derivatives markets permits the FHLBank to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or floating-rate COs in the capital markets.

In a typical cash flow or economic hedge of anticipated CO issuance, the Bank enters into a hedge upon the execution of an asset transaction that is expected to be funded by a CO with similar interest-rate risk. The hedge transaction is monitored until the anticipated COs are issued, at which time the hedge is terminated at its fair value. If the hedge is designated as a cash-flow hedge and is highly effective, the gain or loss is recorded as a basis adjustment to the hedged CO. If the hedge is designated as an economic hedge or if the hedge is less than highly effective, the fair value of the hedge at termination is recorded in current net income.

Advances. The Bank may use interest-rate swaps to adjust the repricing and/or options characteristics of advances in order to more closely match the characteristics of the Bank’s funding liabilities. Typically, the Bank hedges fixed-rate advances with interest-rate swaps where the Bank pays a fixed-rate coupon and receives a floating-rate coupon, effectively converting the advance to a floating-rate advance. Alternatively, the advance might have a floating-rate coupon based on an interest-rate index other than the LIBOR, in which case, the Bank would receive a coupon based on the non-LIBOR index and pay a LIBOR-based coupon.

With issuances of putable advances, the Bank purchases from the member a put option that enables the Bank to terminate a fixed-rate advance and extend additional credit on new terms. The Bank may hedge a putable advance by entering into a derivative that is cancelable by the derivative counterparty, where the Bank pays a fixed coupon and receives a variable coupon. This type of hedge is treated as a fair-value hedge under SFAS 133. The swap counterparty would normally exercise its option to cancel the derivative at par on any defined exercise date if interest rates had risen, and at that time, the Bank could, at its option, require immediate repayment of the advance.

The member’s ability to prepay can create interest-rate risk. When a member prepays an advance, the Bank could suffer lower future income if the principal portion of the prepaid advance were invested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, the Bank generally charges a prepayment fee that makes it financially indifferent to a member’s decision to prepay an advance. When the Bank offers advances (other than short-term advances) that a member may prepay without a prepayment fee, it usually finances such advances with callable debt or otherwise hedges this option.

Mortgage Loans. The Bank invests in fixed-rate mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected lives of these investments, depending on changes in estimated prepayment behavior. The Bank addresses a portion of the interest-rate risk inherent in mortgage loans by duration-matching mortgage loans and the funding liabilities. As interest rates change, the portfolio is rebalanced to maintain the targeted duration level. The Bank may also manage against prepayment, or convexity, risk by funding some mortgage loans with COs that have redemption features. In addition, the Bank may use derivatives to manage the prepayment and duration variability of mortgage loans. Net income could be reduced if the Bank replaces mortgage loans with lower-yielding assets and if the Bank’s higher funding costs are not reduced concomitantly.

Swaptions, which are options to enter into specified interest-rate swaps at a future date, may also be used to hedge prepayment risk on the mortgage loans, many of which are not designated to specific mortgage loans and, therefore, do not receive fair-value or cash-flow hedge-accounting treatment. The options are marked to market through current earnings and presented on the statement of income as “net loss on derivatives and hedging activities.” The Bank may also purchase interest-rate caps and floors, swaptions, callable swaps, calls, and puts to minimize the prepayment risk embedded in the mortgage loans. Although these derivatives are valid economic hedges against the prepayment risk of the loans, they are not specifically linked to individual loans and, therefore, do not receive either fair-value or cash-flow hedge accounting. The derivatives are marked to market through earnings.

Firm Commitment Strategies. Prior to July 1, 2003, the Bank hedged the market value of certain purchase commitments on fixed-rate mortgage loans by using derivatives with similar market-value characteristics. Typically, the Bank hedged these commitments by selling MBS to be announced (TBA) or other derivatives for forward settlement. A TBA represents a forward contract for the sale of MBS at a future agreed upon date. Upon the expiration of the mortgage-purchase commitment, the Bank purchases the TBA to close the hedged position. When the derivative settled, the current market value of the commitments was included with the basis of the mortgage loans and amortized accordingly. This transaction was treated as a fair-value hedge. Mortgage-purchase commitments entered into after June 30, 2003, are considered derivatives. Accordingly, both the mortgage-purchase commitment and the TBA used in the firm-commitment hedging strategy are recorded on the statement of condition at fair value, with changes in fair value recognized in the current-period earnings. When the mortgage-purchase-commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.

The Bank may designate these mortgage-purchase commitments as a cash-flow hedge of the anticipated purchase of mortgage loans. The change in value of the delivery commitment is recorded in accumulated other comprehensive income on the statement of condition. When the mortgage-purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan. The basis adjustments on the resulting performing loans and the balance in accumulated other comprehensive income are then amortized into net interest income in offsetting amounts over the life of these loans, resulting in no impact on earnings.

Commitments to originate advances are not derivatives under Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149). The Bank may also hedge a firm commitment for a forward starting advance through the use of an interest-rate swap. In this case, the swap functions as the hedging instrument for both the firm commitment and the subsequent advance. The basis movement associated with the firm commitment will be rolled into the basis of the advance at the time the commitment is terminated and the advance is issued. The basis adjustment will then be amortized into interest income over the life of the advance.

Investments. The Bank invests in United States agency securities, mortgage-backed securities, asset-backed securities, and the taxable portion of state or local housing-finance-agency securities. The interest-rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. Finance Board regulations prohibit investments in securities issued by foreign entities (other than U.S. branches of commercial banks) or securities denominated in currencies other than U.S. dollars. Moreover, the Finance Board’s regulations and the Bank’s policies limit this source of interest-rate risk by restricting the types of mortgage assets the Bank may own to those with limited average life changes under certain interest-rate-shock scenarios and establishing limitations on duration of equity and changes to market value of equity. The Bank may manage against prepayment and duration risk by funding investment securities with COs that have call features, by hedging the prepayment risk with caps or floors, callable swaps or swaptions. These securities may be classified as “held-to-maturity,” “available-for-sale,” or “trading securities.”

For long-term securities that are classified as “held-to-maturity,” the Bank manages its interest-rate-risk exposure by issuing funding instruments with offsetting market-risk characteristics. For example, the Bank typically funds floating-rate MBS whose coupons reset monthly with short-term discount notes or with other bonds with fixed coupons that have been converted to a floating coupon with an interest-rate swap, while it might use long-term bonds to fund fixed-rate commercial MBS.

For available-for-sale securities that have been hedged and qualify as a fair-value hedge, the Bank records the portion of the change in fair value related to the risk being hedged in other income as “net loss on derivatives and hedging activities” together with the related change in the fair value of the derivative, and the remainder of the change in value is recorded in other comprehensive income as “net unrealized loss on available-for-sale securities.” For available-for-sale securities that have been hedged and qualify as a cash-flow hedge, the Bank records the effective portion of the change in value of the derivative related to the risk being hedged in other comprehensive income as “net unrealized gain relating to hedging activities.” The ineffective portion is recorded in other income in the statement of income and presented as “net loss on derivatives and hedging activities.”

The Bank may also manage the risk arising from changing market prices or cash flows of investment securities classified as “trading” by entering into derivatives (economic hedges) that offset the changes in fair value or cash flows of the securities. These derivatives are not specifically designated as hedges of individual assets, but rather, are collectively managed to provide an offset to the changes in the fair values of the assets. The market-value changes of both the trading securities and the associated derivatives are included in other income in the statements of income and presented as “net loss on derivatives and hedging activities.”

Anticipated Debt Issuance. The Bank may enter into interest-rate swaps for the anticipated issuance of fixed-rate bonds to “lock in” a spread between the earning asset and the cost of funding. The interest-rate swap is terminated upon issuance of the fixed-rate bond, with the realized gain or loss reported on the interest-rate swap recorded in accumulated other comprehensive income. Realized gains and losses reported in accumulated other comprehensive income are recognized as earnings in the periods in which earnings are affected by the cash flows of the fixed-rate bonds.

Intermediation. To assist its members in meeting their hedging needs, the Bank acts as an intermediary between the members and other counterparties by entering into offsetting derivatives. This intermediation allows smaller members indirect access to the derivatives market. The derivatives used in intermediary activities do not qualify for SFAS 133 hedge-accounting treatment and are separately marked to market through earnings. The net result of the accounting for these derivatives does not significantly affect the operating results of the Bank. These amounts are recorded in other income and presented as “net loss on derivatives and hedging activities.”

The Bank is not a derivatives dealer and does not trade derivatives for short-term profit.

Credit Risk. The Bank is subject to credit risk on its hedging activities due to the risk of nonperformance by counterparties to the derivative agreements. The degree of potential counterparty risk on derivative agreements depends on the extent to which master-netting arrangements are included in such contracts to mitigate the risk. The Bank manages counterparty credit risk through its ongoing monitoring of counterparty credit worthiness and by following the requirements set forth in Finance Board regulations. All counterparties must execute master netting agreements prior to entering into any interest-rate-exchange agreement with the Bank. These agreements generally contain bilateral-collateral exchange agreements that require that credit exposure beyond a defined threshold amount be secured by readily marketable, investment-grade securities or cash. The level of these collateral threshold amounts varies according to the counterparty’s Standard & Poor’s or Moody’s Investor Services ratings. Credit exposures are then measured at least weekly and, in most cases daily, and adjustments to collateral positions are made as necessary to minimize the Bank’s exposure to credit risk. These master-netting agreements also generally contain bilateral ratings-tied termination events permitting the Bank to terminate all outstanding agreements with a counterparty in the event of a specified rating downgrade by Moody’s Investors Services or Standard and Poor’s. Based on credit analyses and collateral requirements, Bank management does not anticipate any credit losses on its derivative agreements.

The contractual or notional amount of derivatives reflects the involvement of the Bank in the various classes of financial instruments. The notional amount of derivatives does not measure the credit-risk exposure of the Bank, and the maximum credit exposure of the Bank is substantially less than the notional amount. The maximum credit risk is the estimated cost of replacing favorable interest-rate swaps, forward agreements, mandatory delivery contracts for mortgage loans executed after June 30, 2003, and purchased caps and floors if the counterparty defaults, and the related collateral, if any is of no value to the Bank.

At December 31, 2004 and 2003, the Bank’s maximum credit risk, as defined above, was approximately $60.1 million and $40.5 million, respectively. These totals include $102.1 million and $23.9 million of net accrued interest receivable, respectively. In determining maximum credit risk, the Bank considers accrued interest receivable and payable, and the legal right to offset derivative assets and liabilities by counterparty. The Bank held securities and cash with a fair value of $63.9 million and $40.1 million as collateral as of December 31, 2004 and 2003, respectively. This collateral has not been sold or repledged. Additionally, collateral with respect to derivatives with member institutions includes collateral assigned to the Bank, as evidenced by a written security agreement and held by the member institution for the benefit of the Bank.

The Bank generally executes derivatives with counterparties rated A or better by either Standard and Poor’s or Moody’s. Some of these counterparties or their affiliates buy, sell, and distribute COs. Note 18 discusses assets pledged by the Bank to these counterparties.

The Bank has not issued COs denominated in currencies other than U.S. dollars.

Note 17 – Estimated Fair Values

The following estimated fair-value amounts have been determined by the Bank using available market information and the Bank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the Bank as of December 31, 2004 and 2003. Although the Bank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the Bank’s financial instruments, in certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The fair-value summary tables do not represent an estimate of the overall market value of the Bank as a going concern, which would take into account future business opportunities.

Cash and Due from Banks. The estimated fair value approximates the recorded book balance.

Interest-Bearing Deposits and Investment Securities. The estimated fair value is based on average quoted prices from two or more investment securities dealers, where available, or determined by calculating the present value of the estimated future cash flows. The market-environment assumptions used in these calculations are those used by the market in determining fair values of investments with similar terms.

Securities Purchased under Agreements to Resell. The estimated fair value is determined by calculating the present value of the expected future cash flows. The discount rates used in these calculations approximate rates for securities with similar terms.

Federal Funds Sold. The estimated fair value is determined by calculating the present value of the future cash flows. The discount rates used in these calculations approximate rates for federal funds with similar terms.

Advances. The Bank determines the estimated fair value of advances with fixed rates and advances with complex floating rates by calculating the present value of expected cash flows from the advances and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the current replacement rates for advances and loans with similar terms. Under the Finance Board’s advances regulations, except in cases where advances are funded by callable debt or otherwise hedged so as to be financially indifferent to prepayments, advances with a maturity or repricing period greater than six months require a prepayment fee sufficient to make the Bank financially indifferent to the borrower’s decision to prepay the advances. Therefore, the estimated fair value of advances does not assume prepayment risk.

Mortgage Loans. The estimated fair values of mortgage loans are calculated using market-environment and prepayment-behavior assumptions that are calibrated to quoted market prices and prepayment speeds of similar mortgage loans. These prices, however, are highly dependent upon the underlying prepayment assumptions, and changes in the prepayment rates used could have an effect on the estimated fair values.

Accrued Interest Receivable and Payable. The estimated fair value approximates the recorded book value.

Derivative Assets and Liabilities. The Bank bases the estimated fair values of derivatives with similar terms on available market prices, including accrued interest receivable and payable. However, active markets may not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash-flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Because these estimates are made as of a specific point in time, they are susceptible to material near-term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive they are classified as an asset, and if negative, they are classified as a liability.

Deposits. The Bank determines estimated fair values of deposits by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms.

Consolidated Obligations. The Bank estimates fair value based on the present value of each obligation discounted at the estimated cost of raising comparable term debt as indicated by the Office of Finance. For COs with remaining maturities of three months or less, the fair value is estimated as the current book value.

Mandatorily Redeemable Capital Stock. The fair value of capital subject to mandatory redemption is generally at par value. Capital stock can only be acquired by the Bank’s members at par value and redeemed at par value. Capital stock is not traded and no market mechanism exits for the exchange of stock outside the cooperative structure.

Commitments. The estimated fair value of the Bank’s standby bond-purchase agreements is based on the present value of the estimated fees taking into account the remaining terms of the agreements. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The estimated fair value of the Bank’s standby letters of credit was immaterial at December 31, 2004 and 2003.

The carrying values and estimated fair values of the Bank’s financial instruments at December 31, 2004, were as follows (dollars in thousands):

	Carrying Value	Net Unrealized Gain/(Loss)	Estimated Fair Value
Financial instruments
Assets:
Cash and due from banks	$11,891	$—	$11,891
Interest-bearing deposits in banks	2,655,050	(331)	2,654,719
Securities purchased under agreements to resell	1,500,000	(20)	1,499,980
Federal funds sold	5,586,800	(201)	5,586,599
Trading securities	295,407	—	295,407
Available-for-sale securities	1,005,495	—	1,005,495
Held-to-maturity securities	6,253,356	98,712	6,352,068
Advances	30,208,753	3,452	30,212,205
Mortgage loans, net	4,011,981	6,496	4,018,477
Accrued interest receivable	140,661	—	140,661
Derivative assets	60,113	—	60,113

Liabilities:
Deposits	(890,869)	1,276	(889,593)
Consolidated obligations:
Bonds	(27,679,714)	(106,639)	(27,786,353)
Discount notes	(20,090,681)	1,895	(20,088,786)
Mandatorily redeemable capital stock	(57,882)	—	(57,882)
Accrued interest payable	(223,276)	—	(223,276)
Derivative liabilities	(397,638)	—	(397,638)

Other:
Commitments to extend credit for advances	—	(830)	(830)
Standby bond-purchase agreements	—	1,274	1,274

The carrying values and estimated fair values of the Bank’s financial instruments at December 31, 2003, were as follows (dollars in thousands):

	Carrying Value	Net Unrealized Gain/(Loss)	Estimated Fair Value
Financial instruments
Assets:
Cash and due from banks	$9,218	$—	$9,218
Interest-bearing deposits in banks	100,050	(3)	100,047
Securities purchased under agreements to resell	500,000	(3)	499,997
Federal funds sold	2,426,000	(17)	2,425,983
Trading securities	398,975	—	398,975
Available-for-sale securities	1,097,612	—	1,097,612
Held-to-maturity securities	6,543,542	173,366	6,716,908
Advances	26,074,230	173,019	26,247,249
Mortgage loans, net	4,536,698	(1,583)	4,535,115
Accrued interest receivable	138,128	—	138,128
Derivative assets	40,572	—	40,572

Liabilities:
Deposits	(946,166)	1,606	(944,560)
Consolidated obligations:
Bonds	(32,057,521)	(408,434)	(32,465,955)
Discount notes	(5,346,504)	160	(5,346,344)
Accrued interest payable	(268,105)	—	(268,105)
Derivative liabilities	(737,142)	—	(737,142)

Other:
Commitments to extend credit for advances	—	(197)	(197)
Standby bond-purchase agreements	—	1,667	1,667

Note 18 – Commitments and Contingencies

As described in Note 12, the 12 FHLBanks have joint and several liability for all the COs issued on their behalves. Accordingly, should one or more of the FHLBanks be unable to repay its participation in the COs, each of the other FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No FHLBank has had to assume or pay the CO of another FHLBank.

The Bank considered the guidance under FASB interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), and determined it was not necessary to recognize the fair value of the Bank’s joint and several liability for all of the COs. The Bank considers the joint and several liability as a related party guarantee. Related party guarantees meet the scope exceptions in FIN 45. Accordingly, the Bank has not recognized a liability for its joint and several obligation related to other FHLBanks’ COs at December 31, 2004 and 2003. The par amounts of other FHLBanks’ outstanding COs for which the Bank is jointly and severally liable were approximately $816.6 billion and $717.1 billion at December 31, 2004 and 2003, respectively.

Commitments to Extend Credit. Commitments that legally bind and unconditionally obligate the Bank for additional advances totaled approximately $52.2 million and $50.7 million at December 31, 2004 and 2003, respectively. Commitments generally are for periods up to 12 months. Based on management’s credit analyses and collateral requirements, the Bank does not deem it necessary to have any additional liability on these commitments. Commitments are fully collateralized at the time of issuance (see Note 8). The estimated fair values of commitments as of December 31, 2004 and 2003, are reported in Note 17.

Commitments for unused line-of-credit advances totaled approximately $1.5 billion and $1.6 billion at December 31, 2004 and 2003, respectively. Commitments are generally for periods of up to 12 months. Since many of these commitments are not expected to be drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Mortgage Loans. Commitments that obligate the Bank to fund or purchase mortgage loans totaled $26.7 million and $12.5 million at December 31, 2004 and 2003, respectively. Commitments are generally for periods not to exceed 45 business days. In accordance with SFAS 149, such commitments entered into after June 30, 2003, have been recorded as derivatives at their fair values on the statement of condition.

Standby Bond-Purchase Agreements. The Bank has entered into standby bond-purchase agreements with state housing authorities whereby the Bank, for a fee, agrees to purchase and hold the authority’s bonds until the designated marketing agent can find a suitable investor or the housing authority repurchases the bond according to a schedule established by the standby agreement. Each standby agreement dictates the specific terms that would require the Bank to purchase the bond. The bond-purchase commitments entered into by the Bank expire after five years, no later than 2008. Total commitments for bond purchases were $622.3 million and $638.6 million at December 31, 2004 and 2003, respectively; the Bank had agreements with three state housing authorities at December 31, 2004 and 2003. During 2004 and 2003, the Bank was not required to purchase any bonds under these agreements. The estimated fair value of standby bond-purchase agreements as of December 31, 2004 and 2003, is reported in Note 17.

Counterparty Credit Exposure. The Bank generally executes derivatives with counterparties rated A or better by either Standard and Poor’s or Moody’s, and generally enters into bilateral collateral agreements. As of December 31, 2004 and 2003, the Bank had pledged as collateral securities with a carrying value of $173.3 million and $479.8 million, respectively, to counterparties that have credit-risk exposure to the Bank related to derivatives. Of the amounts pledged as collateral at December 31, 2004 and 2003, $173.3 million and $410.4 million, respectively, were subject to contractual agreements whereby the counterparties had the right to sell or repledge the collateral.

Forward Settling Derivative Contracts. As of December 31, 2004 and 2003, the Bank had entered into derivatives with notional amounts totaling $477.0 million and $280.0 million, respectively, with settlement dates in 2005 and 2006.

Unsettled Consolidated Obligations. The Bank entered into $65.5 million and $42.0 million par value of CO bonds that had traded but not settled as of December 31, 2004 and 2003, respectively. There were no unsettled discount notes as of December 31, 2004. The Bank entered into $260.9 million par value of discount notes that had traded but not settled as of December 31, 2003.

Lease Commitments. The Bank charged to operating expense net rental costs of approximately $3.6 million, $3.7 million, and $3.3 million, during the years ending December 31, 2004, 2003, and 2002, respectively. Future minimum rentals at December 31, 2004 were as follows (dollars in thousands):

Year	Premises	Equipment	Total

2005	$3,353	$19	$3,372
2006	3,371	4	3,375
2007	3,679	—	3,679
2008	3,500	—	3,500
2009	3,464	—	3,464
Thereafter	10,392	—	10,392

Total	$27,759	$23	$27,782

Lease agreements for Bank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the Bank.

Legal Proceedings. The Bank is subject to various pending legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.

Other commitments and contingencies are discussed in Notes 8, 9, 12, 13, 14, and 16.

Note 19 – Transactions with Related Parties and Other FHLBanks

Transactions with Related Parties. The Bank is a cooperative whose member institutions own the capital stock of the Bank and may receive dividends on their investment in the Bank. In addition, certain former members that still have outstanding transactions with the Bank are also required to maintain their investment in the Bank’s capital stock until the transactions mature or are paid off. All advances are issued to members, and all mortgage loans held for portfolio are purchased from members. The Bank also maintains demand deposit accounts for members primarily to facilitate settlement activities that are directly related to advances, mortgage-loan purchases, and other transactions between the Bank and the member institution. All transactions with members are entered into in the normal course of business. In instances where the member has an officer who serves as a director of the Bank, those transactions are subject to the same eligibility and credit criteria, as well as the same terms and conditions, as transactions with all other members. The Bank defines related parties as 1) those members whose capital stock outstanding was in excess of 10 percent of the Bank’s total capital stock outstanding and 2) other FHLBanks. As discussed in Note 13, the Bank had one member, Fleet National Bank, which held more than 10 percent of total capital stock outstanding as of December 31, 2004 and 2003. The Bank’s advances and capital stock activity with Fleet National Bank are discussed in Notes 8 and 13.

In the normal course of business, the Bank invested in overnight federal funds sold with Fleet National Bank during the years ended December 31, 2003 and 2002. There were no federal funds sold transacted with Fleet National Bank during 2004. All federal funds sold transactions were transacted through third-party brokers at current market rates.

Transactions with Other FHLBanks. The Bank may occasionally enter into transactions with other FHLBanks. These transactions are summarized below.

Investments in Consolidated Obligations. The Bank has invested in COs of other FHLBanks. The Bank’s carrying value of other FHLBank COs classified as available-for-sale was $15.7 million and $16.3 million at December 31, 2004 and 2003, respectively (see Note 6). The Bank recorded interest income of $932,000, $907,000, and $1.1 million from these investment securities for the years ended December 31, 2004, 2003, and 2002 respectively. Purchases of COs issued for other FHLBanks occur at market prices through third-party securities dealers.

Overnight Funds. The Bank may borrow or lend unsecured overnight funds from or to other FHLBanks. All such transactions are at current market rates. Interest income and interest expense related to these transactions with other FHLBanks is included within other interest income and interest expense from other borrowings in the statements of income.

The Bank did not have any loans to other FHLBanks outstanding at December 31, 2004 and 2003. Interest income from loans to other FHLBanks during the years ended December 31, 2004, 2003, and 2002 are shown in the following table, by FHLBank (dollars in thousands):

	2004	2003	2002
Interest Income from Other FHLBanks

FHLBank of Atlanta	$—	$3	$—
FHLBank of Cincinnati	7	2	—
FHLBank of Pittsburgh	10	85	83
FHLBank of Seattle	—	4	1
FHLBank of Topeka	—	4	—

Total	$17	$98	$84

The Bank did not have any borrowings from other FHLBanks outstanding at December 31, 2004 and 2003. Interest expense from borrowings from other FHLBanks for the years ended December 31, 2004, 2003, and 2002 are shown in the following table, by FHLBank (dollars in thousands):

	2004	2003	2002
Interest Expense from Other FHLBanks

FHLBank of Atlanta	$13	$19	$8
FHLBank of Chicago	1	7	32
FHLBank of Cincinnati	8	4	4
FHLBank of Dallas	—	—	5
FHLBank of Des Moines	—	10	2
FHLBank of Indianapolis	2	1	—
FHLBank of New York	4	3	—
FHLBank of Pittsburgh	1	41	21
FHLBank of San Francisco	20	12	66
FHLBank of Seattle	6	4	29
FHLBank of Topeka	6	8	19

Total	$61	$109	$186

Advances. From time to time, a member of one FHLBank may be acquired by a member of another FHLBank. Upon such an event, the two FHLBanks may agree to transfer the advances of the acquired member to the FHLBank of the surviving member. FHLBanks may also agree to the purchase and sale of any attendant hedges.

In the first quarter of 2004, the Bank engaged in two such transactions with the FHLBank of Pittsburgh:

•                  The Bank sold advances with a par value and fair value of $195.5 million and $207.0 million, respectively, and assigned $120.0 million notional in associated derivative hedges with a fair value of ($10.2) million; and

•                  The Bank purchased advances with a par value and fair value of $195.5 million and $205.3 million, respectively, and assumed $87.0 million notional in associated derivative hedges with a fair value of ($6.0) million.

In the first quarter of 2003, the Bank engaged in one such transaction with the FHLBank of San Francisco:

•                  The Bank purchased advances with a par value and fair value of $44.5 million and $47.2 million, respectively, and assumed $18.0 million notional in associated derivative hedges with a fair value of ($2.0) million.

There were no transfers of advances between the Bank and other FHLBanks during the year ended December 31, 2002.

MPF Mortgage Loans. In the ordinary course of business, the Bank sells to the FHLBank of Chicago participations in mortgage assets that the Bank purchases from its members. During the years ended December 31, 2004, 2003, and 2002, the Bank sold to the FHLBank of Chicago approximately $3.6 billion, $6.7 billion, and $788.2 million, respectively, in such mortgage-loan participations.

Beginning in 2004, the Bank began paying a transaction-services fee to the FHLBank of Chicago for the Bank’s participation in the

MPF program. This fee is assessed monthly, and is based upon the amount of MPF loans outstanding that remain on the Bank’s statement of condition. The Bank recorded $78,000 in MPF transaction-services fee expense to the FHLBank of Chicago during the year ended December 31, 2004, which has been recorded in the statements of income as other expense.

Consolidated Obligations. From time to time, other FHLBanks may transfer to the Bank debt obligations in which the other FHLBank was the primary obligor and upon transfer we became the primary obligor. During the years ended December 31, 2004 and 2003, the Bank assumed debt obligations with a par amount of approximately $351.0 million and $567.5 million, respectively, with a fair value of approximately $345.9 million and $560.7 million, respectively, which had previously been the obligation of the FHLBank of Chicago. There were no transfers of debt obligations between the Bank and other FHLBanks during the year ended December 31, 2002.

FEDERAL HOME LOAN BANK OF BOSTON

STATEMENTS OF CONDITION

(dollars and shares in thousands, except par value)

(unaudited)

	June 30,	December 31,
	2005	2004
ASSETS
Cash and due from banks	$10,919	$11,891
Interest-bearing deposits in banks	1,960,050	2,655,050
Securities purchased under agreements to resell	1,600,000	1,500,000
Federal funds sold	4,505,000	5,586,800
Investments:
Trading securities – includes $813 and $16,972 pledged as collateral at June 30, 2005 and December 31, 2004 that may be repledged	259,861	295,407
Available-for-sale securities – includes $140,213 and $122,880 pledged as collateral at June 30, 2005 and December 31, 2004 that may be repledged	1,065,456	1,005,495
Held-to-maturity securities – includes $67,510 and $33,404 pledged as collateral at June 30, 2005 and December 31, 2004 that may be repledged (1)	6,577,784	6,253,356
Advances	27,760,255	30,208,753
Mortgage loans held for portfolio, net of allowance for credit losses of $1,495 and $1,379 at June 30, 2005 and December 31, 2004	4,209,547	4,011,981
Accrued interest receivable	147,983	140,661
Premises and equipment, net	5,974	6,166
Derivative assets, net	32,406	60,113
Other assets	20,147	19,422

Total Assets	$48,155,382	$51,755,095

LIABILITIES
Deposits:
Interest-bearing:
Demand and overnight	$749,705	$856,335
Term	118,632	27,781
Other	2,891	3,116
Non-interest-bearing:
Other	4,300	3,637
Total deposits	875,528	890,869

Consolidated obligations, net:
Bonds	27,705,641	27,679,714
Discount notes	16,574,623	20,090,681
Total consolidated obligations, net	44,280,264	47,770,395

Mandatorily redeemable capital stock	39,386	57,882
Accrued interest payable	248,213	223,276
Affordable Housing Program (AHP)	31,747	33,199
Payable to Resolution Funding Corporation (REFCorp)	5,746	5,137
Dividends payable	22,295	16,801
Derivative liabilities, net	391,809	397,638
Other liabilities	90,228	180,934

Total liabilities	45,985,216	49,576,131

Commitments and contingencies (Note 15)

CAPITAL
Capital stock – Class B – putable ($100 par value), 20,633 shares and 20,858 shares issued and outstanding at June 30, 2005 and December 31, 2004	2,063,297	2,085,814
Retained earnings	102,064	95,866
Accumulated other comprehensive income:
Net unrealized gain (loss) on available-for-sale securities	665	(7,572)
Net unrealized gain relating to hedging activities	4,369	5,085
Minimum pension liability	(229)	(229)

Total capital	2,170,166	2,178,964

Total Liabilities and Capital	$48,155,382	$51,755,095

(1)   Fair values of held-to-maturity securities were $6,650,492 and $6,352,068 at June 30, 2005, and December 31, 2004, respectively.

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF BOSTON

STATEMENTS OF INCOME

(dollars in thousands)

(unaudited)

	Six Months Ended June 30,
	2005	2004
INTEREST INCOME
Advances	$459,070	$272,810
Prepayment fees on advances, net	5,891	30,817
Interest-bearing deposits in banks	32,151	1,026
Securities purchased under agreements to resell	8,528	3,461
Federal funds sold	54,393	10,275
Investments:
Trading securities	7,185	9,553
Available-for-sale securities	12,430	5,609
Held-to-maturity securities	128,726	115,664
Prepayment fees on investments	5,741	4,383
Mortgage loans held for portfolio	96,201	103,419
Other	—	3
Total interest income	810,316	557,020

INTEREST EXPENSE
Consolidated obligations	693,522	445,849
Deposits	7,567	3,591
Mandatorily redeemable capital stock	1,180	465
Other borrowings	120	32
Total interest expense	702,389	449,937

NET INTEREST INCOME	107,927	107,083

Provision for (reduction of) credit losses on mortgage loans	153	(88)

NET INTEREST INCOME AFTER PROVISION FOR (REDUCTION OF) CREDIT LOSSES ON MORTGAGE LOANS	107,774	107,171

OTHER INCOME (LOSS)
Loss on early extinguishment of debt	(9,334)	(18,659)
Service fees	1,155	1,131
Net unrealized loss on trading securities	(3,414)	(7,268)
Net realized gain from sale of available-for-sale securities	—	32
Net realized gain from sale of held-to-maturity securities	—	13
Net loss on derivatives and hedging activities	(5,364)	(65)
Other	51	28

Total other loss	(16,906)	(24,788)

OTHER EXPENSE
Operating	21,496	17,570
Finance Board and Office of Finance	1,601	1,528
Other	198	29
Total other expense	23,295	19,127

INCOME BEFORE ASSESSMENTS	67,573	63,256

AHP	5,637	5,211
REFCorp	12,387	11,609
Total assessments	18,024	16,820

NET INCOME	$49,549	$46,436

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF BOSTON

STATEMENTS OF CAPITAL

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(dollars and shares in thousands)

(unaudited)

	Capital Stock - Putable		Capital Stock Class B - Putable		Retained	Accumulated Other Comprehensive	Total
	Shares	Par Value	Shares	Par Value	Earnings	Income	Capital

BALANCE, DECEMBER 31, 2003	24,280	$2,427,960	—	—	$61,769	$(17,684)	$2,472,045

Proceeds from sale of capital stock	529	52,917	1,959	$195,855			248,772
Repurchase/redemption of capital stock	(143)	(14,271)	(6,807)	(680,651)			(694,922)
Reclassifications of shares to mandatorily redeemable capital stock	(1,093)	(109,283)	—	—			(109,283)
Conversion to Class B shares	(23,573)	(2,357,323)	23,573	2,357,323			—
Comprehensive income:
Net income					46,436		46,436
Other comprehensive income:
Net unrealized gains on available-for- sale securities						12,378	12,378
Less: reclassification adjustment for realized net gains included in net income						(32)	(32)
Net unrealized loss relating to hedging activities						(210)	(210)
Less: reclassification adjustment for previously deferred hedging gains and losses included in income						(763)	(763)
Total net comprehensive income							57,809
Cash dividends on capital stock (2.31%) (1)					(24,714)		(24,714)

BALANCE, June 30, 2004	—	$—	18,725	$1,872,527	$83,491	$(6,311)	$1,949,707

BALANCE, DECEMBER 31, 2004	—	—	20,858	$2,085,814	$95,866	$(2,716)	$2,178,964

Proceeds from sale of capital stock	—	—	3,157	315,707			315,707
Repurchase/redemption of capital stock	—	—	(3,382)	(338,214)			(338,214)
Reclassifications of shares to mandatorily redeemable capital stock	—	—	—	(10)			(10)
Comprehensive income:
Net income					49,549		49,549
Other comprehensive income:
Net unrealized gains on available-for-sale securities						8,237	8,237
Net unrealized gains relating to hedging activities						828	828
Less: reclassification adjustment for previously deferred hedging gains and losses included in income						(1,544)	(1,544)
Total net comprehensive income							57,070
Cash dividends on capital stock (4.12%) (1)					(43,351)		(43,351)

BALANCE, JUNE 30, 2005	—	—	20,633	$2,063,297	$102,064	$4,805	$2,170,166

(1)     Dividend rate is annualized.

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF BOSTON

STATEMENTS OF CASH FLOWS

(dollars in thousands)

(unaudited)

	Six Months Ended June 30,
	2005	2004
OPERATING ACTIVITIES

Net income	$49,549	$46,436

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations, investments, and derivatives	(49,529)	21,764
Net premiums and discounts on mortgage loans	10,469	10,870
Concessions on consolidated obligations	3,562	5,998
Premises and equipment	608	799
Other	3,917	6,915
Provision for (reduction of) credit losses on mortgage loans	153	(88)
Net decrease in trading securities	35,546	59,233
Realized net gain from sale of available-for-sale securities	—	(32)
Realized net gain from sale of held-to-maturity securities	—	(13)
Net gain due to change in net fair-value adjustments on derivatives and hedging activities	(5,741)	(44,222)
Loss on early extinguishment of debt	9,334	18,659
(Increase) decrease in accrued interest receivable	(7,322)	9,085
Decrease (increase) in derivative asset – accrued interest	27,193	(59,529)
Increase in derivative liability – accrued interest	15,685	36,387
Decrease in other assets	700	1,622
Net (decrease) increase in AHP liability and discount on AHP and other housing-program advances	(36)	233
Increase (decrease) in accrued interest payable	24,937	(28,695)
Increase (decrease) in payable to REFCorp	609	(1,322)
Decrease in other liabilities	(706)	(37)

Total adjustments	69,379	37,627

Net cash provided by operating activities	118,928	84,063

INVESTING ACTIVITIES

Net decrease (increase) in interest-bearing deposits in banks	695,000	(677,001)
Net increase in securities purchased under agreements to resell	(100,000)	(950,000)
Net decrease in federal funds sold	1,081,800	130,000
Purchases of available-for-sale securities	—	(24,950)
Proceeds from sales of available-for-sale securities	—	83,162
Proceeds from maturities of available-for-sale securities	—	2
Purchases of held-to-maturity securities	(1,467,235)	(869,539)
Proceeds from sale of held-to-maturity securities	—	2,659
Proceeds from maturities of held-to-maturity securities	1,050,287	1,032,843
Principal collected on advances	445,381,628	222,400,319
Advances made	(443,015,512)	(221,662,545)
Principal collected on mortgage loans	403,677	556,936
Purchases of mortgage loans	(612,422)	(153,359)
Net increase in premises and equipment	(416)	(897)

Net cash provided by (used in) investing activities	3,416,807	(132,370)

FINANCING ACTIVITIES

Net (decrease) increase in deposits	(15,539)	100,220
Net proceeds from sale of consolidated obligations:
Discount notes	392,755,640	130,996,277
Bonds	5,486,395	6,677,334
Payments for maturing and retiring consolidated obligations:
Discount notes	(396,287,715)	(128,558,075)
Bonds	(5,396,618)	(8,587,409)
Proceeds from issuance of capital stock	315,707	248,772
Payments for redemption of mandatorily redeemable capital stock	(18,506)	(109,283)
Payments for repurchase/redemption of capital stock	(338,214)	(694,922)
Cash dividends paid	(37,857)	(29,499)

Net cash (used by) provided by financing activities	(3,536,707)	43,415

Net decrease in cash and cash equivalents	(972)	(4,892)

Cash and cash equivalents at beginning of the period	11,891	9,218

Cash and cash equivalents at end of the period	$10,919	$4,326

Supplemental disclosure:
Interest paid	$675,116	$767,776
AHP payments	$5,292	$4,977
REFCorp payments	$11,778	$12,931

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF BOSTON

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals, except as discussed in Note 2 below), considered necessary for a fair statement have been included. The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The results of operations for interim periods are not necessarily indicative of the results to be expected for the year ending December 31, 2005. The unaudited financial statements should be read in conjunction with the Bank’s audited financial statements and related notes as of December 31, 2004.

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

Note 2 — Change in Accounting Estimate

During the second quarter of 2005, the Bank evaluated its estimation methodology for determining the fair value hedge adjustments for certain CO bonds for which interest-rate swaps were designated as hedges of changes in fair value due to changes in the benchmark interest rate under SFAS 133. As a result of this evaluation, management has changed the estimation methodology in favor of a method that it believes more accurately calculates the fair value of the hedged item, as further described below.

In general, when we designate an interest-rate swap as a hedge of changes in fair-value of the hedged item attributable to changes in the benchmark LIBOR yield curve, we determine a constant spread adjustment to the LIBOR yield curve that results in a market interest rate on the hedged item at the inception of the hedging relationship. Previous to the change in our estimation methodology, when the Bank entered into this type of hedge relationship for a CO bond, for purposes of adjusting the LIBOR yield curve for valuation purposes, we used the spread that was applied to the pay side of the associated interest-rate swap as a proxy for the market rate on the CO bond.

After performing the evaluation in the second quarter, management now believes that the existing methodology was flawed because it consistently overstated the yields used to determine the changes in the fair values of the CO bonds attributable to changes in the benchmark LIBOR yield curve. The former methodology did not consider that the pay-side LIBOR spread adjustment was set at a level designed to compensate the swap dealer for paying the swap fee and it resulted in an initial basis for the bond that is aligned with the value of the interest-rate swap immediately after the payment of the swap fee, rather than a par valuation.

Management has determined that a different discount spread adjustment methodology would have more accurately reflected the changes in fair value due to changes in the benchmark interest rate by better calibrating the spread adjustment to the benchmark LIBOR yield curve to the initial basis value of the hedged CO bond. This methodology results in initial CO bond values that are properly aligned with the initial basis adjustment of the bond. Accordingly, management changed the estimation methodology for calculating the benchmark fair-value hedge adjustments for these transactions during the second quarter of 2005 to the more accurate method.

Management has determined that the differences between the previous estimation methodology and the new estimation methodology are immaterial to prior periods. The change was implemented as of June 30, 2005, and has been reflected as a change in estimate. As of June 30, 2005, the cumulative difference between the two estimation methodologies was a reduction to income before assessments of approximately $9.4 million ($6.9 million after assessments), which has been recorded in net (loss) gain on derivatives and hedging activities in other income. Additionally, it is expected that the use of the new methodology will lead to increased volatility in reported ineffectiveness associated with these hedging relationships due to the introduction of a difference in the initial valuation basis between the CO bond and the interest-rate swap that is subject to fluctuation with interest rates, and therefore there will be increased volatility in the amount of gains and losses from derivative and hedging activities and reported net income in future periods. In general, when interest rates increase, ineffectiveness will generally be more negative, and when interest rates fall, ineffectiveness will generally be more positive than was the case under the previous method.

Note 3 – Trading Securities

Major Security Types. Trading securities as of June 30, 2005, and December 31, 2004, were as follows (dollars in thousands):

	June 30,	December 31,
	2005	2004
Mortgage-backed securities
U.S. government guaranteed	$65,312	$75,293
Government-sponsored enterprises	112,847	129,114
Other	81,702	91,000

Total	$259,861	$295,407

Net gains on trading securities for the six months ended June 30, 2005 and 2004, include a change in net unrealized holding losses of $3.4 million and net unrealized holding losses of $7.3 million, respectively.

Note 4 – Available-for-Sale Securities

Major Security Types. Available-for-sale securities as of June 30, 2005, were as follows (dollars in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

International agency obligations	$352,325	$65,425	—	$417,750
U.S. government corporations	213,890	30,569	—	244,459
Government-sponsored enterprises	184,873	19,357	—	204,230
Other FHLBanks’ bonds	14,857	535	—	15,392

	765,945	115,886	—	881,831
Mortgage-backed securities
Government-sponsored enterprises	173,908	9,717	—	183,625

Total	$939,853	$125,603	—	$1,065,456

Available-for-sale securities as of December 31, 2004, were as follows (dollars in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

International agency obligations	$352,626	$34,585	—	$387,211
U.S. government corporations	213,963	9,387	—	223,350
Government-sponsored enterprises	185,035	11,280	—	196,315
Other FHLBanks’ bonds	14,911	793	—	15,704

	766,535	56,045	—	822,580
Mortgage-backed securities
Government-sponsored enterprises	174,250	8,665	—	182,915

Total	$940,785	$64,710	—	$1,005,495

Redemption Terms. The amortized cost and estimated fair value of available-for-sale securities, as of June 30, 2005, and December 31, 2004, by contractual maturity, are shown below (dollars in thousands). Expected maturities of some securities and mortgage-backed securities (MBS) will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	June 30, 2005		December 31, 2004
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Year of Maturity	Cost	Value	Cost	Value

Due after one year through five years	$96,351	$99,069	$96,517	$100,587
Due after five years through 10 years	14,581	14,850	14,613	15,072
Due after 10 years	655,013	767,912	655,405	706,921

	765,945	881,831	766,535	822,580

Mortgage-backed securities	173,908	183,625	174,250	182,915

Total	$939,853	$1,065,456	$940,785	$1,005,495

The amortized cost of the Bank’s MBS classified as available-for-sale includes net premiums of $4.7 million and $5.0 million at June 30, 2005, and December 31, 2004, respectively.

Note 5 – Held-to-Maturity Securities

Major Security Types. Held-to-maturity securities as of June 30, 2005, were as follows (dollars in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. agency obligations	$83,503	$3,586	$—	$87,089
Government-sponsored enterprises	199,981	—	(662)	199,319
State or local housing-agency obligations	378,104	12,431	(1,977)	388,558

	661,588	16,017	(2,639)	674,966
Mortgage-backed securities
U.S. government guaranteed	23,543	994	—	24,537
Government-sponsored enterprises	1,185,223	37,727	(3,461)	1,219,489
Other	4,707,430	32,213	(8,143)	4,731,500
	5,916,196	70,934	(11,604)	5,975,526

Total	$6,577,784	$86,951	$(14,243)	$6,650,492

Held-to-maturity securities as of December 31, 2004, were as follows (dollars in thousands):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. agency obligations	$91,477	$4,637	—	$96,114
Government-sponsored enterprises	200,076	—	$(840)	199,236
State or local housing-agency obligations	435,829	14,700	(5,216)	445,313

	727,382	19,337	(6,056)	740,663
Mortgage-backed securities
U.S. government guaranteed	27,038	1,236	—	28,274
Government-sponsored enterprises	1,302,867	50,369	(3,390)	1,349,846
Other	4,196,069	45,172	(7,956)	4,233,285
	5,525,974	96,777	(11,346)	5,611,405

Total	$6,253,356	$116,114	$(17,402)	$6,352,068

The Bank has concluded that, based on the creditworthiness of the issuers and any underlying collateral, the unrealized loss on each security in the above tables represents a temporary impairment and does not require an adjustment to the carrying amount of any of the securities.

Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities as of June 30, 2005, and December 31, 2004, by contractual maturity, are shown below (dollars in thousands). Expected maturities of some securities and MBS will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	June 30, 2005		December 31, 2004
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
Year of Maturity	Cost	Value	Cost	Value

Due in one year or less	$199,981	$199,319	$200,076	$199,235
Due after one year through five years	5,214	5,651	3,594	3,849
Due after five years through 10 years	9,697	10,504	47,988	51,209
Due after 10 years	446,696	459,492	475,724	486,370

	661,588	674,966	727,382	740,663
Mortgage-backed securities	5,916,196	5,975,526	5,525,974	5,611,405

Total	$6,577,784	$6,650,492	$6,253,356	$6,352,068

The amortized cost of the Bank’s MBS classified as held-to-maturity includes net premiums of $7.9 million and $10.1 million at June 30, 2005, and December 31, 2004, respectively.

Note 6 – Advances

Redemption Terms. At June 30, 2005 and December 31, 2004, the Bank had advances outstanding, including AHP advances, at interest rates ranging from zero percent to 8.44 percent, as summarized below (dollars in thousands). Advances with interest rates of zero percent are AHP subsidized advances.

	June 30, 2005		December 31, 2004
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Overdrawn demand-deposit accounts	$18,843	3.66%	$33,200	2.67%
Due in one year or less	12,289,954	3.31	15,216,451	2.50
Due after one year through two years	3,965,942	3.69	3,017,754	3.31
Due after two years through three years	3,162,731	3.80	2,894,633	3.73
Due after three years through four years	1,938,850	4.07	1,940,475	3.71
Due after four years through five years	2,159,456	4.62	1,979,890	4.05
Thereafter	4,044,395	4.64	4,863,883	4.71

Total par value	27,580,171	3.77%	29,946,286	3.24%

Premium on advances	9,634		10,442
Discount on advances	(11,931)		(10,700)
SFAS 133 hedging adjustments	182,381		262,725

Total	$27,760,255		$30,208,753

At June 30, 2005 and December 31, 2004, the Bank had callable advances outstanding of $30.0 million. The following table summarizes advances at June 30, 2005 and December 31, 2004, by year of maturity or next call date for callable advances (dollars in thousands):

	June 30, 2005	December 31, 2004

Overdrawn demand-deposit accounts	$18,843	$33,200
Due in one year or less	12,289,954	15,216,451
Due after one year through two years	3,995,942	3,017,754
Due after two years through three years	3,162,731	2,924,633
Due after three years through four years	1,938,850	1,940,475
Due after four years through five years	2,159,456	1,979,890
Thereafter	4,014,395	4,833,883

Total par value	$27,580,171	$29,946,286

At June 30, 2005 and December 31, 2004, the Bank had putable advances outstanding totaling $5.4 billion and $5.7 billion, respectively. The following table summarizes advances outstanding at June 30, 2005 and December 31, 2004, by year of maturity or next put date for putable advances (dollars in thousands):

	June 30, 2005	December 31, 2004

Overdrawn demand-deposit accounts	$18,843	$33,200
Due in one year or less	16,766,904	18,975,101
Due after one year through two years	3,932,392	3,264,704
Due after two years through three years	2,789,981	2,626,533
Due after three years through four years	1,530,900	1,578,975
Due after four years through five years	1,097,556	1,379,440
Thereafter	1,443,595	2,088,333

Total par value	$27,580,171	$29,946,286

Security Terms. The Bank lends to financial institutions involved in housing finance within the six New England states according to federal statutes, including the Act. The Act requires the Bank to obtain sufficient collateral on advances to protect against losses and to accept only certain U.S. government or government-agency securities, residential mortgage loans, cash or deposits and member capital stock in the Bank, and other eligible real-estate-related assets as collateral on such advances. However, CFIs are eligible to utilize expanded statutory collateral provisions dealing with loans to small business or agriculture. At June 30, 2005 and December 31, 2004, the Bank had rights to collateral, on a member-by-member basis, with an estimated value greater than outstanding advances.

Credit Risk. While the Bank has never experienced a credit loss on an advance to a member, the expansion of collateral for CFIs and nonmember housing associates provides the potential for additional credit risk for the Bank. Management of the Bank has policies and procedures in place to appropriately manage this credit risk. Based on these policies, the Bank has not provided any allowances for losses on advances.

Interest-Rate-Payment Terms. The following table details additional interest-rate-payment terms for advances at June 30, 2005 and December 31, 2004 (dollars in thousands):

	June 30, 2005	December 31, 2004
Par amount of advances:
Fixed-rate	$24,938,775	$28,175,031
Variable-rate	2,641,396	1,771,255

Total	$27,580,171	$29,946,286

Variable-rate advances noted in the above table include advances outstanding at June 30, 2005 and December 31, 2004, totaling $261.0 million and $40.0 million, respectively, which contain embedded interest-rate caps and floors.

Note 7 – Affordable Housing Program and Resolution Funding Corporation

The Bank charges the amount set aside for AHP to income and recognizes it as a liability. The Bank then relieves the AHP liability as members use subsidies. An analysis of the AHP liability for the six months ended June 30, 2005, and the year ended December 31, 2004, follows (dollars in thousands):

Roll-forward of the AHP Liability	For the Six Months Ended June 30, 2005	For the Year Ended December 31, 2004

Balance at beginning of period	$33,199	$32,180
AHP expense for the period	5,637	10,092
AHP direct grant disbursements	(5,292)	(7,818)
AHP subsidy for below-market-rate advance disbursements	(1,896)	(2,221)
Return of previously disbursed grants and subsidies	99	966

Balance at end of period	$31,747	$33,199

An analysis of the REFCorp liability for the six months ended June 30, 2005, and the year ended December 31, 2004, follows (dollars in thousands):

Roll-forward of the REFCorp Liability	For the Six Months Ended June 30, 2005	For the Year Ended December 31, 2004

Balance at beginning of period	$5,137	$6,032
REFCorp expense for the period	12,387	22,380
Payments made to REFCorp	(11,778)	(23,275)

Balance at end of period	$5,746	$5,137

Note 8 – Mortgage Loans Held for Portfolio

The Bank’s MPF program involves investment by the Bank in fixed-rate mortgage loans that are purchased from participating members. All mortgage loans are held-for-investment. Under the MPF program, the Bank’s members originate, service, and credit-enhance home-mortgage loans that are then sold to the Bank.

The following table presents mortgage loans held for portfolio as of June 30, 2005, and December 31, 2004 (dollars in thousands):

	June 30,	December 31,
	2005	2004
Real estate
Fixed-rate 15-year single-family mortgages	$1,392,561	$1,267,861
Fixed-rate 20- and 30-year single-family mortgages	2,777,802	2,697,010
Premiums	45,662	52,365
Discounts	(5,406)	(4,138)
Deferred hedging gains and losses, net	423	262

Total mortgage loans held for portfolio	4,211,042	4,013,360

Less: allowance for credit losses	(1,495)	(1,379)

Total mortgage loans, net of allowance for credit losses	$4,209,547	$4,011,981

The par value of mortgage loans held for portfolio at June 30, 2005, and December 31, 2004, was comprised of the following (dollars in thousands):

	June 30,	December 31,
	2005	2004

Conventional loans	$3,427,941	$3,105,139
Government-insured loans	742,422	859,732

Total par value	$4,170,363	$3,964,871

An analysis of the allowance for credit losses at June 30, 2005, and December 31, 2004, follows (dollars in thousands):

	For the Six Months Ended June 30, 2005	For the Year Ended December 31, 2004

Balance at beginning of period	$1,379	$1,317
Charge-offs	(37)	(91)
Recoveries	—	30
Net charge-offs	(37)	(61)
Provision for credit losses	153	123

Balance at end of period	$1,495	$1,379

Mortgage loans, other than those included in large groups of smaller-balance homogeneous loans, are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage-loan agreement. At June 30, 2005, and December 31, 2004, the Bank had no recorded investments in impaired mortgage loans. Mortgage loans on nonaccrual status at both June 30, 2005, and December 31, 2004, totaled $2.7 million. The Bank’s mortgage-loan portfolio is geographically diversified on a national basis. There is no concentration of delinquent loans in any geographic region. Real estate owned (REO) at June 30, 2005, and December 31, 2004, totaled $683,000 and $539,000, respectively. REO is recorded on the statement of condition in other assets.

Sale of REO Assets. During the six months ended June 30, 2005 and 2004, the Bank sold REO assets with a recorded carrying value of $552,000 and $430,000, respectively. Upon sale of these properties, and inclusive of any proceeds received from primary mortgage-insurance coverage, the Bank recognized net gains totaling $48,000 and $7,000 on the sale of REO assets during the six months ended June 30, 2005 and 2004, respectively. Additionally, the Bank recorded expenses associated with maintaining these properties totaling $22,000 during the six months ended June 30, 2005. The Bank did not record any expenses associated with maintaining these properties during the six months ended June 30, 2004.

Note 9 – Consolidated Obligations

COs are the joint and several obligations of the 12 FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue COs through the Office of Finance, which serves as their agent. In connection with each debt issuance, each FHLBank specifies the amount of debt it wants issued on its behalf. The Office of Finance tracks the amount of debt issued on behalf of each FHLBank. In addition, the Bank separately tracks and records as a liability its specific portion of COs and is the primary obligor for its specific portion of COs issued. COs are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

Redemption Terms. The following is a summary of the Bank’s participation in consolidated bonds outstanding at June 30, 2005 and December 31, 2004, by the year of maturity (dollars in thousands):

	June 30, 2005		December 31, 2004
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Due in one year or less	$7,253,800	3.31%	$8,628,085	3.38%
Due after one year through two years	8,304,035	3.31	6,074,030	3.07
Due after two years through three years	4,661,770	3.73	4,163,125	3.44
Due after three years through four years	2,722,280	3.74	3,075,640	3.80
Due after four years through five years	1,086,300	4.25	1,672,000	3.80
Thereafter	6,741,240	5.63	8,884,355	5.90

Total par value	30,769,425	3.96%	32,497,235	4.08%

Bond premium	33,121		41,298
Bond discount	(2,999,663)		(4,768,800)
SFAS 133 hedging adjustments	(97,242)		(90,019)

Total	$27,705,641		$27,679,714

Consolidated bonds outstanding at June 30, 2005 and December 31, 2004, include callable bonds totaling $14.8 billion and $15.7 billion, respectively.

The Bank’s consolidated bonds outstanding at June 30, 2005 and December 31, 2004 include (dollars in thousands):

	June 30, 2005	December 31, 2004
Par amount of consolidated bonds:
Noncallable or non-putable	$15,967,425	$16,779,735
Callable	14,802,000	15,717,500

Total par amount	$30,769,425	$32,497,235

The following table summarizes consolidated bonds outstanding at June 30, 2005 and December 31, 2004, by the earlier of the year of maturity or next call date (dollars in thousands):

	June 30, 2005	December 31, 2004

Due in one year or less	$18,820,800	$20,870,585
Due after one year through two years	5,327,035	5,239,030
Due after two years through three years	3,301,770	2,838,125
Due after three years through four years	1,557,280	1,815,640
Due after four years through five years	666,300	942,000
Thereafter	1,096,240	791,855

Total par value	$30,769,425	$32,497,235

Interest-Rate-Payment Terms. The following table details interest-rate-payment terms for consolidated bonds at June 30, 2005 and December 31, 2004 (dollars in thousands):

	June 30, 2005	December 31, 2004

Fixed-rate bonds	$26,664,425	$24,699,735
Variable-rate bonds	500,000	2,000,000
Zero-coupon bonds	3,605,000	5,797,500

Total par value	$30,769,425	$32,497,235

Consolidated Discount Notes. Consolidated discount notes are issued to raise short-term funds. Discount notes are COs with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature.

The Bank’s participation in consolidated discount notes, all of which are due within one year, was as follows (dollars in thousands):

			Weighted
			Average
	Book Value	Par Value	Rate

June 30, 2005	$16,574,623	$16,600,777	3.04%

December 31, 2004	$20,090,681	$20,115,715	2.08%

Note 10 – Capital

The Bank is subject to three capital requirements under the new capital structure plan that became effective on April 19, 2004. The Bank shall maintain at all times:

1.               Permanent capital in an amount at least equal to the sum of its credit-risk capital requirement, its market-risk capital requirement, and its operations-risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. Only “permanent capital,” defined as retained earnings and Class B stock, satisfies the risk-based capital requirement. The Finance Board may require the Bank to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined.

2.               A four percent total capital-to-asset ratio.

3.               At least a five percent leverage ratio, defined as the sum of permanent capital weighted 1.5 times and nonpermanent capital weighted 1.0 times divided by total assets.

The following table shows the Bank’s compliance with the Finance Board’s capital requirements at June 30, 2005 (dollars in thousands):

	June 30, 2005
	Required	Actual
Regulatory Capital Requirements

Risk-based capital	$313,505	$2,204,747

Total regulatory capital	$1,926,215	$2,204,747
Total capital-to-asset ratio	4.0%	4.6%

Leverage capital	$2,407,769	$3,307,121
Leverage ratio	5.0%	6.9%

Mandatorily redeemable capital stock is considered capital for regulatory purposes.

Note 11 – Employee Retirement Plans

The Bank participates in the Financial Institutions Retirement Fund (FIRF), a defined benefit plan. The plan covers substantially all officers and employees of the Bank. Funding and administrative costs of FIRF charged to operating expenses were $1.6 million and $846,000 for the six months ended June 30, 2005 and 2004, respectively. FIRF is a multi-employer plan and does not segregate its assets, liabilities, or costs by participating employer. As a result, disclosure and accounting of the accumulated benefit obligations, plan assets, and the components of pension expense attributable to the Bank cannot be made.

Also, the Bank maintains a nonqualified, unfunded defined benefit plan (supplemental retirement plan) covering certain senior officers, and the Bank sponsors a fully insured retirement benefit program (postretirement benefit plan) that includes life insurance benefits for eligible retirees.

Components of net periodic pension cost for the Bank’s supplemental retirement plan and postretirement benefit plan for the six months ended June 30, 2005 and 2004, were (dollars in thousands):

	Supplemental Retirement Plan For the Six Months Ended June 30,		Postretirement Benefit Plan For the Six Months Ended June 30,
	2005	2004	2005	2004

Service cost	$178	$146	$5	$5
Interest cost	190	193	8	7
Amortization of unrecognized prior service cost	14	14	—	—
Amortization of unrecognized net loss	144	87	—	—
Amortization of unrecognized net obligation	10	10	—	—

Net periodic benefit cost	$536	$450	$13	$12

Note 12 – Segment Information

The Bank has identified two main operating segments based upon its method of internal reporting: mortgage-loan finance and all other business activity. The products and services provided reflect the manner in which financial information is evaluated by management. The mortgage-loan-finance segment includes mortgage loans acquired through the Mortgage Partnership Finance program and the related funding. Income from the mortgage-loan-finance segment is derived primarily from the difference, or spread, between the yield on mortgage loans and the borrowing and hedging costs related to those assets. The remaining business segment includes products such as advances and investments and their related funding and hedging costs. Income from this segment is derived primarily from the difference, or spread, between the yield on advances and investments, and the borrowing and hedging costs related to those assets. Capital is allocated to the segments based upon asset size.

The following table presents net interest income after provision for credit losses on mortgage loans by business segment, other income/(loss), other expense and income before assessments for the six months ended June 30, 2005 and 2004 (dollars in thousands):

	Net Interest Income after Provision for Credit Losses on Mortgage Loans by Segment
For the Six Months Ended June 30,	Mortgage Loan Finance	Other Business Activities	Total	Other Income/ (Loss)	Other Expense	Income Before Assessments

2005	$14,060	$93,714	$107,774	$(16,906)	$23,295	$67,573

2004	$14,496	$92,675	$107,171	$(24,788)	$19,127	$63,256

The following table presents total assets by business segment as of June 30, 2005 and December 31, 2004 (dollars in thousands):

	Total Assets by Segment
	Mortgage Loan Finance	Other Business Activities	Total

June 30, 2005	$4,230,410	$43,924,972	$48,155,382

December 31, 2004	$4,031,749	$47,723,346	$51,755,095

The following table presents average-earning assets by business segment for the six months ended June 30, 2005 and 2004 (dollars in thousands):

	Total Average-Earning Assets by Segment
For the Six Months Ended June 30,	Mortgage Loan Finance	Other Business Activities	Total

2005	$4,127,659	$44,264,747	$48,392,406

2004	$4,390,151	$36,412,905	$40,803,056

Note 13 – Derivatives and Hedging Activities

For the six months ended June 30, 2005 and 2004, the Bank recorded net losses on derivatives and hedging activities totaling $5.4 million and $65,000, respectively, in other income. Net losses on derivatives and hedging activities for the six months ended June 30, 2005 and 2004 are as follows (dollars in thousands):

	For the Six Months Ended June 30, 2005	For the Six Months Ended June 30, 2004

Net (losses) gains related to fair-value hedge ineffectiveness	$(6,085)	$1,011
Net gains (losses) resulting from economic hedges not receiving hedge accounting	721	(1,076)

Net losses on derivatives and hedging activities	$(5,364)	$(65)

The following table represents outstanding notional balances and estimated fair values of derivatives outstanding at June 30, 2005 and December 31, 2004 (dollars in thousands):

	June 30, 2005		December 31, 2004
	Notional	Estimated Fair Value	Notional	Estimated Fair Value
Interest-rate swaps:
Fair value	$21,043,894	$(464,870)	$18,634,971	$(481,845)
Economic	319,500	(3,955)	362,500	(5,427)

Interest-rate swaptions:
Economic	475,000	2,088	425,000	1,454

Interest-rate caps/floors:
Fair value	261,000	1,915	—	—
Economic	446,000	2	446,000	15

Mortgage delivery commitments:
Cash flow	32,200	60	26,736	44

Total derivatives	$22,577,594	(464,760)	$19,895,207	(485,759)

Accrued interest		105,357		148,234

Net derivatives		$(359,403)		$(337,525)

Derivative asset		$32,406		$60,113
Derivative liability		(391,809)		(397,638)

Net derivatives		$(359,403)		$(337,525)

Credit Risk. At June 30, 2005 and December 31, 2004, the Bank’s maximum credit risk was approximately $32.4 million and $60.1 million, respectively. These totals include $74.9 million and $102.1 million of net accrued interest receivable, respectively. In determining maximum credit risk, the Bank considers accrued interest receivable and payable, and the legal right to offset derivative assets and liabilities by counterparty. The Bank held securities and cash with a fair value of $40.7 million and $63.9 million as collateral as of June 30, 2005 and December 31, 2004, respectively. This collateral has not been sold or repledged. Additionally, collateral with respect to derivatives with member institutions includes collateral assigned to the Bank, as evidenced by a written security agreement and held by the member institution for the benefit of the Bank.

The Bank generally executes derivatives with counterparties rated A or better by either Standard and Poor’s or Moody’s. Some of these counterparties or their affiliates buy, sell, and distribute COs. Note 15 discusses assets pledged by the Bank to these counterparties.

Note 14 – Transactions with Related Parties and Other FHLBanks

Transactions with Related Parties. Based on the outstanding capital stock balance at June 30, 2005, no member is considered to be a related party.

Transactions with Other FHLBanks. The Bank may occasionally enter into transactions with other FHLBanks. These transactions are summarized below.

Investments in Consolidated Obligations. The Bank has invested in COs of other FHLBanks. The Bank’s carrying value of other FHLBank COs classified as available-for-sale was $15.4 million and $15.8 million at June 30, 2005 and 2004, respectively. The Bank recorded interest income of $412,000 and $424,000 from these investment securities for the six months ended June 30, 2005 and 2004, respectively. Purchases of COs issued for other FHLBanks occur at market prices through third-party securities dealers.

Overnight Funds. The Bank may borrow or lend unsecured overnight funds from or to other FHLBanks. All such transactions are at current market rates. Interest income and interest expense related to these transactions with other FHLBanks is included within other interest income and interest expense from other borrowings in the statements of income.

The Bank did not have any loans to other FHLBanks during the six months ended June 30, 2005. The Bank did not have any loans to other FHLBanks outstanding at June 30, 2004. The Bank recorded interest income of $3,000 from loans to the FHLBank of Pittsburgh for the six months ended June 30, 2004.

The Bank did not have any borrowings from other FHLBanks outstanding at June 30, 2005 and 2004. Interest expense on borrowings from other FHLBanks for the six months ended June 30, 2005 and 2004, are shown in the following table (dollars in thousands):

	For the Six Months Ended June 30, 2005	For the Six Months Ended June 30, 2004
Interest Expense from Other FHLBanks

FHLBank of Atlanta	$1	$2
FHLBank of Chicago	—	1
FHLBank of Cincinnati	23	6
FHLBank of Indianapolis	3	2
FHLBank of Pittsburgh	2	1
FHLBank of San Francisco	41	5
FHLBank of Topeka	9	4

Total	$79	$21

MPF Mortgage Loans. In the ordinary course of business, the Bank sells to the FHLBank of Chicago participations in mortgage assets that the Bank purchases from its members. During the six months ended June 30, 2005 and 2004, the Bank sold to the FHLBank of Chicago approximately $838.6 million and $2.6 billion, respectively, in such mortgage-loan participations.

Beginning in 2004, the Bank began paying a transaction-services fee to the FHLBank of Chicago for the Bank’s participation in the MPF program. The Bank pays a transaction-services fee to the FHLBank of Chicago for the Bank’s participation in the MPF program. This fee is assessed monthly, and is based upon the amount of MPF loans outstanding that remain on the Bank’s statement of condition. The Bank recorded $175,000 and $18,000 in MPF transaction-services fee expense to the FHLBank of Chicago during the six months ended June 30, 2005 and 2004, respectively, which has been recorded in the statements of income as other expense.

Note 15 – Commitments and Contingencies

The 12 FHLBanks have joint and several liability for all the consolidated obligations (COs) issued on their behalves. Accordingly, should one or more of the FHLBanks be unable to repay its participation in the COs, each of the other FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No FHLBank has had to assume or pay the CO of another FHLBank.

The Bank considered the guidance under FASB interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), and determined it was not necessary to recognize the fair value of the Bank’s joint and several liability for all of the COs. The Bank considers the joint and several liability as a related party guarantee. Related party guarantees meet the scope exceptions in FIN 45. Accordingly, the Bank has not recognized a liability for its joint and several obligation related to other FHLBanks’ COs. The par amounts of other FHLBanks’ outstanding COs for which the Bank is jointly and severally liable were approximately $860.9 billion and $816.6 billion at June 30, 2005, and December 31, 2004, respectively.

Commitments to Extend Credit. Commitments that legally bind and unconditionally obligate the Bank for additional advances totaled approximately $107.0 million and $52.2 million at June 30, 2005, and December 31, 2004, respectively. Commitments generally are for periods up to 12 months. Based on management’s credit analyses and collateral requirements, the Bank does not deem it necessary to have any additional liability on these commitments.

Commitments for unused line-of-credit advances totaled approximately $1.5 billion at both June 30, 2005, and December 31, 2004. Commitments are generally for periods of up to 12 months. Since many of these commitments are not expected to be drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Mortgage Loans. Commitments that obligate the Bank to purchase mortgage loans totaled $32.2 million and $26.7 million at June 30, 2005, and December 31, 2004, respectively. Commitments are generally for periods not to exceed 45 business days. All such commitments have been recorded as derivatives at their fair values on the statement of condition.

Standby Bond-Purchase Agreements. The Bank has entered into standby bond-purchase agreements with state-housing authorities whereby the Bank, for a fee, agrees to purchase and hold the authority’s bonds until the designated marketing agent can find a suitable investor or the housing authority repurchases the bond according to a schedule established by the standby agreement. Each standby agreement dictates the specific terms that would require the Bank to purchase the bond. The bond purchase commitments entered into by the Bank expire after five years, no later than 2008. Total commitments for bond purchases were $618.4 million and $622.3 million at June 30, 2005, and December 31, 2004, respectively. The Bank had agreements with three state housing authorities at June 30, 2005, and December 31, 2004. For the six months ended June 30, 2005, the Bank was not required to purchase any bonds under these agreements.

Counterparty Credit Exposure. The Bank generally executes derivatives with counterparties rated A or better by either Standard and Poor’s or Moody’s, and generally enters into bilateral-collateral agreements. As of June 30, 2005, and December 31, 2004, the Bank had pledged as collateral securities with a carrying value of $208.5 million and $173.3 million, respectively, to counterparties that have credit-risk exposure to the Bank related to derivatives. Of the amounts pledged as collateral at June 30, 2005, and December 31, 2004, $208.5 million and $173.3 million, respectively, were subject to contractual agreements whereby the counterparties had the right to sell or repledge the collateral.

Forward-Settling Derivative Contracts. As of June 30, 2005, and December 31, 2004, the Bank had entered into forward-settling derivatives with notional amounts totaling $515.0 million and $477.0 million, respectively, with settlement dates in 2005 and 2006.

Unsettled Consolidated Obligations. The Bank entered into $45.0 million and $65.5 million par value of CO bonds that had traded but not settled as of June 30, 2005, and December 31, 2004, respectively. The unsettled discount notes as of June 30, 2005, was $1.7 million. There was no unsettled discount notes as of December 31, 2004.

Legal Proceedings. The Bank is subject to various pending legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Bank’s financial condition or results of operations.

Note 16 – Subsequent Events

Impact of Hurricane Katrina. As a result of the devastation caused by Hurricane Katrina in the southern United States in late August 2005, the President of the United States has declared portions of three states – Alabama, Louisiana, and Mississippi – to be major disaster areas. The Bank has exposure to the areas affected by Hurricane Katrina, primarily though whole-loan purchases under the MPF program. Management expects incremental losses as a result of Hurricane Katrina in the MPF portfolio; however, the amount of these losses cannot be reasonably estimated at this time. The Bank has $8.5 million in conventional MPF loans outstanding in the severely affected areas that had extensive flooding; however many of these mortgage loans are covered by flood and/or hazard insurance that may mitigate the extent of losses that may be incurred. Management is currently evaluating whether additional loan-loss reserves will be necessary to cover these incremental losses. Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”), requires a company to record a reserve if it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated. While it is probable that loans in the affected areas are impaired, management does not have sufficient information at this time to reasonably estimate the amount of expected losses. Management expects that additional information regarding the condition of affected properties and the potential for recovery under insurance policies will be available in the near future. Management will continue its research to determine the extent of the expected losses, and make a determination as to the appropriate level of loan-loss reserves in the near future.

Declaration of Third Quarter Dividend.  For the third quarter of 2005, the board of directors has declared a cash dividend equal to an annualized yield of 4.25 percent on average daily balances of Class B shares held during the third quarter of 2005, as approved by the Finance Board on September 29, 2005.  The dividend, totaling $22.5 million, was paid to the Bank’s members on October 4, 2005.